Exhibit 99.1

The unaudited interim consolidated financial statements of Enel Américas S.A. (“Enel Américas”) as of September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019 have not been examined or audited in accordance with either the standards of the American Institute of Certified Public Accountants (AICPA) or the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). The unaudited interim consolidated financial statements are considered unaudited for purposes of the U.S. Securities and Exchange Commission (the “SEC”). The unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited interim consolidated financial statements are being furnished to the SEC because they have been made publicly available in Chile to shareholders under Chilean law in connection with the corporate transaction proposed by Enel Américas, which includes, among other things, (1) the spin-off by Enel Green Power S.p.A. (“EGP”) of certain investees in Central and South America as Enel Rinnovabili Srl, (2) the merger of Enel Rinnovabili Srl with and into EGP Américas SpA, with EGP Américas SpA as the surviving corporation and (3) the merger of EGP Américas SpA with and into Enel Américas, with Enel Américas as the surviving corporation.

The English version of the unaudited interim consolidated financial statements and the accompanying notes is provided solely for the convenience of the readers as a liberal translation from the Spanish language original, which is the official and binding version.

UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

For the period ended

September 30, 2020

ENEL AMÉRICAS S.A. and SUBSIDIARIES

  Thousands of US dollars

This sheet is intentionally without content

CONTENTS

II. UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED INTERIM CONSOLIDATED COMPREHENSIVE INCOME, BY NATURE

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF EQUITY

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS, DIRECT METHOD

III. NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	In thousands	Description
US$	ThUS$	US dollar
CLP	ThCh$	Chilean peso
EUR	Th€	Euro
ARS	ThARS	Argentinean peso
BRL	ThBRL	Brazilian real
COP	ThCOP	Colombian peso
PEN	ThPEN	Peruvian sol
UF		“Unidad de Fomento” - Chilean inflation-indexed, Chilean peso denominated monetary unit
UTM		“Unidad Tributaria Mensual”
UTA		“Unidad Tributaria Annual” - Chilean annual tax unit. One UTA equals 12 Unidades Tributarias Mensuales (“UTM”), a Chilean inflation-indexed monthly tax unit used to define fines, among other purposes.

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and December 31, 2019

(In thousands of US Dollars – ThUS$)

		09-30-2020	12-31-2019
ASSETS	Note	ThUS$	ThUS$
CURRENT ASSETS

Cash and cash equivalents	7	1,605,306	1,938,997
Other current financial assets	8	378,734	120,383
Other current non-financial assets	9	439,518	486,162
Trade and other receivables-current	10	2,751,457	3,504,457
Current accounts receivable from related parties	11	17,457	16,369
Inventories	12	443,463	396,239
Current tax assets	13	70,971	107,321
Total current assets other than assets or groups of assets for disposal classified as held for sale or as held for distribution to owners		5,706,906	6,569,928

Non-current assets or disposal groups held for sale or for distribution to owners	5.1	-	11,326
Non-current assets or disposal groups held for sale or for distribution to owners		-	11,326

TOTAL CURRENT ASSETS		5,706,906	6,581,254

NON-CURRENT ASSETS

Other non-current financial assets	8	2,372,542	3,049,811
Other non-current non-financial assets	9	2,248,022	2,735,890
Trade and other non-current receivables	10	522,643	587,957
Non-current accounts receivable from related parties	11	158	847
Investments accounted for using the equity method	14	2,626	1,978
Intangible assets other than goodwill	15	4,044,797	5,527,879
Goodwill	16	886,828	1,173,043
Property, plant and equipment	17	7,772,954	8,763,438
Investment property		7,307	10,254
Right-of-use assets	18	224,361	255,799
Deferred tax assets	19	846,634	1,088,234
TOTAL NON-CURRENT ASSETS		18,928,872	23,195,130

TOTAL ASSETS		24,635,778	29,776,384

The accompanying notes form an integral part of these interim consolidated financial statements	Page 6

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

For the periods ended September 30, 2020 and December 31, 2019

(In thousands of US Dollars – ThUS$)

		09-30-2020	12-31-2019
LIABILITIES AND EQUITY	Note	ThUS$	ThUS$
CURRENT LIABILITIES

Other current financial liabilities	20	2,446,001	1,408,407
Current lease liability	21	51,161	81,644
Trade and other payables, current	24	3,094,407	3,920,045
Current accounts payable to related parties	11	388,369	494,511
Other current provisions	25	223,597	286,052
Current tax liabilities	13	143,396	220,727
Other current non-financial liabilities	9	240,859	320,755
Total current liabilities other than those associated with groups of assets for disposal classified as held for sale or as held for distribution to owners		6,587,790	6,732,141

Non-current liabilities associated with disposal groups held for sale or for distribution to owners	5.1	-	3,791
Non-current liabilities associated with disposal groups held for sale or for distribution to owners		-	3,791

TOTAL CURRENT LIABILITIES		6,587,790	6,735,932

NON-CURRENT LIABILITIES

Other non-current financial liabilities	20	3,427,518	4,781,833
Non-current lease liability	21	95,639	108,625
Trade and other payables non-current	24	2,024,476	2,335,997
Other long-term provisions	25	748,874	976,327
Deferred tax liabilities	19	573,692	643,854
Non-current provisions for employee benefits	26	1,404,960	1,836,362
Other non-current non-financial liabilities	9	93,146	111,268

TOTAL NON-CURRENT LIABILITIES		8,368,305	10,794,266

TOTAL LIABILITIES		14,956,095	17,530,198

EQUITY

Share and paid-in capital	27.1.1	9,783,875	9,783,875
Retained earnings		5,562,290	5,474,411
Other reserves	27.5	(7,653,055)	(5,291,999)
Equity attributable to shareholders of Enel Américas		7,693,110	9,966,287

Non-controlling interests	27.6	1,986,573	2,279,899

TOTAL EQUITY		9,679,683	12,246,186

TOTAL LIABILITIES AND EQUITY		24,635,778	29,776,384

The accompanying notes form an integral part of these interim consolidated financial statements	Page 7

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature

For the periods ended September 30, 2020 and 2019

(In thousands of US Dollars – ThUS$)

		January to September		July to September
		2020	2019	2020	2019
STATEMENTS OF PROFIT (LOSS)	Note	ThUS$	ThUS$	ThUS$	ThUS$
Revenues	28	7,818,521	9,659,231	2,573,213	3,165,854
Other operating income	28	702,152	916,453	246,400	181,661
Revenues and Other Operating Income		8,520,673	10,575,684	2,819,613	3,347,515

Raw materials and consumables used	29	(5,143,106)	(6,284,381)	(1,721,719)	(2,071,127)
Contribution Margin		3,377,567	4,291,303	1,097,894	1,276,388

Other work performed by the entity and capitalized		107,394	131,380	34,723	45,554
Employee benefits expenses	30	(484,323)	(612,238)	(151,712)	(180,288)
Depreciation and amortization expense	31	(634,184)	(669,078)	(207,406)	(188,702)
Profit from impairment and reversal of impairment losses (impairment losses) determined in accordance with IFRS 9	31	(178,841)	(142,378)	(36,835)	(18,632)
Other expenses	32	(804,176)	(838,947)	(255,852)	(240,450)
Operating Income		1,383,437	2,160,042	480,812	693,870

Other gains (losses)		3,939	355	3,554	194
Finance income	33	180,987	359,560	69,592	115,098
Finance costs	33	(530,612)	(918,031)	(201,241)	(260,699)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	14	3,307	457	610	(150)
Foreign currency translation differences	33	7,504	107,827	560	46,796
Gains (losses) from indexed assets and liabilities	33	57,368	124,144	21,598	37,985

Profit (loss) before taxes		1,105,930	1,834,354	375,485	633,094
Income tax expense, continued operations	19	(356,945)	(613,021)	(102,655)	(239,225)
PROFIT (LOSS)		748,985	1,221,333	272,830	393,869
Profit (loss) attributable to
Profit (loss) attributable to owners of the parent		486,611	821,691	189,530	277,284
Profit (loss) attributable to non-controlling interests	27.6	262,374	399,642	83,300	116,585
Profit (loss)		748,985	1,221,333	272,830	393,869
			-
Basic earnings per share

Basic earnings (losses) per share in continued operations	US$ / acción	0.00640	0.01327	0.00249	0.00380
Basic earnings (losses) per share	US$ / acción	0.00640	0.01327	0.00249	0.00380
Weighted average number of outstanding shares		76,086,311,036	61,906,568,589	76,086,311,036	70,669,185,984

Diluted earnings per share
Diluted earnings (losses) per share from continued operations	US$ / acción	0.00640	0.01327	0.00249	0.00380
Diluted earnings (losses) per share	US$ / acción	0.00640	0.01327	0.00249	0.00380
Weighted average number of outstanding shares		76,086,311,036	61,906,568,589	76,086,311,036	70,669,185,984

The accompanying notes form an integral part of these interim consolidated financial statements	Page 8

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature

For the periods ended September 30, 2020 and 2019

(In thousands of US Dollars – ThUS$)

		January to September		July to September
		2020	2019	2020	2019
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Note	ThUS$	ThUS$	ThUS$	ThUS$

Net Income		748,985	1,221,333	272,830	393,869

Components of other comprehensive income that will not be reclassified subsequently to profit or loss, before taxes

Profit (loss) from defined benefit plans	26	(112,867)	-	(146,897)	-

Other comprehensive income that will not be reclassified subsequently to profit or loss		(112,867)	-	(146,897)	-

Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes

Gains (losses) from foreign currency translation difference	2.9	(2,875,894)	(1,098,508)	(413,211)	(1,090,277)
Gains (losses) on measuring Financial Asset at Fair Value of Other Comprehensive Income		(7)	(603)	(2)	4
Gains (losses) from cash flow hedges		(3,272)	13,967	(1,830)	1,265
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		1,950	(12,002)	544	577

Other comprehensive income that will be reclassified subsequently to profit or loss		(2,877,223)	(1,097,146)	(414,499)	(1,088,431)

Total components of other comprehensive income (loss), before taxes		(2,990,090)	(1,097,146)	(561,396)	(1,088,431)

Income tax related to components of other comprehensive income that will not be reclassified subsequently to profit or loss

Income tax related to defined benefit plans		38,646	-	49,667	-

Income tax related to components of other comprehensive income
that will not be reclassified subsequently to profit or loss		38,646	-	49,667	-

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss

Income tax related to cash flow hedge		1,041	(1,009)	445	(898)

Income tax related to components of other comprehensive income
that will be reclassified subsequently to profit or loss		1,041	(1,009)	445	(898)

Total Other Comprehensive Income (Loss)		(2,950,403)	(1,098,155)	(511,284)	(1,089,329)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)		(2,201,418)	123,178	(238,454)	(695,460)

Comprehensive income (loss) attributable to:
Shareholders of Enel Américas		(2,112,742)	(62,128)	(242,052)	(601,598)
Non-controlling interests		(88,676)	185,306	3,598	(93,862)
TOTAL COMPREHENSIVE INCOME (LOSS)		(2,201,418)	123,178	(238,454)	(695,460)

The accompanying notes form an integral part of these interim consolidated financial statements	Page 9

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Changes in Equity

For the periods ended September 30, 2020 and 2019

(In thousands of US Dollars – ThUS$)

		Changes in Other Reserves
Consolidated Statement of Changes in Equity	Share and paid- in capital	Translation Reserve	Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on measuring Financial Asset at Fair Value of Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves	Retained Earnings	Equity Attributable to Shareholders of Enel Américas	Non-Controlling Interests	Total Equity
Equity at beginning of period 1/1/2020	9,783,875	(2,283,155)	(1,334)	-	(687)	(3,006,823)	(5,291,999)	5,474,411	9,966,287	2,279,899	12,246,186
Changes in equity
Comprehensive income:
Profit (loss)								486,611	486,611	262,374	748,985
Other comprehensive income (loss)		(2,522,972)	(463)	(75,915)	(3)	-	(2,599,353)		(2,599,353)	(351,050)	(2,950,403)
Comprehensive income									(2,112,742)	(88,676)	(2,201,418)
Shares issuance	-	-							-		-
Dividends								(322,817)	(322,817)	(293,260)	(616,077)
Increase (decrease) from other changes	-	-	-	75,915	-	162,382	238,297	(75,915)	162,382	88,610	250,992
Total changes in equity	-	(2,522,972)	(463)	-	(3)	162,382	(2,361,056)	87,879	(2,273,177)	(293,326)	(2,566,503)
Equity at end of period 09/30/2020	9,783,875	(4,806,127)	(1,797)	-	(690)	(2,844,441)	(7,653,055)	5,562,290	7,693,110	1,986,573	9,679,683

		Changes in Other Reserves
Consolidated Statement of Changes in Equity	Share and paid- in capital	Translation Reserve	Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on measuring Financial Asset at Fair Value of Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves	Retained Earnings	Equity Attributable to Shareholders of Enel Américas	Non-Controlling Interests	Total Equity
Equity at beginning of period 1/1/2019	6,763,204	(1,666,109)	(5,094)	-	(397)	(3,209,283)	(4,880,883)	4,841,687	6,724,008	2,107,892	8,831,900

Changes in equity
Comprehensive income:
Profit (loss)								821,691	821,691	399,642	1,221,333
Other comprehensive income (loss)		(884,326)	799	-	(292)	-	(883,819)		(883,819)	(214,336)	(1,098,155)
Comprehensive income									(62,128)	185,306	123,178
Shares issuance	3,020,671	-							3,020,671		3,020,671
Dividends								(120,138)	(120,138)	(265,467)	(385,605)
Increase (decrease) from other changes	-	-	-	-	-	156,661	156,661	-	156,661	105,565	262,226
Total changes in equity	3,020,671	(884,326)	799	-	(292)	156,661	(727,158)	701,553	2,995,066	25,404	3,020,470
Equity at end of period 09/30/2019	9,783,875	(2,550,435)	(4,295)	-	(689)	(3,052,622)	(5,608,041)	5,543,240	9,719,074	2,133,296	11,852,370

The accompanying notes form an integral part of these interim consolidated financial statements	Page 10

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

Unaudited Interim Consolidated Statements of Cash Flows, Direct

For the periods ended September 30, 2020 and 2019

(In thousands of US Dollars – ThUS$)

		January to September
Statements of Direct Cash Flows	Note	2020 ThUS$	2019 ThUS$
Cash flows from (used in) operating activities
Types of collection from operating activities
Collections from the sale of goods and services		10,750,199	13,589,278
Collections from royalties, payments, commissions, and other income from ordinary activities		22,756	23,810
Collections from premiums and services, annual payments, and other benefits from policies held		26,898	24,669
Other collections from operating activities		1,000,478	573,829
Payments to suppliers for goods and services		(6,047,584)	(7,156,251)
Payments to and on behalf of employees		(563,212)	(682,089)
Payments on premiums and services, annual payments, and other obligations from policies held		(10,788)	(11,725)
Other payments for operating activities, net	7.c	(3,000,548)	(4,416,718)
Interests paid		(5,026)	-

Cash flows from (used in) operating activities
Income taxes paid		(422,817)	(453,889)
Other cash inflows (outflows)		(166,362)	(144,749)

Net cash flows from (used in) operating activities		1,583,994	1,346,165

Cash flows from (used in) investing activities
Other collections from the sale of equity or debt instruments belonging to other entities		108,429	200,161
Other payments to acquire equity or debt instruments belonging to other entities		(202,253)	(222,732)
Purchases of property, plant and equipment		(617,687)	(639,842)
Purchases of intangible assets		(583,525)	(520,242)
Payments from future, forward, option and swap contracts		-	(3,909)
Collections from future, forward, option and swap contracts		16,676	6,678
Dividends received		2,208	1,581
Interest received		67,996	87,356
Other inflows (outflows) of cash, net		(3,993)	(5,799)
Net cash flows from (used in) investing activities		(1,212,149)	(1,096,748)

Cash flows from (used in) financing activities
Proceeds from issuance of shares	27.1.1	-	3,019,814
Total proceeds from loans	7.d	1,417,559	4,317,641
Proceeds from long-term loans		362,153	991,033
Proceeds from short-term loans		1,055,406	3,326,608
Loans from related parties		150,000	-
Payment on borrowings	7.d	(770,818)	(4,090,879)
Payment on lease liabilities	7.d	(65,537)	(39,795)
Payments on loans to related parties	7.d	-	(2,487,233)
Dividends paid		(966,844)	(634,734)
Interest paid	7.d	(224,748)	(498,745)
Other inflows (outflows) of cash	7.d	38,949	9,710

Net cash flows from (used in) financing activities		(421,439)	(404,221)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		(49,594)	(154,804)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		(284,097)	(109,241)
Net increase (decrease) in cash and cash equivalents		(333,691)	(264,045)
Cash and cash equivalents at beginning of period	7	1,938,997	1,904,285
Cash and cash equivalents at end of period	7	1,605,306	1,640,240

The accompanying notes form an integral part of these interim consolidated financial statements	Page 11

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NotES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS	15
2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS	16
2.1 Accounting principles	16
2.2 New accounting pronouncements	16
2.3 Responsibility for the information, judgments and estimates provided	20
2.4 Subsidiaries	23
2.4.1 Changes in the scope of consolidation	23
2.4.2 Consolidated companies with an economic equity interest of less than 50%	23
2.5 Investments in associates	23
2.6 Joint arrangements	23
2.7 Basis of consolidation and business combinations	24
2.8 Functional Currency	25
2.9 Conversion of financial statements denominated in foreign currency	25
3. ACCOUNTING POLICIES	27
a) Property, plant and equipment	27
b) Investment property	29
c) Goodwill	29
d) Intangible assets other than goodwill	29
d.1) Concessions	30
d.2) Research & development expenses	31
d.3) Other intangible assets	31
e) Impairment of non-financial assets	31
f) Leases	33
f.1) Lessee	33
f.2) Lessor	33
g) Financial instruments	34
g.1) Financial assets other than derivatives	34
g.2) Cash and cash equivalents	35
g.3) Impairment of financial assets	35
g.4) Financial liabilities other than derivatives	36
g.5) Derivative financial instruments and hedge accounting	36
g.6) Derecognition of financial assets and liabilities	37
g.7) Offsetting of financial assets and financial liabilities	38
g.8) Financial guarantee contracts	38
h) Fair value measurement	38
i) Investments accounted for using the equity method	39
j) Inventories	39
k) Non-current assets (or disposal groups of assets) held for sale or held for distribution to owners and discontinued operations	39
l) Treasury shares	40
m) Provisions	40
m.1) Provisions for post-employment benefits and similar obligations	41
n) Translation of balances in foreign currency	41
o) Current/non-current classification	42
p) Income taxes	42
q) Revenue and expense recognition	42
r) Earnings per share	44
s) Dividends	44
t) Share issuance costs	44

u) Statement of cash flows	44
4. SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS	45
a) Regulatory Framework:	45
b) Tariff Revisions:	76
5. NON-CURRENT ASSETS OR DISPOSAL GROUPS HELD FOR SALE OR HELD FOR DISTRIBUTION TO OWNERS AND DISCONTINUED OPERATIONS	87
6. BUSINESS COMBINATION	88
7. CASH AND CASH EQUIVALENTS	88
8. OTHER FINANCIAL ASSETS	90
9. OTHER NON-FINANCIAL ASSETS AND LIABILITIES	92
10. TRADE AND OTHER RECEIVABLES	93
11. BALANCES AND TRANSACTIONS WITH RELATED PARTIES	95
a) Receivables from related companies	98
b) Accounts payable to related companies	98
c) Significant transactions and effects on income/expenses:	100
d) Significant transactions Enel Américas:	100
a) Remunerations received by key management personnel	102
b) Guarantees established by the Company in favor of key management personnel.	103
12. INVENTORIES	104
13. CURRENT TAX ASSETS AND LIABILITIES	104
14. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	105
14.1 Investments accounted for using the equity method	105
15. INTANGIBLE ASSETS OTHER THAN GOODWILL	107
16. GOODWILL	103
17. PROPERTY, PLANT AND EQUIPMENT	108
18. RIGHT-OF-USE ASSETS	110
19. INCOME TAX AND DEFERRED TAXES	113
a) Income taxes	115
b) Deferred taxes	115
20. OTHER FINANCIAL LIABILITIES	116
a. Interest-bearing borrowings.	119
b. Unsecured liabilities	119
c. Secured liabilities	122
d. Hedged debt.	125
e. Other information.	127
f. Future undiscounted debt flows	127
21. LEASE LIABILITIES	127
21.1 Individualization of Lease Liabilities	129
21.2 Undiscounted debt cash flows	129
22. RISK MANAGEMENT POLICY	135
23. FINANCIAL INSTRUMENTS	136
23.1 Financial instruments classified by type and category.	139
23.2 Derivative instruments	139
23.3 Fair value hierarchies	140
24. CURRENT AND NON-CURRENT PAYABLES	142
25. PROVISIONS	143
26. POST-EMPLOYMENT BENEFIT OBLIGATIONS	144
26.1 General information:	145
26.2 Details, changes and presentation in financial statements:	145
26.3 Other revelations:	149
27. EQUITY	150
27.1 Equity attributable to the shareholders of Enel Américas.	150
27.2 Foreign currency translation reserves	151
27.3 Capital Management	151

27.4 Restrictions on subsidiaries transferring funds to the parent (equity note)	145
27.5 Other reserves	145
27.6 Non-controlling Interests.	148
28. REVENUE AND OTHER OPERATING INCOME	149
29. RAW MATERIALS AND CONSUMABLES USED	150
30. EMPLOYEE BENEFITS EXPENSE	150
31. DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES OF PROPERTY, PLANT AND EQUIPMENT AND FINANCIAL ASSETS UNDER-IFRS 9	150
32. OTHER EXPENSES	151
33. FINANCIAL RESULTS	152
34. INFORMATION BY SEGMENT	154
34.1 Basis of segmentation	154
34.2 Generation and transmission, distribution and others	156
34.3 Segment information by country	159
34.4 Generation and Transmission, and Distribution by Country	162
35. GUARANTEES WITH THIRD PARTIES, CONTINGENT ASSETS AND, LIABILITIES, AND OTHER COMMITMENTS	168
35.1 Direct guarantees	168
35.2 Indirect guarantees	169
35.3 Litigation and arbitration proceedings	170
35.4 Financial restrictions.	186
35.5 COVID-19 contingency	188
35.6 Other Information	189
36. PERSONNEL FIGURES	191
37. SANCTIONS	192
38. ENVIRONMENT	196
39. FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED	198
40. SUBSEQUENT EVENTS	200
APPENDIX 1 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY	201
APPENDIX 2 ADDITIONAL INFORMATION OFFICIAL BULLETIN No. 715 OF FEBRUARY 3, 2012	203
APPENDIX 2.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES	206
APPENDIX 2.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY	209
APPENDIX 3 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS	210

ENEL AMÉRICAS S.A. AND SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019 AND FOR THE THREE AND NINE MONTHS

ENDED SEPTEMBER 30, 2020 AND 2019

(In thousands of US Dollars – ThUS$)

1.	THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Enel Américas S.A. (hereinafter “Enel Américas”, the “Company” or the “Parent Company”) and its subsidiaries comprise the Enel Américas Group (hereinafter “the Group”).

The Company is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered with the securities register of the Financial Market Commission of Chile, hereinafter “CMF”, under number 0175. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter the “U.S. SEC”) and its shares have been listed on the New York Stock Exchange since 1993.

The Company is a subsidiary of Enel S.p.A. (hereinafter “Enel”), an entity that owns a 65% interest.

The Company was initially incorporated in 1981 under the corporate name Compañía Chilena Metropolitana de Distribución Eléctrica S.A. Subsequently, on August 1, 1988 the Company became Enersis S.A., by means of an amendment to the articles of incorporation. Within the context of the restructuring process carried out by the Group, on March 1, 2016, became Enersis Américas S.A. On December 1, 2016, the corporate name was changed, therefore Enersis Américas S.A. became Enel Américas S.A. For tax purposes, the Company operates under Chilean tax identification number 94.271.000-3.

The Group recorded a staff of 16,838 employees as of September 30, 2020. On average, during the period 2020 the Group had 17,068 employees. For more information regarding the distribution of our employees, by category and geographic location, see Note 36.

The Company’s corporate purpose consists of exploring for, developing, operating, generating, distributing, transmitting, transforming, and/or selling energy of any kind or form, whether in Chile or abroad, either directly or through other companies. It is also engaged in telecommunications activities, and it provides engineering consulting services in Chile and abroad. The Company’s corporate purpose also includes investing in, and managing, its investments in subsidiaries and associates which generate, transmit, distribute, or sell electricity, or whose corporate purpose includes any of the following:

(i)	Energy of any kind or form,

(ii)	Supplying public services, or services whose main component is energy,

(iii)	Telecommunications and information technology services, and

(iv)	Internet-based intermediation business.

The 2019 consolidated financial statements of Enel Américas were approved by its Board of Directors at the meeting held on February 26, 2020, and subsequently submitted to the General Shareholders’ Meeting held on April 30, 2020, where they were finally approved.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1	Accounting principles

The interim consolidated financial statements of Enel Américas as of September 30, 2020, approved by its Board of Directors at the meeting held on November 4, 2020, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) following the requirements established in International Accounting Standards (IAS) N°34 (Intermediate Financial Information).

These interim consolidated financial statements faithfully reflect the financial position of Enel Américas and its subsidiaries as of September 30, 2020 and December 31, 2019, and the results of their operations for the periods of nine and three months ended in September 30, 2020 and 2019, respectively and the changes in their equity and their cash flows for the nine-month period ended September 30, 2020 and 2019, and their related notes. These interim consolidated financial statements include all the information and disclosures required in annual financial statements.

These consolidated financial statements have been prepared under going concern assumptions on a historical cost basis except when, in accordance with IFRS, those assets and liabilities that are measured at a fair value.

2.2	New accounting pronouncements

a)	The following accounting pronouncements have been adopted by the Group effective as of January 1, 2020:

Amendments and Improvements	Mandatory application for annual periods beginning on:
Conceptual Framework (Revised)	January 1, 2020
Amendments to IFRS 3: Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8: Definition of Material	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform (Phase 1)	January 1, 2020

•	Conceptual Framework (Revised)

The IASB issued the Conceptual Framework (Revised) in March 2018. It incorporates some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies certain important matters. Revisions to the Conceptual Framework may affect the application of IFRS when no standard applies to a particular transaction or event.

The IASB has also issued a separate accompanying document, "Amendments to References to the Conceptual Framework in IFRS Standards," which establishes amendments to IFRSs in order to update references to the new Conceptual Framework.

The Conceptual Framework (Revised), as well as the Amendments to the References to the Conceptual Framework in IFRS, became effective beginning on January 1, 2020, with prospective application, with no impact generated in the Group’s consolidated financial statements.

•	Amendments to IFRS 3 Definition of a Business.

IFRS 3 Business Combinations was amended by the IASB in October 2018, to clarify the definition of a business, in order to help entities determine whether a transaction should be accounted for as a business combination or as the acquisition of an asset. To be considered as a business, an acquired integrated set of activities and assets must include, at least, an input and a substantive process that together contribute significantly to the ability to create output.

The amendment also adds guidance and illustrative examples to assess whether a substantial process has been acquired and introduces an optional fair value concentration test.

The amendment became effective beginning on January 1, 2020, with prospective application for business combinations and asset acquisitions carried out beginning on such date, with no impact generated in the consolidated financial statements of the Group.

•	Amendments to IAS 1 and IAS 8 Definition of Material.

In October 2018, the IASB amended IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to improve the definition of material and the explanations accompanying the definition. The amendments ensure that the definition of material is consistent in all IFRSs.

Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The amendments became effective beginning on January 1, 2020, with prospective application, with no impact generated in the Group’s consolidated financial statements.

•	Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest rate benchmark reform (Phase 1).

On September 26, 2019, the IASB issued amendments to IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, and IFRS 7 Financial Instruments: Disclosures, in response to the reform that gradually eliminates benchmark interest rates, such as interbank offered rates (IBORs). The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an RFR). These amendments became effective beginning on January 1, 2020.

The amendments to IFRS 9 include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

The first three reliefs provide for:

-	The assessment of whether a forecast transaction (or component thereof) is highly probable.

-	Assessing when to reclassify the amount in the cash flow hedge reserve to profit and loss.

-	The assessment of the economic relationship between the hedged item and the hedging instrument.

For each of these reliefs, it is assumed that the benchmark on which the hedged cash flows are based (whether or not contractually specified) and/or, for relief three, the benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of the reform.

A fourth relief provides that, for a benchmark component of interest rate risk that is affected by the reform, the requirement that the risk component is separately identifiable needs be met only at the inception of the hedging relationship.

The exceptions will continue to be applied indefinitely in the absence of any of the events described in the amendments. Upon the designation of a group of items as a hedged item or a combination of financial instruments, as a hedging instrument, the exceptions will cease being applied separately to each individual item or financial instrument, when there is no longer uncertainty arising from the interest rate benchmark reform.

The application of these amendments has not had an impact on the Group’s consolidated financial statements, as there are currently no hedging relationships that are directly affected by the interest rate benchmark reform.

b)	Accounting pronouncements applicable as of January 1, 2021 and thereon:

As of the date of issuance of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not mandatory:

Amendments and Improvements	Mandatory application for annual periods beginning on:
Amendments to IFRS 16: COVID-19-Related Rent Concessions	June 1, 2020
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IFRS 3: References to the Conceptual Framework	January 1, 2022
Amendments to IAS 16: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Annual improvements to IFRS: 2018-2020 Cycle - IFRS 1: First-time Adoption of IFRS - IFRS 9: Financial Instruments - Amendment to Illustrative Examples accompanying IFRS 16 - IAS 41: Agriculture	January 1, 2022
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	January 1, 2023

•	Amendments to IFRS 16 “COVID-19-Related Rent Concessions”

As a result of the COVID-19 pandemic, lessees in many countries have been granted rent payment concessions, such as grace periods and delaying of lease payments for a period of time, sometimes followed by an increase in the payment in future periods. Within this context, on May 28, 2020, the IASB issued amendments to IFRS 16 Leases, in order to provide a practical expedient for lessees, through which they can opt for not evaluating whether the rent concession is a modification of the lease. Lessees that elect this option, will account for such rent concession as a variable payment.

The practical expedient is only applicable to rent concessions that occur as a direct consequence of the COVID-19 pandemic and only if they comply with all the following conditions:

i)	the change in lease payments is the product of a revised lease payment that is substantially the same, or less than the lease payment immediately before the change;

ii)	any reduction in lease payments affects only the payments originally due up to June 30, 2021; and

iii)	there is no substantial change in the other terms and conditions of the lease.

The amendments are applicable to annual periods beginning on June 1, 2020. Early application is permitted. These amendments must be applied retroactively, recognizing the accumulated effect from initial application as an adjustment in the beginning balance of retained earnings (or other equity component, as applicable) at the beginning of the annual period in which the amendment is applied for the first time.

Management is evaluating the potential impact of the application of these amendments on the Group’s consolidated financial statements.

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform (Phase 2)

On August 27, 2020, the IASB issued the Interest Rate Benchmark Reform (Phase 2) which supplements the amendments to IFRS 9, IAS 39 and IFRS 7 issued in 2019, and additionally incorporates amendments to IFRS 4 and IFRS 16. This final phase of the project focuses on the effects on the financial statements when a company replaces the previous interest rate benchmark with an alternative interest rate benchmark as a result of the reform.

The amendments refer to:

-	Changes in contractual cash flows: a company will not have to derecognize accounts or adjust the carrying amounts of financial instruments due to changes required by the reform, but rather will update the effective interest rate to reflect the change in the alternative interest rate benchmark;

-	Hedge accounting: a company will not have to discontinue its hedge accounting solely because it makes the changes required by the reform, if the hedge complies with other hedge accounting criteria; and

-	Disclosures: a company will be required to disclose information about new risks that arise from the reform and how it manages the transition to alternative interest rate benchmarks.

These amendments are effective for annual periods beginning on January 1, 2021, and early adoption is permitted. The amendments are applicable retroactively, with certain exceptions. Management is evaluating the potential impact of the application of these amendments on the Group’s consolidated financial statements.

•	Amendments to IFRS 3 “References to the Conceptual Framework”

On May 14, 2020, the IASB issued a package of limited-scope amendments, including amendments to IFRS 3 Business Combinations. The amendments update references to the Conceptual Framework issued in 2018, in order to determine an asset or a liability in a business combination. In addition, the IASB added a new exception to IFRS 3 for liabilities and contingent liabilities, which specifies that, for certain types of liabilities and contingent liabilities, an entity that applies IFRS 3 must refer to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, or IFRIC 21 “Levies”, instead of the 2018 Conceptual Framework. Without this exception, an entity would have recognized certain liabilities in a business combination that would not be recognized in accordance with IAS 37.

The amendments are applicable prospectively to business combinations with acquisition dates beginning on the first annual period beginning on January 1, 2022. Early application is permitted.

Management is evaluating the potential impact of the application of these amendments on the Group’s consolidated financial statements.

•	Amendments to IAS 16 “Proceeds before Intended Use”

As part of the package of limited-scope amendments issued in May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment, which prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, the company will recognize such sales proceeds and related costs in profit or loss for the period. The amendments also clarify that an entity is “testing whether an asset operates correctly” when it evaluates the technical and physical performance of the asset.

These amendments are applicable to annual reporting periods beginning on January 1, 2022. Early application is permitted. The amendments will be applied retroactively, but only from the beginning of the first period presented in the financial statements in which the entity applies the amendments for the first time. The accumulated effect of initial application of the amendments will be recognized as an adjustment to the opening balance of retained earnings (or other equity components as applicable) at the beginning of the first reported period.

Management is evaluating the potential impact of the application of these amendments on the Group’s consolidated financial statements.

•	Amendments to IAS 37 “Onerous Contracts: Cost of Fulfilling a Contract”

The third standard amended by the IASB in the package of limited-scope amendments issued in May 2020 was IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify which costs a company should include when evaluating whether a contract is onerous. In this sense, the amendments clarify that the direct cost of fulfilling a contract comprises both the incremental costs of fulfilling this contract (for example, direct labor and materials), as well as the allocation of other costs that are directly related to compliance with the contracts (for example, an allocation of the depreciation charge for an item of property, plant and equipment used to fulfill the contract).

These amendments are applicable for reported annual periods beginning as of January 1, 2022. Early application is allowed. Companies must apply these amendments to contracts for which all obligations have still not been fulfilled at the beginning of the reported annual period in which the amendments are applied for the first time. They do not require restatement of comparative information. The accumulated effect of initially applying the amendments will be recognized as an adjustment to the opening balance of retained earnings (or another equity component as applicable) on the date of initial application.

Management is evaluating the potential impact of the application of these amendments on the Group’s consolidated financial statements.

•	Annual Improvements to IFRS: 2018-2020 Cycle

On May 14, 2020, the IASB issued a number of minor amendments to IFRSs, in order to clarify or correct minor issues or overcome possible inconsistencies in the requirements of certain standards. The amendments with potential impact on the Group are the following:

•	IFRS 9 Financial Instruments: clarifies that for the purpose of the 10% test for derecognition of financial liabilities, when determining commissions paid net of commissions received, the borrower must only consider the commissions paid or received between the borrower and the lender.

These improvements are applicable to reported annual periods beginning on January 1, 2022. Early application is allowed. Entities must apply these amendments to financial liabilities that are modified or exchanged at the beginning of the reported annual period, in which the amendments are applied for the first time.

•	Examples that accompany IFRS 16 Leases: amendment of illustrative example 13, in order to eliminate a possible confusion regarding the treatment of lease incentives. The example included as part of its background information, a reimbursement from the lessor to the lessee, related to leasehold improvements. Since the example was not sufficiently clear as to whether the reimbursement complied with the definition of a lease incentive, the IASB decided to eliminate from the illustrative example any reference to this reimbursement, thus avoiding any possibility of confusion.

Management believes that the application of these improvements will not generate an impact on the consolidated financial statements of the Group.

•	Amendments to IAS 1 “Classification of Liabilities as Current and Non-Current”

On January 23, 2020, the IASB issued limited-scope amendments to IAS 1 Presentation of Financial Statements, in order to clarify how to classify debt and other liabilities as current or non-current. The amendments clarify that a liability is classified as non-current if the entity has, at the end of the reporting period, the substantial right to defer settlement of the liability during at least 12 months. The classification is not affected by the expectations of the entity or by events after the reporting date. The amendments include clarification of the classification requirements for debt that a company could settle converting it to equity.

The amendments only affect the presentation of liabilities as current and non-current in the statement of financial position, not the amount and timing of their recognition, or the related disclosures. However, they could lead to companies reclassifying certain current liabilities to non-current and vice versa. This could affect compliance with covenants in the debt agreements of companies.

These amendments are applicable retroactively beginning on January 1, 2023. In response to the Covid-19 pandemic, in July 2020 the IASB extended its mandatory effective date established initially for January 1, 2022, by a year in order to provide companies more time to implement any change in classification resulting from these amendments. Early application is permitted.

Management is evaluating the potential impact of the application of these amendments on the Group’s consolidated financial statements.

2.3	Responsibility for the information, judgments and estimates provided

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards have been fully implemented.

In preparing the consolidated financial statements, certain judgments and estimates made by the Group’s management have been used to quantify some of the assets, liabilities, revenue, expenses and commitments recognized.

The most significant areas where critical judgment was required are:

-	In a service concession agreement, determination of whether a grantor controls or regulates what services the operator must provide, to whom and at what price, are critical factors for the application of IFRIC 12 Service Concession Arrangements (see Note 3.d.1).

-	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.e).

-	The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.h).

-	The determination of the Group’s functional currency (see Note 2.8).

-	Application of the revenue recognition model in accordance with IFRS 15 (see Note 3.q).

The estimates refer basically to:

-	The valuations performed to determine the existence of impairment losses in assets and goodwill (see Note 3.e).

-	The assumptions used to calculate the actuarial liabilities and obligations with employees, such as discount rates, mortality tables, salary increases, etc. (see Notes 3.m.1 and 26).

-	The useful lives of property, plant and equipment and intangible assets (see Notes 3.a and 3.d).

-	The assumptions used to calculate the fair value of financial instruments (see Notes 3.h and 23).

-	The energy supplied to customer whose meters have not yet been read (see Note 3.q).

-	Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, that allow for estimation of electricity system settlements that occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recognized in the financial statements (see Appendix 2.2).

-	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.m).

-	Future disbursements for closure of facilities and restoration of land, as well as associated discount rates to be used (see Note 3.a).

-	The tax results of the different Group subsidiaries that will be reported to the respective tax authorities in the future, and other estimates have been used as a basis for recording the different income tax related balances in these consolidated financial statements (see Note 3.p).

-	The fair value of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

-	Determination of expected credit losses on financial assets (see Note 3.g.3).

-	Determination of the lease term of contracts with renewal options, as well as the rates to be used to discount lease payments (see Note 3.f).

In relation to the COVID-19 pandemic, the degree of uncertainty generated in the macroeconomic and financial environment in which the Group operates, could affect the valuations and estimates made by Management to determine the carrying amounts of the more volatile assets and liabilities. As of September 30, 2020, according to the information available and considering a scenario in constant evolution, the main areas that required Management to use their judgment and make estimates were the following: i) measurement of expected credit losses on financial assets; ii) determination of impairment losses on non-financial assets; and iii) measurement of employee benefits, including actuarial assumptions.

Although these judgments and estimates have been based on the best information available as of the date of issuance of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these judgments and estimates in subsequent periods. This change would be made prospectively, recognizing the effects of this change in judgment or estimation in the related future consolidated financial statements.

2.4	Subsidiaries

Subsidiaries are defined as those entities controlled either, directly or indirectly by Enel Américas. Control is exercised if and only if the following conditions are met: the Company has i) power over the subsidiary; ii) exposure, or rights to variable returns from these entities; and iii) the ability to use its power to influence the amount of these returns.

Enel Américas has power over its subsidiaries when it holds the majority of the substantive voting rights or, should that not be the case, when it has rights granting the practical ability to direct the entities’ relevant activities, that is, the activities that significantly affect returns from the subsidiary.

The Group will reassess whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the control elements listed above.

Subsidiaries are consolidated as described in Note 2.7.

The entities in which the Group has the ability to exercise control and consequently are included in consolidation in these interim consolidated financial statements are detailed below:

Taxpayer ID			Functional	Ownership % as of 09-30-2020			Ownership % as of 12-31-2019
No.	Company	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
Foreign	Enel Distribución Río S.A.	Brazil	Brazilian real	-	99.73%	99.73%	-	99.73%	99.73%
Foreign	EGP Cachoeira Dourada S.A.	Brazil	Brazilian real	-	99.75%	99.75%	-	99.75%	99.75%
Foreign	Enel Generación Fortaleza S.A.	Brazil	Brazilian real	-	100.00%	100.00%	-	100.00%	100.00%
Foreign	Enel Cien S.A.	Brazil	Brazilian real	-	100.00%	100.00%	-	100.00%	100.00%
Foreign	Enel Distribución Ceará S.A.	Brazil	Brazilian real	-	74.05%	74.05%	-	74.05%	74.05%
Foreign	Enel Brasil S.A.	Brazil	Brazilian real	100.00%	-	100.00%	100.00%	-	100.00%
Foreign	Enel X Brasil S.A.	Brazil	Brazilian real	-	100.00%	100.00%	-	100.00%	100.00%
Foreign	Enel Distribución Goias S.A.	Brazil	Brazilian real	-	99.96%	99.96%	-	99.93%	99.93%
Foreign	Enel Distribución Sao Paulo S.A.	Brazil	Brazilian real	-	100.00%	100.00%	-	100.00%	100.00%
Foreign	Enel Green Power Proyectos I (Volta Grande)	Brazil	Brazilian real	-	100.00%	100.00%	-	100.00%	100.00%
Foreign	Central Generadora Fotovoltaica Sao Francisco Ltda.	Brazil	Brazilian real	-	100.00%	100.00%	-	100.00%	100.00%
Foreign	Enel Tecnología de Redes S.A.	Brazil	Brazilian real	-	100.00%	100.00%	-	100.00%	100.00%
Foreign	Enel Trading Brasil S.A.	Brazil	Brazilian real	-	100.00%	100.00%	-	100.00%	100.00%
Foreign	Nuxer Trading S.A.	Uruguay	American Dollar	-	100.00%	100.00%	-	100.00%	100.00%
Foreign	Central Dock Sud S.A.	Argentina	Argentine Peso	-	70.24%	70.24%	-	70.24%	70.24%
Foreign	Compañía de Transmisión del Mercosur S.A.	Argentina	Argentine Peso	-	100.00%	100.00%	-	100.00%	100.00%
Foreign	Distrilec Inversora S.A.	Argentina	Argentine Peso	51.50%	-	51.50%	51.50%	-	51.50%
Foreign	Empresa Distribuidora Sur S.A.	Argentina	Argentine Peso	-	99.45%	99.45%	-	99.45%	99.45%
Foreign	Enel Argentina S.A.	Argentina	Argentine Peso	99.92%	-	99.92%	99.92%	-	99.92%
Foreign	Enel Trading Argentina S.R.L.	Argentina	Argentine Peso	55.00%	45.00%	100.00%	55.00%	45.00%	100.00%
Foreign	Enel Generación Costanera S.A.	Argentina	Argentine Peso	-	75.68%	75.68%	-	75.68%	75.68%
Foreign	Enel Generación El Chocón S.A.	Argentina	Argentine Peso	-	67.67%	67.67%	-	67.67%	67.67%
Foreign	Hidroinvest S.A.	Argentina	Argentine Peso	41.94%	54.76%	96.70%	41.94%	54.76%	96.70%
Foreign	Inversora Dock Sud S.A.	Argentina	Argentine Peso	57.14%	-	57.14%	57.14%	-	57.14%
Foreign	Transportadora de Energía S.A.	Argentina	Argentine Peso	-	100.00%	100.00%	-	100.00%	100.00%
Foreign	Compañía Distribuidora y Comercializadora de Energía S.A.	Colombia	Colombian Peso	48.30%	-	48.30%	48.30%	-	48.30%
Foreign	Emgesa S.A. E.S.P.	Colombia	Colombian Peso	48.48%	-	48.48%	48.48%	-	48.48%
Foreign	Inversora Codensa S.A.S.	Colombia	Colombian Peso	-	100.00%	100.00%	-	100.00%	100.00%
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombia	Colombian Peso	-	99.99%	99.99%	-	99.99%	99.99%
Foreign	Enel X Colombia S.A.S	Colombia	Colombian Peso	-	100.00%	100.00%	-	100.00%	100.00%
Foreign	Enel Perú S.A.C.	Peru	Peruvian Soles	100.00%	-	100.00%	100.00%	-	100.00%
Foreign	Chinango S.A.C.	Peru	Peruvian Soles	-	80.00%	80.00%	-	80.00%	80.00%
Foreign	Enel Generación Perú S.A.	Peru	Peruvian Soles	-	83.60%	83.60%	-	83.60%	83.60%
Foreign	Enel Distribución Perú S.A.	Peru	Peruvian Soles	-	83.15%	83.15%	-	83.15%	83.15%
Foreign	Enel Generación Piura S.A.	Peru	Peruvian Soles	-	96.50%	96.50%	-	96.50%	96.50%
Foreign	Enel X Perú S.A.C.	Peru	Peruvian Soles	-	99.99%	99.99%	-	99.99%	99.99%
Foreign	Compañía Energética Veracruz S.A.C.	Peru	Peruvian Soles	-	100.00%	100.00%	-	100.00%	100.00%

2.4.1	Changes in the scope of consolidation

- The subsidiary Enel X Perú S.A.C was incorporated in the first quarter of 2019. This subsidiary, among others, is engaged in the development, implementation and sale of products and services related to energy that incorporate innovation, state-of-the-art technology and trends of the future, other than the electricity distribution under concession and the related services.

- The company Enel Tecnología de Redes S.A. was incorporated in September 2019. This company is 100%-owned by Enel Brasil S.A., and is engaged in the planning, development and execution of energy generation, distribution, transmission and/or commercialization, as well as the marketing of equipment intended for energy distribution, measurement and control.

- In October of 2019, the company Enel Trading Brasil S.A. was included in the Group's consolidation. This company is 100%-owned by Enel Brasil S.A., and is engaged in the performance of wholesale and retail activities involving energy and other unspecified products, import and export, management activities, such as those associated with products and related services, as well as holding ownership interests in other companies.

- On November 6, 2019, Enel Brasil Investimento Sudeste S.A. was taken over by Enel Distribución Sao Paulo S.A., where the latter became the legal successor company.

- On November 27, 2019, within the framework of the public stock offering for the acquisition of shares in the subsidiary Enel Distribución Sao Paulo S.A., the market was informed that our subsidiary Enel Brasil S.A. acquired 2,959,302 shares, equivalent to 1.5% of the total shares of this company, for BRL146.2 million (approximately US$ 35.2 million). Subsequently, on December 5, 2019, Enel Distribución Sao Paulo S.A. redeemed the remaining 5,174,050 shares, representing 2.62% of total shares, by paying BRL256 million (approximately US$ 62 million). Through these operations, Enel Brasil S.A. obtained the control of 100% of the shares of Enel Distribución Sao Paulo S.A.

2.4.2	Consolidated companies with an economic equity interest of less than 50%

Although the Group has interest of a less than 50% in Codensa S.A. E.S.P. and Emgesa S.A. E.S.P. in Colombia, representing 48.3% and 48.48%, respectively, these companies are considered to be “subsidiary companies” since Enel Américas exercises control over them by virtue of shareholders’ agreement or as a result of its share structure, composition and classes. In this respect, Enel Américas has 57.15% and 56.43% of the voting shares of Codensa and Emgesa, respectively.

2.5	Investments in associates

Associates are those entities over which Enel Américas, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the decisions related to the financial and operating policy of the associate but without having control or joint control over those policies. In assessing significant influence, the Group takes into account the existence and effect of currently exercisable voting rights or convertible rights at the end of each reporting period, including currently exercisable voting rights held by the Company or other entities. In general, significant influence is presumed to be present in those cases in which the Group has more than 20% of the voting power of the investee.

Associates entities are accounted for in the consolidated financial statements using the equity method of accounting, as described in Note 3.i.

The detail of the companies that qualify as associates is the following:

Taxpayer ID			Functional	Ownership % as of 09-30-2020			Ownership % as of 12-31-2019
No.	Company	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total

Foreign	Sacme S.A.	Argentina	Argentine Peso	-	50.00%	50.00%	-	50.00%	50.00%
Foreign	Yacylec S.A.	Argentina	Argentine Peso	33.33%	-	33.33%	33.33%	-	33.33%
Foreign	Central Termica Manuel Belgrano	Argentina	Argentine Peso	-	25.60%	25.60%	-	25.60%	25.60%
Foreign	Central Térmica San Martin	Argentina	Argentine Peso	-	25.60%	25.60%	-	25.60%	25.60%
Foreign	Central Vuelta Obligada S.A.	Argentina	Argentine Peso	-	40.90%	40.90%	-	40.90%	40.90%

2.6	Joint arrangements

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, i.e., when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the participants, joint agreements are classified as:

-	Joint venture: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are included in the consolidated financial statements using the equity method of accounting, as described in Note 3.i.
-	Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are included in the consolidated financial statements recognizing the proportional interest in the assets and liabilities impacted by such operation.

In determining the type of joint arrangement in which it is involved, the Group’s Management assesses its rights and obligations arising from the arrangement by considering the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances. If facts and circumstances change, the Group reassesses whether the type of joint arrangement in which it is involved has changed.

Currently, the Company is not involved in any joint arrangement that qualifies as a joint operation.

2.7	Basis of consolidation and business combinations

The subsidiaries are consolidated, and all their assets, liabilities, revenues, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations of intra-group transactions have been made.

The Comprehensive income from subsidiaries is included in the consolidated statement of comprehensive income from the date when the parent company obtains control of the subsidiary until the date on which it loses control of the subsidiary.

The operations of the Parent company and its subsidiaries have been consolidated under the following basic principles:

1.	At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interests exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, IFRS allow valuation of the non-controlling interests in the acquiree on the date of acquisition: i) at fair value; or ii) for the proportional ownership of the identifiable net assets of the acquiree, with the latter being the methodology that the Group has systematically applied to its business combinations.

If the fair value of all assets acquired and liabilities assumed at the acquisition date has not been completed, the Group reports the provisional values accounted for in the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively as if the accounting for the business combination had been completed at the acquisition date, and also additional assets or liabilities will be recognized to reflect new information obtained about events and circumstances that existed on the acquisition date, but which were unknown to Management at that time. Comparative information for prior periods presented in the financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

For business combinations achieved in stages, the Company measures at fair value the participation previously held in the equity of the acquiree on the date of acquisition and the resulting gain or loss, if any, is recognized in profit or loss of the period.

2.	Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Profit (loss) attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.	Balances and transactions between consolidated companies have been fully eliminated on consolidation.

4.	Changes in the ownership interests in subsidiaries that do not result in the Group obtaining or losing control are recognized as equity transactions. The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to shareholders of the Parent.

5.	Business combinations under common control are accounted for using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same carrying amounts at which they were recognized in the ultimate Parent, although subsequent accounting adjustments may be needed to align the accounting policies of the companies involved.

Any difference between assets and liabilities contributed to the consolidation and the consideration paid is recorded directly in equity, as a debit or credit to “Other reserves”. The Group does not restate comparative periods in its financial statements for business combinations under common control.

2.8	Functional Currency

The functional and presentation currency of the consolidated financial statements of Enel Américas is the United States dollar (US$).

The functional currency has been determined, considering the economic environment in which the Company operates. This conclusion is based on the fact that the US$ is the currency that fundamentally influences its financing, capital issuance and cash and cash equivalent activities. Accordingly, the US$ reflects the underlying transactions, events and conditions for Enel Américas.

Any information presented in US$ has been rounded to the closest thousand (ThUS$) or million (MUS$), unless indicated otherwise.

2.9	Conversion of financial statements denominated in foreign currency

Conversion of the financial statements of the Group companies that have functional currencies different than US$, and do not operate in hyperinflationary economies, is carried out as follows:

a.	Assets and liabilities, using the exchange rate prevailing at the closing date of the financial statements.

b.	Comprehensive income statements using the average exchange rate for the period (unless this average is not a reasonable approximation of the cumulative effect of the exchange rate existing on the transaction dates, in which case the exchange rate on the date of each transaction is used).

c.	Equity is maintained at the historical exchange rate on the date of its acquisition or contribution, and at the average exchange rate as of the date of generation for retained earnings.

d.	Foreign currency translation differences generated in the conversion of the financial statements are recorded under “Foreign currency translation gains (losses)” in the consolidated comprehensive income statement: Other comprehensive income (see Note 27.2).

The financial statements of subsidiaries whose functional currency is that of a hyperinflationary economy, are first adjusted for inflation, recording any gain or loss in the net monetary position in profit or loss. Subsequently, all items (assets, liabilities, equity items, expenses and revenue) are converted at the exchange rate prevailing at the closing date of the most recent statement of financial position.

Argentine Hyperinflation

Beginning on July 2018, the Argentine economy has been considered to be hyperinflationary in accordance with the criteria established in IAS 29 “Financial Reporting in Hyperinflationary Economies”. This determination was made on the basis of a number of qualitative and quantitative criteria, especially the presence of accumulated inflation in excess of 100% during the three previous years.

In accordance with IAS 29, the financial statements of investees in Argentina have been restated retrospectively, applying the general price index at historical cost, in order to reflect changes in the purchasing power of the Argentinean peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated from February 2003, the last date on which an inflation adjustment was applied for accounting purposes in Argentina. With this context, note that the Group carried out its transition to IFRS on January 1, 2004, and applied the deemed cost exception to property, plant and equipment.

For consolidation purposes in Enel Américas and as a result of the application of IAS 29, the results of our subsidiaries in Argentina were converted at the prevailing period-closing exchange rate (ARS/US$), in accordance with IAS 21 “Effects of Changes in Foreign Exchange Rates”, when dealing with a hyperinflationary economy. Previously, the profit or loss of Argentinean subsidiaries were converted using the average exchange rate for the period, as used for the other subsidiaries operating in other countries whose economies are not considered to be hyperinflationary.

The general price indexes used at the end of the reporting periods are as follows:

General Price Index
Historical inflation accumulated up to December 31, 2017	652.29%
From January to December 2018	47.83%
From January to December 2019	53.64%
From January to September 2020	22.84%

The first-time application of IAS 29 led to a positive adjustment in the retained earnings of Enel Américas, of ThUS$ 961,107 (net of taxes) as of January 1, 2018, of which ThUS$ 668,693 were attributable to the shareholders of Enel Américas. The effects of the application of this standard on these interim consolidated financial statements are detailed in Note 33.

Exchange rates

The exchange rates used to convert the financial statements of the different foreign subsidiaries are detailed as follows (local currency versus the US$):

	09-30-2020		12-31-2020		09-30-2019
Currency	Closing Date	Mid Average	Closing Date	Mid Average	Mid Average
Argentine Peso	76.18	76.12	59.89	59.88	57.33
Brasilean Real	5.64	5.08	4.03	3.94	3.89
Peruvian Sol	3.60	3.46	3.32	3.34	3.33
Colombian Peso	3,878.94	3,706.21	3,277.14	3,281.39	3,239.21

3.	ACCOUNTING POLICIES

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)	Property, plant and equipment

Property, plant and equipment are generally measured with at acquisition cost, net of accumulated depreciation and any impairment losses experienced. In addition to the price paid to acquire each item, the cost also includes, the following concepts, where applicable:

-	Finance costs accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualifying assets, which require a substantial period of time before being ready for use such as; e.g., electricity generation or distribution facilities. The Group defines “substantial period” as a period exceeding twelve months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company making the investment (see Note 17.b.1).

-	Employee expenses directly related to construction in progress (see Note 17.b.2).

-	Future disbursements that the Group will have to make to close its facilities are added to the value of the asset at fair value, recognizing the related provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on an annual basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 25).

Assets under for construction are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as an increase in the cost of the related assets.

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recorded as an increase in cost of the related assets, derecognizing the replaced or overhauled components.

Expenditures for periodic maintenance, and repair are recognized directly as an expense for the year in which they are incurred.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Group expects to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate adjusted prospectively.

In addition, the Group recognizes right-of-use assets for leases relating to property, plant and equipment in accordance with the criteria established in Note 3.f.

The following are the main categories of property, plant and equipment with their related estimated useful lives:

Classes of property, plant and equipment	Years of estimated useful life
Buildings	10 – 85
Plant and equipment	10 – 85
IT equipment	3 – 15
Fixtures and fittings	3 – 75
Motor vehicles	5 – 20

In addition, for further information, the following is a more detailed breakdown of the class plant and equipment class:

Years of estimated useful life
Generating plant and equipment:
Hydroelectric plants
Civil engineering works	10 – 85
Electromechanical equipment	10 – 60
Coal/Fuel power plants	10 – 40
Combined cycle power plants	10 – 50
Distribution plant and equipment:
High-voltage network	15 – 50
Low- and medium-voltage network	30 – 50
Measuring and remote-control equipment	10 – 30
Primary substations	20 – 40

Land is not depreciated since it has an indefinite useful life, unless it relates to a right of use asset in which case it is depreciated over the term of the lease

Regarding the administrative concessions held by the Group’s electric companies, the following table lists the remaining periods until expiration of the concessions that do not have an indefinite term:

Concession holder and operator	Country	Year concession started	Concession term	Remaining period to expiration
Empresa Distribuidora Sur S.A. - Edesur (Distribution)	Argentina	1992	95 years	67 years
Enel Generación El Chocón S.A. (Generation)	Argentina	1993	30 years	3 years
Transportadora de Energía S.A. (Transmission)	Argentina	2002	85 years	67 years
Compañía de Transmisión del Mercosur S.A. (Transmission)	Argentina	2000	87 years	67 years
EGP Cachoeira Dourada S.A. (Generation)	Brazil	1997	30 years	7 years
Enel Generación Fortaleza S.A (Generation)	Brazil	2001	30 years	11 years
Enel CIEN S.A. (Garabi I) (*)	Brazil	2000	22 years	1,8 years
Enel CIEN S.A. (Garabi II) (*)	Brazil	2002	20 years	1,8 years

(*) The main assets of our subsidiary Enel CIEN are the Garabi I and Garabi II energy interconnection systems, which through two frequency conversion stations and 2,200 MW transmission lines, transport energy between Brazil and Argentina. In June 2020, the Ministry of Mines and Energy of Brazil enacted an ordinance that allows Enel CIEN to continue operating the Garabi I line after the end of the concession on June 20, 2020, approving its term with the concession of the Garabi II line, up to July 31, 2022. During 2021, there will be a new tender for the operation of both lines, and Enel CIEN has the possibility of participating in such process. If the concession is not renewed, Enel CIEN will recover the carrying amount of the underlying assets.

To the extent that the Group recognizes the assets as Property, plant and equipment, these are amortized over their economic life or the concession term, whichever is shorter, when the economic benefit from the asset is limited to its use during the concession term.

Any required investment, improvement or replacement made by the Group is considered in the impairment test to Property, plant, and equipment as a future contractual cash outflow that is necessary to obtain future cash inflows.

The Group’s Management analyzed the specific contract terms of each of the aforementioned concessions, which vary depending on the by country, business activity and jurisdiction, and concluded that, with the exception of Enel CIEN, there are no determining factors indicating that the grantor, which in every case is a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for the services. These requirements are essential for applying IFRIC 12, Service Concession Arrangements, an interpretation that establishes how to recognize and measure certain types of concessions (see Note 3.d.1)

On April 19, 2011, the subsidiary Enel CIEN successfully completed its change in business model. Under the new agreement, the government continues to control the infrastructure, but Enel CIEN receives fixed payments, which provides it with equal level than a public transmission concession (with regulated prices). Under this business model, its concessions fall within the scope of IFRIC 12; however, the infrastructure has not been derecognized due to the fact that Enel CIEN has not substantially transferred the significant risks and benefits to the Brazilian Government.

An item of property, plant and equipment is derecognized when it is sold or otherwise disposed of, or when no future economic benefits are expected from its use, sale or other disposal.

Gains or losses arising from the sale or disposal of items of property, plant and equipment are recognized as “Other gains (losses”) in the statement of comprehensive income and calculated by deducting the amount received for the sale from the net carrying amount of the asset and the related costs to sell

b)	Investment property

“Investment property” includes basically land and buildings that are kept for the purpose of obtaining gains from future sales or lease arrangements.

Investment property is measured at acquisition cost, net of accumulated depreciation and any impairment losses experienced. Investment property, excluding land, is depreciated by distributing the cost of the several elements that comprise it on a straight-line basis over the years of useful life.

An investment property is derecognized on disposal, or when no future economic benefits are expected from use or disposal.

Gains or losses arising from the sale or disposal of items of investment property are recognized as “Other gains (losses)” in the statement of comprehensive income and determined as the difference between the sales amount and the net carrying amount of the asset.

c)	Goodwill

Goodwill arising from business combinations, and reflected upon consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and thus the goodwill determination as well, the entity recognizes the related adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and thus the goodwill determination as well, the entity recognizes the related adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date (see Note 2.7.1).

Goodwill arising from acquisition of companies with functional currencies other than the functional currency of the Parent is measured in the functional currency of the acquiree and translated to US dollar using the exchange rate effective as of the date of the statement of financial position.

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators that an impairment might have occurred, the Group estimates whether any impairment loss has reduced its recoverable amount to an amount less than the carrying amount and, if so, it impairment loss is immediately recognized in profit or loss (see Note 3.e).

d)	Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses experienced.

Intangible assets are amortized on a straight-line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As of September 30, 2020 and December 31, 2019, there are no significant amounts in intangible assets with an indefinite useful life.

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous periods are explained in Note e) below.

An intangible asset is derecognized when it is sold or otherwise disposed of, or when no future economic benefits are expected from its use, sale or other disposal.

Gains or losses arising from sales of intangible assets are recognized in profit or loss for the period and determined as the difference between the amount of the sale and the carrying amount of the asset.

d.1)	Concessions

Public-to-private service concession agreements are recognized according to IFRIC 12 “Service Concession Arrangements.” This accounting interpretation applies if:

a)	The grantor controls or regulates what services the operator should provide with the infrastructure, to whom it must provide them, and at what price; and

b)	The grantor controls – through ownership, beneficial entitlement, or otherwise – any significant residual interest in the infrastructure at the end of the term of the arrangement.

If both of the above conditions are met simultaneously, the consideration received by the Group for the constructed infrastructure is initially recognized at its fair value, as either:

-	An intangible asset when the Group receives the right to charge users of the public service, as long as these charges are conditional on the degree to which the service is used;

-	A financial asset when the Group has an unconditional contractual right to receive cash or another financial asset directly from the grantor or from a third party.

However, both types of considerations are classified as a contract asset during the construction or improvement period, in accordance with IFRS 15 (see Note 9).

The Group recognizes the contractual obligations assumed for maintenance of the infrastructure during its use, or for its return to the grantor at the end of the concession agreement within the conditions specified in the agreement, as long as it does not involve an activity that generates income, in accordance with the Group’s accounting policy to recognized provisions (see Note 3.m).

Finance costs attributable to the concession arrangements are capitalized based on the criteria established in a) above, provided that the operator has a contractual right to receive an intangible asset.

The Company’s subsidiaries that have recognized an intangible asset and/or a financial asset from their service concession arrangements are the following:

Concession holder and operator	Country	Year concession started	Concession Term	Remaining period to expiration
Enel Distribución Río S.A. (formerly Ampla) (Distribution) (*)	Brazil	1996	30 years	6 years
Enel Distribución Ceará S.A. (formerly Coelce) (Distribution) (*)	Brazil	1997	30 years	8 years
Enel Distribución Goiás S.A. (Distribution) (*)	Brazil	2015	30 years	24 years
Enel Green Power Proyectos I (Volta Grande) (**)	Brazil	2017	30 years	27 years
Enel Distribución Sao Paulo S.A. ( formerly Eletropaulo) (Distribution) (*)	Brazil	1998	30 years	8 years

(*)  Because part of the rights acquired by these subsidiaries are unconditional an intangible asset and financial asset at fair value through profit and loss have been recognized for the concession (See Notes 3.g.1 and Note 8).

(**) Because all of the rights acquired by this subsidiary are unconditional, only a financial asset at fair value through profit and loss has been recognized for this concession (see Note 3.g.1 and Note 8).

At the end of each concession period, this can be renewed at the discretion of the granting authority, otherwise all assets and facilities will be returned to the Government or its assignee, upon reimbursement for investments made and not yet amortized.

d.2)	Research & development expenses

The Group recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

Research costs are recorded as an expense in the consolidated statement of comprehensive income in the period in which they are incurred.

d.3)	Other intangible assets

Other intangible assets correspond to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software is amortized (on average) over five years. Certain easements and water rights have indefinite useful lives and are therefore not amortized, while others have useful lives ranging from 40 to 60 years, depending on their characteristics, and they are amortized over that term.

e)	Impairment of non-financial assets

During the period, and mainly at the end of each reporting period, the Group evaluates whether there is any indication that an asset has been impaired. If any such indication exists, the Group estimates the recoverable amount of that asset to determine the amount of the impairment loss. For identifiable assets that do not generate cash flows independently, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, for CGUs to which goodwill or intangible assets with indefinite useful life have been allocated, a recoverability analysis is performed routinely at each year end.

The criteria used to identify the CGUs are based, in line with Management’s strategic and operating vision, within the specific characteristics of the business, the operating rules and regulations of the market in which the Group operates and corporate organization.

Recoverable amount is the higher of fair value less costs of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of Property, plant, and equipment, as well as of goodwill and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate value in use, the Group prepares future pre-tax cash flow forecasts based on the most recent budgets available. These budgets include Management’s best estimates of a CGU’s revenue and costs using sector forecasts, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. The growth rates used to extrapolate the projections as of September 30, 2020 and December 2019 were the following:

		09-30-2020		12-31-2019
Country	Currency	Minimum	Maximum	Minimum	Maximum
Argentina	Argentinean peso	10.1%		5.0%	6.7%
Brazil	Brazilian reails	3.8%		3.8%
Peru	Peruvian soles	2.5%		2.5%
Colombia	Colombian peso	3.0%		3.0%

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.

The following are the pre-tax discount rates applied as of September 30, 2020 and December 2019, expressed in nominal terms:

		09-30-2020		12-31-2019
Country	Currency	Minimum	Maximum	Minimum	Maximum
Argentina	Argentinean peso	29.4%	47.8%	24.7%	50.6%
Brazil	Brazilian reails	10.0%	24.8%	10.1%	23.4%
Peru	Peruvian soles	7.6%	12.0%	7.8%	12.9%
Colombia	Colombian peso	8.7%	11.1%	8.7%	11.8%

The Company’s approach to allocate value to each key assumption used to project cash flows, considers:

-	Evolution of demand: the growth estimate has been calculated based on the projected increase in the Gross Domestic Product (GDP), in addition to other assumptions used by the Company regarding the evolution of consumption.

-	Energy purchase and sale prices: based on specifically developed internal projection models. The price of the planned “pool” is estimated by considering a number of determining factors, such as the different technology’ costs and productions and energy demand, among other items.

-	Regulatory measures: an important part of the Company’s business is regulated and subject to extensive standards, which could undergo revisions, either as a result of new laws or the amendment of existing law, and therefore the projections include adequate application of the current standards and those that are currently being developed, and those expected to be effective during the projected period.

-	Installed capacity: in the estimating of the Group’s installed capacity, the existing facilities are taken into account, as well as the plans for both increasing capacity and capacity closure. The investment plan is constantly updated based on the evolution of the business, quality of service regulations determined by the regulator and changes in the business development strategy adopted by management. The necessary investments are taken into account to maintain the installed capacity in appropriate operating conditions.

-	Hydrology and NCRE: the projections are made from historical series of meteorological conditions and projecting an average year, based on these.

-	Fuel costs: to estimate fuel costs, existing supply contracts are taken into account and long-term projections of oil, gas or coal prices are made, based on forward markets and available analyst estimates.

-	Fixed costs: these are projected considering the foreseen level of business activities, both in terms of the evolution of the workforce (considering salary raises in line with the CPI), and in term of other operating and maintenance costs, the level of projected inflation and long-term existing maintenance or other contracts. The efficiencies that the Group is adopting over time are also considered, such as those that arise from the initiatives of digitalization for the internal processes.

-	External sources are always considered to verify the assumptions related to the macroeconomic environment such as price evolution, GDP growth, demand, inflation, interest rates and exchange rates, among others.

Past experience has demonstrated the reliability of the Company’s forecasts, which allows it to base key assumptions on historical information. During 2020, the deviations observed with respect to the projections used to perform impairment testing as of December 31, 2019, were not significant and cash flows generated in 2020 remained in a reasonable variance range compared to those expected for that period, with the exception of the effects generated by the COVID-19 pandemic.

If the recoverable amount of the CGU is less than the net carrying amount of the asset, the related impairment loss is recognized for the difference, and charged to “Impairment loss (impairment reversals) recognized in profit or loss” in the consolidated statement of comprehensive income. The impairment is first allocated to the CGU’s goodwill carrying amount, if any, and then to the other assets comprising it, prorated on the basis of the carrying amount of each one, limited to the fair value less costs of disposal, or value in use, where no negative amount could be obtained.

Impairment losses recognized in prior periods for an asset other than goodwill are reversed, if and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount with a credit to profit or loss, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset. For goodwill, impairment losses are not reversed in subsequent.

f)	Leases

In order to determine whether an arrangement is, or contains, a lease, the Company assesses the economic substance of the agreement, assessing whether the agreement conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is considered to exist if the customer has i) the right to obtain substantially all the economic benefits arising from the use of an identified asset; and ii) the right to direct the use of the asset.

f.1) Lessee

When the Group acts as a lessee at the commencement of the lease (i.e. on the date on which the underlying asset is available for use) it records a right-of-use asset and a lease liability in the statement of financial position.

The Group initially recognizes right-of-use assets at cost. The cost of right-of-.use assets comprises: (i) the amount of the initial measurement of the lease liability; (ii) lease payments (made until the commencement date less lease incentives received), (iii) initial direct costs incurred; and (iv) the estimate of decommissioning or restoration costs.

Subsequently, the right-of-use asset is measured at cost, adjusted by any re measurement of the lease liability, less accumulated depreciation and accumulated impairment losses. A right-of-use asset is depreciated on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the leased assets are depreciated over the shorter of the useful lives of the assets and their lease term. The same criteria detailed in Note 3.e are applied to determine whether the right-of-use asset has become impaired.

The lease liability is initially measured at the present value of the lease payments, discounted at the Company's incremental borrowing rate, if the interest rate implicit in the lease cannot be readily determined. The incremental borrowing rate is the interest rate that the company would have to pay to borrow over a similar term, and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. The Group determines its incremental borrowing rate using observable data (such as market interest rates) or by making specific estimates when there are no observable rates available (example.g., for subsidiaries that do not carry out financing transactions) or when they must be adjusted to reflect the terms and conditions of the lease (e.g., when the leases are not in the functional currency of the subsidiary).

Lease payments included in the measurement of liabilities comprise: i) fixed payments, less any lease incentive receivable; ii) variable lease payments that depend on an index or a rate; iii) residual value guarantees; iv) price of The exercise price of a purchase option, if the Group is it is reasonably certain to exercise that option; and v) penalties for terminating the lease, if any.

After the commencement date, the lease liability increases to reflect the accrual of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is remeasured if there is a change in the terms of the lease (changes in the lease term, in the amount of expected payments related to a residual value guarantee, in the evaluation of a purchase option or in an index or rate used to determine lease payments). Interest expense is recognized as finance cost and distributed over the years making up the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases of one year or less or leases of low value assets are exempt from the application of the recognition criteria described above, recording the payments associated with the lease as an expense on a straight-line basis over the term of the lease.

Right-of-use assets and lease liabilities are presented separately from other assets and liabilities, respectively in the consolidated statement of financial position.

f.2) Lessor

When the Group acts as a lessor, it classifies at the commencement of the agreement whether the lease is an operating or finance lease, based on the substance of the transaction. Leases in which all the risks and rewards incidental to ownership of an underlying asset are substantially transferred are classified as finance leases. All other leases are classified as operating leases.

For finance leases, at the commencement date, the company recognizes in its statement of financial position the assets held under finance leases and presents them as an account receivable, for an amount equal to the net investment in the lease, calculated as the sum of the present value of the lease payments and the present value of any accrued residual value, discounted at the interest rate implicit in the lease. Subsequently, finance income is recognized over the term of the lease, based on a model that reflects a constant rate of return on the net financial investment made in the lease.

For operating leases, lease payments are recognized as income on a straight-line basis, over the term of the lease unless another type of systematic basis of distribution is deemed more representative. The initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and are recognized as expense throughout the lease period, applying the same basis as for rental income.

g)	Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one entity and a financial liability or equity instrument in another entity.

g.1)       Financial assets other than derivatives

The Group classifies its non-derivative financial assets, whether permanent or temporary, excluding investments accounted for using the equity method (see Notes 3.i and 14) and non-current assets and disposal groups held for sale or distribution to owners (see Note 3.k), into three categories:

(i)	Amortized cost:

This category includes the financial assets that meet the following conditions (i) the business model that supports the financial assets seeks to maintain such financial assets to obtain contractual cash flows, and (ii) the contractual terms of such financial assets give rise on specific dates to cash flows that are solely payments of principal and interest (SPPI criterion).

Financial assets that meet the conditions established in IFRS 9, to be valued at amortized cost in the Group are: cash equivalents, accounts receivable and, loans. Such assets are recorded at amortized cost, which is the initial fair value, less repayments of principal, plus uncollected accrued interest, calculated using the effective interest method.

The effective interest method is a method for calculating the amortized cost of a financial asset or a financial liability (or a group of financial assets or financial liabilities) and allocating the finance income or financial costs throughout the relevant period. The effective interest rate is the discount rate that exactly matches the estimated cash flows to be received or paid over the expected useful life of the financial instrument (or when appropriate in a shorter period of time), with the net carrying amount of the financial asset or financial liability.

(ii)	Financial Assets Recorded at Fair Value through Other Comprehensive Income:

This category includes the financial assets that the meet the following conditions: (i) they are classified in a business model, the purpose of which is to maintain the financial assets both to collect the contractual cash flows and to sell them, and (ii) the contractual conditions meet the SPPI criterion.

These financial assets are recognized in the consolidated statement of financial position at fair value when this can be determined reliably. For the holdings in unlisted companies or companies with low liquidity, it is usually not possible to determine the fair value reliably. Therefore, when this occurs, such holdings are valued at their acquisition cost or for a lower amount if there is evidence of their impairment.

Changes in fair value, net of their tax effect, are recorded in the consolidated statement of comprehensive income: Other comprehensive income, until the disposal of these financial assets, where the accumulated amount in this section is fully allocated to profit or loss for the period except for investments in equity instruments where the accumulated balance in other comprehensive income is never reclassified to profit or loss.

In the event that the fair value is lower than the acquisition cost, if there is objective evidence that the asset has suffered an impairment that cannot be considered as temporary, the difference is recorded directly in the loss for the period.

(iii)	Financial Assets Recorded at Fair Value through Profit or Loss:

This category includes the trading portfolio of the financial assets that have been allocated as such upon their initial recognition and which are managed and assessed according to the fair value criterion, and the financial assets that do not meet the conditions to be classified in the two categories indicated above.

These are measured at fair value in the consolidated statement of financial position and any changes in value are recorded directly in profit or loss when they occur.

g.2)       Cash and cash equivalents

This item within the consolidated statement of financial position includes cash and bank balances, time deposits, and other highly liquid investments (with original maturity of less than or equal to 90 days) that are readily convertible into cash and are subject to insignificant risk of changes in value.

g.3)       Impairment of financial assets

Under IFRS 9, the Group applies an impairment model based on expected credit losses, based on the Group’s past history, existing market conditions, and prospective estimates at the end of each reporting period. The impairment model is applied to financial assets measured at amortized cost or those measured at fair value through other comprehensive income, except for investments in equity instruments.

Expected credit loss is the difference between the contractual cash flows that are due in accordance with the contract and all the cash flows that are expected to be received, i.e. all cash shortfalls), discounted at the original effective interest rate. It is determined considering: i) the probability of default (PD); ii) loss given default (LGD), and iii) exposure at default (EAD)

To determine the expected credit losses the Group applies two separate approaches:

▪	General approach: applied to financial assets other than trade accounts receivable, contractual assets or lease receivables. This approach is based on the evaluation of significant increases in the credit risk of financial assets, from the date of initial recognition. If on the reporting date of the financial statements the credit risk has not increased significantly, the impairment losses are measured related to the expected credit losses in the next 12 months; if, on the contrary, the credit risk has increased significantly, the impairment is measured considering the expected credit losses throughout the lifetime of the asset.

In general, the measurement of expected credit losses for financial assets other than trade accounts receivable, contractual assets or lease receivables, are performed on an individual basis.

▪	Simplified approach: The Group applies a simplified approach for trade receivables, contract assets and lease receivables so that the impairment provision is always recognized related to the lifetime expected credit losses for the asset. This is the approach that Group has mostly most applied because trade receivables represent the main financial asset of Enel Américas and its subsidiaries.

For trade accounts receivable, contractual assets and lease receivables, the Group applies two types of evaluations of expected credit losses:

-	Collective evaluation: based on grouping accounts receivable into specific groups or “clusters”, taking into account each business and the local regulatory context. Accounts receivable are grouped according to the characteristics of customer portfolios in terms of credit risk, maturity information and recovery rates. A specific definition of default is considered for each group.

To measure the expected credit losses collectively, the Group considers the following assumptions:

PD: average default estimate, calculated for each group of trade receivable, taking into account a minimum of 24-month historical data.

LGD: calculated based on the recovery rates of a predetermined section, discounted at the effective interest rate; and

EAD: accounting exposure on reporting date, net of cash deposits, including invoices issued, but not due and invoices to be issued.

-	Analytical or individual evaluation: if accounts receivable are considered individually significant by Management and there is specific information regarding any significant increase in the credit risk, the Group applies an individual evaluation of accounts receivable. For the individual evaluation, the PD is obtained mainly from an external supplier, when it is possible to do so, and the LGD through an internal model that considers the recovery rate and other contractual and financial characteristics of accounts receivable. The expected credit loss is obtained by multiplying both factors by the EAD, which is defined as the accounting exposure at the reporting date, including the invoices issued but not due and invoices to be issued for services rendered, net of potential cash deposits obtained as guarantees.

On the basis of the benchmark market and the regulatory context of the sector, as well as the recovery expectations after 90 days, for those accounts receivable, the Group mainly applies a predetermined definition of 180 days overdue to determine expected credit losses, since this is considered an effective indicator of a significant increase in credit risk. Consequently, financial assets that are more than 90 days overdue generally are not considered to be in default.

Based on specific evaluations performed by management, the prospective adjustment can be applied considering qualitative and quantitative information to reflect possible future events and macroeconomic scenarios, which may affect the risk of the portfolio or the financial instrument.

g.4)       Financial liabilities other than derivatives

General financial liabilities are initially recognized, at fair value net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost using the effective interest method (see Note 3.g.1).

Lease liabilities are initially measured at the present value of future lease payments, determined in accordance with the criteria described in Note 3.f.

In the particular case that a liability is the hedged item in a fair value hedge, as an exception, such liability is measured at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both when it is recorded in the statement of financial position and for fair value disclosure purposes as shown in Note 23, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and floating interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at floating interest rate, i.e., each coupon is established at the beginning of each period based on the benchmark interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

g.5)       Derivative financial instruments and hedge accounting

Derivatives held by the Group are transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value at the end of each reporting period as follows: if their fair value is positive, they are recorded within “Other financial assets” and if their fair value is negative, they are recorded within “Other financial liabilities”. For derivatives on commodities, positive fair value is recorded in “Trade and other receivables”, and negative fair value is recognized in “Trade and other liabilities”.

Changes in fair value are recorded directly in profit or loss, except when the derivative has been designated for hedge accounting purposes as a hedge instrument (in a cash flow hedge) and all of the conditions for applying hedge accounting established by IFRS are met, including that the hedge be highly effective. In this case, changes are recognized as follows:

-	Fair value hedges: The underlying portion for which the risk is being hedged and the hedging instrument are measured at fair value, and any changes in the value of both items are recognized in the statement of comprehensive income offsetting the effects in the same caption of the statement comprehensive income.

-	Cash flow hedges: Changes in the fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income and accumulated in an equity reserve referred to as. The cumulative loss or gain in this caption is transferred to the consolidated statement of comprehensive income to the extent that the hedged item impacts the consolidated statement of comprehensive income offsetting the effect in the same comprehensive income statement caption. Gains or losses from the ineffective portion of the hedging relationship are recognized directly in the statement of comprehensive income.

Hedge accounting is discontinued only when the hedging relationship (or a part of the relationship) fails to meet the required criteria, after making any rebalancing of the hedging relationship, if applicable. If it is not possible to continue the hedging relationship, including when the hedging instrument expires, is sold, settled or exercised, any gain or loss accumulated in equity at that date remains in the equity until the forecast transaction affects the statement of comprehensive income. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is immediately transferred to the statement of income.

The Group does not apply hedge accounting to its investments abroad.

As a general rule, long-term commodity purchases or sales agreements are recognized in the statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

-	The sole purpose of the agreement is for its own use, which is understood as: for fuel purchase agreements such use is to generate electricity; for electrical energy purchased for sale, its sale is to the end-customers; and for electricity sales its sale is to the end-customers.

-	The Group’s future projections evidence the existence of these agreements for own use.

-	Past experience with agreements shows that they have been use for the Group’s “own use”, except for certain isolated cases when for exceptional reasons or reasons associated with logistical issues, these have been used for other purposes beyond the Group’s control and expectations.

-	The agreement does not stipulate net settlement of monetary differences and the parties have not made it a practice to net settle similar contracts in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, electricity purchase contracts for use in sales to end-customers, and electricity sale contracts for sale of the Group’s own products.

The Group also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the host contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in the statement of comprehensive income.

g.6)       Derecognition of financial assets and liabilities

Financial assets are derecognized when:

-	The contractual rights to receive cash flows from the financial asset expire or have been transferred or, even when, the Group has assumed a contractual obligation to pay these cash flows to one or more recipients.

-	The Group has substantially transferred all the risks and rewards of their ownership, or, if it has neither assigned nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

For transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the financial asset assigned, it recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.g.1).

Financial liabilities are derecognized when they are extinguished; i.e., when the obligation arising from the liability has been paid or cancelled or has expired. An exchange for a debt instrument with substantially different conditions, or a substantial modification in the current conditions of an existing financial liability (or a part thereof), is recorded as a cancellation of the original financial liability, and a new financial liability is recognized.

g.7)       Offsetting of financial assets and financial liabilities

The Group offsets financial assets and liabilities and the net amount is presented in the statement of financial position only when:

-	there is a legally binding right to offset the amounts recognized; and

-	the Group intends to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

Such rights may only be legally enforceable in the normal course of business, or in the event of default, or in the event of insolvency or bankruptcy, of one or all the counterparties.

g.8)       Financial guarantee contracts

The financial guarantee contracts, defined as the guarantees issued by the Group to third parties, are initially measured at their fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee.

Subsequent to initial recognition, financial guarantee contracts are recognized at the higher of:

-	the amount of the liability determined in accordance with the accounting policy described in Note 3.m; and

-	the amount of the asset initially recognized less, if applicable, any accumulated amortization recognized in accordance with the revenue recognition policies described in Note 3.q.

h)	Fair value measurement

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market, namely, the market with the greatest volume and level of activity for that asset or liability. In the absence of a principal market, it is assumed that the transaction is carried out in the most advantageous market available to the entity, namely, the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability.

In estimating fair value, the Group uses valuation techniques that are appropriate for the circumstances and for which there is sufficient data to perform the measurement where it maximizes the use of relevant observable data and minimizes the use of unobservable data.

Given the hierarchy explained below, data used in the valuation techniques, assets and liabilities measured at fair value can be classified at the following levels:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:  Inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial assets or financial liabilities take into consideration estimated future cash flows discounted at market rates. Future cash flows for financial assets and financial liabilities are discounted with the zero-coupon interest rate curves for each currency (these valuations are performed using external tools such as Bloomberg); and

Level 3:  Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

-	For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset at its highest and best use;

-	For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled, and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes but is not limited to, the Company’s own credit risk;

-	For derivatives not traded in active markets, the fair value is determined by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of the closing date of the financial statements. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (asset or liability position) and the risk profile of both the counterparties and the Group itself.

-	For financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, measuring the fair value on a net basis is allowed. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and financial liabilities measured at fair value are shown in Note 23.3.

i)	Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recognized using the equity method of accounting.

Under the equity method of accounting, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of equity that the Group’s interest represents in capital, adjusted for, if appropriate, the effect of transactions with the Group plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless the Group has a present obligation (either legal or constructive) to reinstate the Company’s equity position, in which case a provision is recognized.

Goodwill from the associate or joint venture is included in the carrying amount of the investment. It is not amortized but is subject to impairment testing as part of the overall investment carrying amount when there are indicators of impairment.

Dividends received from these investments are deducted from the carrying amount of the investment, and any profit or loss obtained from them to which the Group is entitled based on its ownership interest is recognized under “Share of profit (loss) of associates accounted for using equity the method.”

The companies classified as “Associates” and “Joint Ventures” (see Notes 2.5 and 2.6, respectively) in these consolidated financial statements are accounted for under the equity this method of accounting.

j)	Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower.

The net realizable value is the estimated selling price in the ordinary course of business less the applicable costs to sell.

The cost of inventories includes all costs of purchase and all necessary costs incurred in bringing the inventories to their present location and condition net of trade discounts and other rebates.

k)	Non-current assets (or disposal groups of assets) held for sale or held for distribution to owners and discontinued operations

Non-current assets, including property, plant and equipment; intangible assets; investments accounted for using the equity method and joint ventures and disposal groups (a group of assets for disposal or distribution together with liabilities directly associated with those assets), are classified as:

-	Held for sale, if their carrying amount will be recovered mainly through a sale transaction rather than through continuing use, or

-	Held for distribution to owners, when the entity is committed to distribute the assets (or disposal groups) to the owners.

For the above classifications, the assets must be available for immediate sale or distribution in their present condition and their sale or distribution must be highly probable. For a transaction to be considered highly probable, management must be committed to the sale or distribution and actions to complete the transaction must have been initiated and should be expected to be completed within one year from the date of classification.

Actions required to complete the sale or distribution plan should indicate that it is unlikely that significant changes to the plan can be made or that the plan will be cancelled. The probability of shareholders’ approval (if required in the jurisdiction) should be considered as part of the assessment of whether the sale or distribution is highly probable.

The assets or disposal groups classified as held-for-sale or held for distribution to owners are measured at the lower of their carrying amount and fair value less costs to sell or costs to distribute, as appropriate.

Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale or held for distribution to owners.

Assets that are no longer classified as held for sale or held for distribution to owners, or are no longer part of a disposal group, are measured at the lower of their carrying amounts before being classified as held for sale or held for distribution, less any depreciation, amortization or revaluation that would have been recognized had they had not been classified as held for sale or held for distribution to owners and their recoverable amount at the date of reclassification non-current assets.

Non-current assets held for sale and the components of the disposal groups classified as held for sale or held for distribution to owners are presented in the consolidated statement of financial position as a single line item within assets referred to as “Non-current assets or disposal groups held for sale or for distribution to owners”, and the related liabilities are presented as a single line item within liabilities referred to as “Liabilities included in disposal groups held for sale or for distribution to owners”.

The Group classifies as discontinued operations those components of the Group that either have been disposed of, or are classified as held for sale and:

-	represent a separate major line of business or geographical area of operations;

-	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

-	is a subsidiary acquired exclusively with a view to resale it.

The after-tax results of discontinued operations are presented in a single line of the statement of comprehensive income referred to as "Profit (loss) from discontinued operations", as well as the gain or loss recognized from the measurement at fair value less costs to sell or from the disposal of the assets or groups for disposal comprising the discontinued operation.

l)	Treasury shares

Treasury shares are presented deducting the caption “Total equity” in the consolidated statement of financial position and measured at acquisition cost.

Gains and losses from the disposal of treasury shares are recognized directly in “Total Equity – Retained earnings (losses)”, without affecting profit or loss for the period.

m)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as finance cost. Incremental legal costs expected to be incurred in resolving a legal claim are included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not result in the recognition of a provision. Legal costs expected to be incurred in defending a legal claim are expensed as incurred. Significant contingent liabilities are disclosed unless the likelihood of an outflow of resources embodying economic benefits is remote.

m.1) Provisions for post-employment benefits and similar obligations

Certain of the Group’s companies have entered into pension and other similar commitments with their employees. Those defined benefit and defined contribution commitments are basically through pension plans, except for those related to certain benefits in lieu of payment, basically commitments to supply electric energy, which, due to their nature have not been outsourced and their coverage is provided through the related internal provision.

For defined benefit plans, the companies record the related expense for these commitments following the accrual criteria over the service life of the employees through timely actuarial studies performed as of the reporting date calculated applying the projected credit unit method. The cost of past services which relates correspond to variances in benefits is recognized immediately.

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, upon deduction of the fair value of the different plans’ assets, if any.

For each defined benefit plan, if the difference between the actuarial liability for past services and the plan assets is positive, it is recognized under line item “Provisions for employee benefits” in liabilities in the consolidated statement of financial position, and if such difference is negative is recognized under line item “Other financial assets” in the consolidated statement of financial position, provided that is recoverable for the Group, usually through a reduction in future contributions and taking into consideration the limit established in IFRIC 14, IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements, and their interaction.

Actuarial gains and losses arising from measurements of both the plan liabilities and the plan assets, including the limit in IFRIC 14, are recognized directly as a component of other comprehensive income.

Contributions to defined contribution benefit plans are recognized as an expense when the employees have rendered provide their services.

n)	Translation of balances in foreign currency

Transactions performed by each entity in a currency other than its functional currency are recognized using the exchange rates prevailing as of the date of the transactions. During the period, differences arising between the prevailing exchange rate at the date of the transaction and the exchange rate as of the date of collection or payment are recognized as “Foreign currency translation differences” in the consolidated statement of comprehensive income.

Likewise, at the end of each reporting period, balances or payable denominated in a currency other than each entity’s functional currency are remeasured using the closing date exchange rate. Any differences are recorded as “Foreign currency translation differences” in the consolidated statement of comprehensive income.

The Group has established a policy to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in other comprehensive income and are accumulated in an equity reserve and recorded in profit or loss in the term in which the cash flows hedged will be realized. This term has been estimated as ten years.

o)	Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current assets or liabilities, except for post-employment and other similar obligations. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Group has any obligations that matures in less than twelve months but can be refinanced over the long term at the Group’s discretion, through unconditionally available loan agreements with long-term maturities, such obligations are classified as non-current liabilities.

p)	Income taxes

Income tax expense for the period is determined as the sum of current taxes from each of the Group’s subsidiaries and results from applying the tax rate to the taxable income for the period, after deductions allowed have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to applied when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and use the tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

-	did not arise from a business combination; and
-	at initial recognition provide it affected neither accounting profit nor taxable profit (loss).

With respect to deductible temporary differences associated with investments in subsidiaries, associates and joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for all temporary differences, except for those derived from the initial recognition of goodwill and those that arose from investments in subsidiaries, associates and joint ventures in which the Group can control their reversal and where it is probable that they will not be reversed in the foreseeable future.

Current tax and changes in deferred tax assets or liabilities are recorded in profit or loss or in equity, depending on where the gains or losses that triggered these tax entries have been recognized.

Any tax deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when uncertainty exits about their tax realization, in which case they are not recognized until they are effectively realized, or when they relate to specific tax incentives, in which case they are recorded as grants.

At the end of each reporting period, the Group reviews the deferred tax assets and liabilities recognized, and makes, if any necessary corrections based on the results of this analysis.

Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if the Group has a legally enforceable right to set off current tax assets against current tax liabilities, and only when the deferred taxes relate to income taxes levied by the same tax authority.

q)	Revenue and expense recognition

Revenue is recognized when (or as) the control over a good or service is transferred to the customer. Revenue is measured based on the consideration to which the Group is expected to be entitled for said transfer of control, excluding the amounts collected on behalf of third parties.

The Group analyzes and takes into consideration all the relevant facts and circumstances for revenue recognition, applying the five step model established by IFRS 15: 1) Identifying the contract with a customer; 2) Identifying the performance obligations; 3) Determining the transaction price; 4) Allocating the transaction price; and 5) Recognizing revenue.

The following are the criteria for revenue recognition by type of good or service provided by the Group:

•	Electricity supply (sale and transportation): Corresponds to a single performance obligation that transfers to the customer a number of different goods/services that are substantially the same and that have the same transfer pattern. Since the customer receives and simultaneously consumes the benefits provided by the Company, it is considered a performance obligation met over time. In these cases, the Group applies an output method to recognize revenue in the amount to which it is entitled to bill for electricity supplied to date.

-	Generation: revenue is recorded according to the physical deliveries of energy and power, at the prices established in the respective contracts, at the prices established in the electricity market by the current regulations, or at the marginal cost of energy and power, depending on whether they are unregulated customers, regulated customers or energy trading in the spot market are involved, respectively.

-	Distribution of electricity: Revenue is recognized based on the amount of energy supplied to customers during the period, at prices established in the related contracts or at prices stipulated in the electricity market by applicable regulations, as appropriate.

These revenues include an estimate of the service provided and not invoiced, at the reporting date (see Notes 2.3 and 28 and Appendix 2.2).

•	Other Services: mainly the provision of supplementary services to the electricity business, construction of works and engineering and consulting services. Customers control committed assets as they are created or improved. Therefore, the Company recognizes this revenue over time based on the progress, measuring progress through output methods (percentage of completion through the present date, milestones reached, etc.), or costs incurred (resources consumed, hours of labor spent, etc.), as appropriate in each case.

•	Sale of goods: revenue from the sale of goods is recognized at a certain time, when control of the goods have been transferred to the customer, which generally occurs at the time of the physical delivery. Revenues are measured at the independent sale price of each good, and any type of applicable variable compensation.

In contracts in which multiple committed goods and services are identified, the recognition criteria will be applied to each of the identifiable performance obligations of the transaction, based on the control transfer pattern of each good or service that is separate and an independent selling price allocated to each of them, or jointly to two or more transactions, when these are linked to contracts with customers that are negotiated with a single business purpose and the goods and services committed represent a single performance obligation and their selling prices are not independent.

Enel Américas determines the existence of significant financing components in its contracts, adjusting the value of the consideration if applicable, to reflect the effects of the time value of money. However, the Group applies the practical expedient provided by IFRS 15, and will not adjust the value of the consideration committed for the purpose of a significant financing component, if it expects, at the beginning of the contract, that the period between the payment and the transfer of goods or service to the customer is one year or less.

The Group excludes the gross revenue of economic benefits received when acting as an agent or broker on behalf of third parties from the revenue amount. The Group only records as revenue the payment or commission to which it expects to be entitled.

Because the Group mainly recognizes revenue for the amount to which it has the right to invoice, it has decided to apply the disclosure practical expedient provided in IFRS 15, through which it is not required to disclose the aggregate amount of the transaction price allocated to the performance not met (or not met partially) at the end of the reporting period.

In addition, the Group evaluates the existence of incremental costs of obtaining a contract and costs directly related to the fulfillment of a contract. These costs are recognized as an asset, if their recovery is expected, and amortized in a manner consistent with the transfer of the related goods or services. As a practical expedient, the incremental costs of obtaining a contract are recognized as an expense, if the depreciation period of the asset that has been recognized is one year or less. Costs that do not qualify for capitalization are recognized as expenses at the time they are incurred, unless they are explicitly attributable to the customer.

As of September 30, 2020 and December 31, 2019 the Group has not incurred costs to obtain or perform a contract which meet the conditions for their capitalization. The costs incurred to obtain a contract are substantially commission payments for sales that, although are incremental costs, relate to short-term contracts or performance obligations that are met at a certain time, therefore, the Group has decided to recognize these costs as an expense when they occur.

Interest income (expenses) are recorded considering the effective interest rate applicable to the principal pending amortization, during the related accrual period.

r)	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of the Parent Company by the weighted average number of ordinary shares of outstanding during the period, excluding the average number of shares of the Company held by other subsidiaries within the Group, if any.

Basic earnings per share for continuing and discontinued operations are calculated by dividing net income from continuing and discontinued operations attributable to shareholders of the Company (the numerator) by the weighted average number of shares of common stock outstanding (the denominator) during the year, excluding the average number of shares of the Company held by other subsidiaries within the Group.

Diluted earnings per share is calculated by dividing profit attributable to shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares of that would be issued on conversion of all the potential dilutive securities into ordinary shares, if any.

s)	Dividends

Article No. 79 of the Chilean Corporations Act Law No. 18,046, establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, at pro rata of the shares owned or the proportion established in the Company’s by-laws if there are preferred shares, of at least 30% of profit for each year, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given Enel Américas’ highly fragmented share ownership, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the period, and then accounted for in “Trade and other payables”, current” and “Accounts payable to related parties”, as appropriate, and recognized in equity.

The interim and final dividends are deducted from equity when approved by the relevant authority, which in the first case is normally the Board of Directors and in the second case is the responsibility of the shareholders as agreed at a General Shareholders’ Meeting.

t)	Share issuance costs

Share issuance costs, only when they represent incremental expenses directly attributable to the transaction, are recognized directly in net equity as a deduction from “Share premiums,” net of any applicable taxes.

If the share premium account has a zero balance or if the costs described exceed the balance, they are recognized in “Other reserves”. Subsequently, these costs must be deducted from paid-in capital, and this deduction that must be approved at the Extraordinary Shareholders’ Meeting, which occurs immediately after the date on which the disbursements were incurred.

u)	Statement of cash flows

The statement of cash flows reflects changes in cash and cash equivalents that took place during the period, determined with the direct method. It uses the following definitions and related meanings:

•	Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

•	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.	SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

a)	Regulatory Framework:

Argentina

Argentina has shown signs of intervention in the electricity market since the 2002 crisis. Under the previous regulations, generators sold to distributors at prices obtained from centralized calculations of the average spot market price. The distributers’ purchase price was the average price forecast for the next six months, referred to as the Seasonal Price (Precio Estacional). Any differences between the Seasonal Price (the purchase price) and the actual spot price (the selling price) was charged to the Seasonal Fund (Fondo Estacional) managed by the Wholesale Electricity Market Administration Company (CAMMESA - Compañía Administradora del Mercado Mayorista Eléctrico).

However, after the 2002 crisis, the authorities changed the price-setting criteria, bringing the marginal pricing system to an end. First, Marginal prices were calculated without taking into consideration the natural gas shortages. indeed, despite the fact that generation is dispatched on the basis of the fuels actually used, Secretary of Energy (“SE”) Resolution No. 240/2003 establishes that the marginal price is to be calculated taking into consideration all the generation units as if there were no restrictions effective on natural gas supplies. In addition, the expense of water is not included in the calculations if its opportunity cost is higher than the cost of generating power with natural gas. However, CAMMESA pays the actual variable costs of the thermal plants that run on liquid fuels through the Temporary Dispatch Cost Overruns program.

Additionally, the freezing prices paid by distributors caused a gap in relation to actual generation costs, resulting in different types of special agreements for recovering costs, in accordance with regulations in force.

Within this context the Government announced in 2012 its plan to change the current regulatory framework to one based on an average cost scheme.

Resolution No. 95/2013 was issued in March of 2013, significantly changing the system for generators’ remunerations and setting new prices for capacity depending on the type of technology used and availability. It also set new values for paying for non-fuel variable costs, as well as additional remuneration for energy generated.

In May 2013, the Group’s generating companies (Enel Generación Costanera, Enel Generación El Chocón and Dock Sud) accepted the terms of SE Resolution No. 95/2013.

This resolution marked the end of marginal pricing as a payment system in the Argentine power generation market and established, instead, a payment system by type of technology and size of plant. For each case, it recognizes fixed costs (determined on the basis of fulfillment of availability) and variable costs, plus an additional remuneration (the two parts are determined based on energy generated). Part of the additional remuneration is placed in a trust for future investments.

Commercial management and fuel dispatch are handled by CAMMESA; Terminal Market agreements cannot be extended or renewed, and large users, once their respective contracts end, their supply has to be acquired from CAMMESA. However, the SE, in Note SE 1807/13, gave generators the opportunity to express their intention to continue handling collections for their entire contract portfolio, thus ensuring a certain amount of cash flow and a continuing relationship with the customer.

The values of SE Resolution No. 95/2013 were updated on an annual basis by SE Resolutions 529/2014, 482/2015 and SEE Resolution 22/2016. SE Resolution No.529/2014 created a remuneration for non-recurring maintenance for the steam-electric power plants, and SE Resolution No.482/2015 provided remuneration for non-recurring maintenance also to hydroelectric power stations.

On March 22, 2016, the SE issued Resolution No. 21/16, which called for offering new thermal generation capacity for the periods summer 2016 - 2017; winter 2017 and summer 2017 - 2018.

On September 14, 2016, the results of the New Thermal Generation Bid were published in the Official Bulletin, granting a total of 1,915 MW (out of 6,000 MW total offers). Likewise, through Note No. 355, the SE instructed CAMMESA to encourage pricing improvements to those entities whose offers were considered acceptable, but no bid was granted. As a result of new pricing offers, an additional 956 MW were granted. Finally, on October 28, 2016, the SE, through Resolution No. 387/E/2016, instructed CAMMESA to add two additional projects for a total of 234 MW. None of the Group’s entities participated in the bidding process.

On February 2, 2017, the SEE issued Resolution No. 19/2017 replacing SEE Resolution No. 22/2016, which set the remuneration guidelines for existent power generating plants. Resolution No. 19/2017 defines the minimum remuneration for the energy capacity of technology and scale, and allows thermal units to offer equal remuneration for availability energy contracts for all technologies. Thermal generators may declare the price of firm capacity to be committed for a three-year period per unit each summer period, and may also provide the information by summer and winter periods (adjustments could be made during the period). As an exception applicable to 2017, Resolution No. 97/2017 authorized the declaration of the Guaranteed Availability Commitments (Compromisos de Disponibilidad Garantizada, in Spanish) in conjunction with the information required for the Winter Seasonal Programming, effective from May 1, 2017 to October 31, 2017. Generators will sign a Guaranteed Availability Commitment contract with CAMMESA, which may be transferred to demand as defined by SEE. The remuneration will be received by each generation unit with a committed capacity and will be in proportion to its compliance, with the minimum remuneration calculated based on the minimum price. In addition, the thermal generation could offer additional capacity availability for bi-annual periods, which will be auctioned at a maximum price.

In relation to hydroelectric power plants, a new scheme is defined to assess energy capacity, which is based on actual energy capacity available (that will result in a higher value for capacity than under prior regulations). Likewise, a base is defined for the price of energy capacity, a second for the period from May 2017 to October 2017, and a third from November 2017.

The remuneration values under Resolution No. 19/2017 are denominated in U.S. dollars and will be translated to Argentinean pesos using the last business day exchange rate published by the Argentine Central Bank, and will be effective for the term established in CAMMESA’s procedures. Subsequently, the SEE established that the conversion rate to be used to translate to Argentinean pesos should correspond to the spot exchange rate from the day before the transaction due date, starting from November 2017.

SEE Resolution No.1085/17 amends the payment process to agents for the transportation system from December 1, 2017 (the transporter’s remuneration does not change as it was set in the related RTI). which stablishes

•	The costs associated with the transportation remuneration will be distributed proportionately in accordance with the demand.
•	The Generating Agents will only pay charges from direct connection.
•	Instructs CAMMESA to propose, in the next 90 days. All necessary changes in order to implement the procedures (MEM regulations).

The SEE is also instructed to implement a competitive mechanism for the provision of gas for generation at a maximum defined price.

Accordingly, the SEE instructed CAMMESA to purchase natural gas under solid and interruptible conditions through the Electronic Gas Market (MEGSA) to supply thermal generation.

On Wednesday, November 7, 2018, Resolution 2018-70-APN-SGE was published in the Official Gazette, through which the Generators, Cogenerators and Self Generators of MEM are enabled to ensure their own fuel supply for the generation of electric power.

Such, standard will be initially effective for natural gas and allows generators to obtain an additional margin when producing with their own fuel, only if the gas purchase price is lower than the price recognized by CAMMESA.

Under this resolution, the generators charge the variable production cost (CVP) according to the recognized prices in which CAMMESA is responsible for continuing to supply the other generators that do not buy their fuel.

Out of a total of 60 companies authorized to file a statement, 22 of them were registered, 6 of those correspond to Generation under 100% of SEE Resolution No. 19/17.

In December 2018, the authorities allowed the export of natural gas, establishing a new procedure to authorize exports. The surplus is generated from the availability of gas resulting from a higher production in Vaca Muerta.

The authorized exports were destined to Chile and Brazil, with a total volume of 479,250,000 m3, under interruptible conditions, and for the period up to June 2020 towards Chile and for approximately 600 MW of electricity to Brazil.

On February 28, 2019, SRR and ME Resolution No. 1/19 replaced SEE Resolution No. 19/2017 which established the guidelines for the remuneration of existing power plants.

Due to delays in many of the projects under contracts for new thermal generation included in SEE Resolution No. 287/2017, CAMMESA reported that given the moderate growth in demand and considering the existing equipment, as well as the confirmed income from renewable generation, the delay in the income from the above-mentioned projects does not affect the normal supply of demand, and represents economic savings for the system in the current context.

For this reason, on August 30, 2018, SRRyME Resolution No. 25/2019 was published, allowing and establishing guidelines for the awarded generators who wish to set a new commitment date for commercial qualification, to do so.

On September 12, an agreement was entered into between Enel Generación Costanera, Enel Generación El Chocón, Enel Trading and CAMMESA, which establishes that there are no pending issues to be claimed on Availability contracts and other financing contracts. This agreement provides the aforementioned companies with the following benefits: for Costanera the risk of penalties, interest contingencies and the waiver of future tariffs (provided in the agreements) were eliminated. In addition, this agreement allows to collect receivables from Enel Generación El Chocón and Enel Trading assigned to Enel Generación Costanera in the transaction.

In September 2019, nearly 50 of the 88 projects approved during the second round of the RenovAr program were in a situation of virtual paralysis, due, among other things, to difficulties for successful bidders in securing appropriate financing and guarantees. For this reason, on September 11, the Deputy secretary of Renewable Energy and Energy Efficiency, Sebastián Kind, sent a note to CAMMESA instructing the temporary suspension of injunctions for failure to meet the scheduled dates for work progress established on the renewable energy supply contracts. For various reasons, the Deputy Secretary had to send a note, after a little less than 30 days, repealing all the instructions in the first note.

In December 2019, through Resolution No. 12/2019, the new government decided to repeal Resolution No. 70 of 2018 of the prior Secretariat of Government of Energy of the former Ministry of Finance, which allowed companies to manage their own fuel supply, leaving CAMMESA in charge again.

On February 27, 2020, the Department of Energy published Resolution SE 31/2020, which replaced SRRyME Resolution No. 1/2019, effective from February 1, 2020. Under this Resolution, remuneration prices are subject to pesification remuneration are at the exchange rate of ARS 60 = US$ 1 and established the update of values in Argentinean pesos. Resolution SE 31/2020 defines minimum power remuneration for technology and scale according to real availability, and additionally for thermal units the possibility of offering commitments on availability with equal differential remuneration for all technologies. CAMMESA will enable the thermal generator to file a statement up to 30 days before the beginning of each quarterly period the firm power value to be committed by each unit, differentiating by summer, winter and remainder (adjustments can be made in the same period). The remuneration that a unit with power commitment will receive will be proportional to its compliance, and the minimum value is calculated based on the minimum price. The power remuneration will be affected depending on the usage factor of thermal generation equipment.

In April 2020, through a note from the Secreatriat of Energy in relation to the transactional Updating Factor, CAMMESA was instructed to postpone until a new decision, the application of Appendix VI – Updating of values denominated in Argentinian pesos, of SECRETARIAT OF ENERGY Resolution No 31/2020.

In June 2020, the Secretary of Energy instructed through a note the temporary suspension of the calculation of deadlines in the framework for the execution of the contracts from the RenovAr Programs (Rounds 1, 1.5, 2 and 3), Resolution former SE Resolution 712/2009, former MEyM Resolution No. 202/2016 and former SEE Resolution No. 287/2017 and of the projects in the framework of the former MEyM Resolution No.281/2017. The instruction will only be applicable to the projects that had not been commercially enabled at the beginning of the term of the suspension instructed herein (i.e., from March 12, 2020 to September 12, 2020, inclusive).

Through Decree 732 dated September 4, 2020, the Secretariat of Energy became part of the Ministry of Economy.

The generating companies of the Group are making observations on the clearings (economic transaction document) corresponding to March, April, May, June, July and August 2020, due to non-application of the inflation adjustments foreseen for all generation. In addition, formal complaints were filed with the Secretriat of Energy for El Chocón and Central Costanera power plants.

Brazil

The legislation in Brazil allows the participation of private equity in the electricity sector, upholds free competition among companies in electricity generation and transmission, and defines criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in free competition.

In relation to the indicative plans made by authorities based on the contract requirements stated by distribution companies, the Ministry of Energy is involved in the expansion of the electricity system, both setting capacity quotas by technology and, promoting separate tender processes for thermal, hydraulic or renewable energies, or directly holding tender processes for specific projects. In addition the operation is centrally where an independent operator (National System Operator “ONS” in its Portuguese acronym) coordinates centralized load dispatch based on variable production costs and seeks to ensure the supply of demand at minimum cost for the system. The spot market price is denominated Difference Settlement Price (PLD).

Generation companies are entitled to sell their energy on the regulated or unregulated market through contracts, and trade their surpluses or deficits on the spot market. The unregulated market is aimed at significant users, with a limit of 2000 kW if they buy energy from any source or 500 kW if they buy Non-Conventional Renewable Energy (NCRE) *(this limit changed to 2,500 kW from July 1, 2019, and to 2,000 kW from January 1, 2020 and will change to 1,500 kW, 1,000kW and 500kW, respectively from January 1, 2021, 2022 and 2023).

In the unregulated market, suppliers and their clients directly negotiate energy purchase conditions. In the regulated market, where distribution companies operate, the energy purchase must be performed through a bidding process instead, which is coordinated by the National Electricity Agency (“ANEEL” in its Portuguese acronym). Accordingly, the regulated purchase price used in the determination of tariffs for end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy consider long-term generation contracts in which new generation projects must address the growth of demand foreseen by distributors. The open bids for existing energy consider shorter contractual terms and are intended to address the distributors’ contractual requirements needs arising from maturity date of prior contracts. Each bidding process is centrally coordinated, Where ANEEL establishes maximum prices and, as a result, contracts where all distributors involved in the process buy pro rata from each offering generator are entered to.

These regulatory mechanisms ensure the creation of regulatory assets/liabilities, whose tariff adjustment for eventual deficits will be made from in the subsequent tariff adjustments (March 15 for Enel Distribución Río S.A. (formerly Ampla) April 22 for Enel Distribución Ceará S.A. (formerly Coelce). July 4, for Enel Distribución São Paulo (formerly Eletropaulo) and October 22 for Enel Distribución Goiás). This mechanism has existed since 2001, and is called the Compensation Clearing Account - Part A ( “CVA”), for its Portuguese acronym) which is aimed to maintain consistent operating margins for the dealer by allowing tariff revenue from costs of Part A.

The CVA helps maintain stability in the market and enables the creation of deferred costs, which is compensated through tariff adjustments based on the fees require to offset deficits from the previous year.

In December 2014, Brazilian distributors entered into an addendum to the concession contract f, which allows these regulatory assets (CVA’s and others) to be included in assets subject to compensation at the end of the concession, if the compensation through tariffs is not possible over time,. Accordingly, the recognition for these regulatory assets is allowed under IFRS (see Note 3.d.1).

Brazil experienced severe drought conditions throughout 2014. In November 2014, the system reached the maximum risk of energy rationing. The average reservoir levels were 1% below the last rationing. However, the government stated that there was no risk in the supply.

The government created the ACR account to cover the additional energy costs through bank loans to be paid within two years through the tariff. Distributors had used approximately BRL18,000 million from the ACR account by December 31, 2014. However, this was not sufficient to cover the deficit shortfall. In March 2015, a new loan was approved for the ACR account to cover the deficit of November and December 2014. In addition, an extension in the payment term was approved for all loans, which currently will have to be paid in 54 months from November 2015. Payments on the ACR account ended in September 2019, and the remaining fund balance was credited to distributors in October 2019.

In January 2015, based on the mismatches between the costs recognized in tariffs and actual costs other than those related to operations of distribution entities, and increased by costs from inherent drought conditions, ANEEL began the application of a Pricing System known as “Tariffs Flags” of additional monthly charges over the tariff to the customers, provided that the marginal cost of the system is higher than the regulatory standard. The purpose of ANEEL is to indicate the customers the generating cost of the following month, and paying in advance to the distribution companies an amount that would only be available in the next tariff adjustment process.

The Tariff Flags System is formed three levels of colored flags: Red, Yellow and Green:

From January 2015 until the reporting date of these financial statements, the supplemental values of the flags have been changing based on new expectations of future generation costs. The values currently used (since November 2019) for the flags are:

•	Green flag rate: Favorable generation conditions
•	Yellow flag rate: BRL1,343per 100 (kWh)
•	Red flag rate - level 1: BRL4,169 per 100 (kWh)
•	Red flag rate - level 2: BRL6,243 per 100 (kWh)

In conclusion, under this tariff system the generation cost that is currently transferred to the customer only once a year (when the annual tariff adjustment is performed), will have a variation on a monthly basis and the customer will be able to better manage its electricity consumption. Accordingly, the consumers will notice a lower adjustment to their tariffs, since they are already paying a higher tariff value during the month. Summarizing, the Flags System established by ANEEL, precisely states the real cost of energy generated, which allows consumers to consciously use electric energy.

Energy tenders

Regarding energy tenders under regulated regime, the Brazilian Government performs several tenders each year in order to recompose the energy bid.

Given the measures to address coronavirus, the tenders in 2020 were postponed and a future date has not yet been defined, based on Ordinance No. 134/2020 issued by the Ministry of Mining and Energy.

ENEL Brazil is currently building installed capacity of 2,158 MW in solar and windfarm projects, which energy was negotiated both in the regulated and unregulated market , through auctions held in 2017: Auction A-4 with energy from solar power projects (solar farms in Complexo São Gonçalo ) and Auction A-6 with energy from wind power projects (windfarms in Complexo Lagoa dos Ventos and Complexo Morro do Chapéu).

Energy exports

On June 2, 2020, Enel Green Power Cachoeira Dourada S.A. (CDSA) was authorized to export electricity to Argentina and Uruguay, as per MME Ordinance No. 226/2020. The authorization will be effective until December 31, 2022.

Energy sales

On April 17, Enel Trading Brasil S.A. (Enel Trading) a Company from the Group established for energy sales, was authorized to act as an Electric Energy Commercialization Agent in Brazil.

Distributed Generation

General features

Regulatory REN Resolution No. 482/2012 regulated the connection of distributed generation systems to consumers connected to the distribution network, as well as to the Electricity Compensation System (SCEE), through which the energy pumped by the Distributed Generation systems is offset in the consumer's energy bill under this system.

The review of Regulatory Resolution No. 482/2012, established in 2015, through Regulatory Resolution No. 687/2015, included the possibility of “virtual net metering”, by which the distributed generation system can be installed in another consumption unit linked to the same unit owner, where there is actual consumption. This change created a great incentive for investments in Distributed Generation, since it increased the market share of companies that created products for sale to consumers, allowing them to enjoy the benefits created by Resolution No. 482/12. The Resolution No. 687/2015 added Article 15 to Regulatory Resolution No 482/2012, which defined the need to review the standard through December 31, 2019, ensuring regulatory predictability.

Definitions of Distributed Generation

Distributed generation allows the use of any source of renewable energy and qualified co-generation. The term distributed micro-generation refers to power plants with an installed power capacity of up to 75 kilowatts (kW) and distributed mini-generation refers to power plants with higher than 75 kW and less than or equal to 5 MW, which are connected to the distribution network through the consumption units installation.. The regulation prohibits power stations from qualifying as distributed microgeneration when they have been subject to registration, concession, permission or authorization, or have: (i) begun commercial operation; (ii) transferred their electric energy to a distribution concessionary or permission holder, where the distributor has to identify those cases.

The regulation establishes that if the volume of energy generated in a particular month is higher than the energy consumed in that period, the consumer obtains credits that can be used to reduce the invoice of the subsequent months. The effective period for energy credits is 60 months, and they can be applied to the consumption of units of the same owner located in other place, as long as the service area is from the same distributor. This type of use for credits is referred to as “remote auto-consumption”.

The regulation refers to the possibility to install distributed generation in condominiums (companies with multiples consumption units). Under this feature, the energy generated can be distributed in specific percentages defined by the consumers. Furthermore, there is the “shared generation” scheme which allows different willing parties to join a consortium or cooperative, install small generation equipment, and use the energy generated to reduce the invoices of all members of the consortium or cooperative.

Changes expected in Resolution No. 482/2012

The Electricity Compensation System, established by Regulatory Resolution No. 482/12 presents diversions in the remuneration of the distribution and transmission infrastructure, as well as in charges, by consumers who have a Distributed Generation system. These diversions affect the remuneration of the distributors’ investment and also the energy rate of other consumers in the concession area, who do not have distributed generation installed.

Accordingly, in May 2018 and January 2019 the Regulatory Agency (ANEEL) made a Public Consultation, (CP 10/2018) and Public Hearing (AP 001/2019), respectively, to discuss the improvement of the rules applicable to distributed micro and mini-generation, where it sought to evaluate alternatives for the energy compensation system, in order to reduce the loss on reception of distributors and the tariff impact on consumers without distributed generation.

As a completion of the public participation process for the change in the Regulation, ANEEL made the Public Consultation (CP 025/2019) in October 2019 to obtain contributions for the proposed review of Regulatory Resolution No. 482/2012, specifically in the wording of the Resolution. The decision regarding the change has not yet been published, but the definition forecast is expected to be available in the first semester of 2021.

Tariff Review of Enel Distribución Rio (2018)

On March 13, 2018, ANEEL approved the provisional result of the Fourth Periodic Tariff Review of Enel Distribución Rio, starting from February 15, 2018, which was consolidated upon evaluation of the contributions made in the Public Hearing No. 078/2017.

The result leads to an average effect for consumers of 21.04%, and 19.94% for consumers connected to High Voltage – HV, and 21.46% for those connected to Low Voltage – LV. It established the T component of X Factor at 0.00% and technical losses at 9.1%.

Tariff Adjustment of Enel Distribución Ceará S.A. (2018)

On April 17, 2018, ANEEL approved the result of the adjustment of Enel Distribución Ceará, starting from April 22, 2018.

The result leads to an average effect for consumers of 4.96%, and 7.96% for consumers connected to High Voltage – HV and 3.8% for those connected to Low Voltage – LV.

Adjustment of Enel CIEN (2018)

Resolution No. 2408, dated October 22, 2018, established the permitted annual revenue (RAP) for public service concessionaries of electric energy transmission, for the availability of the transmission facilities under their responsibility.

The values for Enel CIEN are: Garabi I (RAP: R$172,667,795.35 and adjusted PA: R$6,579,727.76) and Garabi II (RAP: R$179,367,079,58 and adjusted PA: R$6,834,803.35).

Tariff Adjustment of Enel Distribución São Paulo (2018)

On July 4, 2018, ANEEL approved the tariffs applicable for consumers. The result of this process was a tariff adjustment index of +16.4%, composed of an economic adjustment of +10.5% and a financial adjustment of +5.9%. Upon removal of the financial adjustment of the previous year (0.6%), the average effect for the consumer was +15.8%, being larger for consumers connected to High Voltage (+17.7%) whereas for those connected to Low Voltage recorded a low increase of 15.1%.

Tariff Adjustment of Enel Distribución Goiás S.A. (2018)

On October 16, 2018, ANEEL approved the result of the review of Enel Distribución Goiás, starting from April 22, 2018.

The result leads to an average effect for consumers of 18.54%, with 26.52% for consumers connected to High Voltage - HV and 15.31% for those connected to Low Voltage – LV.

Electric Vehicles Charging

Through Regulatory Resolution No. 819 of 2018, ANEEL established the procedures for electric vehicle charging activities.

The distributor may, at its discretion, install charging stations in its concession area intended for the public charging of electric vehicles, which must be classified in the subcategory electric vehicle charging station of the own consumption category (Tariffs for Group A – medium voltage and high voltage or Tariff B3 – low voltage).

In the event that income is recorded for the distributor’s charging station, this may be established at freely negotiated prices, applying the procedures and conditions to the activity for the provision of supplementary activities, under the terms of Resolution No. 581/2013 (partial reversion to reasonable tariffs and separate recognition).

The provision of electric vehicle charging activities by the distributor is at its own risk, and the assets that compose the infrastructure of the charging stations will not be part of its asset base.

The charging of electric vehicles other than the consumer unit owner’s is allowed, even for commercial exploitation purposes at freely negotiated prices.

The installation of the charging station shall be notified in advance to the distributor, in the event that the installation requires to create or alter the consumer unit.

Information from the charging stations shall be sent by the distributor to ANEEL every six months on a consolidated basis (January and July).

In the event that it is necessary to adapt the electricity network and metering system, the costs will follow under the criteria set forth in the regulations in force;

Any interested consumer may register along with ANEEL, using their own form, a charging station in their own consumer unit.

Public charging equipment shall be compatible with open protocols in the public domain for communication and remote supervision and control.

Electric vehicle charging equipment shall comply with the regulations and standards established by the distributor, as well as other applicable standards issued by the competent official bodies, including ANEEL’s regulations;

The pump of electric energy into the distribution network from electric vehicles is prohibited, as well as the participation in the Energy Compensation System under Resolution No. 482.

The rules on compensation for electrical damage are fully applied to electric vehicle charging installations, and the distributor may establish specific electrical safety standards for installations (only low voltage).

Enel Generación Fortaleza

Central Generadora Termoeléctrica Fortaleza (CGTF), a natural gas-powered thermoelectric plant belonging to the Enel Group in Brazil, had a controversy with Petrobras, the power plant’s gas supplier. The thermoelectric plant ensured its fuel supply under liminal court decisions, due to the unilateral termination of the supply contract by Petrobras. The plant was built under the guidelines of Thermoelectric Priority Program (PPT), a government program established during water scarcity and energy rationing period that occurred in the country in 2001 that aimed to stimulate the construction of thermoelectric plants in the system. Accordingly, the government secured the financing of the projects by BNDES, as well as the supply of fuel by Petrobras for up to 20 years. The adjustment formula for the gas price of fuel contracts was regulated and defined through Interministerial Ordinance published by the Ministry of Mining and Energy and the Ministry of Economy.

In this context, Enel Brasil filed a lawsuit against Petrobras in order to reestablish the gas supply to the power plant, claiming that Petrobras could not unilaterally terminate the contract once it was guaranteed by the Union through the government’s PPT program. Enel Brasil obtained a mandate that determined Petrobras’ gas supply for the power plant, which was rejected on July 2, 2018. Enel Brasil appealed the decision and in the judicial instance, the Special Court of the Federal Regional Court (TRF) has granted a new mandate to force Petrobras to return the gas supply to CGTF under the conditions of the contract entered into in accordance with PPT. On December 11, 2018, Petrobras was notified of the decision, which will be effective until judgment of the request to terminate all existing legal proceedings which, by common interest, the parties will file on August 31, 2020.

Proposal for a solution to the short-term lack of market liquidity

Brazil has been a short-term illiquid market since 2015, the year in which several legal limits were granted to hydro generators for their assumption of non-hydrological risks. This is because the thermal dispatch performed outside the cost merit order, the import of energy without physical guarantee and the impact of the structuring power plants (Belo Monte, Jirau and Santo Antônio power plants) displaced their generation and exposed them to the short-term market under non-manageable factors unrelated to hydrological risk. Accordingly, the hydro generators would be exempted to pay their debts in the short-term market, which currently amounts to R$8 billion and represents about 70% of the total amount recognized of the market.

After the publication of Law No. 14.052/2020 on September 8, 2020, which establishes new conditions for renegotiating the hydrological risk, ANEEL opened a public consultation to regulate the compensation of non-hydrological risks assumed by hydropower plants during the period 2013 through the date. The term to submit contributions ends on October 23, 2020 and, after the publication of a Regulatory Resolution, the agents will know the individual economic compensation per power plant and the related extension term of their concession, which is limited to 7 years. Considering this information, and subject to the waiver of legal proceedings and payment of their debts through the present date sustained by precautionary measures, the agents will be able to enter into the contract with ANEEL within 60 days after becoming aware of the results.

Regulatory Resolution No. 823/2018 - Land regularization

Starting from January 1, 2019, the electricity distribution companies are no longer responsible for the investments required for construction of basic infrastructure works of the electricity distribution networks for land regularization and compliance with projects of multiple consumption units. Accordingly, the energy distributors ceased to make mandatory investments, benefitting their cash flow.

Office No. 18 of January 4, 2019

ANEEL, under its regulatory attributions, received the preliminary legal decision determining the suspension of paragraph II of Article No. 113 of Regulatory Resolution No. 414/2010, ordering that, when a billing error occurs for reasons attributable to the distributor, the return deadline to consumers will be 10 years instead of 36 months, as determined by the resolution.

Tariff adjustment of Enel Distribución Rio 2019

Enel Distribución Rio’s tariff review was provisionally approved on March 13, 2018, according to Resolution No. 2.377, when tariffs were adjusted to 21.04%.

At that time, the values of the Regulatory Remuneration Base (RRB) and the history of non-technical losses from 2019 to 2022 were provisional.

The final calculation of these issues occurred in the Tariff Adjustment of 2019, based on the final calculation of the remuneration basis, R$20,052,539.92 were added to Plot B and the difference between the amount approved in 2018 and the final value of 2019 resulted in R$21,819,141.88, at the price of March 2019, included as financing items in the Tariffs Adjustment (RTA) of 2019.

The following values were defined for non-technical losses: 19.80% (for 2019), 19.39% (for 2020), 18.98% (for 2021) and 18.57% (for 2022).

The tariff adjustment of Enel Distribución Rio was approved by ANEEL on March 12, 2019, with an average effect for consumers of 9.70%, with 9.72% for low voltage consumers and 9.65% for medium and high voltage customers.

This adjustment was effective from March 15, 2019 through March 31, 2019.

ANEEL authorizes CCEE to reach agreement with banks for payment of ACR account

ANEEL authorized the Chamber of Marketing of Electric Energy (CCEE) to reach an agreement with a group of eight banks to anticipate the approval of the management of the so-called ACR account. The measure will withdraw R$8.4 billion from electricity tariffs until 2020 and allow an average change in tariff adjustments of 3.7% in 2019 and 1.2% in 2020.

The ACR account was a mechanism for transferring resources to distributors to cover costs related to involuntary exposure in the short-term market and the dispatch of thermoelectric plants between February and December 2014. In order to support the account, CCEE was authorized to contract credit operations with banks, compensated by consumers from November 2015, through the collection of a charge under the electricity tariff until April 2020.

ANEEL incorporated the effects of the agreement into the tariffs of the companies which adjustments were made between December 2018 and March 2019 through an extraordinary tariff review: Cepisa, Ceron, Electroacre, Energisa Borborema, Light, and Enel Distribución Rio).

Extraordinary Tariff Review of Enel Distribución Rio

The extraordinary review was necessary due to the decision of ANEEL’s Board of Directors on March 20, 2019, which authorized CCEE to reach the agreement with the group of eight banks to anticipate the payment of the so-called CDE Conta- ACR by September 2019.

This decision was reflected in Enel Distribución Rio’s tariff, which was 7.59% (average for all consumers). For low-voltage consumers, the adjustment changed the increase from 9.72% to 7.49%, and for medium- and high-voltage customers, the approved rate changed from 9.65% to 7.89%.

The review will be applied from April 1, 2019 to March 14, 2020.

ANEEL Regulatory Resolution No. 843/2019

On April 5, 2019, ANEEL approved new criteria and procedures for the preparation of the Monthly Energy Transaction Program - PMO and for the generation of the Differences Settlement Price – PLD. This repealed the only paragraph of Article No. 4 of ANEEL Resolution No. 290, dated August 3, 2000, and also repealed ANEEL Resolution No. 402, dated September 21. 2001, ANEEL Resolution No. 282, dated January 10, 2007, ANEEL Resolution No. 440, dated July 5, 2011, ANEEL Resolution No. 476, dated March 13, 2012, ANEEL Resolution No. 477, dated March 13, 2012, and ANEEL Resolution No. 799, dated December 19, 2017.

Tariff Review of Enel Distribución Ceará 2019)

On April 18, 2019, ANEEL approved the result of the fifth periodic tariff review of Enel Distribución Ceará, effective from April 22, 2019, and was consolidated through the contributions submitted at the Public Hearing No. 004/19.

The result leads to an average effect on consumer rates of 8.22%, which is 7.87% for high-voltage consumers and 8.35% for low- voltage consumers. The T component of X the Factor was corrected by 1.17%, recording technical losses of 9.52% in injected energy and non-technical losses of 7.56% in the low-voltage market.

Adjustment of Enel CIEN (2019)

Resolution No. 2,565, dated June 25, 2019, established the annual income allowed (RAP) for the public service concessionaires of electric power transmission due to the availability of transmission facilities under their responsibility.

The values of Enel CIEN are: Garabi I (RAP: R$B180,711,108.53 and PA: R$ -6,391,867.71) and Garabi II (RAP: R$187,722,462.73 and PA: R$ -6,662,275.47).

On July 19, 2019, Enel Cien’s Asset Evaluation Report was delivered to ANEEL for the review of RAP. This document will be audited by the regulator, not yet defined date, and will establish new tariffs through July 2020.

ANEEL Regulatory Resolution No. 847/2019

On July 4, 2019, ANEEL revoked the regulatory resolution No. 709 dated April 5, 2016 on provisions related to the development of operational and holding activities by the concessionaires of public services for energy transmission.

ANEEL Regulatory Resolution No. 849/2019

On July 8, 2019, ANEEL modified Article No. 1 of the Regulatory Resolution No. 792, dated November 28, 2017, extending the Pilot Program of Response to the Demand for 6 months.

ANEEL Regulatory Resolution No. 853/2019

On August 16, 2019, ANEEL established the provisions related to the quality of the public services for energy transmission, associated with the availability and operating capacity of the Transmission Functions - FT Converter; this modifies the ANEEL Regulatory Resolution No. 729, dated June 28, 2016, ANEEL Regulatory Resolution No. 191, dated December 12, 2005, and ANEEL Regulatory Resolution No. 669, dated July 14, 2015. The new rules become effective starting from January 1, 2020

ANEEL Regulatory Resolution No. 854/2019

On August 16, 2019, ANEEL modified Article No. 24 of Regulatory Resolution No. 414/2010, reducing the period of hours to be considered for the daily consumption of electricity for public lighting or lighting of internal roads in condominiums.

ANEEL Regulatory Resolution No. 863/2019

On December 3, 2019, ANEEL implemented improvements in the measurement and reading procedures for accesses connected to the distribution. The changes are intended to align the requirements and measurement rules applicable to the unregulated and regulated markets to facilitate the migration of consumers from one regime to another, such as medium and high voltage consumer billing (Group A) considering the calendar month, as it was already done for consumers in the unregulated market. In addition, the new rule allows self-reading of the energy meter for all consumers in Group B, as rural consumers do. Accordingly, the ANNEL’s Board of Directors cited the approval of the self-reading pilot project of Enel São Paulo.

ANEEL Regulatory Resolution No. 868/2019

On December 23, 2019, ANEEL changed the percentages of tariff reduction benefits applicable to rural consumers. The application of the new percentage of subsidies in each year has to be done after the approval of the related adjustments or review procedures of ordinary tariffs of each distributor.

Tariff Review of Enel Distribution São Paulo (2019)

On July 2, 2019, ANEEL approved the result of the Fifth Periodic Tariff Review of Enel Distribución Sao Paulo, starting from July 4, 2019, which was consolidated after the evaluation of the contributions submitted at the Public Hearing No. 011/2019

The result is an average effect on consumers rates of 7.03%, with 8.46% for high-voltage consumers and 6.48% for low-voltage consumers.

During the review, the parameters that will be effective for 4 years were established, until the next review in 2023. Such parameters are: technical and non-technical losses (commercial), RAB, operating costs, doubtful accounts and X Factor (productivity and regulatory operating costs).

Tariff Adjustment of Enel Distribución Goiás S.A. (2019)

On October 22, 2019, ANEEL approved the result of the adjustment of Enel Distribuición Goiás, starting from October 22, 2019. The average effect on consumer rates is -3.90% and consisted of (i) an economic adjustment of -4.42%, with -5.18% on Plot A and +0.76% on Plot B, and (ii) financial components of +6.25% discounting the financial components considered in the last tariff process quantified at 5.73%.

The result leads to an average effect on consumers of -3.90%, with -2.89% for high-voltage consumers” and -4.32% for low-voltage consumers.

Tariff Adjustment of Enel Distribución Rio (2020)

On March 10, 2020, ANEEL approved the result of the adjustment of Enel Distribución Rio, starting from March 15, 2020.

The result leads to an average effect on consumers of +2.71%, with +3.38% for high-voltage consumers and +2.48% for low-voltage consumers.

Tariff Adjustment of Enel Distribución Ceará 2020

On April 14, 2020, ANEEL approved the tariff adjustment of Enel Ceará, with an average effect of 3.94% on end consumers. The regulator entity postponed the tariff increases for the next three months, as a response to the economic emergency created by the COVID-19 crisis and for the purpose of protecting captive customers. The tariffs will be fixed until June 30, 2020 and will be adjusted on July 1, 2020.

It should be noted that the loss of revenue due to the non-application of the new tariffs in the mentioned period will be compensated with a delay in the payment of the CDE installments, for May, June and July 2020. Those payments will be duly adjusted by the Selic rate and recomposed to the CDE fund for Enel Ceará in up to 5 equal installments starting from August 2020. Lastly, the difference in revenue between the approved tariff and extended tariff will be adjusted by the market occurring up to June 30, 2020 and considered in the subsequent tariff process.

CIEN Designation

On June 19, the Ministry of Mining and Energy published ordinance No. 255, which establishes that Enel CIEN by official designation will continue operating the facilities of Garabi 1 until a new operator is designated through a tender process, probably starting from August 2022. Until that date, Enel CIEN will receive annual revenue (RAP) calculated based on current criteria and methodology.

Tariff Review of Enel Cien (2019)

Through Regulatory Resolution No. 2700, dated June 23, 2020, ANEEL approved the final result of the tariff review of Enel Cien, relating to 2019, which was provisory.

The new permitted annual revenue will become effective retroactively from July 1, 2019 and will still be updated upon tariff adjustment of 2020.

The values for Enel CIEN are: Garabi I (RAP: R$ 145,870,451.38) and Garabi II (RAP: R$ 175,884,264.79).

Tariff Adjustment of Enel Distribución São Paulo (2020)

On June 30, 2020, ANEEL approved the tariff adjustment of Enel São Paulo, with an average effect of 4.23% on end consumers, with 6.00% average, for high-voltage consumers and 3.58% for low-voltage consumers.

It should be noted that the adjustment already considered the effects due to anticipation of the COVID-19 account, thus reducing a greater increase in tariffs for the consumer, which without such resource would be 12.22%.

Tariff Adjustment of Enel CIEN (2020)

Resolution No. 2.725, dated July 14, 2020, established the permitted annual revenue (RAP) for public service concessionaries for energy transmission, due to availability of the transmission facilities under their responsibility.

The values for Enel CIEN are: Garabi I (RAP: R$148,620,461.29 and PA: R$-34,591,321.34) and Garabi II (RAP: R$179,251,086.59 and PA: R$-12,198,352.85).

ANEEL Regulatory Resolution No. 874/2020

On March 10, 2020, ANEEL approved the new methodology for the calculation and frequency for updating the remuneration rate of regulatory capital (WACC) used to review the tariff or revenue of electric energy distributors, transmitters and generators.

The WACC will be updated and published annually by ANEEL. Each year the current rate will be applied in the review processes performed during that year. Accordingly, Enel Distribución Sao Paulo, Enel Distribución Goias, Enel Distribución Rio and Enel Distribución Ceará will only know the WACC in 2023, which will be applied for their new tariff review. It should be noted that ANEEL also defined the WACC for transmitters that should have performed their Tariff Review in 2019, but was postponed until 2020 (in the case of Enel Cien). The approved WAC is 7.39% for these companies.

The new methodology prioritizes the use of Brazilian market data, presents an additional risk premium for the distribution segment and the cost of equity capital is obtained for the average of the five-year period.

ANEEL Regulatory Resolution No. 877/2020

On March 17, 2020, ANEEL approved the methodological review of the Xp Factor associated with productivity (Pd component), applicable to distributors from April 1, 2020. The purpose of the new methodology is to reflect the recent history of productivity gains and cyclical market variances.

For companies whose concession contracts have not been extended, the value of the Xp factor is established in the tariff review, recording no subsequent tariff adjustments. Accordingly, for Enel Distribución Sao Paulo and Enel Distribución Ceará, the adjustment of the Xp factor will only be applied in 2023. In case that distributors with a new contract (Enel Distribución Goiás and Enel Distribución Rio), the value of the component is calculated in the annual tariff adjustments, based on current data.

ANEEL Regulatory Resolution No. 878/2020

During 90 days (from March 24, 2020), this regulatory resolution established measures to preserve the provision of electricity distribution public service due to the public emergency related to the COVID-19 pandemic, which include: prohibiting the suspension of supply according to consumption units – residential customers from urban and rural areas - allowing the suspension of delivery of the monthly printed invoice to consumers, replacing it with electronic invoices or bar codes, prioritizing emergency services and those destined to attend to essential services, among various other measures, to contribute to social isolation actions and prioritize the continuous and reliable supply of electric energy.

Federal Government Provisional Measure No. 950/2020

This measure is intended to increase the discount of the Social Tariff for consumers to 100% t with billing of up to 220 KW / month, destining CDE resources for this coverage, and allow financial resources to be assumed by CDE in order to face the impact on the electrical sector as a result of the COVID-19 pandemic.

ANEEL Dispatch No. 986/2020

The difference in Spot prices in 2019 brought CCEE to an amount of R$ 2 billion. On April 7, ANEEL approved the transfer of this surplus to free consumers (R$ 500 billion) and distributors (R$ 1.4 billion) for future costs of ancillary service charges and operation restrictions.

Reduction of Transmission Charges

As a measure to provide liquidity to the Electrical Sector due to the effects of COVID-19, on April 20, 2020, ANEEL approved measures to facilitate the payment of transmission charges by distributors and free consumers.

The main measure was the anticipation of the financial effects of the Adjustment Fraction (“Parcela de Ajuste”) for April, May and June 2020. The immediate effect is R$ 144 million on discounts to charges for the use of the transmission system by distribution companies (90%) and free consumers (10%), recording similar discounts in May and June.

Decree No. 10.350/2020

On May 18, 2020, the government published a Decree that regulated the COVID-19 account, a sector rescue loan to distribution companies in response to the COVID-19 pandemic.

The COVID-19 account consists of a loan obtained from a group of public and private banks, destined to preserve the liquidity of companies from the sector and, at the same time, alleviate the impacts of the crisis affecting the consumers.

ANEEL established specific quotas in the CDE to amortize the contracted operations, with the creation of an additional rate charge (CDE Covid), which will be included in the 2021 rate adjustments, and will remain in the rates until the loan is fully amortized.

It is worth noting that until the end of 2020 ANEEL will discuss in public consultation the distribution of financial charges of the COVID Account between distributors and consumers.

ANEEL Dispatch No. 1.511/2020

Due to the COVID-19 pandemic, on June 1, 2020 ANEEL suspended, in an exceptional and temporary manner, the application of the Tariff Flags system, until December 31, 2020.

ANEEL Regulatory Resolution No. 885/2020

Regulatory Resolution No. 885/220 was published on June 23, 2020, which regulates Decree No. 10.350/20 and established (i) the cost structure of the COVID-19 account, (ii) the conditions for transferring funds, (iii) the manner in which the account is managed, (iv) the structure of charges for amortization of financial transactions, (v) the settlement of credit transactions, (vi) clauses regulating the acceptance term for the decree provisions, and (vii) limits to the collection of funds by the Distribution Companies, for a total amount of R$ 16 billion.

ANEEL Regulatory Resolution No. 888/2020

Regulatory Resolution No 888/2020, was published on July 9, 2020, and regulates the electricity supply conditions for the public lighting service.

Electricity distribution companies will no longer be able to charge for collecting the municipal tax (COSIP) after the next tariff review. Until then, the charge is limited to 1%.

In addition, it will be necessary to compensate the transgression of indicators, discount periods of interruption in the supply in consumption billing for public lighting, and exclusive circuit measurement must be installed.

ANEEL Regulatory Resolution No. 889/2020

Regulatory Resolution No. 889/220 changes the regulatory provisions on the responsibility for implementing social interest electrical infrastructure.

The Government is responsible for financing or executing the work for implementing essential infrastructure related to the internal distribution network and implementation of the work that connects social interest housing and, if not, must formally and justifiably notify the distribution company to perform such work and incorporate this infrastructure in its property, plant and equipment.

Federal Government Provisional Measure No. 988/2020

On September 1, the Federal Government entered into a contract to establish a Provisional Measure with special measures to reduce tariffs in the pandemic period and also in the medium and long-term. The measure is effective for 120 days, once no impacts are recorded. It is expected that an Act containing the same information is enacted during the term of this measure.

ANEEL Dispatches No. 2177/20, 2353/2020 and 2640/20

The dispatches established the values of the resources of the Covid Account transferred to the distribution concessionaries, which were received in July, August and September.

ANEEL Dispatch No. 2.508/2020

Dispatch No. 2.508/20 approved the values for involuntary exposure and excess contracting of distribution agents for 2016 and 2017.

Colombia

In 1994, the Public Utility Act (Ley de Servicios Públicos Domiciliarios, Act 142) and the Electricity Act (Ley Eléctrica, Act 143) were issued, which established the general criteria and policies regulating the public utility service provision in Colombia, as well as the procedures and mechanisms for its regulation, monitor and oversight.

The Electricity Act make the constitutional approach viable, regulates the generation, transmission, distribution and sale of electricity, creates a market and competitive environment, strengthens the industry and delimit the government intervention. Considering the characteristics of each activity or business, general guidelines were established for the development of the regulatory framework, creation and implementation of the rules that would allow free competition in the power generation and sales industries, while the guidelines for the transmission and distribution industries were aimed to address these activities as monopolies, looking for competitive conditions if possible.

The main institution in the electricity sector is the Ministry Mining and Energy, which through the Mining Energy Planning Unit, (Unidad de Planeación Minero Energética, or UPME) develops the national Energy Plan and the Generation and Transmission Expansion Plan. The Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas or CREG) and the Public Service Superintendency (Superintendencia de Servicios Públicos, or SSPD) regulate and oversee, respectively, the companies in the industry. In addition, the Superintendency of Industry and Commerce is the national authority for free trade protection issues.

The electricity industry operates on the basis of electricity-selling companies and the large consumers are able to buy and sell energy through bilateral contracts or on a short-term energy exchange market, called the “energy exchange” that operates freely according to supply and demand conditions. In addition, there are two mechanisms to promote the expansion of the system: i) auctions of Firm Energy within a “Reliable Charge” scheme and ii) long-term auctions to enhance the Non-conventional Renewable Energy Sources (FRNCE). The market is operated and managed by XM, which is in charge of the National Dispatch Center (Centro Nacional de Despacho, CND), and the Manager of the Commercial Exchange System (Administrador del Sistema de Intercambios Comerciales, ASIC).

Act 1715 of 2014 was created, "By means of which the integration of non-conventional renewable energies into the National Energy System is regulated", which is also intended to promote the efficient management of energy, addressing both energy efficiency and the response to the demand. Such Act also promotes the development and use of non-conventional resources, mainly those of a renewable nature, in the national energy system, through their integration into the electricity market, their participation in non-interconnected areas and other energy uses as a necessary means for sustainable economic development, the reduction of greenhouse gas emissions, and the security of energy supply.

In 2019, the CREG established general rules of market behavior for agents performing activities of home utility services of electric power and fuel gas. CREG considers it is necessary to establish a regulatory framework that, in addition to the specific market rules and obligations, defines general rules of behavior that promote and allow further development of: free access to networks and facilities that are monopolies by nature, free choice of service providers and the possibility of user migration, transparency, neutrality, economic efficiency, free competition and the non-abuse of dominant positions.

Due to the worldwide and national situation caused by the COVID-19 pandemic, in March 2020 the National Government declared a State of Economic, Social and Ecological Emergency throughout the national territory and ordered the mandatory preventive lockdown of all the inhabitants of the territory; these measures have generated the issuance of different transitory standards and regulations by the MME, CREG and SSPD among others, which looks forward to guarantee the continuous and stable provision of public residential services and mitigate the economic and social effects in the electric energy and natural gas sectors.

The National Government has published the final documents containing the analysis and proposals of the “Energy Transformation Assignment which will be established in the sector route sheet, as a guide for the main transformations that will be adopted in the future.

This assignment was composed of 20 national and international experts and in January 2020, presented its recommendations to continue moving forward towards an efficient, reliable and sustainable electric energy service, for the benefit of users. The assignment also provides a series of proposals focusing on strengthening and modernizing the sector’s institutions and entities, and achieving greater coordination that allows them to address new challenges of the electricity sector. The assignment’s recommendations were socialized and made available for the agents of the sector for their review and comments, which were sent in February 2020.

Peru

The main legislations in the regulatory framework for power business in Peru are:

• Electricity Concessions Law (Decree Law No. 25.844) and its regulations (Executive Decree No. 09-93-EM).

• Law to Ensure Efficient Development of Electricity Generation (Law No. 28,832); and the amendments to Regulations, Executive Decree No. 019-2007-EM (Regulation of the Compensation Mechanism among the regulated users of the SEIN), Executive Decree No. 027-2007-EM (Regulation of Transmission), Executive Decree No. 052-2007-EM (Regulation of Bidding for Electricity Supply), Executive Decree No. 022-2009-EM (Regulation of Unregulated Electricity Users) and Executive Decree No. 026-2016-EM (Regulation of Electricity Wholesale Market.).

• Legislative Decree that promotes the generation using non-conventional renewable sources in Peru (Decree Law No. 1.002) and its Regulation (Executive Decree No. 050-2008-EM)).

• Legislative Decree that improves the regulation of electricity distribution to promote access to electrical energy in Peru (Decree Law No. 1.221) and its Regulations (Executive Decree No. 018-2016-EM).

• Legislative Decree that amends various standards within the electricity regulatory framework of Peru (Legislative Decree No. 1.041) and its Regulation (Executive Decree No. 001-2010-EM).

• Law that Enhances Energetic Security and Promotes Development of the Petrochemical Pole in the South of the Country (Law No. 29.970) and its Regulations (Executive Decree N° 038-2013-EM).

• Anti-Monopoly and Oligopoly Law of the Electricity Sector (Law No. 26.876) and its Regulations (Executive Decree No. 017-98-ITINCI).

• Law on Creation of the Oversight Regulatory Body for Investment in Energy and Mining (OSINERGMIN) (Law No. 26.734) and its Regulation (Executive Decree No. 054-2001-EM).

• Technical Standard of the Quality of the Electricity Services (Executive Decree No. 020-97-EM).

• Regulation for the Environmental Protection in the Electricity Activities (Executive Decree No. 014-2019-EM)

• Framework Law on Climate Change (Law No. 30,754).

Law No. 25.844 specifies that the Peruvian power sector is divided into three large segments: generation, transmission and distribution so that more than one activity cannot be performed by the same Company. The Peruvian power grid is made up of a single power grid called National Interconnected Grid (SEIN), in addition to a few isolated power grids.

According to the Law mentioned above, the operation of the generating companies will be subject to the provisions of the Economic Operation Committee of the National Interconnected System - COES, to coordinate their operation at minimum cost, guaranteeing the security of the supply of electrical energy and better use of the energy resources. The COES manages the transfers of power and energy between generating companies, considering the injections and withdrawals established in the contracts, and it sets a value on such transfers on a monthly basis, as well as also compensation for the owners of the transmission grids and compensation for other generating companies, according to the regulations established by OSINERGMIN.

The main purposes of Law No. 28.832 are to i) ensure the sufficiency of efficient electricity generation, which reduces the exposure of the electricity system to the price volatility and risk of rationing due to lack of energy; and ensures a competitive electricity rate for the consumer; ii) reduces administrative intervention in calculating generation prices through market solutions; and iii) promote effective competition in the generation market.

The main changes introduced by the Law are related to the participation in the short-term market of generation companies, distribution companies and unregulated large customers, including both distribution companies and unregulated customers as members of COES, modifying the structure of this agency. In addition, the bidding mechanism that must be followed by the electricity distribution companies in order to enter into electricity supply contracts with the generating companies aimed at supplying the public electricity service and optionally for the unregulated users was introduced.

Energy sales made by generators to distributors that are destined to public electricity service will be performed through tenders or bilateral contracts (with a regulated maximum price – Node price). The contracting mechanism through tenders is intended to establish a mechanism that encourages investments in new generating capacity through long-term electricity supply contracts and firm prices with distribution companies.

Through Executive Decree No. 026-2016-EMthe Wholesale Electricity Market Regulation (MME Regulation) was approved. The main aspects of the MME Regulation include: incorporation of the “MME” definition that is composed of the short-term market (“MCP”) and the mechanisms for allocation of complementary services, operating inflexibilities and allocation of congestion rents. The participants authorized to purchase in the MCP are: generators to comply with their supply contracts; distributors to comply with their unregulated users, up to 10% of the maximum demand; and large users to comply with up to 10% of their maximum demand. The COES will calculate the marginal energy costs and marginal congestion costs, will calculate a daily provisional valuation of transactions in the MME and the results will be available for the participants in the COES web portal. Congestion Rents will be allocated among the participants in accordance with what is established in the related Procedure. Participants must have payment guarantees for their obligations in the MME, and actions by the COES are also added in case of non-compliance with the payment obligations by a participant.

Legislative Decree No. 1.002 creates a promotional regime for non-conventional renewable sources of energy “RER”; through tenders for specific technologies with a mechanism of guaranteed revenue paid by the demand through a tariff charge in the connection fee. Its purpose is to incorporate up to 5% of the electrical power demand using renewable energy sources.

Legislative Decree No. 1.221 amends several articles of the Law on Electricity Concessions (Decree Law No. 25.844, mainly introducing the following changes in the distribution scope:

• The Ministry of Energy and Mining will determine a Technical Responsibility Zone for each distribution concessionary with the possibility to expand their current concession zone by taking over nearby rural areas, which works may be financed by the State and received by the concessionary companies with a recognition of actual audited operating and maintenance costs.

• It establishes the performance of studies and the setting of Value-Added Distribution (VAD) individually for each distribution concessionary providing services to more than 50,000 suppliers, according to the procedure set in the Regulations.

• Recognition of an additional charge for technological innovation projects previously approved by OSINERGMIN, equivalent to a maximum percentage of the annual revenue.

• Incentives to improve the quality of the service from the actual quality until the target value is achieved.

Through Executive Decree No. 018-2016-EM the Regulations of the Electricity Concessions Law is amended, which are mainly: the incorporation of the possibility to install supplies with intelligent metering owned by the distribution Company and its investment costs and operation and maintenance costs (O&M) will be considered in the VAD; the proposed Technical Responsibility Zones (ZRT) will be published; technological innovation projects will be included in the VAD and they will be compensated through a charge for power.

In addition, with respect to customers who may choose to belong to the regulated or unregulated market, Executive Decree No. 018-2016 maintained the following provisions:

• The range for customers who may choose to be regulated or unregulated fluctuated between 200 and 2500 kW.

• The condition change shall be notified to the current supplier at least one year in advance. The user must remain in the new condition for at least 3 years.

• Customers whose maximum demand is greater than 2,500 kW are necessarily unregulated customers.

Legislative Decree No.1.041 amended several articles of the Law on Electrical Concessions (Decree Law No. 25,844) and the Law to Ensure Efficient Development of Electrical Generation (Law No. 28.832).

Legislative Decree No. 1.041 was regulated through Executive Decree No. 001-2010-EM, which amends the electrical regulatory framework to dispatch natural gas and the remuneration of power and energy. In addition, a special remuneration regime was created for the cold reserve which would be tendered by PROINVERSION, to prevent any rationing due to a deficit in generation. Concerning the transmission regime, the payment responsibility of the rate base of the Guaranteed Transmission System was finally amended to assign it exclusively to the users.

Law No. 29.970 extends the guaranteed income mechanism of Law No. 27.133 to energy security projects and promotes the participation of State-owned companies in those projects. It creates a system of compensation for costs of natural gas in the north and south charged to the transmission usage charge. This law creates a subsidy mechanism to be paid for electrical demand to finance natural gas infrastructure (transportation, storage, support and others) and generation using natural gas, which results from the planning and awarding processes managed by the Government.

The Peruvian South Distribution Pipe Project (GSP) was tendered within this framework, which was a contract that terminated in February 2017 because the concessionary Company did not comply with the financial closing in the contractual term established.

Through Law No. 30.754, the Framework Law of Climate Change was enacted. Such Law is governed by the principles of Law No. 28.611, General Environmental Law; Law No. 28.245, Framework Law of the National Environmental Management System, the National Environmental Policy, and the United Nations’ Framework Convention on Climate Change. It will allow the Government to issue standards related to the development of RER generation, electric vehicles and sustainable investments consistent with the Paris Agreement.

Through Legislative Decree No. 1.394 the articles of the National Environmental Impact Assessment System Law (SEIA), and the Act of Incorporation of SENACE were amended. The objective is to strengthen the functioning of the competent authorities, in order to modernize and ensure a timely and efficient evaluation of environmental management instruments.

Through Legislative Decree No. 1.451 the article 122 of the Law of Electrical Concessions was amended, which defines the restriction criteria for vertical or horizontal integration in the sector. This amendment incorporates provisions for those cases of vertical integration that do not qualify as acts of concentration according to the related regulations.

The Regulations of the Electricity Wholesale Market were approved through Executive Decree No. 026-2016-EM and are expected to be effective from January 1, 2018 through Executive Decree No. 033-2017-EM.

Through Executive Decree No. 040-2017-EM articles 95 and 96 of the Regulations of the Law on Electricity Concessions were amended, which relate to the operation of the system in Exceptional Situations and with the information on the generating units provided by the agents that imply operating inflexibilities; article 7 of the Regulations of the Electricity Wholesale Market was amended, which is related to the allocation of costs for Operating inflexibilities, and the Sixteenth Final Provision of the Technical Standard of Quality of Electricity Services was amended, which is related to the fact that no sanctions and/or compensations are applied in Exceptional Situations.

Through Executive Decree No. 043-2017-EM article 5 of the Executive Decree No. 016-2000-EM was amended, establishing that the generating companies that use natural gas as fuel must declare the single price of gas once a year, effective from July 1, except for the first period of the declaration. The COES verifies that the declared value is at least the result of applying a formula that considers the Contractual Daily Amount, the specific consumption, take or pay contracts and the price of the supply of natural gas, without including transportation and distribution.

Through Executive Decree No. 005-2018-EM several articles of the Regulations of the Wholesale Electricity Market, approved by Executive Decree No. 026-2016-EM, were amended in order to specify aspects related to the participation, guarantee, default, elimination or exclusion of participants in the MME.

Through Executive Decree No. 017-2018-EM the Rationing Mechanism is established for situations that may become an emergency for the supply of natural gas, where “emergency” is the total or partial shortage of natural gas in the internal market, duly qualified by the Ministry of Energy and Mining.

Through Executive Decree No. 022-2018-EM (amended by Executive Decree No. 026-2018-EM) the Regulation of Electricity Supply Tenders, approved by Executive Decree No. 052-2007-EM, was amended in order to establish provisions on the procedure for the evaluation of proposals to amend contracts resulting from tenders.

Through Executive Decree No. 014-2019-EMthe Regulations for Environmental Protection in Electrical Activities was approved, which is intended to promote and regulate the environmental management of electrical energy generation, transmission and distribution activities, to prevent, minimize, rehabilitate and/or compensate the negative environmental impacts derived from such activities, within a framework of sustainable development.

Through Executive Decree No. 237-2019-EFthe National Competitiveness and Productivity Plan was approved, which is intended to promote economic growth that will improve the population’s well-being in the medium term. There are 9 priority objectives, including Environmental Sustainability (OP9), which guidelines (9.1) include the Strategy for Financing Climate Change Measures and (9.4) the Strategy for Renewable Energy, Electromobility and Clean Fuels.

Through Executive Resolution No. 006-2019-EMthe Multisectoral Commission for the Reform of the Electricity Subsector was created. Its purpose is to perform an analysis of the electricity market and the regulatory framework of the Electricity and Hydrocarbons Sub-sectors, regarding the provision of electricity for the SEIN, in order to make proposals aimed at the adoption of measures that guarantee the sustainability and development of the Electricity Sub-sector. The commission is effective for 24 months.

Through Resolution Osinergmin No.°144-2019-OS/CD the Technical Procedure of COES No. 26 "Calculation of Firm Capacity" was amended. This parameter is used to determine the revenue from capacity of the generators in the COES, as well as the contracting level that they can achieve. Starting from September 2019, the Firm Capacity for RER power plants using wind, solar or tidal technology (before the modification it was zero), will be determined considering the energy production in the peak hours of the system.

Through Resolution OSINERGMIN No. 161-2019-OS/CD the Procedure for the Supervision of the Parameters of the Operational Inflexibilities of the SEIN Generation Units was approved.

Through Resolution OSINERGMIN No. 162-2019-OS/CD the Procedure for the Supervision and Control of the Natural Gas Rationing Mechanism was approved.

Through Emergency Decree No. 013-2019 a prior control regime of business concentration operations in advance, in order to promote economic efficiency in the markets for the welfare of consumers. This includes the acts of business concentration that produce effects in the national territory, including acts of concentration abroad, and economic agents that offer or demand goods or services in the market and perform acts of concentration that produce or may produce anti-competitive effects in the national territory.

Through Urgency Decree No. 018-2019 extraordinary measures to promote investment to drive economic growth were established, through adequate implementation of the project portfolio priorities in the National Infrastructure Plan for Competitiveness (PNIC - Plan Nacional de Infraestructura para la Competitividad).

Through Resolution OSINERGMIN No. 207-2019-OS/CD it is established that the concessionary companies that provide public electricity services shall remove the overhead wiring located in certain historical centers indicated in such regulation, within a period of four (4) years.

Through Executive Decree No. 023-2019 EM the suspension of the implementation of the Regulation of the Secondary Market of Natural Gas approved by Executive Decree No. 046-2010-EM was extended through December 31, 2020. During this period the operations of the Secondary Market may performed through bilateral agreements.

Through Executive Decree No. 013-2019 MINAM the Regulation of Law No. 30.754, Framework Law on Climate Change was approved. This law will allow the planning, articulation, execution, monitoring, evaluation, reporting and dissemination of public policies for the integrated management of climate change intended to reduce the country’s vulnerability, benefit from the low-carbon development opportunities and meet the international commitments assumed by the Government under the United Nations Framework Convention on Climate Change.

Through Executive Decree No. 044-2020-PCM, the State of National Emergency was established for fifteen (15) calendar days, which was, published on March 15, 2020 due to the outbreak of Coronavirus in the national territory. During that period, mandatory social lockdown was established and the freedom of assembly and movement rights were restricted to avoid the spread of Coronavirus. Accordingly, Executive Decree No. 044-2020-PCM established that the Government guarantees access to public services and essential goods (established in the executive decree), activities for which the freedom of movement restriction does not apply.

Through Emergency Decree No. 026-2020, published on March 15, 2020, it was established that employers from the public and private sectors can modify the place where their employees provide their services to implement remote work, considering the restrictions imposed on freedom of movement through Executive Decree No. 044-2020-PCM. Accordingly, the standard suspends for 30 business days the deadline for administrative procedures subject to positive and negative silence that are in process when the standards become effective.

Through Vice-ministerial Resolution No. 001-2020-MINEM/VME, published on March 19, 2020, it was established that electric generation, transmission and distribution companies must: (i) activate their security protocols in order to safeguard their employees, contractors or third parties; (ii) prioritize actions to ensure continuity of electricity services, and (iii) present to the OSINERGMIN and MINEM their Contingency Plans to ensure continuity of the service specifying the coordinator in charge.

Through Emergency Decree No. 029-2020, published on March 20, 2020, it was established a 30-business days suspension of the beginning and processing deadlines for administrative procedures and procedures of any kind, even those regulated by laws and special provisions, which are subject to a deadline, that are processed in entities from the Public Sector, and that are not included in the scope of the Second Complementary Final Provision of Emergency Decree No. 026-2020; including those that were in progress when this Emergency Decree became effective.

Through OSINERGMIN Resolution No. 031-2020-OS/CD, published on March 23, 2020, it was established to extend the deadline for submission and payment of the Regulation Contribution in February 2020 to the last business day of April 2020.

Through Executive Decree No. 010-2020-TR, published on March 24, 2020, details for the application of remote work were established. Accordingly, it established that the employer is obligated to prioritize and apply remote work for employees over the age of 60, as well as those having any of the following risk factors: high blood pressure, diabetes, cardiovascular illnesses, chronic lung disease, cancer, and other immunosuppression conditions, considered in the risk group by age and clinical factors established in the technical document called “Attention and handling of clinical cases of COVID-19 – Scenario for focalized transmission”, approved by Ministerial Resolution No. 084-2020-MINSA and its amendments.

The standard established that if remote work is not possible due to the nature of the job, the application of a paid sick leave subject to subsequent compensation is mandatory.

Through OSINERMIN Resolution No. 033-2020-OS/CD, published on March 26, 2020, OSINERGMIN approved the “Osinergmin Supervision Protocol during the state of national emergency established in the country as a consequence of the outbreak of COVID 19”, which established the supervision mechanism during the National Emergency stage and, also established the terms in which the supervision procedures are considered to be suspended.

Through Executive Decree. No. 051-2020-PCM, published on March 27, 2020, it was established to extend the State of National Emergency for 13 calendar days starting on March 31, 2020.

Through Executive Decree No. 035-2020, published on April 3, 2020, it was established that distribution companies can divide in up to 24 months the receipts issued in March 2020 or which comprise any consumption during the state of national emergency of vulnerable users (those with consumption of up to 100 kWh/month or users from non-conventional rural electrical systems supplied with autonomous photovoltaic power). The Government recognizes compensatory interest for the mentioned division, which is paid to companies using the resources of the Energy Social Inclusion Fund. The standard also establishes that companies will not pay compensation or sanctions for transgressions to the Electricity Service Quality Technical Standard and the Rural Electricity Quality Technical Standard. In addition, it considers various measures of commercial nature, including the suspension of meter reading activities and delivery of physical receipts (the delivery of digital receipts is authorized), suspending the obligation to physically attend to users in Customer Service Centers and authorizes billing using an average of the previous six months of real meter readings.

Through Executive Decree. No. 064-2020-PCM, published on April 10, 2020, it was established to extend the State of National Emergency until April 26, 2020.

Through Executive Decree No. 075-2020-PCM, published on April 17, 2020, it was established to extend the State of National Emergency until May 10, 2020.

Through Ministerial Resolution No. 239-2020-MINSA, published on April 28, 2020, the “Guidelines for monitoring the health of workers with risk of exposure to COVID-19” were approved.

Through Executive Decree No. 080-2020-PCM, published on May 3, 2020, the resumption of economic activities considered in Phase I was approved subject to the presentation of the health protocols to the Ministry of Health and/or the corresponding sectorial entity.

Through Ministerial Resolution No. 128-2020-MINEM/DM, published on May 6, 2020, the “Heath Protocol for the implementation of prevention measures and response to COVID-19 in the activities of the Mining Subsector, the Hydrocarbons Subsector and the Electricity Subsector” was approved, which establishes the considerations that companies in the electrical sector must consider when performing their activities. Through Ministerial Resolutions No. 135-2020-MINEM/DM and 159-2020-MINEM/DM, published on May 12 and June 19, 2020 respectively, the aforementioned protocol was modified.

Through Ministerial Resolution No. 265-2020-MINSA, published on May 7, 2020, the “Guidelines for monitoring the health of workers with risk of exposure to COVID-19” were modified.

Through Executive Decree No. 083-2020-PCM, published on May 10, 2020, it was established to extend the State of National Emergency until May 24, 2020. In addition, the classification of the population that is at risk was modified, specifically, establishing that the age for a person to be considered in a position of risk would be 65 (and no longer 60). The standard also establishes prioritization of remote work-, however, such people who wish to work in a presential manner can sign a sworn statement of voluntary assumption of responsibility.

Through Legislative Decree No. 1500, published on May 11, 2020, special measures to reactivate, improve and optimize the execution of public and private investment projects due to the impact of COVID-19 were established, including rules allowing the execution of non-presential participation mechanisms to comply with the obligation of citizen participation in environmental studies for the development of infrastructure projects and to prepare the base lines of environmental studies.

Through Ministerial Resolution No. 135-2020-MINEM/DM, issued on May 12, 2020, the health protocol for the implementation of prevention measures and responses to COVID-19 in the activities of the mining, hydrocarbon and electricity subsector was modified.

Through Executive Decree No. 094-2020-PCM, issued on May 23, 2020, it was established to extend the State of National Emergency until June 30, 2020. Likewise, the above-mentioned standard established various provisions for “New Coexistence” in order to prevent the spread of COVID-19.

Through Executive Decree No. 062-2020, issued on May 28, 2020, it was established to extend the range of customers that can access division of their bills to those with consumption that is greater than 100 kWh/month and less than 300 kWh/month. In this case, the standard establishes that the division can be applied to bills of May and those that comprise consumption while the State of Emergency is in force, with the compensatory interest being partly subsidized by the Government (according to the consumption range) and the difference is assumed by the users. Finally, the standard also establishes that non-compliances with the Electricity Service Quality Technical Standard and the Rural Electricity Service Quality Technical Standard will not lead to payment of compensations and sanctions until 60 calendar days subsequent to the end of the State of Emergency.

Through Executive Decree No. 101-2020-PCM, issued on June 4, 2020, the resumption of the economic activities considered in Phase II of the reactivation was approved. The standard established that the activities included in this phase (and those under reactivation process in the framework of Phase I) can be resumed automatically once they have registered their “Plan for monitoring, prevention and control of COVID-19 at work”.

Through Ministerial Resolution No. 108-2020-MINAM/DM, issued on June 17, 2020, the provisions to perform field work in the preparation of the baseline of environmental management instruments during the State of Emergency caused by COVID-19 was approved.

Through Executive Decree No. 116-2020-PCM, issued on June 26, 2020, it was established to extend the State of National Emergency until July 31, 2020. The standard established a focalized quarantine in seven regions (Arequipa, Ica, Junín, Huánuco, San Martín, Madre de Dios and Áncash) and established that free movement of persons will be restricted only from 10 pm to 4 am.

Through Emergency Decree No. 074-2020, issued on June 27, 2020, the “Electricity Bonus” was created, which is a subsidy that covers consumption pending payment in the period from March to December 2020 and that are not involved in a user complaint process with consumption of up to 125 kWh/month (subject to conditions). Such bonus will cover the debts up to S/ 160, since the resources will be transferred directly to the distribution companies.

Through Executive Decree No. 117-2020-PCM, issued on June 30, 2020, resumption of the economic activities considered in Phase III of the reactivation was approved. The standard established that the activities included in this phase can be resumed after sending the “Plan for monitoring, prevention and control of COVID-19 at work” to the Ministry of Health by email.

“The special procedure for processing complaints from users of electricity and natural gas public services, derived from billing issued during the State of National Emergency” was approved through Resolution No. 079-2020-OS/CD, issued by the Governing Board of OSINERMGIN and was issued on July 2, 2020. Such standard establishes an information period of 30 days prior to the submission of a complaint so distribution companies can be able to inform users about the reasons for the increase in consumption observed during the period of quarantine.

The permanent Multi-sectorial Commission called “Comisión de Alto Nivel de Cambio Climático (CANCC)” was created through Executive Decree No. 006-2020-MINAM, and was issued on July 4, 2020.

The procedure for application of the Electricity Bond was approved through Resolution No. 080-2020-OS/CD issued by the Governing Board of OSINERMGIN, and was issued on July 9, 2020. Such standard establishes the considerations that distribution companies must consider to identify the beneficiaries of the Electricity Bonus and the procedure for its execution.

Through Executive Decree No. 129-2020-PCM, issued on July 25, 2020, the focalized quarantine in the regions of Arequipa, Ica, Junín, Huánuco, San Martín, Madre de Dios, Áncash and in various provinces of the regions of Cajamarca and Cusco was established. It also established that free movement of individuals would be restricted from 10 p.m. to 4 a.m., except in the aforementioned regions, where the restriction begins at 8 p.m.

Through Executive Decree No. 135-2020-PCM, issued on July 31, 2020, it was established to extend the State of National Emergency until August 31, 2020, maintaining the restrictions on freedom of meeting and movement. Focalized quarantine was also established in the regions of Arequipa, Ica, Junín, Huánuco and San Martín, as well as in various provinces of the regions of Madre de Dios, Ancash, Moquegua, Tacna, Cusco, Puno, Huancavelica, Cajamarca, Amazonas and Apurímac.

Through Executive Decree No. 139-2020-PCM, issued on August 20, 2020, focalized quarantine in various provinces of the regions of Arequipa, Huánuco, Ica, Junín, Madre de Dios, San Martín, Áncash, Apurímac, Cajamarca, Cusco, Huancavelica, La Libertad, Lima, Moquegua, Pasco, Puno, Tacna and Amazonas was established. A restriction on freedom of movement was established and total lack of movement was established for Sundays at a national level except for employees working on activities included in the regulation.

Through Executive Decree No. 023-2020-EM, issued on August 23, 2020, a Transitory Provision of the Transmission Regulation approved by Executive Decree No. 027-2007-EM was incorporated and established provisions for the execution of binding projects approved in the Transmission Plans.

Through Executive Decree No. 022-2020-EM, issued on August 22, 2020, “The regulations regarding the electric energy loading and supply for electric mobility are approved”.

Through Executive Decree. No. 100-2020, issued on August 26, 2020, measures for the convocation and undertaking of Shareholders Meetings and non-presential and virtual Assemblies was established.

Through Resolution No. 128-2020-OS/CD, issued on August 28, 2020, “The New Technical Procedure of COES No. 21 “Rotating Reserve for Primary Frequency Regulation” (PR-21) is approved”.

Through Resolution No. 126-2020-OS/CD, issued on August 28, 2020, “The Transmission Investment Plan for the period from May 1, 2021 to April 30, 2025 is approved”.

D.S. No. 146-2020-PCM, issued on August 28, 2020, extended the State of National Emergency until September 30, 2020, and established focalized quarantine in various provinces of the regions of Cusco, Moquegua, Puno, Tacna, Amazonas, Áncash, Apurímac, Arequipa, Ayacucho, Cajamarca, Huancavelica, Huánuco, Ica, Junín, La Libertad, Lima, Madre de Dios and Pasco. Restriction of freedom of movement was established as was a total restriction of movement for Sundays at a national level, except for personnel working on activities considered in the regulation.

D.U. No. 105-2020, issued on September 10, 2020, modified D.U. No. 074-2020 including customers with prepayment supply and those associated to collective supply in the “Electricity Bonus.”

D.S. No. 151-2020-PCM, issued on September 16, 2020, established focalized quarantine in various provinces of the regions of Cusco, Moquegua, Puno, Tacna, Amazonas, Áncash, Apurímac, Abancay, Ayacucho, Cajamarca, Huancavelica, Ica, Huánuco, Junín, Lima, Madre de Dios and Pasco. Restriction of freedom of movement was established as was a total restriction of movement for Sundays at a national level, except for personnel working on activities considered in the regulation.

D.S. No. 156-2020-PCM, issued on September 25, 2020, extended the State of National Emergency until October 31, 2020, and maintained the previously established free movement restrictions. Likewise, focalized quarantine was established in several provinces of the regions of Apurímac, Abancay, Ayacucho and Huánuco. The restriction of movement time was modified to 11 p.m. to 4 a.m. with the exception of the aforementioned regions where the restriction begins at 8 p.m.

D.S. No. 157-2020-PCM, issued on September 25, 2020, approved the beginning of Phase 4 of the Resumption of Activities as of October 1, 2020 with the exception of the zones that are in a focalized quarantine regime. That standard increases the capacity of business stores to 60% and that of restaurants to 50%, allows international marine and air transportation, and clubs and associations to operate, among other activities.

Non-Conventional Renewable Energy

-      In Brazil, ANEEL holds auctions by technology considering the expansion plan set by the Empresa de Pesquisa Energética (“EPE”), the planning agency; so that the target amount set for non-conventional renewable energy capacity is met.

There is no binding percentage of participation of non-conventional renewable energies in the Brazilian energy matrix and the expansion plan is an indicative plan with a 10-year expansion forecast for all sources. This plan is updated annually by EPE.

The incentive for participation in renewable sources in the Brazilian energy matrix are two discounts in the Distribution System Use Tariffs (“TUSD”) and Transmission System Use Tariffs (“TUST”) and the significant energy potential of these sources in the country.

This significant energy potential of renewable sources is proven in the auctions in Brazil. In June 2019, the A-4 auction was held specifically for wind, solar, hydro, SHP, CGH and biomass energy sources, with an average price of BRL137.50 140.82 MWh.

In addition, by the end of 2019, even though in the auction (A-6) took place with the participation of thermoelectric plants, the participation of renewable sources was relevant (hydroelectric 14.94%, wind 34.92%, solar 17.79%, while thermoelectric was 32.35%).

-      In Colombia, in 2014 Law No. 1.715 was enacted, creating a legal framework for the development of non-conventional renewable energy, establishing guidelines on public utility declarations, tax, duty and accounting incentives. As part of the regulation, the Ministry of Mining and Energy issued Decree No. 2.469 dated 2014, which established the guidelines for the energy policy in terms of self-generation surpluses.

The regulation issued by the CREG is oriented to allowing the participation of Non-conventional Renewable Energy Sources (FRNCE or Fuentes Renovables no Convencionales de Energía in Spanish) in the Reliability Charge mechanism, and participation in the demand has been encouraged by regulation through large and small scale self-generation.

In September 2017, the Ministry of Mining and Energy issued Decree 1543, which regulates the Non-conventional Energy and Efficient Energy Management Fund – FENOGE, whose objective is to finance FNCER (in its Spanish acronym) efficient energy management programs, through development, promotion, stimulation and incentive, using autonomous equity.

Resolution CREG 030 was issued in February 2018 with simplified procedures to authorize the connection of Small Scale Distributed Self-generators (less than 1 MW), Large Scale Self-generators of up to 5 MW and Distributed Generators (defined up to 0.1 MW) which use Non-conventional Renewable Sources of Energy (FNCER). In the case of resources of less than 100 kW, a procedure was established through the use of a registry with the Distributor, without the need for connection studies which assumes very short request review periods (5 days), as well as testing and connection (2 days), which in any case required minimal technical conditions in terms of electrical protections and safety.

The Ministry of Mining and Energy issued Decree No. 0570 in March 2018, issuing public policy guidelines for long-term energy contracting. The objectives of the decree are: to strengthen the resilience of the generation matrix through diversification of the risk, promoting competition and efficiency in the formation of prices through new and existing projects, mitigation of the effects of variability and climate change, by taking advantage of available renewable resources, national energy security and reduction of GEI emissions, in accordance with COP 21 commitments. The Ministry of Mining and Energy, the CREG, the UPME, and other competent entities have a deadline of 12 months as of the coming into effect of the Decree to update current regulations to allow planning, connection, operation and measurement for the integration of the electric energy generation projects that are developed as of the application of the mechanism.

Continuing with the aforementioned Decree, the Ministry of Mining and Energy issued Resolutions 40791 and 40795 in August 2018, finalizing the public policy construction cycle that will allow compliance with the objectives of strengthening, complementing and diversifying the energy matrix of the country and marking a historical milestone as is the launching of the first energy tender throughout the country. As a fundamental element for dispatching these resolutions, a long-term energy tender was created to allow among other things, greater incorporation of renewable energy to the national energy system.

Through resolutions 41307 and 41314 of December 2018, the Ministry of Mining and Energy officially referred to as the first long-term electric energy contracting tender, which took place on February 26, 2019, seeking to diversify, complement and drive the competitiveness of the energy matrix, making it more resilient to climate variability, contributing to the reduction of carbon dioxide emissions and guaranteeing the safeguarding of the country’s energy.

This tender was carried out on February 26, 2019 and was unfruitful therefore, no long-term average annual energy contracts were awarded, since the competition indicators (concentration and dominance) foreseen by the Energy and Gas Regulation Commission – CREG were not met. The Ministry announced a second energy tender on October 22, 2019.

In this manner, for the purpose of having an electric energy generation matrix that is resilient and complementary while reducing the emission of greenhouse effect gasses (GEI) and promoting competition in the sector, the Ministry of Mining and Energy (MME), the Mining Energy Planning Unit (UPME) and the Energy and Gas Commission (CREG) have made a number of adjustments to the tender regulations, whereby through Resolution No. 40678 the SCLP mechanism was modified, defining a two point, closed envelope tender with voluntary participation, exclusively for new FNCER projects, with a price ceiling, the product of which is a 15-year pay of what was contracted contract model in $COP/kWh and with inception date as of January 1, 2022.

In May 2019, Law 1955 - 2018-2022 National Development Plan “Pacto por Colombia, Pacto por la Equidad” was approved. The following items of the final wording are emphasized: i. Tax Benefit: whoever makes investments in FNCER shall have a right to deduct from their income in a period of no more than 15 years, 50% of the total investment made. ii. Energy matrix – FNCER Energy Purchase in long-term contracts: commercializing agents will be obliged to purchase electric energy from FNCER (between 8% and 10% of their purchases). However, the Ministry of Mining and Energy or the delegated entity, shall regulate the scope of the obligation.

In July 2019 CREG Resolution 060 was issued, adjusting and “transitorily” adding certain commercial aspects of the wholesale energy market and technical aspects of the Networks Code, in relation to the integration of windfarms and solar photovoltaic power plants in the National Interconnected System, SIN, and aspects related to run-of-river power plants.

Through Resolution 40725 of 2019, the MME also defined a complementary mechanism to allocate the positive difference, if there were any, between the target demand and the amount of energy allocated in the long-term contracting tender. Likewise, through Resolution 40715 it regulated article 296 of the National Development Plan, determining that 10% of energy purchases destined to attend regulated final users must be contracted from non-conventional renewable energy sources.

The MME through the Mining Energy Planning Unit- UPME in October 2019, moved up the second long-term contract tender, after the first tender carried out in February was declared unfruitful. That tender, exclusive to non-conventional renewable energy sources, allowed the allocation of long-term contracts to 7 generation companies and 22 commercializing companies. The tender closed with a weighted average allocation price of $95.65 kilowatt hour.

Through Resolution CREG 136 dated July 9, 2020, the Energy and Gas Regulation Commission – CREG; added a paragraph to Article 42 of CREG Resolution 060 of 2019, which stipulates that windfarms and photovoltaic solar plants connected to the STN and STR, that are in commercial operation and do not comply with the technical requirements within the established timeline, must present to the CREG a plan for adapting their facilities in order to comply with what is required in this Article, or else, declare their date of disconnection from the STN or STR. The plan that contemplates adaptation to the facilities or the declaration of the date of disconnection cannot last more than 36 months from its delivery date

In environmental matters, Decree 1076 dated May 26, 2015, is a compilation of standards issued by the National Government, which encompasses all current regulatory decrees issued to date that develop laws in environmental matters and whose purpose is to avoid regulatory dispersion. The content is divided into three large groups. 1. Structure of the environmental sector, 2. Regulatory regime of the environmental sector and 3. Final provisions. The second group contains different regulatory issues such as Biodiversity, Environmental management, Non-marine waters, Marine waters, Air, Waste, Institutional management, Financial, economic and tax instruments and Sanctioning regime.

Law No. 1819 of 2016 on tax reform introduces a reduction in the income tax to drive non-conventional energy sources and an exclusion of the VAT in equipment, technology and services that offer an environmental benefit; as well as the carbon tax on all fossil fuels used for energy purposes (except coal) and defines guidelines for not taxing users that certify that they are carbon neutral, which is subsequently regulated through Decree 926 of 2017.

On August 11, 2016, the Ministry of the Environment and Sustainable Development issued Resolution No. 1312, which adopts the terms of reference for preparation of the Environmental Impact Study, required for the environmental license process of projects for using continental wind energy sources, as well as Resolution 1.670 dated August 15, 2017, through which the terms of reference were adopted for the preparation of the Environmental Impact study - EIA, required to process the environmental license of projects using photovoltaic solar energy.

In addition, this Ministry of the Environment and Sustainable Development, through Decree 2.462 dated December 28, 2018, established that the Environmental Diagnosis of Alternatives– DAA, will only be required for projects involving exploration and use of alternative energy sources that arise from biomass for the generation of energy with an installed capacity in excess of 10 MW, excluding solar, wind, geothermal and tidal energy sources.

Finally, through Resolution 703 of 2018, the UPME establishes the procedure and requirements to obtain the certification that supports projects for Non-conventional Energy Sources (FNCER), looking to obtain the benefit of exclusion of IA and exemption of the duties dealt with in articles 12 and 13 of Law 1715 of 2014. Based on that established in Article 174 of Law 1955 of 2019 (National Development Plan) and Article 130 of Decree 2106 of November 22, 2019, those interested in accessing the tax incentives established in Law 1715 of 2014, associated with VAT and special income and complementary deduction, for investments in Non-conventional Renewable Energy Sources - FNCER, and Efficient Energy Management - GEE; are no longer required to obtain environmental certification issued by the National Environmental Licenses Authority, since only the certification required to access the aforementioned incentives is issued by the Energy Mining Planning Unit – UPME.

Finally, Resolution 0629 dated July 31, 2020, issued by the Ministry of the Environment and Sustainable Development extended the transition regime for the implementation of the methodology for preparation and presentation of the environmental studies contemplated in Resolution 1402 of 2018. That transition regime established that the environmental studies prepared on the basis of the methodology established in Resolution 1503 of 2010 should be presented no later than August 2, 2020. With the new transition regime introduced in Resolution 0629 of 2020, the environmental studies prepared -or in the process of being prepared - in accordance with the methodology adopted through Resolution 1503 of 2010 and which should be presented on August 2, 2020, will not be governed by the methodology of Resolution 1402 of 2018, as long as those studies are within the 9-months following the date on which the health emergency in the country is lifted (COVID), a period that will be non-renewable.

Likewise, Resolution 629 established two relevant aspects, i.e.:

• That the environmental studies initiated under the methodology for 2010 that are object of prior consultation and that have not been able to be carried out within the 9-month period foreseen in the extension, can be delivered to the competent environmental authority after expiration of that deadline, as long as the authority is informed in a timely manner.

• That, beginning on August 2, 2020, the environmental studies that are not covered under the transition regime must be prepared in accordance with the methodology established in Resolution 1402 of 2018.

In July 2019, the National Government issued Law 1964 of 2019, for the purpose of generating promotion schemes for the use of electric and zero emission vehicles, in order to contribute to sustainable movement and to the reduction of contaminating emissions and greenhouse gases.

-     In Peru, a target up to 5% has been set as the non-conventional renewable energy share in the country’s energy system. It is a nonbinding target and the regulatory agency, OSINERGMIN, holds differential quota tenders by technology and limited prices to help reach the goal.

In 2016, the Fourth Tender of Energy Supply with Renewable Energy Resources (“RER” in its Spanish acronym) for the National Interconnected Electricity System (“SEIN” in its Spanish acronym) was carried out. The tender was awarded to thirteen projects consisting of two biomass plants, two solar plants, three wind plants and six hydroelectrical plants, and will add 430.1 MW to the SEIN. The reference date for commercial operation of these RER generation projects of this tender is until 2020. The average tariffs per MWh awarded were: US$ 77 for biomass; US$ 37 for wind; US$ 48 for solar; and US$ 46 for hydro.

-      In Argentina, on October 21, 2015, Law No. 27,191 for Renewable Energy was issued, replacing Law No. 26,190. The new regulation postpones reaching an 8% share in the national demand of energy with renewable sources for generation to December 31, 2017 and establishes a second stage goal of reaching a 20% share in 2025 by establishing mid-objectives of 12%, 16% and 18% for the years ended 2019, 2021, and 2023. The enacted law creates a Fiduciary Fund (“FODER”) to finance works, grant tax benefits for renewable energy projects and establish exemptions for specific taxes and national, provincial and municipality royalties until December 31, 2025. The customers categorized as Large Users (>300 Kw) will comply on an individual basis with the renewable share goals, establishing that the price of contracts will not exceed US$ 113 per MWh, and setting sanctions for those not fulfilling the goals.

Decree No. 531/16, issued on March 30, 2016, regulated Law 27.191 and the modified Law 26.190, on certain formalities, such as:

• The Ministry of Energy and Mining (“MEyM” in its Spanish acronym) is the regulator authority.

• Generators/traders are allowed to enter into contracts requesting a demand equal to or more than 300 KW or with distribution companies acting on their behalf.

• CAMMESA will call public tenders to supply consumers with a demand of less than 300 KW.

• All CAMMESA’s purchases are guaranteed by the Fiduciary Fund (“FODER”).

• The FODER will be financed with funds from the Treasury and a specific fee will be applied to the demand supplied by CAMMESA.

• The energy goals must be fulfilled with renewable energy generated from power plants within the country.

• To use the tax benefits, it is necessary to have an authorized certificate of inclusion within the renewable energy regime.

The MEyM, CAMMESA and the Executive Committee will be responsible for establishing the methodology for determining fines for the non-compliance of goals, the use of the Fiduciary Fund (FODER) and tender specifications. MEyM Resolution Nos. 71/2016 and 72/2016, both issued on May 17, 2016, as part of the implementation of Law No. 27,191 and Decree No.531/16, began the process of public tenders for contracts within the Wholesale Electricity Market of renewable energy under the so called “Programa RenovAr – Ronda 1” with a total requirement of 1,000 MW distributed as: Wind: 600 MW; Solar: 300 MW; Biomass: 65 MW; Mini-hydro: 20 MW; and Biogas: 15 MW.

The tender is structured with a maximum price for technology as established by the government. CAMMESA is the buyer of the energy with prices in US$ per MW (without indexation) and contracts for a 20 -year term.

A total of 123 offers with an aggregate 6,366 MW participated in the tender, of which 105 complied with the specifications (42 wind energy offers, totaling 2,870 MW; 50 solar energy offers, totaling 2,305 MW; 8 biomass and biogas energy offers, totaling 23 MW and 5 micro-hydro offers, totaling 11 MW. On September 30, 2016, after reviewing the economic offers, the results indicated that most of the offers were below the Maximum Tender Price established by the MEyM. The minimum price for wind energy was US$ 49 per MWh and US$ 59 per MWh for solar energy. Finally, the Ronda 1 of the Programa RenovAr awarded 29 projects for a total of 1,142 MW.

Subsequently, a new tender (“Ronda 1.5”) was carried out for Programa RenovAr, which awarded 30 projects with a total of 1,281.5 MW at an average price of US$ 54 per MWh (765.4 MW wind and 516.2 MW solar).

Finally, Programa RenovAr (Ronda 1 and 1.5) awarded 59 projects with a total of 2,423.5 MW at a weighted average price of US$ 57.44 per MWh. All of the Ronda 1 projects already signed their contracts and subsequently the same will be done with the Ronda 1.5 contracts.

In August 17, 2017, by means of MEyM Resolution No. 275-E/2017 The National and International Open Call for Bids was made to interested parties in bidding for contracting, in MEM, electrical energy from renewable sources of generation within the framework of “Programa RenovAr (Ronda 2)”. The idea is to award 1,200 MW (550 MW wind and 450 MW solar). The date for submitting the bids is October 19, 2017, and the award will be made on November 29, 2017.

Subsequently via Resolution No. 473/2017, the qualified, but unsuccessful projects, were invited following the original order of merit until an additional number equivalent to 50% of the original call for bids was filled.

In all, for Ronda 2 of the Programa RenovAr, 88 projects for 2,043 MW were awarded in 18 provinces at an average price of US$51.5 per MWh.

Furthermore, on August 18, 2017, MEyM Resolution 281/2017, stipulating the regime of the Market of Electrical Energy from Renewable Sources was issued. Subsequently, several administrative aspects were regulated by means of provision No. 1/18 of the Undersecretariat of Renewable Energy.

In September 2018, the Undersecretary for Renewable Energies presented Round 3 of the Programa RenovAr, known as MiniRen, whose main characteristic is the use of the capacities available in medium voltage networks and the promotion of regional development in Argentina.

The RenovAr MiniRen program offers 400 MW of power throughout Argentina, to be connected to medium voltage networks of 13.2 kV, 33 kV and 66 kV. The maximum allowed power per project is 10 MW, while the minimum is 0.5 MW.

In regard to the contractual part, the awarded projects will sign an electric power supply contract (PPA) with CAMMESA, in the same way as in the previous rounds, and an agreement to adhere to the FODER to guarantee 3 months of invoicing for the contracted projects.

The schedule for Round 3 began in October with the publication of the specifications, and will continue from March 2019 with the period for submitting bids, the process of qualification, award and signing of contracts that will end in July 2019.

On the other hand, from Round 2 a total of 82 projects were signed for 1,969.1 MW out of 88 awarded projects. The Secretary of Energy of the Ministry of Finance informed that the term for signing contracts for the supply of renewable energy has ended.

In February 2019 Resolution No. 28/2019 was issued in the Official Gazette with the purpose of approving the supplementary rules of the Regime for the Promotion of Distributed Renewable Energy Integrated into the Public Electricity Network.

As of September 2019, nearly 50 of the 88 projects approved during the second round of the RenovAr program were in a situation of virtual paralysis, due, among other things, to difficulties on the part of the successful bidders in securing appropriate financing and guarantees.

For this reason, on September 11, 2019, the Undersecretary of Renewable Energy and Energy Efficiency, Sebastián Kind, sent a note to CAMMESA instructing it to temporarily suspend the injunctions for failure to meet the scheduled dates for the progress of work on renewable energy supply contracts.

On October 8, the Undersecretary sent a note after a little less than 30 days, repealing all the instructions in the first note.

Limits on integration and concentration.

In general, all of the countries have legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulators allow the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. In Argentina and Colombia, there are specific restrictions if generation or distribution companies want to become majority shareholders in transmission companies.

Regarding concentration in a specific sector, in Argentina, there are no specific limits that affect the vertical or horizontal integration of a company. In Peru, integration is subject to the authorization of the Instituto Nacional de Defensa de la Competencia y Protección de la Propiedad Intelectual (“INDECOPI”), an antitrust authority that is able to establish commercial conduct. In Colombia, no company may have a direct or indirect market share of over 25% in electricity sale activities, although two criteria have been established for generating activity. In May 2019, Law No.1,955, of the National Development indicates that in order to ensure the sustainability of the provision of the service on the Caribbean Coast, the limits on the participation in the commercialization activity may be higher, than the current regulatory limit by possibly as much as 10 additional percentage points.

One of these relates to participation limits depending on market concentration (HHI) and the size of the players according to their Firm Energy, and the other relates to pivotally conditions in the market depending on the availability of resources to meet system demand. In addition, Colombian companies created after the Public Service Law was enacted in 1994, can only engage in activities that complement generation/sales and distribution/sales. Finally, in Brazil, with the changes taking place in the power industry under Law No. 10,848/2004 and Decree No. 5,163/2004, the ANEEL gradually perfected regulations, eliminating concentration limits as no longer compatible with the prevailing regulatory environment. However, regulatory approval is required for consolidations or mergers to take place between players operating within the same business segment.

In July 2019, in Colombia, CREG No. 079 of 2019, the purpose of which is to ensure that the level of contracting between vertically integrated and/or controlled companies does not change until CREG approves its own definitive path with respect to maximum contracting.

Unregulated customers market

In all of the countries where the Group operates, distributing companies can supply their customers under regulated or freely agreed conditions. The supply limitations imposed on the unregulated market are as follows:

Country	kW threshold
Argentina	> 30 kW
Brazil	> 2.000 kW o > 500 kW (1)
Colombia	> 100 kW o 55 MWh-month
Peru	> 200 kW (2)

(1): The > 500 kW limit is applied if energy from renewable sources is purchased, which are encouraged by the Government through a toll discount.

(2): D.S. 018-2016-EM established that:

•   The demand of customers that can opt between the regulated and free market (those with demand from 200 to 2,500 kW) is measured at each point of supply.

•   Regulated customers whose demand exceeds 2,500 kW, will remain regulated during 1 year.

•   Customers whose demand at each point of supply is greater than 2,500 kW are necessarily free customers.

b) Tariff Revisions:

General Aspects

In the countries where the Group operates, selling prices charged to clients are based on the purchase price paid to generators plus a component associated with the value added in distribution. Regulators set this value periodically through reviews of distribution tariffs. As a result, distribution is essentially a regulated activity.

Argentina

In Argentina, the first review of Edesur’s tariffs scheduled for 2001 was cancelled by the authorities due to the country’s economic and financial crisis, and tariffs were frozen starting with that year. Edesur’s tariff restructuring started in 2007 with the enforcement of the “Acta Acuerdo,” or Agreement Act. The last tariff adjustment made to date became effective in 2008 (with a positive effect on the added value distribution, or VAD), when tariffs were adjusted for inflation (applying the cost monitoring mechanism, or MMC, provided for in the Agreement Act).

In November 2012, ENRE passed Resolution No. 347 authorizing a fixed charge to be added on invoices which differs for various categories of customers. This charge will finance infrastructure works and corrective maintenance through a trust (FOCEDE). Additionally, in July 2012, ENRE appointed an observer in Edesur; the appointment is still effective, although this does not imply loss of control of the company.

SE Resolution No. 250/13 was issued in May 2013 authorizing compensation for Edesur’s debt related to revenues originating from the application of the Program for the Rational Use of Electricity (PUREE) through February 2013, with a credit in its favor from recognition of the MMC for the six-month periods between May 2007 and February 2013. In addition, the SE Resolution No. 250/13 instructed CAMMESA to issue in Edesur’s favor what are termed as Sales Settlements with Unspecified Due Dates for values exceeding the compensation mentioned above, and authorized CAMMESA to receive these settlements as partial payment of Edesur’s debt.

Subsequently, SE Resolution No. 250/13 was supplemented and extended to December 2014 by SE Nos. 6852, 4012, 486 and 1136. The accounting effects of these compensations positively affect the company's financial results. However, to date, the Comprehensive Tariff Review included in the Renegotiation Agreement Act is still pending in order to adapt revenues to Edesur’s costs and obligations.

On March 11, 2015, the Secretary of Energy issued Resolution No. 32/2015, which among other things: (i) approved a transitory revenue increase for Edesur as of February 1, 2015 to pay for the energy acquired from the electricity market, salaries and assets and services supply; such increase, on account of the Integral Tariff Review (“RTI” in its Spanish acronym), arose from the difference between a theoretical tariff framework and the tariff framework in force for each category of user, according to the calculations of the Ente Nacional Regulador de la Electricidad (“ENRE”), and will not be converted into a tariff, but instead will be satisfied with transfers from CAMMESA to Edesur with Argentine National Government funds; (ii) provided that as of February 1, 2015, the funds from the PUREE will be considered part of Edesur revenues, also on account of the RTI; (iii) confirmed the procedure for the Cost Monitoring Mechanism (“MMC”) through January 31, 2015; and (iv) instructed CAMMESA to issue LVFVD in amounts determined by ENRE as a result of higher salary costs for Edesur due to the application of Resolution No. 836/2014 of the Secretary of Labor. In addition, Resolution No. 32/2015 allowed payment plans to be defined for the payment of remaining balances with the Wholesale Electricity Market (“MEM”) and instructed ENRE to initiate actions prior to the RTI process.

Although SE Resolution No. 32/2015 represented the first step towards an improvement in the economic position of Edesur, it anticipates that investments will still be financed with mutual loans with CAMMESA. Mechanisms for the payment of remaining balances with MEM are still pending, as well as, revenue updates from increases in operating costs. In addition, tariffs have remained frozen since 2008.

On December 16, 2015, the National Executive Branch enacted Decree No. 134/2015, which declared a state of emergency for the National Electricity sector through December 31, 2017, and instructed the newly created Ministry of Energy and Mining (“MEyM” in its Spanish acronym) to prepare and implement a national program to improve the quality and safety of the electrical supply and guarantee that it is provided under the best technical and economic conditions.

In following with those instructions, on January 27, 2016, MEyM Resolution No. 6/2016 was issued, which approved the Summer Quarterly Re-Scheduling (February 2016 – April 2017) tariffs for the MEM consider a reduction in tariff subsidies and differentiate pricing schemes for those residential customers saving energy, and a new social tariff.

In addition, on January 28, 2016, MEyM Resolution No. 7 applicable specifically to Edesur S.A. and Edenor S.A. was issued, instructing the ENRE to adjust, through the RTI, the value added from distribution (“VAD”) in the tariff tables for energy distribution companies, by using the Transition Tariff Regime. MEyM Resolution No. 7 further instructed that a social tariff be applied instead of PUREE to the population of consumers falling under the criteria defined by the resolution. Finally, the resolution instructed that all necessary procedures be carried out to apply the RTI to energy distribution companies.

In addition, reflecting the intention of the new administration to go back to the foundations of Law 24.065 issued in 1992, and achieve standardization of the electricity sector, on January 29, 2016, the ENRE issued Resolutions No. 1 and 2. Resolution No. 1/2016 contains the new tariff table that must be applied to each customer category beginning on February 1, 2016 according to the guidelines of ME&M Resolution No. 7/2016, as well as the change in the supply regulation in order to adjust it to monthly billing. In addition, Resolution No. 2/2016, established the end of the Fund for Consolidation and Expansion of Electrical Distribution Works (“FOCEDE”), it established a new mechanism for the funds charged by ENRE Resolution No. 347 of 2012, which will no longer be deposited in a trust fund, and will be deposited in a current account in a banking institution recognized by the Central Bank of the Republic of Argentina.

Progressing with the process, on Tuesday, April 5, 2016, the ENRE issued Resolutions No. 54 and No. 55. Resolution No. 54 resolved to carry out the procedure for the contracting of consulting services to carry out the RTI of Edesur, and approved the particular documents and conditions to that effect. Resolution No. 55 approved the program for the RTI in 2016, defining the criteria and methodology to which Edesur must adhere to carry out the tariff studies in that process, and the work plan. For the preparation of the proposed tariffs, the ENRE objectively informed the target quality parameters and the management criteria that must be contemplated by Edesur, as well as the profitability that must be taken into account for calculating the inherent distribution cost.

On August 8, 2016, as part of the tariff renegotiation process, ENRE issued Resolution No. 463/2016, establishing the quality parameters for technical services and the value of costs for non-supplied energy required to complete the RTI.

Likewise, on August 29, 2016, ENRE issued Resolution No. 492/2016, establishing the quality parameters for commercial services and technical products. This resolution contains economic parameters for compliance with terms and time reductions for re-establishing energy supplies.

On August 30, 2016, ENRE stated that the Internal Rate of Return would be 12.46% pre-tax and 8.10% after tax.

Edesur submitted reports requested under ENRE Resolution No. 55/2016. On September 1, 2016, it submitted the reports “Red Ideal” and “Plan de Inversiones Plurianuales”, and on September 6, 2016, it submitted reports related to the basis and criteria for (i) operating costs; (ii) requirements for revenues and tariff calculations; (iii) tariff structure and transferring of costs to wholesale consumers; (iv) the mechanism for updating its own distribution costs; and (v) results and its economic-financial model.

On February 1, 2017, ENRE issued Resolution No. 64/2017, which finalized the RTI and that as a result of it establishes the annual remuneration recognized to Edesur S.A. in the sum of Arg$14,539,836,941 (ThUS$944,448).

In connection with the new tariff structure and charges, MEyM instructed ENRE to limit the VAD increase as a result of the RTI process to be applied beginning February 1, 2017 to 42% as compared to the VAD currently effective. The application of the remaining VAD increase would be made in two stages: the first stage in November 2017 and the second stage in February 2018.

In addition, it instructed ENRE to compensate Edesur S.A. and Edenor S.A. for the difference in VAD as a result of the gradual application of the tariff increases in the RTI, in 48 installments beginning on February 1, 2018, which will be incorporated to the VAD determined on that date.

The new regulation also sets the method for updating the revenues of distribution companies based on fluctuations in economic prices, and all other matters related to service quality and supply requirements.

Upon setting the distribution tariff tables, including the instruction of the MEyM, and the provisions of SEE Resolution No. 20/2017 on seasonal prices from invoicing effective February 1, 2017, the temporary tariff stage of Edesur and the Agreement Act were finalized. Consequently, Edesur will be ruled by the terms stated in its concession contract.

On November 1, 2017, ENRE issued Resolution 525 partially sustaining the Appeal for Reconsideration of Judgment filed by Edesur against ENRE 64/2017, accepting its points about the treatment of easements and requesting the company to remit its annual easement regularization plan to be implemented in the period 2017/2021 within sixty days of this notification, and likewise with regard to recognition of the CAMMESA expenses, rates and others that must be present in any future ex-post adjustments and minor modifications to the quality regime and other recognitions.

On December 1, through Resolution 602 the ENRE resolved to approve EDESUR’s new Inherent Distribution Cost value, through the application of the mechanisms foreseen in the RTI. It jointly issued the Tariff Tables that reflect the Seasonal Prices (generation and transportation) contained in Department of Electrical Energy Resolution No. 1091 of 2017, as well as the new subsidy schemes for the Social Tariff and consumption savings bonus for residential users.

As a continuation of the same event, on January 31, 2018, the ENRE approved the new values in effect as of February 1, 2018. These tables include a new reduction in the subsidies of the wholesale price, taking it to a value of 90% of the seasonal price in 2017. In addition, it maintained the subsidies on the social tariff and a lower stimulation plan bonus, for reduction of electrical consumption.

Regarding the Distribution Added Value component, the third installment of the Distribution Cost Increase corresponding to the RTI, the proportional part of the deferred revenue, the Cost Monitoring Mechanism was included in this rate schedule related to the period and the application of the Efficiency Factor. Reflecting, the latter, the compliance by Edesur of the Investment Plan committed in the RTI whenever the expected value was reached.

Accordingly, the Edesur rate reaches ARS2.2828 per kWh without taxes beginning on February 1, 2018.

Simultaneously and in order to resume the normal structural conditions, the Argentine National Government decided not to extend the validity of the Electric Emergency Law (valid until December 31, 2017) and the Economic Emergency (effective until January 6, 2018).

In addition, on April 17, 2017, the MEyM issued a note which instructs the Secretariat of Electric Energy (SEE) to determine within 120 working days if there are pending obligations of the Agreement and the treatment to be granted, and to issue a final resolution report during the following 30 days. For these purposes, the SEE requested that Edesur, ENRE and CAMMESA provide the relevant information.

On the other hand, on May 31, the control body issued Resolution ENRE 0170, which resolves to approve the penalties for deviating from the Investment Plan presented by the distribution companies at the time of the RTI.

On July 30, 2018, and within the framework of the Ministry of Energy’s intention to make tariff increases more gradually, a commitment was signed between the MINE and EDESUR through which EDESUR will receive 50% of the increase related to the adjustment mechanism foreseen in the tariff beginning on August 1, and will receive the remaining 50% in 6 adjusted installments beginning on February 1, 2018, and maintaining the Investments Plan Agreed in the RTI. The same commitment was also signed by EDENOR simultaneously.

Under the agreed commitment, on August 1, 2018, 50% (7.925%) of the increase corresponding to the August 2018 application of the MMC to Distribution Added Value was applied. Together with this increase continued the intention of elimination of subsidies to the wholesale price of energy, which had been delayed by the devaluation of June and July. With an increase of almost 50%, this led to the price of the Distributors’ Large Users (demand greater than 300 kW/month) at approximately ARS$2,700 per MWh and the rest of the distributors’ demand at approximately ARS$1,400 per MWh. In addition, the ex-post adjustments were applied corresponding to the reimbursement of the AT Transportation costs of the previous Tariff Schedule (amendment of regulations) and to the amounts recognized as compensation for the Debit/Credit tax and the Safety and Hygiene Rates.

In addition, MINE modified the TOPES to the Social Rate (maximum % of invoicing with respect to a normal residential customer), thus reducing the subsidies to this rate and the distortions caused in this concept to Distributors that are still pending solution and analysis by ENRE, regardless of which, an appeal was filed against the resolution on August 13, 2018.

On August 23, 2018, ENRE, through Resolution 222, rejected the appeal filed by Edesur against the sanctioning regime for deviating from the Investment Plan presented in the RTI and issued on May 31, 2018. In its turn, on September 5, 2018, Edesur filed a new Subsidy Appeal against such resolution.

On December 10, ENRE issued Resolution 318/2018 in which it approved the methodology and updated the values of remuneration for the sub-transmission service (PAFTT) offered among the distributors Edesur, Edenor and Edelap, effective beginning on March 6, 2017. This was pending in the Comprehensive Tariff Review. This mechanism makes it possible to remunerate operating and maintenance costs, as well as the recognition of the related losses and the transfer to the tariff of the costs incurred by Edesur for this concept.

Additionally, by means of Resolution No. 366 of the Secretariat of Energy of December 27, 2018, announced that the new supply cost is approximately 68 US$/MWh, which is 13% lower than that established in August 2018 due to the improvements in the gas contracts obtained by CAMMESA and the decrease in the international price of oil. In addition, the future Seasonal Prices to be transferred to the end users’ tariff continue with subsidy reductions foreseen by the authorities going from around 30% in February to 15% subsidy in August 2019. However, these prices translated into local currency mean an initial increase of 26% in February 2019 and subsequent increases of 6% in May and August 2019.

On December 4, 2018, the 2019 Budget Bill 27,467 was passed, which included in its article No. 124, and as part of the negotiations for its approval, the administrative transfer of the control and outlays with respect to subsidies to the Social Rate from the National State to the Autonomous City of Buenos Aires and the Province of Buenos Aires from January 1, 2019.

On February 1, 2019, ENRE Resolutions 24/2019 and 26/2019 were issued in the Official Gazette. The former approved the values of the Rate Table effective from the invoicing related to the reading of meters after midnight February 1, 2019 according to the increases in the Energy Stabilized Price and the Reference Price of power, as set by Resolution SGE 366/2019. Also, the FNEE increase is included, from ARS15.5 per MWh to ARS80 per MWh, while the AT Transport Cost had no changes. The second resolution (res. 26/2019) approves the new values of the Distribution Own Cost effective from the same period as the first (February 2019), stating that they will be applied from March 1, 2019. With the increase of VAD in February 2019 the MMC variation is included for the period from August 2018 to February 2019 of 23.57%, the X factor of -5.42% and the Q factor (investments) of 1.74%. This latter value involves an overage in relation to the guideline already set in RTI, which was 1.58%. Additionally, the recovery related to the 50% deferral of VAD increase is incorporated, which should have occurred in August 2018 (7.93%), as well as the deferral of one month of this last increase (from February to March 2019). With such increases granted, the VAD defined by the RTI has become regulated.

In relation to the Social Rate that was no longer funded by the National State from January 1, 2019, both the Autonomous City of Buenos Aires and the Province of Buenos Aires undertook the commitment of continuing with the system effective through notes NO-2019-01998408MEFGC and NO-2019-00281203-GDEBA-DPSPMIYSPGP (of January 7 and January 4, respectively) also stating the origin of the funds for such a purpose (CABA Law 6,608, PBA art. 103 of Law No. 15,078). This is the reason why ENRE instructs Edesur to keep the application of the Social Rate, including Maximum Amounts through notes NO-2019-02728808 and its supplementary note NO-2019-06075459, in reply to our note GAL 832 as of December 28, 2018.

On March 11, 2019, consistent with the maturity of CAMMESA’s purchase invoice of Electric Energy, the subsidy for the Social Rate has been collected, as well as the maximum amount of the Social Rate for January. The process was carried out by offsetting in the purchase invoice the amounts transferred by the City of Buenos Aires and the Province of Buenos Aires from the Information of the Purchase Statement to CAMMESA and of the maximum amounts reported by ENRE.

On May 2, 2019, the new table of rates was issued; containing an update of the Seasonal Price for May-July 2019. The new feature is a differential price for the residential segment in order to keep it for increasing (per measures announced by the government on April 17, 2019). It will be applied beginning with consumption starting on May 1, 2019.

In order to maintain the subsidy removal schedule originally reported in December, the rest of the segments have increased to a greater extent. This results in a total average increase of 2%, with an increase in the order of 4% in the commercial and industrial segments.

On July 18, 2019 by means of Resolution No. 189/19, ENRE completed to the regulations to be applied to the User-Generators (distributed generation). The most relevant aspects of the resolution are:

•    The approval of the Injection Tariffs for Users-Generators of the various tariff categories, corresponding to the Stabilized Energy Prices (PEE) and the Stabilized Transport Price (PET).

•    The parameters established for the Users-Generators of the T1 category with respect to the maximum value registered between the acquired or demanded and the energy injected.

•    The parameters set for the User-Generators of T2 and T3 categories with respect to the Capacity to be Invoiced for Distribution Service which will be the maximum between the power consumed and the power injected.

Note that the whole set of regulations issued under Law 27,424 (on the Promotion of Distributed Generation) to ENRE Resolutions No. 111/19 and 189/19 affirms the position of Argentine regulation for the protection of Edesur's remuneration.

As of August 1, 2019, both the application of the Cost Monitoring Mechanism to adjust the remuneration to be received by Edesur and the increase in the Seasonal Price provided for by Resolution No. 14/19 of the Secretariat of Renewable Resources and the Electricity Market, and subsequently ratified by Resolution No. 26 of the Secretariat of Renewable Resources and the Electricity Market of September 3, 2019, would have been applicable. However, within the adverse framework for the current administration of the Simultaneous and Mandatory Open Primary, on September 19, Edesur signed an agreement with the national government for the maintenance of the tariff tables by means of which the national government informed ENRE that, during the six-month period which began on August 1, 2019, the national government would maintain the tariff tables in effect prior to the start of such period for all tariff categories. This means that Edesur will continue receiving the compensation included in these tables due to previous recoveries and deferrals (ENRE Resolution No. 26/19). The difference generated in the VAD and the difference in relation to the seasonal prices for the period from August 1, 2019 to December 31, 2019, will be recovered in 7 monthly installments from January 1, 2020. Within this framework, it was agreed to postpone the payment of any penalties until March 1, 2020 at their original value plus any updates that may apply at the time of payment, for recovery in 6 monthly installments. Edesur is committed to maintaining the quality of its service.

Accordingly, on September 20, 2019 the national government, on the one hand, and Edesur and Edenor, on the other, signed the Agreement for the Extension of the New Framework Agreement, which extends it from January 1, 2019 to May 31, 2019. Through this agreement, the national government assumed the commitment to pay the amounts corresponding to its percentage of the economic contribution for the supply of electricity to the settlements in the area of the Province of Buenos Aires.

Finally, through the publication of Regulatory Decree No. 1289 of 1 October 2019 by the Province of Buenos Aires and the previous sanction and publication of Law No. 6180, Decree No. 263 and Supplementary Resolution No. 161 of June 30, 2019 by the Autonomous City of Buenos Aires, both provinces ratified the provisions of the so-called "Fiscal Consensus 2018" and Article No. 124 of Law No. 27.469, substantiating hereby the transfer of the regulators in charge of this Company from the national government to the jurisdictions of the Province of Buenos Aires and the Autonomous City of Buenos Aires.

On December 10, 2019, Dr. Alberto Fernandez took office as President and Dr. Cristina Fernandez de Kirchner as Vice-President.

On Friday, December 20, 2019, the National Congress approved Law No. 27.541 on Social Solidarity Reactivation of Production in the Public Emergency Framework of The Public Emergency, which declares a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters until December 31, 2020. Article 5 empowers the National Executive Power to maintain the tariffs under federal jurisdiction for electricity and gas and to initiate a process of renegotiation of the Comprehensive Tariff Review in force in an extraordinary manner for a maximum period of up to 180 days, aimed at reducing the actual tariff burden on households, businesses and industries by the year 2020. Article 6 enables ENRE to maintain its competency during the emergency by, in Article 7, suspending the validity of the second paragraph of Article 124 of Law No.27.467.

On Friday, December 27, 2019, the ENRE, under the provisions of Article 7 of Law No. 27.541, instructed Edesur not to modify the Tariff Schedule in force even though it no longer belongs to the federal jurisdiction.

During January 2020 the communications exchange has continued with the organization in order for them to review their position, involving Autonomous City of Buenos Aires and the Province of Buenos Aires as new grantors.

On January 31, 2020, the President of ENRE, Andrés Chambouleyron, who was designated after being the Secretary of Tariff Policies of former Minister Aranguen, resigned, and to date the designation of his successor by the PEN is pending (as foreseen in article 7 of Emergencies Law 27.541).

On January 8, 2020, Edesur sent ENRE by means of its note GAL No. 10 a reconsideration appeal on its note of December 27, 2019, in which it instructed not to apply what is established in the Tariff Delay Agreement, which was rejected by ENRE on January 13, through note NO-2020-02753292-APN-DIRECTORIO#ENRE.

Regardless of this rejection, on January 29, Edesur sent in note GAL No. 50 the new tariff table to be applied in function of the mechanism for updating monitoring of the costs defined in the current RTI corresponding to February 2020, including the recoveries owed. It was sent with a copy to the Province of Buenos Aires and Autonomous City of Buenos Aires as grantors. As of the present date, no response has been received.

On March 17, 2020 through Decree of Need and Urgency of the National Executive Branch No. 277/2020 Attorney Federico José BASUALDO RICHARDS was named financial controller of ENRE until December 31, 2020. With the attributions and faculties necessary to carry out all the actions leading to the realization of the objectives of article 5 of Law 27.541 (“… initiate a process of renegotiation of the current integral tariff review or begin a review of an extraordinary nature, under the terms of laws 24.065, 24.076 and other applicable standards, as of the coming into force of this law and for a maximum term of up to one hundred and eighty (180) days, tending to a reduction of the real tax burden on homes, commerce and industries for 2020.”). Jointly with the undertaking of an Audit and Technical, Legal and Economic Review of the previous management, with the obligation of contributing information and/or documentation to the PEN and of proposing the actions and measures that are deemed necessary to adopt. In addition, a suspension of the current members of the Board of Directors of ENRE, without pay is established, and a call to replace them in a period of 180 days.

In the framework of the Global Pandemic associated to the new coronavirus COVID-19, the National Executive Branch has issued the following:

On March 17, 2020 through Decree

•    March 17 DNU 287/2020 – declaration of Health Emergency from March 12 for one year.

•    March 20 DNU 297/2020 – Preventive and Mandatory Social Isolation

•    March 31 DNU 325/2020 – Extension until April 12

•    April 11 DNU 355/2020 – Extension until April 26

•    March 20 DNU 298/2020 – Suspension of Administrative Deadlines of public management processes during the isolation.

•    March 25 DNU 311/2020 – Limitation on the possibility of suspending basic services (180 consecutive days) including users who have already been notified that they will be disconnected. Note that due to our efforts, especially through ADEERA, we accomplished that on the one hand the universe reached was restricted, and on the other an unprecedented event in measures of this type is its scope that encompasses telephone, internet and cable television. Although from the point of view of the media, the event will be communicated without the clarifications of the case by the authorities, the small printing restricts the universe of users to those that currently have a SOCIAL TARIFF or those that receive some type of allowance or particular subsidy (Public Welfare Entities, Neighborhood Clubs, etc.).

In this same framework, the ENRE has communicated on the one hand, opening of a virtual information desk where reports and their notes must be sent, and has officialized the following measures by resolution:

•    Resolution ENRE 0003 dated March 21, 2020, which instructs Suspension of Personal Attention to the Public (closing of offices), implementation of an electronic commercial attention and complaints system and that only the human resources required to continue providing the services in its technical and operating aspects be mobilized.

•    Resolution ENRE 0006 dated March 24, which requests the maximizing of measures to ensure the operation of the respective control, operation and dispatch control centers for the High Voltage (AT), Medium Voltage (MT) and Low Voltage (BT) Networks and the presentation and updating of the Emergency and Service Continuity Plans.

Regarding the latter, through Ger Gen No. 13 dated March 13, 2020, EDESUR had already sent that additional information, and the extension of the health services considered in this pandemic as essential is foreseen.

Under the conditions of the third stage of Administrated Quarantine, EDESUR is presenting different proposals to the regulator in order to allow the return of non-essential activities of the service, which have an impact on the company’s commercial processes. In addition, we are working in conjunction with ADEERA for the presentation of different transition proposals for the electrical sector.

Accordingly, on April 13, 2020, the Regulating Authority responded through note NO-2020-25418001-APN-ENRE#MDP accepting the request of EDESUR to use all the Smart Meters installed in its concession area for billing, supporting in this manner the new technology installed.

In conjunction with the same, and within the Framework of the Third Stage of the so-called ADMINISTRATED QUARANTINE, FLEXIBILIZATION of Res. ENRE No. 03/2020 was proposed, including activities of Reading of the Medium and Large Demands (T2 and T3) meters in the field. This activity would be carried out by approximately 30 persons on site driving in motorcycles to attend to 35,000 dispersed users that represent ≈ 45% of billed energy. In addition, it was proposed that if customers were not open or if due to safety issues in relation to COVID-19 they decided not to authorize the reading, that an explanatory form should be left at the location with COMMERCIAL INFORMATION AND INFORMATION ON SELF READING. This activity was authorized on May 6 through Note ENRE NO-2020-30207534-APN-ENRE#MDP, the regulating entity authorized EDESUR to resume Reading the Tariff T2 and T3 meters in the field in the framework of the Safety Protocol previously submitted by EDESUR. Likewise, on May 18, 2020, the ENRE through Note NO-2020-32410500-APN-ENRE#MDP agreed to the following request made by EDESUR in order to be authorized to resume READING METERS in the FIELD for Tariff 1 customers. To date that process has been standardized.

Previously, on May 5, the regulator issued Resolution ENRE 27, instructing the amendment of the estimating criteria for the T1R Tariff requiring the application of the lowest consumption recorded in the last THREE (3) years to bill those estimated consumptions.

Likewise, on May 15 in the framework of the difficulties that commerce and the industries are going through the ENRE issued Resolution 35 through which the users reached by ASPO that have suffered a reduction of 50% or more in their power demand, can suspend payment or make partial payments on account of the contracted power in the electric energy supply contracts –until recovery of the demand reaches 70%-, maintaining the obligation to pay the rest of the charges, which is in line with Res. 173, dated April 17 issued by the Ministry of Productive Development, reason for which it regulated the DNU 311/2020 and created the Coordination Unit whose purpose will be to determine the Users benefitted by it, through cross-referencing the database and requesting information from the companies. In addition, defining that users in default will receive a Payment Plan with 30 equal and consecutive installments at a rate to be defined, in order to pay the debt generated during the period of Mandatory Preventive Isolation. Likewise, it establishes the declaration of those payment plans both to the ENRE and to CAMMESA in order for its energy to have a similar treatment in the Energy Purchase Invoice that EDESUR receives from CAMMESA.

Within this same framework, and through Note CPyR/ARyO No. 006/20, the ENRE is asked to include in Operating Flexibilization the Opening of Offices and Main Cashiers (San José Branch – Large Customers, Quilmes Branch, Lomas Branch and Avellaneda Branch) in order to facilitate Payment of Invoices in Cash, which has been difficult during the Mandatory and Preventive Isolation. All this is accompanied by a Safety and Hygiene Protocol for Attention and Collection in a COVID-19 situation. This request has not been answered to date. And there are no major inconveniences, since the company continues to verify constant recovery of the collectability ratios after the initial impact of the ASPO.

On the other hand, a significant number of Complaints Pending Resolution were detected in the area of Intervention that is being carried out by the REGULATING ENTITY. In order to close these, on May 12, the financial controller dictated Resolution ENRE 30 which applies a sanction of 2,000 kWh destined to the 12,700 users with complaints due to excessive consumption errors and/or billing errors. In addition, in those cases in which it has issued a credit and/or a debit or should have issued the debit, it will add to each of the users reached by such circumstance, a fine of 1,000 kWh, which has been paid in order to file the corresponding appeal.

As a result of the different regulations issued in this period, the information requested by the regulator has increased, in order to be able to have a record of its evolution and its impact:

•    Information on Cash (daily), Billing (weekly), Collection (weekly), CAMMESA (weekly), Analysis of Default (weekly) and Liabilities with Suppliers (excluding CAMMESA)

•    Customers in default in the framework of DNU 311/2020 and Res. MDP 173/2020 for the Coordination Unit

Within this framework, EDESUR has been working proactively issuing notes and information on its own and from the ADEERA association, including:

•	Notes warning the difficulties that the sector is going through

•	Solidary Tariff Proposal: compensation of debts in CAMMESA, segmented subsidy decrease and adjustment of the VAD with TOTAL increase less inflation
•	Proposal for Cleaning-up the PAYMENT CHAIN of the SECTOR

In line with that strategy, on June 18, and prior to the 180-day deadline established by Article 5 of Law 27541 on Solidarity and Productive Reactivation, EDESUR proactively, through its Note Ger. Gen 55 sent the ENRE, without this meaning consent in respect to its jurisdiction, issued a “Report” that contained a detailed analysis of the evolution of the Integral Tariff Review defined under the scopes of ENRE Resolution No. 64/17, considering also its comparison with what effectively happened since its coming into effect on February 1, 2017 up to December 31, 2020, so that it can serve as part of the Extraordinary Tariff Review established by that law. It was accompanied by the relevant corresponding tariff update complaint. Notes and copies were issued simultaneously to the grantors (CABA and PBA) and to the Secretary of Energy, different municipalities of the concession area and the respective defenders of the people.

Finally, and in a practically simultaneous manner, on June 19, the Official Gazette issued Decree of Need and Urgency No. 543, which firstly establishes the extension by 180 consecutive days as of the expiry of the 180-day term established for the Extraordinary Tariff Review established by Article 5 of Law 27541 on Solidarity and Productive Reactivation. In this manner, the new deadline for the review is December 17, 2020. In second place, there is an extension of the benefits established by DNU 311/20 (restrictions on suspension of services) in case of default or lack of payment of users of up to 6 consecutive or alternate invoices (previously 3), which are due since March 1, 2020.

On July 14, 2020, Edesur sent the ENRE by means of its Note GAL No. 330 the new tariff table to be applied in function of the updating mechanisms for monitoring the costs defined in the current RTI corresponding to August 2020, including the different recoveries owed to date. This was sent with a copy to the Province of Buenos Aires and the Autonomous City of de Buenos Aires as grantors. It is sent in order to reinforce the position of EDESUR in case of non-compliance with the regulating organization in this matter. It is deemed that it will reject the adjustment requested based on the extension granted by the DNU 543.

The authorities that are involved in the regulating organization (ENRE) since March 2020, have continued with the process of catching up with the sanctions that said organization had already processed and that had fallen into a holding pattern since the middle of August 2019 (electoral results of the primaries) and their intervention. In this framework, it issued resolution No. 56 (June 26, 2020), which applies a fine to 380 complaints for Excessive Consumption pleading lack of treatment on the part of EDESUR; No. 60 (June 26, 2020), which applies sanctions on matters of Security on Public Thoroughfares in relation to the Complaints from the July to September quarter of 2018; and No. 63 (July 3, 2020) in relation to non-compliances detected in the inspections that the regulator carried out in our commercial offices in 2017.

In order to progress toward a solution that allows for regularization of the debts of the authorities of the Province of Buenos Aires and the National State in relation to the supply in Underprivileged Neighborhoods, on August 8, 2020, authorities of EDESUR met with the Governor of the Province of Buenos Aires.

The proposal made by EDESUR consists in an agreed procedure that guarantees to the Government of the Province of Buenos Aires that the funds that are received for that concept will be used by EDESUR exclusively for the execution of the electrical infrastructure in that Province.

On August 14, the Senate Chamber turned into LAW the project for Extending the 2020 Budget, which in its articles 18 to 20, establishes the possibility of granting loans for the equivalent of 3 invoices from CAMMESA to distributors that are up to date with that company or have a current Payment Plan for debts prior to October 31, 2020. These were subsequently observed (vetoed) by the respective regulatory decree.

In addition, articles 13 and 14 created an Emergency Municipal Infrastructure Program of the Province of Bs As. (PREIMBA) for maintenance and works in urban, suburban and rural environments of the Province, with the Ministry of the Interior and of Public Works in charge of dictating the regulation for their instrumentation.

In July, the Controller of ENRE issued a newsletter communicating the results of the audit in respect to the process of Comprehensive Tariff Review carried out by the previous management. That newsletter repeatedly confuses the Tariff increases (Wholesale Cost – Subsidy + Remuneration of the Distributor) with the Remuneration of the Distributor established in that RTI. To date, we have not been able to access the file that refers to it, and that would have been sent to the Ministry of Productive Development.

During July, several Mayors of the municipalities of EDESUR’s concession area, due to various internal problems in underprivileged neighborhoods, which are therefore their responsibility, have been sending press releases that in principle state deficiencies in EDESUR’s services. Among them, the issuance by ENRE of 3 expected normal timing fines for safety in public thoroughfares:

-	ENRE Resolution 85/20: refers to a BT line in Ezeiza that ended up in a fire. Fine of 350,000 kWh

-	ENRE Resolution 86/20: is a non-compliance with the instruction of the ENRE due to complaint from the deliberating board of Lomas de Zamora regarding a service station (supply to an underprivileged neighborhood). Fine of 200,000 kWh
-	ENRE Resolution 87/20: is a quarterly SVP control fine for April, May and June of 2018, corresponding to 3,020 abnormalities. Fine of 41,603,000 kWh

Decree 756 was issued on September 21 and extends the benefits of DNU 311/2020 and 543/2020 in case of default or lack of payment of up to SEVEN (7) consecutive or alternate invoices, due from March 1, 2020 for vulnerable customers (previously 3 and then 6); and extension of the lapse of application up to December 31, 2020.

Brazil

In Brazil, there are three types of tariff adjustments: i) Ordinary Tariff Reviews (“RTO”) which are conducted periodically in accordance with the provisions in the concession contracts (in Enel Distribución Ceará and Enel Distribución São Paulo every 4 years and in Enel Distribución Río and Enel Distribución Goiás every 5 years); (ii) Annual Adjustments (“IRT”) since Brazil, unlike other countries, does not automatically index its tariffs to inflation; and (iii) Extraordinary Reviews (“RTE”) when important events have occurred that may affect the financial situation of the distributors.

In September 2012, the government approved Temporary Measure 579, one purpose of which was to reduce certain electricity tariff taxes and special charges paid by the final user, which will be paid in the future with the state budget. In January 2013, the Temporary Measure became Law 12,783, giving rise to Extraordinary Tariff Reviews that resulted in tariffs dropping an average of 18% throughout the country. This reduction affected Enel Distribución Río S.A. and Enel Distribución Ceará S.A. from the end of January 2012 to April 2013 (when the respective annual readjustments went into effect).

In April2014, ANEEL finalized its periodic tariff review of Enel Distribución Río S.A. for the 2014-2019 period with retrospective effect on March 15, 2014.

On March 1, 2015, through Resolution No. 1858/2015, Enel Distribución Ceará S.A. had an extraordinary review when its rate increased by 10.28% for purposes of face the increases in charges (Energy Development Account - CDE) and the costs of energy purchase.

The last periodic tariff review of Enel Distribución Ceará S.A. was made in 2015 (the first of our distribution companies using the new fourth tariff cycle technology) for the 2015 – 2019 period, effective beginning on April 22, 2015. Such review was provisional as the methodologies of tariff review were not approved in time. The additional average increase in tariffs was 11.69% as approved under Resolution No. 1882/2015. In 2016, the final review will be calculated, and the positive and negative differences derived from applying the new methodology will be included in the 2016 readjustment.

Enel Distribución Ceará S.A. will begin to use the fourth tariff cycle methodology in its tariff review in March 2019; however, in March 2015 it has a final average increase of 37.3% (Resolution No. 1,869/2015) essentially due to increases in Section A.

Finally, still in the scope of the fourth tariff cycle, on November 17, 2015, Chapter 2.3 of the Tariff Review Procedures related to the determination of the Basis for Remuneration was approved, under which a Database of Referential Prices was created to value certain variables of the basis for remuneration in the upcoming tariff reviews.

ANEEL approved the results of the first periodic review of Enel Cien S.A. (formerly named CIEN S.A.). Beginning on July 1, 2015, the tariffs decreased 7.49%, as approved by Resolution No. 1.902/2015.On March 8, 2016, ANEEL approved the tariff adjustment of Enel Distribución Rio (formerly Ampla). Beginning on March 15, 2016, the tariffs were adjusted by an average of 7.38% for all of its customers (7.15% for low voltage consumers and 7.89% for high voltage consumers).

ANEEL, through Resolution No. 2.061 dated April 12, 2016, approved the final results of the fourth periodic tariff review (“RTP”) of Enel Distribución Ceará S.A., which were included in the 2016 adjustments.

ANEEL, through Resolution No. 2.065 dated April 19, 2016, approved the energy tariffs of Enel Distribución Ceará S.A. as a result of the 2016 tariff adjustments. The average increase in tariffs to consumers was 12.97%.

Colombia

CREG is the entity that defines the method by which distribution networks are paid. Distribution charges are reviewed every five years and updated monthly according to the Producer Price Index (“PPI”). Currently, these charges include the new replacement value of all operational assets, the Administration, Operation and Maintenance (“AOM”) and non-electrical assets used in the distribution business.

In Colombia, the current distribution charges for Codensa were issued by CREG in October 2009.

Additionally, CREG issued Resolution No. 95 dated 2015, which defined a method for calculating the regulated remuneration tariff (“WACC”) for electricity transmission and distribution, as well as for natural gas transportation and distribution.

In February 2019, CREG issued CREG Resolution No. 016 of 2019, modifying the return rate for the activity of electric energy distribution approved in CREG Resolution No. 016 of 2018, in response to the aforementioned methodology.

In February 2018, CREG issued Resolution No. 015 of 2018, which definitively decides on the Distribution Remuneration Methodology for the new tariff period, which determines the remuneration over the existing asset base, the presentation of investment plans, the remuneration of operating and maintenance expenses and defines ways to decrease losses and service quality.

Subsequently, as a result of the comments sent by the agents in July 2018, CREG Resolutions No. 085 of 2018, No.151 of 2018, No. 036 of 2019 and No. 199 of 2019, were issued by which some provisions of CREG Resolution No. 015 are clarified and corrected, including the retroactive adjustment factor, the review of the investment plan and the application of the quality schedule. Finally, in December 2019, CREG issued Resolution No. 189 of 2019 which approved the variables necessary to calculate the revenue and charges in accordance with the activity of electric energy distribution for the trading market of Codensa.

In September, 2018 CREG issued Resolution No. 114 of 2018, by which it determined the general principles and conditions that must be met by the mechanisms for the marketing of electric energy in order for its prices to be recognized in the component of costs of energy purchases from the regulated user.

In May 2019, the Ministry of Mines and Energy issued Resolution No. 40459. This new regulation from the Ministry revises the public policy guidelines on Advanced Measurement Infrastructures (AMI) in the public electric power service.

In May 2019, Law No.1955, the National Development Plan 2018-2022, was approved, which contains the following guidelines:

•    Subsidies to customers in categories 1, 2 and 3 are extended until December 31, 2022.

•    A special transitional regime is created to ensure the sustainability of efficient service provision: i) surcharge per kilowatt hour consumed to support the Business Fund in the national territory (COP 4/kWh); and ii) additional 1% contribution to the SSPD regulated in article 85 of Law No.142 of 1994.

•    Law No.143 of 1994 is revised to extend the restriction on vertical integration and restrict integration through business groups.

•    The Ministry of Mines and Energy (or the entity designated to perform this function) will regulate the scope of the aforementioned measures.

In September 2019, the SSPD issued the regulation of the national surcharge of COP 4 / kWh, as part of the measures required to guarantee the provision of electric power service under the charge of the companies operated by the SSPD. This rate applies to strata 4,5 and 6; commercial and industrial, and will be in force from November and will be retroactive to July and its collection is considered third party income.

In October 2019, CREG issued Resolution No. 129 of 2019; which establishes the formula for the transfer in the energy purchase component to the regulated user of the prices of the contracting mechanism that sign contracts resulting from the auction referred to in Resolution No. 40590 of 2019 of the Ministry of Mines and Energy.

In October 2019, the Commission issued Resolution CREG No. 130 of 2019, which defines the principles, behavior and procedures to be followed by retail traders when entering into energy contracts for the regulated market.

In October 2019, CREG issued Resolution No. 142 of 2019, which establishes the transfer formula in the component of energy purchases to the regulated user of the prices of supplementary mechanism contracts.

In December 2019, CREG issued draft Resolution No. 155 of 2019, which contains the conceptual bases for the remuneration of the marketing activity.

In December 2019 the Commission issued Resolution CREG No. 198 of 2019, extending the application of the subsidies to tier 1 and tier 2 users.

On January 15, 2020, the Company filed an appeal before the CREG in respect to resolution CREG 189.

On March 17, 2020, the National Government issued Decree 417 of 2020, in which it declared a state of economic, social and ecological emergency throughout the national territory for a period of thirty (30) days in order to intervene in the serious public calamity affecting the country due to the new coronavirus COVID-19.

On March 22, 2020, through Decree 457 of 2020, the mandatory preventive isolation of the inhabitants of the Republic of Colombia was ordered as of zero hours (00:00 hours) on March 2020 to zero hours (00:00 horas) on April 13, 2020.

The CREG issued Resolutions CREG.ADM 050/2020 and CREG.ADM 052/2020, through which it suspends the procedural terms of administrative actions of the Energy and Gas Regulation Commission- CREG. Resolution ADM 052/20 modified the time provided in Res ADM 050/20 leaving that suspension as of March 24, 2020, to April 12, 2020, inclusive.

Specifically, we note that this resolution suspends until April 12 the actions of the CREG in providing response to the Appeal filed by CODENSA in respect to the CREG Resolution 189/19 regarding charges and revenue from distribution activities.

Standards issued by the Ministry of Mining and Energy and the Energy and Gas Commission in this quarter due to COVID-19:

•    New Regulations Declaring the State of Economic Emergency and Adoption of New Measures: Decree 417, Decree 637, Decree 798, Res 131 and 132.

•    Mandatory Preventive Isolation, Decree 457, 531,593 and 636,749.

•    Res MME 517. Deferred Payments Tier 1 and 2; Line of credit companies; voluntary contributions and unreconciled subsidy draws.

•    Res. CREG 058, Res.CREG 108, and Res CREG 104: Transitory measures are adopted for payment of Wholesale Market invoices.

•    Res. CREG 056.061, Cir. CREG 036 and Res. CREG 107: Financing options in the wholesale market.

•    Res. CREG 043: Transitory rules on supply limitation and withdrawal from the market.

•    Decree 581, New line of credit - Findeter

•    Decree D.C. 123 and Res 157: Municipality assumes a benefit of 10% of consumption of energy to tiers 1, 2, 3 and 4.

•    Res. MME 40130, Mechanism for voluntary contribution of tier 4, 5 and 6 users, and commercial and industrial users.

On June 24, 2020, the Commission issued Resolution CREG 122 of 2020, approving the final distribution for Enel Codensa. In its approval, the Commission resolved the appeal filed by the Company in respect to Resolution CREG 189 of 2019.

In addition, the Commission in its final approval makes the correction of the Base of Assets, the incorporation of additional events in the calculation of quality indicators and the retroactive application of service quality incentives.

Regulation issued in the third quarter of 2020 due to COVID-19:

•    Decree 1168 of 2020 issued by the National Government, which ends the Mandatory Isolation with Selective Isolation, driving the reactivation of economic and social life as of September 1, 2020.

•    Decrees 1076 of 2020 issued by the National Government. Mandatory isolation, conditions, mobility and opening of economic sectors in municipalities. Current up to August 31, 2020.

•    Res 152 grace period so that collection of the first payment of each invoice be done 4 months after. Tariff option up to November, growth of less than 0.6% up to January 2021.

•    Since the emergency has been extended up to November 30, the tariff applicable to the subsistence consumption for tiers 1 and 2, must continue considering the lowest variance between CPI and Cu.

On August 20, 2020, the Superintendency of Public Services issued Resolution 20201000033335 – Special Contribution Tariff and Additional Contribution to the Business Fund, and the value was paid in September and will be transferred to the tariff in October. The value to be recognized corresponds to the commercialization activity and is transferred in twelfths until the year is completed.

Peru

In Peru, the process for the determination of the distribution rate is carried out every 4 years, and is called "Value Added Distribution Fixation" (“VAD”). Exceptionally, the last process lasted 5 years, since one year was required to implement the last reforms approved in 2015 by Legislative Decree No. 1221.

The process of determining the VAD for Enel Distribución Perú corresponding to the 2018-2022 period took place during 2018. The regulator reviewed the cost studies proposed, made observations and the distribution companies technically supported their proposals. At the end of that tariff process, in general, the company, in general, maintained its annual income received in the 2013-2017 tariff period.

At the end of this tariff process, in general, the annual revenues that the company received before the beginning of the process, which corresponded to the tariff period 2013-2017, are maintained. It should be noted that the Peruvian regulation follows the regulatory scheme of an efficient model company, so that in each tariff period the efficient investment costs are established, as well as the standard operation and maintenance costs that will be recognized to each distribution company under the parameters and criteria defined by the Osinergmin (regulatory body). Prior to the reform approved by Law Decree No. 1221, the model company was set by typical distribution sectors, while as of the tariff period of 2018, the efficient model company is built individually for each distributor with more than 50,000 customers.

5.	NON-CURRENT ASSETS OR DISPOSAL GROUPS HELD FOR SALE OR HELD FOR DISTRIBUTION TO OWNERS AND DISCONTINUED OPERATIONS

5.1. Operation Central Rio Negro (CODENSA).

In October 2018, Codensa’s Board of Directors approved the start of the sale process of the Small Hydroelectric Power Plant PCH Rio Negro (the “Río Negro SHP”).

The Rio Negro SHP was received as a result of the merger with Empresa de Energía de Cundinamarca, or EEC, in 2016. Considering that Codensa was constituted after 1992, the restriction of vertical integration is applicable and therefore it cannot operate or commercially represent any generation asset. Due to the above, the SHP was operated by Emgesa S.A. E.S.P. under a usufruct agreement.

After a selling process in 2019, the transaction was successfully carried out with the signing of the asset’s purchase/sales contract on December 26, 2019. 82% of the agreed purchase price was effectively collected by Codensa and the balance is subject to the total transfer of real estate, whose process is in progress.

Taking into account the sales process and what is established in IFRS 5 “Non-current assets held for sale and discontinued operations”, prior to the classification as non-current asset held for sale, the PCH was recorded at fair value. During 2019, there were additions due to mandatory compliance with environmental issues and fair value was updated.

As of June 30, 2020, assets and liabilities held for sale were derecognized, since to date Codensa does not have control over the transferred assets.

Non-current assets and liabilities held for sale as of December 31, 2019, are detailed as follows.

12-31-2019
ThUS$
Property, plant and equipment	11,326

TOTAL NON-CURRENT ASSETS	11,326

Other non-current non-financial liabilities	3,791

TOTAL NON-CURRENT LIABILITIES	3,791

6.	BUSINESS COMBINATION

6.1 ACQUISITION OF ENEL DISTRIBUCIÓN PAULO S.A. (FORMERLY ELETROPAULO METROPOLITANA DE ELETRICIDADE DE SAO PAULO S.A.)

On April 17, 2018, subsidiary Enel Brasil S.A. through wholly-owned Enel Investimentos Sudeste S.A. (Enel Sudeste), launched a voluntary public tender offer for all the shares issued by the Brazilian electric energy distributor Enel Distribución Sao Paulo S.A., subject to the acquisition of more than 50% of those shares in order to obtain control of it.

On June 4, Enel Sudeste received approval from the Free Competition authority in Brazil, the Conselho Administrativo de Defensa Econômica (“CADE”). On that same date, the success of the public tender offer and acquisition of the initial auction was confirmed, and completed through payment of the price and transfer of shares in favor of Enel Sudeste, which took place on June 7, 2018, date from which the accounting for the purchase as established in IFRS 3 Business Combinations was applied. Specifically, 122,799,289 shares were acquired, all of the same class, corresponding to 73.38% of the share capital of Enel Distribución Sao Paulo S.A. for a total of BRL 5,552,984 (US$ 1,484 million).

Complementing the above, on June 11, 2018, Agência Nacional de Energía Eléctrica (ANEEL) issued a technical note approving the acquisition of control of Enel Distribución Sao Paulo S.A., which was produced with the purchase of the shares mentioned in the previous paragraphs. This technical note was issued by ANEEL on June 26, 2018.

Since the shareholders of Enel Distribución Sao Paulo S.A. had a deadline of July 4, 2018 to sell the remaining shares to Enel Sudeste, at the same price offered in the public tender offer (BRL 45.22 per share), during June and July the additional participation increases took place. In effect, on June 22 and June 30 and on July 2 and July 4, 2018, the amount of 4,692,338, 4,856,462, 14,525,826 and 9,284,666 shares were acquired, respectively, equivalent to a total of BRL 1,516,362 (US$ 384 million). These subsequent acquisitions represented an increase in ownership from 73.38% to 95.05%.

On September 19, 2018, the Management Council of Enel Distribución Sao Paulo S.A. approved an increase in the company’s share capital of BRL 1,500,000, through the issuance of 33,171,164 new shares. Enel Sudeste concurred in this capital increase, acquiring 33,164,964 of the new shares (US$ 395 million) with which it increased its ownership in the company to 95.88%.

The functional currency of Enel Distribución Sao Paulo S.A. is the Brazilian Real. Enel Américas has converted the initial effects of the business combination to its presentation currency, using the exchange rates current as of the acquisition date. As of the closing date of each reporting period, the financial statements of Enel Distribución Sao Paulo S.A. are converted following the accounting criteria detailed in Note 2.7.3.

Enel Distribución Sao Paulo S.A. has an area under concession that encompasses 4,526 km², which concentrates most of the gross domestic product and the highest demographic density in Brazil, with 1,581 consumer units per km², which corresponds to 33.3% of total electric energy consumed in the State of Sao Paulo and 9.3% of Brazil’s total. It covers the demand of approximately 7.2 million consumer units, it has 7,355 internal collaborators and has an infrastructure composed of 156 substations.

As of the acquisition date, Enel Distribución Sao Paulo S.A. contributed revenue from operating activities in the amount of ThUS$2,214,855 and revenue before taxes in the amount of ThUS$39,227 to the income of Enel Américas for the year ended December 31, 2018. If the acquisition had occurred on January 1, 2018, it is estimated that, for the year ended December 31, 2018, consolidated revenue from operating activities would have increased by ThUS$3,587,161 and income before taxes would have decreased by ThUS$14,678.

Assets acquired and liabilities assumed at the acquisition date

Definitive values

	Fair Value	Fair Value
Identifiable net assets acquired	ThR$	ThUS$
Cash and cash equivalents	1,037,105	273,439
Other current non-financial assets	400,311	105,544
Trade and other current receivables	3,948,137	1,040,949
Inventories	275,129	72,539
Current tax assets	41,179	10,857
Other non-current financial assets	3,205,469	845,140
Other non-current non-financial assets	1,056,711	278,608
Trade and other non-current receivables	205,249	54,115
Intangible assets other than goodwill	11,055,574	2,914,866
Property, plant and equipment	65,804	17,350
Investment property	44,049	11,614
Deferred tax assets	3,229,417	851,455
Other current financial liabilities	(2,266,501)	(597,576)
Trade and other current payables	(3,551,676)	(936,420)
Other current provision	(759,862)	(200,342)
Other current non-financial liabilities	(600,990)	(158,454)
Other non-current financial liabilities	(2,505,299)	(660,537)
Other non-current payables	(567,355)	(149,586)
Other non-current provision (*)	(2,788,278)	(735,146)
Deferred tax liabilities	(3,009,203)	(793,394)
Provisions for non-current employee benefits	(3,327,621)	(877,347)
Total	5,187,349	1,367,674

(*) It includes contingent liabilities amounting to of ThBRL 1,252,000 (ThUS$330,097), which the Company recorded as liabilities assumed at the date of acquisition. The main contingent liabilities identified in the business combination are disclosed in Note 35.3.b.32-48.

Determination of goodwill

Definitive values

	ThR$	ThUS$
Cash consideration transferred	7,069,345	1,863,874
Non-controlling interests assumed at the acquisition date	256,616	67,658
(-) Net assets acquired and liabilities assumed	(5,187,349)	(1,367,674)
Goodwill determined	2,138,612	563,858

Goodwill is mainly attributable to the value of the synergies that are expected to be achieved through the integration of Enel Distribución Sao Paulo S.A. into the Group. These synergies are related, among others, to the generation of new businesses, efficiencies in investments and administrative costs.

The amounts paid to obtain control of Enel Distribución Sao Paulo S.A. are shown below:

Cash and Cash equivalents to obtain control of Enel Distribución Sao Paulo	ThUS$
Amounts paid for the acquisition in cash and cash equivalents	(1,863,874)
Amounts of cash and cash equivalents in the acquired entity	273,439
Total	(1,590,435)

7.	CASH AND CASH EQUIVALENTS

a)	The details of cash and cash equivalents as of September 30, 2020 and December 31, 2019 are as follows:

	Balance as of
	09-30-2020	12-31-2019
Cash and Cash Equivalents	ThUS$	ThUS$
Cash balances	3,248	830
Bank balances	528,349	593,747
Time deposits	981,039	1,168,331
Other fixed-income instruments	92,670	176,089
Total	1,605,306	1,938,997

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of resale agreements maturing in 90 days or less from the date of investment. There are no restrictions for significant amounts of cash availability.

b)	The detail of cash and cash equivalents by currency is as follows:

	Balance as of
	09-30-2020	12-31-2019
Currency	ThUS$	ThUS$
Chilean peso	1,162	142,878
Argentine peso	52,609	49,846
Colombian peso	357,704	185,423
Brazilian real	960,573	699,418
Peruvian soles	79,318	188,655
U.S. dollar	153,836	672,694
Euros	104	83
Total	1,605,306	1,938,997

c)	The following table records the components of “Other payments for operating activities” line item in the Statement of Cash Flows:

	Balance as of
	09-30-2020	09-30-2019
Other Payments from Operating Activities	ThUS$	ThUS$
Payment for other taxes (VAT, ICMS, PIS/COFINS, Sales taxes, Custom taxes, taxes on bank transfers) (1)	(1,935,419)	(2,703,320)
Payments for collections made under Codensa Hogar contract (2)	(248,914)	(471,236)
Payments for the Energy Development Account (CDE) (3)	(557,831)	(948,544)
Other miscellaneous itemized payments for operating activities (4)	(258,384)	(293,618)
Total other payments from operating activities	(3,000,548)	(4,416,718)

(1)	The main elements of payments for other taxes are related to:

•	ICMS: Is a state value added tax (VAT) in Brazil, applied on the sale of telecommunications and transportation goods and services. The ICMS payments were ThUS$ 1,511,614 and ThUS$ 1,968,068 for the periods ended September 30, 2020 and 2019, respectively.
•	PIS/COFINS taxes. In Brazil, the “Programa de Integração Social” (PIS) is a social contribution tax, payable by corporations, targeted to finance the payment of unemployment insurance and allowance for low paid employees, while the “Contribuição para o Financiamento da Seguridade Social” (COFINS) is a federal contribution tax, based on gross revenues of business sales. The total amounts paid for PIS/COFINS were ThUS$ 328,362 and ThUS$ 643,246 for the periods ended September 30, 2020 and 2019, respectively.
•	Payment for taxes on sales in Peru for ThUS$$ 65,643 and ThUS$$ 61,103 for the periods ended September 30, 2020 and 2019, respectively.

(2)	Our Colombian subsidiary Codensa entered into an arrangement with a third party that develops a business with Codensa’s customers. By virtue of this arrangement, Codensa manages the collection of that third party’s receivables, since they are billed as part of the Codensa’s invoices issued monthly. The payments are related to the monthly collected amounts under the collection management contract, whereas the collections are presented in the line item “Other collections from operating activities”.

(3)	In Brazil, Law No. 10,438/2002 created the “Conta de Desenvolvimento Energético” (“CDE”). The CDE is a government fund that aims to promote the development of alternative energy sources, promote globalization of energy services and subsidizes low-income residential customers. The fund is financed through charges included in consumers and generators tariffs and government contributions.

(4)	Other miscellaneous payments for operating activities includes several types of individually non-significant payments related to operating activities.

d)	The table below details the changes in the liabilities originating in the Group’s financing activities at September 30, 2020 and December 31, 2019, including those changes representing cash flows and changes that do not represent cash flows. Liabilities originating in financing activities are those for which the cash flows were or will be classified in the cash flow statement as cash flows from financing activities:

		Cash flows from financing				Changes that do not represent cash flows
	Balance at 01/01/2020	From	Used	Paid interest	Total	Changes in fair value	Exchange differences	Financial costs (1)	New financial leases	Other changes	Balance at 09-30-2020
Liabilities from financing activities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term loans	1,406,934	1,205,406	(680,999)	(217,265)	307,142	(688)	(179,754)	231,163	-	843,493	2,608,290
Long-term loans	4,855,528	362,153	(89,819)	(4,498)	267,836	(954)	(847,213)	14,246	-	(830,744)	3,458,699
Lease liabilities	190,200	-	(65,537)	(2,985)	(68,522)	-	(25,442)	7,341	43,156	-	146,733
Assets held to cover liabilities arising from financing activities	(67,937)	42,243	-	-	42,243	3,052	(205,680)	(850)	-	11,812	(217,360)

Total	6,384,725	1,609,802	(836,355)	(224,748)	548,699	1,410	(1,258,089)	251,900	43,156	24,561	5,996,362

		Cash flows from financing				Changes that do not represent cash flows
	Balance at 01-01-2019	From	Used	Paid interest	Total	Changes in fair value	Exchange differences	Financial costs (1)	New financial leases	Other changes	Balance at 09-30-2019
Liabilities from financing activities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term loans	4,392,177	2,967,471	(6,323,056)	(492,447)	(3,848,032)	(1,763)	(42,770)	483,614	-	763,029	1,746,255
Long-term loans	4,541,131	1,362,144	(257,320)	-	1,104,824	-	(183,416)	-	-	(772,488)	4,690,051
Lease liabilities	121,973	-	(39,795)	(6,298)	(46,093)	-	4,657	8,959	103,002	134	192,632
Assets held to cover liabilities arising from financing activities	(130,195)	-	-	-	-	(12,620)	(38,199)	-	-	-	(181,014)

Total	8,925,086	4,329,615	(6,620,171)	(498,745)	(2,789,301)	(14,383)	(259,728)	492,573	103,002	(9,325)	6,447,924

(1)	It relates to accrual of interest.

8.	OTHER FINANCIAL ASSETS

The detail of other financial assets as of September 30, 2020 and December 31, 2019 is as follows:

	Balance as of
	Current		Non-Current
	09-30-2020	12-31-2019	09-30-2020	12-31-2019
Other Financial Assets	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets at fair value through profit or loss (1)	157,489	57,623	7	70
Financial assets Financial assets measured at amortized cost (1)	3,084	30,040	148	3,139
Financial assets at fair value with changes in results IFRIC 12 (2)	-	-	2,107,166	2,652,064
Financial assets at fair value with changes in other comprehensive income	-	-	611	320
Financial assets measured at amortized cost IFRIC 12 (3)	9,163	12,689	240,520	342,599
Hedging derivatives (4)	193,269	18,508	24,090	51,619
Non-hedging derivatives (5)	15,729	1,523	-	-
Total	378,734	120,383	2,372,542	3,049,811

(1)	The amounts included in financial assets measured at fair value with changes to profit and loss and financial assets at amortized cost mainly correspond to time deposits and other highly liquid investments that are easily convertible in cash and are subject to low risk of change in their value but that do not strictly meet the definition of cash equivalents as defined in Note 3.g.2 (for example with maturity date above 90 days at the time of investment).

(2)	Corresponding to concession agreements that include Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goias S.A. and Enel Distribución Sao Paulo S.A. (with balances as of September 30, 2020 of ThUS$ 703,207 (ThUS$898,154, as of December 31, 2019), ThUS$ 499,947 (ThUS$589,684 as of December 31, 2019), ThUS$34,237 (ThUS$37,589 as of December 31, 2019) and ThUS$ 869,775 (ThUS$1,126,637 as of December 31, 2019), respectively. The current legislation in effect, among other aspects, establishes that the Government in its capacity of grantor will use the New Replacement Value (VNR) in order to pay the applicable amounts to concession companies as compensation for those assets not amortized at the end of the concession term. On a monthly basis, distributors adjust the carrying amount of financial assets, once the present value of the estimated cash flows have been computed, using the rate of interest in effect for the payment corresponding to the end of concession; see Note 3.d.1

(3)	Corresponding to the concession agreement in Enel Green Power Project I (Volta Grande); see Note 3.d.1.

(4)	See Note 23.2.a)

(5)	See Note 23.2.b)

9.	OTHER NON-FINANCIAL ASSETS AND LIABILITIES

a)         The detail of other non-financial assets as of September 30, 2020 and December 31, 2019, is as follows:

	Balance as of
	Current		Non-Current
	09-30-2020	12-31-2019	09-30-2020	12-31-2019
Other non-financial assets	ThUS$	ThUS$	ThUS$	ThUS$
VAT Credit and Other Taxes	26,770	57,124	97,613	141,807
Contributions fund to Enel Distribución Goiás (1)	5,492	3,357	167,659	234,947
Ongoing services provided by third parties	10,028	10,929	-	-
Ongoing I & D and Energy Efficiency service	76,906	94,672	-	-
Judicial Deposits	-	-	253,266	340,477
Assets under construction IFRIC 12 (2)	-	-	272,375	358,289
Recoverable taxes - Pis/Cofins (3)	187,423	169,404	1,322,522	1,435,282
Prepaid expenses	20,977	18,193	-	-
Other	111,922	132,483	134,587	225,088

Total	439,518	486,162	2,248,022	2,735,890

(1) Through Law 17,555 of January 20, 2012, the state of Goiás in Brazil created the Contribution Fund for Enel Distribución Goiás (hereinafter Fundo de Aporte à CELG D - FUNAC), regulated by decree No. 7,732, dated September 28, 2012, with the purpose of collecting and allocating financial resources for reimbursement to Enel Distribución Goiás of the payments of contingencies of any nature which had taken place up until the transfer of equity control to Eletrobrás, which occurred during January 2015, according to the terms of the agreement between the shareholders and the management, as well as FUNAC’s cooperation terms. The resources of the aforementioned fund depend on the contributions made by the government of the Goiás state and the credits received for lawsuits won by Enel Distribución Goiás, which occurred during January 2015, which are reimbursed to the respective fund.

During 2019, the State of Goiás enacted a law, which limits the period of coverage of Law 17,555, from January 2015 to April 2012. The Group is taking all appropriate measures to maintain the rights acquired at the time of the purchase of Enel Distribuição Goiás, which are guaranteed by the State of Goiás itself, as established in the purchase and sale agreement signed on February 14, 2017. The appeals presented by the Group argue that the right to the guarantee is legal and contractual, given that the actions of the State of Goiás are clearly illegal, and the possibility that the legal actions will not result in a favorable ruling for the Company are considered remote. (see Note 35.3.b.19).

Having said this, since the resources are not final, as of September 2020 and as of the 2019 year-end an impairment loss was recognized in the amount of ThUS$ 11,283 and ThUS$110,774, respectively, corresponding to the amount of accounts receivable generated from April 2012 to January 2015.

(2) Corresponds to assets under construction referring to concessions of the subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goiás S.A. and Enel Distribución Sao Paulo S.A.

(3) In March 2017, the Federal Supreme Court of Brazil (STF) resolved a matter of general applicability, related to the calculation of PIS and COFINS taxes. The STF confirmed the view that the ICMS tax should not be part of the base for calculation of PIS and COFINS taxes; however, the Brazilian federal government filed an appeal, in order to determine the temporary effects and make some clarifications.

Our subsidiaries in Brazil that were affected by the resolution of the STF, filed legal actions in this sense, in the respective Federal Regional Courts. In 2019, Enel Distribución Sao Paulo and Enel Distribución Ceará were notified of the final decisions issued by those Courts, recognizing their right to deduct the ICMS applied to their own operations from the calculation bases of the PIS and COFINS, for the periods from December 2003 to December 2014 for Enel Distribución Sao Paulo, and from May 2001 and onward for Enel Distribución Ceará. In March 2020, Enel Distribución Sao Paulo received a similar notification for the period from January 2015 and onward.

Considering various analyses both internal and provided by legal advisors, as well as the best estimates available, Enel Distribución Sao Paulo and Enel Distribución Ceará recognized assets in the amount of ThUS$1,291,356 and ThUS$255,506, respectively, as of the closing of the third quarter of 2020 (ThUS$1,244,266 and ThUS$360,420, respectively, as of December 31, 2019).

Since the excess payment of the PIS and COFINS taxes was passed down to the end customers at the time, simultaneous to recognizing these recoverable taxes, our subsidiaries have recognized a regulatory liability for the same amounts indicated above, net of any cost incurred or to be incurred by the Companies in these legal proceedings. These liabilities represent the obligation to reimburse the taxes recovered to the end customers.

The Group will adopt the tax credit recovery procedures in accordance with legal provisions. The transfer to consumers will depend on the effective use of the tax credit by the Companies and will take place in accordance with the regulations of the Agencia Nacional de Energía Eléctrica (ANEEL).

On the other hand, the legal actions filed by our subsidiaries Enel Rio and Enel Goias are pending resolution, waiting for the final decision of the respective Regional Courts.

It is important to note that the PIS and the COFINS are federal contributions paid by companies in Brazil intended to finance programs for employees, public health, social assistance and social security and are applied to the gross income of the companies. The “tax on movement of goods and services” (ICMS) is a state value-added tax (VAT) in Brazil, applied to the sale of telecommunications and transportation goods and services. (See Note 24 and 35.3.b.25).

b)         The detail of other non-financial liabilities as of September 30, 2020 and December 31, 2019, is as follows:

	Balance as of
	Current		Non-Current
	09-30-2020	12-31-2019	09-30-2020	12-31-2019
Other non-financial liabilities	ThUS$	ThUS$	ThUS$	ThUS$
VAT Credit and Other Taxes	218,108	286,816	48,873	57,009
Other	22,751	33,939	44,273	54,259

Total	240,859	320,755	93,146	111,268

10.	TRADE AND OTHER RECEIVABLES

a) The detail of trade and other receivables as of September 30, 2020 and December 31, 2019, is as follows:

	Balance as of
	Current		Non-Current
	09-30-2020	12-31-2019	09-30-2020	12-31-2019
Trade and Other Receivables, Gross	ThUS$	ThUS$	ThUS$	ThUS$
Trade and other receivables, gross	3,412,391	4,243,413	560,028	617,218
Trade receivables, gross	2,867,340	3,219,045	105,670	122,428
Accounts receivable from finance leases, gross	398	-	7,558	-
Other receivables, gross	544,653	1,024,368	446,800	494,790

	Balance as of
	Current		Non-Current
	09-30-2020	12-31-2019	09-30-2020	12-31-2019
Trade and Other Receivables, Net	ThUS$	ThUS$	ThUS$	ThUS$
Trade and other receivables, net	2,751,457	3,504,457	522,643	587,957
Trade receivables, net	2,209,681	2,576,458	68,447	99,876
Accounts receivable from finance leases, net	398	-	7,558	-
Other receivables, net (1)	541,378	927,999	446,638	488,081

	Balance as of
	Current		Non-Current
	09-30-2020	12-31-2019	09-30-2020	12-31-2019
Detail of other accounts receivable, net (1)	ThUS$	ThUS$	ThUS$	ThUS$
Sectorial assets Brazil (i)	257,656	557,504	157,350	166,040
Accounts receivable "low income" (ii)	149,205	168,025	-	-
Receivables VOSA project (iii)	44,008	42,442	278,465	308,077
Accounts receivables from employees	10,622	11,024	10,578	12,850
Other	79,887	149,004	245	1,114
Total	541,378	927,999	446,638	488,081

(i) Regulatory (or industry-wide) assets and liabilities are recorded as a result of the signing in December 2014 of significant amendments to the original concession agreements entered into by our electricity distribution subsidiaries in Brazil. These amendments established that, in addition to the compensation amounts derived from investments not amortized during the respective concession periods (see Note 9 (2)), the balances of regulatory assets and liabilities that had not been recovered or returned through the tariff cycles will also be subject to compensation or return by the Brazilian government. This implies that the realization of these assets or the settlement of liabilities does not depend on the invoicing made to customers during the concession period.

These regulatory assets and liabilities arise from the differences between the actual cost and the cost considered in the tariff adjustments and generate an asset to the extent that the actual cost is greater than the one considered in the tariff, or a liability when the actual costs are lower than those considered in the tariff. These differences are considered by ANEEL, which is the government entity that regulates electricity tariffs in Brazil, in the subsequent tariff adjustment process of each concessionaire company.

In general, as a result of the normal operation of the companies, these regulatory assets and liabilities are collected or settled through invoices to customers over a period that is on average between 10 and 24 months.

CONTA-COVID

On May 18, 2020, Decree No. 10,350 was issued in the Official Gazette of Brazil, which authorized the creation of CONTA-COVID, establishes a cash-advance mechanism for electricity distribution companies in respect to accounts receivable already accrued, which under normal circumstances would be recovered through future customer billing, once the corresponding tariff update processes have been carried out. The CONTA-COVID is managed by the Electric Energy Commercialization Chamber – CCEE (Cámara Comercializadora de Energía Eléctrica).

CONTA-COVID is regulated by Regulatory Resolution No. 885 issued by the Ministry of Mining and Energy, dated June 23, 2020, and its funds were obtained through a “sectorial loan”, entered into by a group of banks. The CCEE centralized the contracting of loan transactions and transferred the funds to the electricity distribution companies, in accordance with the limit established by ANEEL for each company.

CONTA-COVID guarantees the economic resources necessary to compensate for the loss of income due to the pandemic and to protect the rest of the electricity sector’s production chain, by allowing electricity distribution companies to continue complying with their contracts. Additionally, CONTA-COVID avoided significant adjustments in electricity tariffs, since without this mechanism, there would have been an impact for consumers in the next readjustments, with payment in 12 months. With this mechanism, the impact will be diluted over a total period of 60 months.

As of September 30, 2020, the amounts received by electricity distribution subsidiaries in Brazil, which are recorded against the corresponding sectorial assets and liabilities, are summarized as follows:

	ThR$	ThUS$
Enel Distribución Ceará	380,979	71,740
Enel Distribución Río	417,092	78,409
Enel Distribución Goiás	446,498	83,882
Enel Distribución Sao Paulo	1,389,233	263,102
Total	2,633,802	497,133

The tariff increases deferred in this period will be paid by customers in up to 5 years from 2021, through a sectorial tariff charged by distributors and transferred to the CCEE. The CCEE, in turn, will amortize the loan entered into with the syndicate of the sectorial loan creditor banks.

(ii) Accounts receivable to “low income” consumers to which a social discount is applied creating a “low income” final tariff, in which the Brazilian government replenishes such discount to our subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goias and Enel Distribución Sao Paulo S.A. through a state subsidy.

(iii) Account receivables related to the Argentine Project.

There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have customers to which it has sales representing 10% or more of its operating revenue for the periods ended September 30, 2020 and 2019.

Refer to Note 11.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related companies.

b) As of September 30, 2020, and December 31, 2019, the analysis of trade accounts receivables due and unpaid, but of which no impairment losses have been recorded, is as follows:

	Balance as of
Trade accounts receivables due and unpaid, but of	09-30-2020	12-31-2019
which no impairment losses have been recorded	ThUS$	ThUS$
Less than three months	454,975	551,817
Between three and six months	106,828	95,451
Between six and twelve months	98,181	87,226
More than twelve months	176,097	213,357
Total	836,081	947,851

c) The reconciliation of changes in the allowance for credit losses of trade receivables is as follows:

Current and
Non-Current
Trade accounts receivables due and unpaid, with impairment losses	ThUS$
Balance as of January 1, 2019	799,865
Increases (decreases) for the year	159,250
Amounts written off	(168,889)
Foreign currency translation differences	(22,009)
Balance as of December 31, 2019	768,217
Increases (decreases) for the year (*)	178,841
Amounts written off	(51,142)
Foreign currency translation differences	(197,597)
Balance as of September 30, 2020	698,319

(*) Impairment losses on trade accounts receivable amounted to ThUS$ 164,944 as of September 30, 2020, which represented an increase of 20% in comparison to the loss of ThUS$ 137,417 recorded in the first nine months of 2019. This increase originated mainly due to the effects of a higher level of default generated by COVID-19, mainly from our Brazil distribution subsidiaries, in the amount of ThUS$ 74,985 offset by the effects of conversion of different foreign currencies in respect to the US dollar in the amount of ThUS$ 46,723. See Note 31.b) Trade and Other Accounts Receivable Impairment Losses.

Write-offs for bad debt

Past-due debt is written off once all collection measures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year of procedures for the few cases that arise in each country. In our distribution business, considering the differences in each country, the process takes at least 6 months in Argentina and Brazil, 12 months in Colombia and Peru. Overall, the risk of bad debt, and therefore the risk of writing off our trade receivables, is limited (see Notes 3.g.3 and 22.5).

d) Additional information:

●	Additional statistical information required under Official Bulletin 715 of the CMF, of February 3, 2012. See Appendix 2.

●	Complementary Trade Accounts Information. See Appendix 2.1.

11.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Related party transactions are performed at current market conditions.

Transactions between the companies belonging to the Group have been eliminated on consolidation and are not itemized in this note.

As of the date of these financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related party transactions.

The controlling shareholder of the Company is the Italian corporation Enel S.p.A.

11.1	Balances and transactions with related parties

The balances of accounts receivable and payable as of September 30, 2020 and December 31, 2019 are as follows:

a)          Receivables from related companies

							Balance as of
							Current		Non-Current
Taxpayer ID N°	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	09-30-2020 ThUS$	12-31-2019 ThUS$	09-30-2020 ThUS$	12-31-2019 ThUS$
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	135	145	-	-
Foreign	Enel Global Infrastructure And Network	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	423	119	-	-
Foreign	Enel S.P.A.	Italy	Parent	EUR	Other services	More than 90 days	-	254	-	-
Foreign	Enel S.P.A.	Italy	Parent	EUR	Other services	Less than 90 days	908	1,027	-	-
Foreign	Enel S.P.A.	Italy	Parent	BRL	Other services	Less than 90 days	-	38	-	-
Foreign	Enel S.P.A.	Italy	Parent	BRL	Other services	Less than 90 days	217	421	-	-
Foreign	E-Distribuzione S.P.A	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	14	17	-	-
Foreign	E-Distribuzione S.P.A	Italy	Common Immediate Parent	ARS	Other services	Less than 90 days	-	4	-	-
Foreign	Enel Green Power Argentina	Argentina	Common Immediate Parent	ARS	Other services	Less than 90 days	-	101	-	-
Foreign	Enel Green Power S.P.A.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	265	188	-	-
Foreign	Enel Global Trading S.P.A.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	1	36	-	-
Foreign	Endesa España	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	18	18	-	-
Foreign	Enel Iberia S.R.L.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	1,289	1,288	-	-
Foreign	Enel Iberia S.R.L.	Spain	Common Immediate Parent	COP	Other services	Less than 90 days	-	29	-	-
Foreign	Endesa Operaciones y Servicios Comerciales S.L.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	42	115	-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	25	53	-	-
Foreign	Enel Energia S.P.A	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	-	81	-	-
Foreign	Enel Global Thermal Generation S.R.L.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	72	47	-	-
Foreign	Enel Global Thermal Generation S.R.L.	Italy	Common Immediate Parent	BRL	Other services	Less than 90 days	83	67	-	-
Foreign	Energética Monzon S.A.C.	Peru	Common Immediate Parent	PEN	Other services	Less than 90 days	-	445	-	-
Foreign	Proyectos Y Soluciones Renovables S.A.C.	Peru	Common Immediate Parent	PEN	Other services	Less than 90 days	83	501	-	-
Foreign	Energía Nueva Energía Limpia Mexico S.R.L	Mexico	Common Immediate Parent	PEN	Other services	Less than 90 days	34	37	-	-
Foreign	Enel Green Power North América Inc.	United States	Common Immediate Parent	US$	Other services	Less than 90 days	69	-	-	-
Foreign	Enel Green Power North América Inc.	United States	Common Immediate Parent	PEN	Other services	Less than 90 days	41	41	-	-
Foreign	Enel Green Power Perú	Peru	Common Immediate Parent	PEN	Other services	Less than 90 days	1,348	2,853	-	-
Foreign	Enel Green Power Perú	Peru	Common Immediate Parent	PEN	Energy sales	Less than 90 days	4	8	-	-
Foreign	Enel Green Power Colombia S.A.S	Colombia	Common Immediate Parent	COP	Other services	Less than 90 days	583	675	-	-
Foreign	Enel X North America	United States	Common Immediate Parent	US$	Other services	Less than 90 days	-	325	-	-
Foreign	SACME	Argentina	Associated	ARS	Other services	Less than 90 days	11	13	36	68
Foreign	Enel X Colombia	Colombia	Common Immediate Parent	COP	Other services	Less than 90 days	-	2	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	403	882	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	ARS	Other services	Less than 90 days	-	97	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	COP	Other services	Less than 90 days	6	-	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	1,739	1,792	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	BRL	Other services	Less than 90 days	157	46	-	-
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	723	746	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	ARS	Other services	Less than 90 days	22	22	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	83	15	-	-
76.412.562-2	Enel Green Power Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	2	2	-	-
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Other services	Less than 90 days	2,952	2,682	-	-
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Tolls	Less than 90 days	18	15	-	-
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Energy sales	Less than 90 days	5,446	1,122	122	779
Foreign	Enel X Argentina S.A.U.	Argentina	Common Immediate Parent	US$	Other services	Less than 90 days	20	-	-	-
Foreign	E-Distributie Muntenia	Italy	Common Immediate Parent	US$	Other services	Less than 90 days	44	-	-	-
Foreign	Electric Motor Werks, Inc.	United States	Common Immediate Parent	EUR	Other services	Less than 90 days	108	-	-	-
Foreign	Yacylec S.A.	Argentina	Associated	CLP	Other services	Less than 90 days	69	-	-	-

		Total					17,457	16,369	158	847

b)          Accounts payable to related companies

							Balance as of
							Current		Non-Current
Taxpayer ID N°	Company	Country	Relationship	Currency	Description of Transaction	Term of Transaction	09-30-2020 ThUS$	12-31-2019 ThUS$	09-30-2020 ThUS$	12-31-2019 ThUS$
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	5,269	2,830	-	-
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	851	336	-	-
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	EUR	IT services	Less than 90 days	220	-	-
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	US$	Other services	Less than 90 days	67	57	-
Foreign	Enel Finance International NV (*)	Holland	Common Immediate Parent	US$	Loans payable	More than 90 days	150,651	-	-	-
Foreign	Endesa Latinoamérica S.A.	Argentina	Common Immediate Parent	ARS	Dividends	Less than 90 days	-	18	-	-
Foreign	Endesa Generación S.A.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	207	221	-	-
Foreign	Endesa Generación S.A.	Spain	Common Immediate Parent	EUR	Engineering services	Less than 90 days	23	-	-
Foreign	Endesa Generación S.A.	Spain	Common Immediate Parent	US$	Other services	Less than 90 days	8	11	-
Foreign	Enel Sole	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	1,058	1,259	-	-
Foreign	Enel Global Infrastructure and Network	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	25,878	33,938	-	-
Foreign	Enel Global Infrastructure and Network	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	13,571	2,167	-	-
Foreign	Enel Global Infrastructure and Network	Italy	Common Immediate Parent	EUR	IT services	Less than 90 days	311	-	-
Foreign	Enel Global Infrastructure and Network	Italy	Common Immediate Parent	BRL	Other services	Less than 90 days	488	1,117	-	-
Foreign	Enel S.P.A.	Italy	Parent	US$	Dividends	Less than 90 days	-	277,267	-	-
Foreign	Enel S.P.A.	Italy	Parent	EUR	Other services	Less than 90 days	8,050	8,504	-	-
Foreign	Enel S.P.A.	Italy	Parent	EUR	Technical services	Less than 90 days	52,338	50,841	-	-
Foreign	Enel S.P.A.	Italy	Parent	EUR	IT services	Less than 90 days	328	-	-	-
Foreign	Enel Italia S.R.L	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	3,187	30,186	-	-
Foreign	Enel Italia S.R.L	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	-	11,695	-	-
Foreign	Enel Italia S.R.L	Italy	Common Immediate Parent	EUR	IT services	Less than 90 days	917	11,702	-	-
Foreign	E-Distribuzione S.P.A	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	122	212	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	1,270	9,934	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	8,451	1,424	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	COP	Engineering services	Less than 90 days	-	4,883	-	-
Foreign	Enel Produzione	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	-	63	-	-
Foreign	Enel Green Power S.P.A.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	596	506	-	-
Foreign	Enel Green Power S.P.A.	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	6,623	4,434	-	-
Foreign	Enel Green Power S.P.A.	Italy	Common Immediate Parent	EUR	IT services	Less than 90 days	819	-	-
Foreign	Enel Global Trading S.P.A.	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	3,552	2,350	-	-
Foreign	Enel Global Trading S.P.A.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	698	1,462	-	-
Foreign	Enel Global Trading S.P.A.	Italy	Common Immediate Parent	EUR	IT services	Less than 90 days	430	-	-
Foreign	Endesa España	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	2,262	1,958	-	-
Foreign	Enel Iberia S.R.L.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	1,292	1,295	-	-
Foreign	Enel Iberia S.R.L.	Spain	Common Immediate Parent	BRL	Other services	Less than 90 days	-	223	-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	270	122	-	-
Foreign	Endesa Energía S.A.	Spain	Common Immediate Parent	US$	Other services	Less than 90 days	-	87	-	-
Foreign	Enel Global Thermal Generation S.R.L.	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	13,337	3,581	-	-
Foreign	Enel Global Thermal Generation S.R.L.	Italy	Common Immediate Parent	EUR	IT services	Less than 90 days	3,428	-	-	-
Foreign	Enel Global Thermal Generation S.R.L.	Italy	Common Immediate Parent	EUR	Engineering services	Less than 90 days	222	-	-	-
Foreign	Enel Global Thermal Generation S.R.L.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	1,006	547	-	-
Foreign	Proyectos y Soluciones Renovables S.A.C.	Peru	Common Immediate Parent	PEN	Other services	Less than 90 days	214	141	-	-
Foreign	Edistribución Redes Digitales, S.L.	Spain	Common Immediate Parent	EUR	Other services	Less than 90 days	610	464	-	-
Foreign	Edistribución Redes Digitales, S.L.	Spain	Common Immediate Parent	US$	Technical services	Less than 90 days	16	23	-	-
Foreign	Cesi S.P.A.	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	2	48	-	-
Foreign	Enel Green Power Perú	Peru	Common Immediate Parent	PEN	Energy purchases	Less than 90 days	1,423	1,672	-	-
Foreign	Enel Green Power Perú	Peru	Common Immediate Parent	PEN	Other services	Less than 90 days	104	153	-	-
Foreign	Enel Green Power Colombia S.A.S	Colombia	Common Immediate Parent	COP	Energy purchases	Less than 90 days	1,217	1,549	-	-
Foreign	Enel Green Power Colombia S.A.S	Colombia	Common Immediate Parent	COP	Other services	Less than 90 days	-	7	-	-
Foreign	Enel X North America	United States	Common Immediate Parent	US$	Other services	Less than 90 days	-	38	-	-
Foreign	SACME	Argentina	Associated	ARS	Other services	Less than 90 days	137	229	-	-
Foreign	Codensa S.A.	Colombia	Common Immediate Parent	US$	Other services	Less than 90 days	-	1	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	1,518	3,237	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	4,099	3,518	-	-
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	CLP	IT services	Less than 90 days	765	806
Foreign	Yacylec S.A.	Argentina	Associated	ARS	Other services	Less than 90 days	12	-	-	-
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	US$	Other services	Less than 90 days	637	901	-	-
96.800.570-7	Enel Distribución Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	293	205	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	111	272	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	CLP	Engineering services	Less than 90 days	-	552	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	805	412	-	-
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	CLP	Engineering services	Less than 90 days	1,699	945
91.081.000-6	Enel Generación Chile S.A.	Chile	Common Immediate Parent	COP	Other services	Less than 90 days	-	212
76.412.562-2	Enel Green Power Chile S.A.	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	430	387	-	-
76.924.079-9	Enel X Chile S.P.A	Chile	Common Immediate Parent	CLP	Other services	Less than 90 days	-	1	-	-
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Energy purchases	Less than 90 days	14,943	12,577	-	-
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	BRL	Other services	Less than 90 days	1,021	931	-	-
Foreign	Energética Monzon S.A.C.	Peru	Common Immediate Parent	PEN	Other services	Less than 90 days	25	-	-	-
Foreign	Enel Global Services S.r.L	Italy	Common Immediate Parent	EUR	IT services	Less than 90 days	5,137	-	-	-
Foreign	Enel Global Services S.r.L	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	32,997	-	-	-
Foreign	Enel Global Services S.r.L	Italy	Common Immediate Parent	EUR	Technical services	Less than 90 days	12,215	-	-	-
Foreign	Servizio Elettrico Nazionale SpA	Italy	Common Immediate Parent	EUR	Other services	Less than 90 days	131	-	-	-
Foreign	Enel X Argentina S.A.U.	Argentina	Common Immediate Parent	ARS	Other services	Less than 90 days	8	-	-	-

		Total					388,369	494,511	-	-

c)          Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

Taxpayer ID N°	Company	Country	Relationship	Description of Transaction	09-30-2020 ThUS$	09-30-2019 ThUS$
76.536.353-5	Enel Chile S.A.	Chile	Common Immediate Parent	Other fixed operating expenses	(5,593)	(5,890)
Foreign	Enel Finance International NV	Holland	Common Immediate Parent	Financial services	(1,355)	(126,475)
Foreign	Enel Global Infrastructure and Network	Italia	Common Immediate Parent	Other fixed operating expenses	(1,849)	-
Foreign	Enel Global Infrastructure and Network	Italy	Common Immediate Parent	Other fixed operating expenses	(8,585)	-
Foreign	Enel Global Infrastructure and Network	Italy	Common Immediate Parent	Technical services	(23,195)	(11,819)
Foreign	Enel Global Infrastructure and Network	Italy	Common Immediate Parent	Other fixed operating expenses	(2,079)	-
Foreign	Enel Global Thermal Generation S.R.L.	Italy	Common Immediate Parent	Technical services	(5,313)	(5,256)
Foreign	Enel Global Trading S.P.A.	Italy	Common Immediate Parent	Other fixed operating expenses	(1,872)	-
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	Energy sales	13,718	594
Foreign	Grupo Enel Green Power Brasil Participações Ltda	Brazil	Common Immediate Parent	Energy purchases	(106,301)	(67,563)
Foreign	Enel Green Power Colombia S.A.S	Colombia	Common Immediate Parent	Energy purchases	-	(5,051)
Foreign	Enel Green Power Perú	Peru	Common Immediate Parent	Other services	(1,999)	-
Foreign	Enel Green Power Colombia S.A.S	Spain	Common Immediate Parent	Energy purchases	(6,666)	-
Foreign	Enel Green Power S.P.A	Italy	Common Immediate Parent	Technical services	(2,688)	-
Foreign	Enel Italia S.R.L	Italy	Common Immediate Parent	Other fixed operating expenses	(2,788)	(9,675)
Foreign	Enel Italia S.R.L	Italy	Common Immediate Parent	Other services	-	(4,694)
Foreign	Enel S.P.A.	Italy	Parent	Other fixed operating expenses	(2,875)	(911)
Foreign	Enel S.P.A.	Italy	Parent	Technical services	(8,866)	(9,404)
Foreign	Enel X S.R.L.	Italy	Common Immediate Parent	Technical services	(2,074)	-
Foreign	Enel Global Services S.r.L	Italy	Common Immediate Parent	Other fixed operating expenses	(7,483)	-
		Total			(177,863)	(246,144)

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

d)          Significant transactions Enel Américas:

•	On September 26, 2018, Enel Finance International NV executed with Enel Brasil a credit agreement in Reals for the amount of BRL 9,400 million, which was actually disbursed on October 5, 2018 at a fixed interest rate of 7.676% a year and was not secured by any collateral, with a single repayment of principal and interest at maturity on July 2, 2019. The funds were used for the prepayment of promissory notes held by Enel Brasil and Enel Sudeste issued for the purchase of Eletropaulo, currently Enel Distribución Sao Paulo. The debt was paid off on the due date, of July 2, 2019.

•	On December 14, 2018, Enel Finance International NV executed with Enel Distribución Ceará a credit agreement in Reals for the amount of BRL 300 million, which was disbursed on December 18, 2018, at a fixed annual interest rate of 8% for one year, no guarantees, with a single principal and interest payment on the due date of December 18, 2019. The funds of this financing were used for working capital and it was paid off on its due date.

•	On December 14, 2018, Enel Finance International NV executed with Enel Distribución Sao Paulo, a credit agreement in Reals for the amount of BRL 420 million, which was disbursed on December 18, 2018, at a fixed annual interest rate of 8% for one year, no guarantees, with a single principal and interest payment on the due date of December 18, 2019. The funds of this financing were used for working capital and it was canceled on its expiration date.

•	On May 20, 2020, Enel Américas S.A. formalized and completely used, a committed revolving line of credit with Enel Finance International N.V. for a total of US$150 million at a variable interest rate of LIBOR 1M, 3M or 6M plus a 1.35% margin, with monthly, quarterly or biannual interest payments with expiration date of May 20, 2021. During the period of availability, Enel Américas S.A. will pay an annual availability commission equivalent to 0.35% of the margin on the amount not drawn. This revolving line of credit has no guarantees and the commitment together with the accumulated interest or any other agreed cost can be reimbursed in advance, partially or totally. Enel Américas S.A. can request renewal of a draw by sending a letter 5 (five) business days before the obligation becomes due. As of June 30, 2020, this line was fully drawn.

•	On June 17, 2020, Enel Finance International NV formalized with Enel Brasil S.A. a committed line of credit in Brazilian Reais for an amount of BRL 800 million at a variable interest rate of CDI plus a margin of 2.15%, with monthly, quarterly or biannual interest payments and expiration on June 12, 2021. During the period of availability, Enel Brasil S.A. will pay an annual availability commission equivalent to 0.35% of the margin on the amount not drawn. As of June 30, 2020, this committed line has not been drawn.

11.2	Board of directors and key management personnel

The Company is managed by a Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of September 30, 2020 was elected at the General Shareholders Meeting held on April 30, 2019, and is composed of the following members:

•	Mr. Francisco de Borja Acha Besga
•	Mr. José Antonio Vargas Lleras
•	Mr. Livio Gallo
•	Mr. Enrico Viale
•	Mr. Hernán Somerville Senn
•	Mr. Patricio Gómez Sabaini
•	Mr. Domingo Cruzat Amunátegui

At the Board of Directors’ meeting held on April 29, 2016, Mr. Francisco de Borja Acha Besga was appointed as Chairman of the Board, Mr. José Antonio Vargas Lleras was appointed as Vice Chairman of the Board and Mr. Domingo Cruzat Amunátegui was appointed as Secretary of the Board.

Likewise, at the same Board of Directors Meeting, the Directors’ Committee was elected under the requirements of Law No. 18,046 on Corporations and the Sarbanes-Oxley Act. The Directors’ Committee is composed of the following independent directors: Mr. Hernán Sommerville Senn (as Chairman), Mr. Patricio Gómez Sabaini and Mr. Domingo Cruzat Amunátegui (as Secretary).

The Board of Directors determined that Mr. Hernan Sommerville Senn is a financial expert for the Directors’ Committee of the Company.

a)	Accounts receivable and payable and other transactions

•	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel, other than electricity supply transactions in the ordinary course of business.

•	Other transactions

No transactions other than the payment of compensations have taken place between the Company and the members of the Board of Directors and key management personnel.

b)	Compensation for directors.

In accordance with Article 33 of Law No. 18,046 governing stock corporations, the compensation of Directors is established each year at the General Shareholders Meeting of the Company.

The compensation consists of paying a variable annual compensation equal to one one-thousandth of the profit for the year (attributable to shareholders of Enel Américas). Also, each member of the Board of Directors will be paid a monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended. The breakdown of this compensation is as follows:

•	UF 216 as a fixed monthly fee, and
•	UF 79.2 as a per diem for each Board meeting attended with a maximum of 16 sessions in total whether ordinary or extraordinary, within the corresponding exercise.

According to the provisions of the bylaws, the remuneration of the Chairman of the Board will be twice that of a Director.

In the event a Director of Enel Américas participates in more than one Board of Directors of domestic or foreign subsidiaries and / or affiliated, or acts as director or consultant for other domestic or foreign companies or legal entities in which Enel Américas S.A. has direct or indirect interest, he/she may receive remuneration only in one of said Board of Directors or Management Boards.

The executive officers of Enel Américas S.A. and/or its domestic or foreign subsidiaries or affiliates will not receive remunerations or per diem allowances if acting as directors in any of the domestic or foreign Enel Américas S.A.’s subsidiaries, affiliates or investee in any way. Therefore, said remunerations or per diem allowances may be received by the executive officers as long as this is previously and expressly authorized as advance of their variable portion of remuneration by the corresponding companies with which they are associated through an employment contract.

Directors’ Committee:

Each member will be paid a monthly compensation, one part in a fixed monthly fee and another part dependent on meetings attended.

This compensation is broken down as follows:

•	UF 72 as a fixed monthly fee, in any event, and
•	UF 26.4 as a per diem for each Board meeting attended, all with a maximum of 16 meetings in total, whether ordinary or extraordinary, within the corresponding fiscal year.

The following tables show details of the compensation paid to the members of the Board of Directors of the Company for the periods ended September 30, 2020 and 2019:

			09-30-2020
Taxpayer ID N°	Name	Position	Period in position	Enel Américas Board ThUS$	Board of Subsidiaries ThUS$	Directors’ Committee ThUS$
Foreigner	Francisco de Borja Acha Besga	Chairman	January - September 2020	-	-	-
Foreigner	José Antonio Vargas Lleras	Vice Chairman	January - September 2020	-	-	-
Foreigner	Enrico Viale	Director	January - September 2020	-	-	-
Foreigner	Livio Gallo	Director	January - September 2020	-	-	-
4.132.185-7	Hernán Somerville Senn	Director	January - September 2020	98	-	33
Foreigner	Patricio Gómez Sabaini	Director	January - September 2020	98	-	33
6.989.304-K	Domingo Cruzat Amunátegui	Director	January - September 2020	98	-	33

	TOTAL			294	-	99

			09-30-2019
Taxpayer ID N°	Name	Position	Period in position	Enel Américas Board ThUS$	Board of Subsidiaries ThUS$	Directors’ Committee ThUS$
Foreigner	Francisco de Borja Acha Besga	Chairman	January - September 2019	-	-	-
Foreigner	José Antonio Vargas Lleras	Vice Chairman	January - September 2019	-	-	-
Foreigner	Enrico Viale	Director	January - September 2019	-	-	-
Foreigner	Livio Gallo	Director	January - September 2019	-	-	-
4.132.185-7	Hernán Somerville Senn	Director	January - September 2019	124	-	37
Foreigner	Patricio Gómez Sabaini	Director	January - September 2019	124	-	37
6.989.304-K	Domingo Cruzat Amunátegui	Director	January - September 2019	124	-	37

	TOTAL			372	-	111

c)	Guarantees given by the Company in favor of the directors.

No guarantees have been given to the directors.

11.3	Compensation for key management personnel

a)	Remunerations received by key management personnel

Key Management Personnel
Taxpayer ID No.	Name	Position
Foreigner	Maurizio Bezzeccheri (1)	Chief Executive Officer
Foreigner	Aurelio Ricardo Bustilho de Oliveira (2)	Administration, Finance and Control Manager
10.560.169-7	Francisco Miqueles Ruz (3)	Planning and Control Manager
25.067.660-3	Simone Tripepi (4)	Enel X South America Manager
Foreigner	Raffaele Cutrignelli (5)	Internal Audit Manager
6.973.465-0	Domingo Valdés Prieto (5)	Attorney and Secretary of the Board

(1)	Mr. Maurizio Bezzeccheri assumed the position of Chief Executive Officer on August 1, 2018.
(2)	Mr. Aurelio Ricardo Bustilho de Oliveira assumed the position of Administration, Finance and Control Manager on October 1, 2018.
(3)	Mr. Francisco Miqueles Ruz assumed the position of Planning and Control Manager on February 26, 2020, replacing Mr. Paolo Pescarmona.
(4)	Mr. Simone Tripepi assumed the position of Manager of Enel X South America on August 29, 2019.
(5)	Messrs. Raffaele Cutrignelli and Domingo Valdés Prieto, executive officers of Enel Américas, are paid exclusively by Enel Chile S.A. who is their employer, but they provide services to the Company by virtue of an intercompany contract between those companies.

Incentive plans for key management personnel

Enel Américas has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Group. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

Compensation of key management personnel is the following:

	Balance as of
	09-30-2020	09-30-2019
	ThUS$	ThUS$
Remuneration	2,613	1,819
Short-term benefits for employees	115	26
Other long-term benefits - IAS	5	-
Total	2,733	1,845

b)     Guarantees established by the Company in favor of key management personnel.

No guarantees have been given to key management personnel.

11.4	Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the share price of the Company.

12.	INVENTORIES

The detail of inventories as of September 30, 2020 and December 31, 2019 is as follows:

	Balance as of
	09-30-2020	12-31-2019
Classes of Inventories	ThUS$	ThUS$
Supplies for Production	26,357	35,589
Oil	17,902	25,475
Coal	8,455	10,114
Spare parts	50,981	32,145
Electrical materials	366,125	328,505

Total	443,463	396,239

There are no inventories acting as security for liabilities.

For the periods ended September 30, 2020 and 2019, raw materials and inputs recognized as fuel cost amount to ThUS$ 107,427and ThUS$ 188.278 respectively (see Note 29).

For the periods ended September 30, 2020 and 2019 there have been no impairments recognized in inventories.

13.	CURRENT TAX ASSETS AND LIABILITIES

a)     The detail of current tax receivables as of September 30, 2020 and December 31, 2019, is as follows:

	Balance as of
	09-30-2020	12-31-2019
Tax Receivables	ThUS$	ThUS$
Monthly provisional tax payments	61,217	98,158
Other	9,754	9,163

Total	70,971	107,321

b)     The detail of current tax payables as of September 30, 2020 and December 31, 2019, is as follows:

	Balance as of
	09-30-2020	12-31-2019
Tax Payables	ThUS$	ThUS$
Income tax	143,396	220,727

Total	143,396	220,727

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

14.1 Investments accounted for using the equity method

a.	The investments of the Group accounted for using the equipment method and their movements during the nine-month period ended September 30, 2020, and the year ended December 31, 2019, are detailed as follows:

Taxpayer ID No.	Associates and Joint Ventures	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 01-01-2020 ThUS$	Share of Profit (Loss) ThUS$	Dividends Declared ThUS$	Foreign Currency Translation ThUS$	Other Comprehensive Income ThUS$	Other Increase (Decrease) ThUS$	Argentine hyperinflationary economy ThUS$	Balance as of 09-30-2020 ThUS$
Foreigner	Yacylec S.A.	Associate	Argentina	Argentine peso	33.33%	1,220	557	(345)	(186)	-	-	(196)	1,050
Foreigner	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	186	9	-	(38)	-	(38)	31	150
Foreigner	Central Termica Manuel Belgrano	Associate	Argentina	Argentine peso	25.60%	32	634	(450)	(7)	-	-	-	209
Foreigner	Central Termica San Martin	Associate	Argentina	Argentine peso	25.60%	249	843	(623)	(53)	-	-	-	416
Foreigner	Central Vuelta Obligado S.A.	Associate	Argentina	Argentine peso	40.90%	291	1,264	(692)	(62)	-	-	-	801

					TOTAL	1,978	3,307	(2,110)	(346)	-	(38)	(165)	2,626

Taxpayer ID No.	Associates and Joint Ventures	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 01-01-2019 ThUS$	Share of Profit (Loss) ThUS$	Dividends Declared ThUS$	Foreign Currency Translation ThUS$	Other Comprehensive Income ThUS$	Other Increase (Decrease) ThUS$	Argentine hyperinflationary economy ThUS$	Balance as of 12-31-2019 ThUS$
Foreigner	Yacylec S.A.	Associate	Argentina	Argentine peso	33.33%	556	(227)	-	(362)	-	668	585	1,220
Foreigner	Sacme S.A.	Associate	Argentina	Argentine peso	50.00%	236	20	(62)	(87)	-	-	79	186
Foreigner	Central Termica Manuel Belgrano	Associate	Argentina	Argentine peso	25.60%	868	117	(631)	(322)	-	-	-	32
Foreigner	Central Termica San Martin	Associate	Argentina	Argentine peso	25.60%	931	165	(501)	(346)	-	-	-	249
Foreigner	Central Vuelta Obligado S.A.	Associate	Argentina	Argentine peso	40.90%	5	508	(220)	(2)	-	-	-	291

					TOTAL	2,596	583	(1,414)	(1,119)	-	668	664	1,978

b.	Additional financial information on investments in associates

- Investments with significant influence.

The following tables set forth financial information as of September 30, 2020 and December 31, 2019, from the Financial Statements of the investments in associates where the Group has significant influence:

	September 30, 2020
Investments with Significant Influence	Ownership Interest Direct / Indirect %	Current Assets ThUS$	Non-Current Assets ThUS$	Current Liabilities ThUS$	Non-Current Liabilities ThUS$	Revenue ThUS$	Expenses ThUS$	Profit (Loss) ThUS$	Other Comprehensive Income ThUS$	Comprehensive Income ThUS$
Yacylec S.A.	33.33%	3,984	1,313	801	1,347	2,894	(1,224)	1,670	(560)	1,110

	December 31, 2019
Investments with Significant Influence	Ownership Interest Direct / Indirect %	Current Assets ThUS$	Non-Current Assets ThUS$	Current Liabilities ThUS$	Non-Current Liabilities ThUS$	Revenue ThUS$	Expenses ThUS$	Profit (Loss) ThUS$	Other Comprehensive Income ThUS$	Comprehensive Income ThUS$
Yacylec S.A.	33.33%	4,831	1,323	932	1,562	3,085	(4,155)	(1,070)	(1,585)	(2,655)

None of our associates have issued price quotations.

There are no significant commitments and contingencies, or restrictions to the availability of funds in associated companies and joint ventures.

15.	INTANGIBLE ASSETS OTHER THAN GOODWILL

The following table presents intangible assets other than Goodwill as of September 30, 2020 and December 31, 2019:

	09-30-2020	12-31-2019
Intangible Assets	ThUS$	ThUS$
Intangible Assets, gross	7,661,719	10,206,344
Easements and water rights	42,955	47,752
Concessions	7,265,250	9,787,352
Development costs	12,873	14,494
Patents, registered trademarks and other rights	41,007	46,644
Computer software	298,448	308,336
Other identifiable intangible assets	1,186	1,766

	09-30-2020	12-31-2019
Intangible Assets, Amortization and Impairment	ThUS$	ThUS$
Accumulated Amortization and Impairment, Total	(3,616,922)	(4,678,465)
Easements and water rights	(14,619)	(16,265)
Concessions	(3,439,920)	(4,505,624)
Development costs	(8,499)	(9,948)
Patents, registered trademarks and other rights	(20,591)	(21,154)
Computer software	(132,242)	(123,906)
Other identifiable intangible assets	(1,051)	(1,568)

	09-30-2020	12-31-2019
Intangible Assets	ThUS$	ThUS$
Intangible Assets, Net	4,044,797	5,527,879
Easements and water rights	28,336	31,487
Concessions, Net (1)	3,825,330	5,281,728
Development costs	4,374	4,546
Patents, registered trademarks and other rights	20,416	25,490
Computer software	166,206	184,430
Other identifiable intangible assets	135	198

(1) The detail of concessions is the following:

	09-30-2020	12-31-2019
Concession Holder	ThUS$	ThUS$
Enel Distribución Río S.A.	498,292	688,901
Enel Distribución Ceará S.A.	407,366	543,441
Enel Distribución Goias S.A.	1,102,520	1,457,864
Enel Distribución Sao Paulo S.A.	1,817,152	2,591,522

TOTAL	3,825,330	5,281,728

Public service concession agreements to a private operator are recorded in accordance with IFRIC 12 Service Concession Agreements (see Note 3.d.1).

The reconciliations of the carrying amounts of intangible assets as of September 30, 2020 and December 31, 2019 are as follows:

Changes in Intangible Assets	Development Costs ThUS$	Easements ThUS$	Concessions ThUS$	Patents, Registered Trademarks and Other Rights ThUS$	Computer Software ThUS$	Other Identifiable Intangible Assets, net ThUS$	Intangible Assets, Net ThUS$
Opening balance as of January 1, 2020	4,546	31,487	5,281,728	25,490	184,430	198	5,527,879
Changes in identifiable intangible assets:
Increases other than from business combinations	-	-	453,876	-	33,860	-	487,736
Increase (decrease) from foreign currency translation differences	(498)	(4,675)	(1,525,175)	(2,946)	(29,449)	(19)	(1,562,762)
Amortization	(97)	(919)	(267,331)	(2,565)	(26,064)	(44)	(297,020)
Increases (decreases) from transfers and other changes	423	2,443	512	437	(3,815)	-	-
Increases (decreases) from transfers	423	2,443	512	437	(3,815)	-	-
Disposals and removal from service	-	-	(6,847)	-	-	-	(6,847)
Removals from service	-	-	(6,847)	-	-	-	(6,847)
Argentine hyperinflationary economy	-	-	26	-	5,457	-	5,483
Other increases (decreases)	-	-	(111,459)	-	1,787	-	(109,672)
Total changes in identifiable intangible assets	(172)	(3,151)	(1,456,398)	(5,074)	(18,224)	(63)	(1,483,082)

Closing balance as of September 30, 2020	4,374	28,336	3,825,330	20,416	166,206	135	4,044,797

Changes in Intangible Assets	Development Costs ThUS$	Easements ThUS$	Concessions ThUS$	Patents, Registered Trademarks and Other Rights ThUS$	Computer Software ThUS$	Other Identifiable Intangible Assets, net ThUS$	Intangible Assets, Net ThUS$
Opening balance as of January 1, 2019	4,255	43,235	5,637,387	14,118	128,218	76	5,827,289
Changes in identifiable intangible assets:
Increases other than from business combinations	13	178	601,792	1,042	83,051	-	686,076
Increase (decrease) from foreign currency translation differences	38	(187)	(202,951)	(85)	(8,651)	-	(211,836)
Amortization	(387)	(1,181)	(437,962)	(3,486)	(22,429)	(62)	(465,507)
Increases (decreases) from transfers and other changes	-	1,804	-	(5,040)	3,236	-	-
Increases (decreases) from transfers	-	1,804	-	(5,040)	3,236	-	-
Disposals and removal from service	-	-	(15,675)	-	-	-	(15,675)
Removals from service	-	-	(15,675)	-	-	-	(15,675)
Argentine hyperinflationary economy	-	-	-	-	7,391	-	7,391
Other increases (decreases)	627	(12,362)	(300,863)	18,941	(6,386)	184	(299,859)
Total changes in identifiable intangible assets	291	(11,748)	(355,659)	11,372	56,212	122	(299,410)

Closing balance as of December 31, 2019	4,546	31,487	5,281,728	25,490	184,430	198	5,527,879

As of September 30, 2020, the main additions to concession intangible assets in the amount of ThUS$453.876 arise mainly from Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo S.A. and Enel Distribución Goiás S.A. for investments in networks and extensions to optimize their operation, in order to improve the efficiency and quality of the level of service. These are recorded under concessions, in accordance with IFRIC 12 (See Note 3.d.1). As of December 31, 2019, the main additions to intangible assets for a total of ThUS$601,792 arise mainly from Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo S.A. and Enel Distribución Goiás S.A.

Additions to intangible assets for the nine-month period ended September 30, 2020, and the year ended December 31, 2019, amounted to ThUS$ 487,736 and ThUS$ 686,076, respectively.

The amortization of intangible assets amounted to ThUS$ 286,470 and ThUS$ 306,492 for the periods ended September 30, 2020 and 2019, respectively, which are presented net of PIS and COFINS taxes in the Brazilian subsidiaries.

The financial expenses capitalized for the periods ended September 30, 2020 and 2019 were ThUS$ 1.014 and ThUS$ 7,268, respectively (see Note 33). The average financing rate by averaging the financing rates from different geographical areas as 5.13 % and 10.20 % for the periods ended September 30, 2020 and 2019, respectively.

During the periods ended September 30, 2020 and 2019 the expenses for personnel directly related to constructions in progress were activated for the item of concessions for the amount of ThUS$ 56.180 and ThUS$ 67,468, respectively.

No impairment losses have been recognized as of September 30, 2020, and December 31, 2019. According to the estimates and projections of the Group management, the projections for the cash flows attributed to intangible assets allow recovering the net value of these assets recorded as of September 30, 2020 and December 31, 2019 (see Note 3.e).

As of September 30, 2020, and December 31, 2019, the Company has no intangible assets of indefinite useful life that can represent significant amounts.

16.	GOODWILL

The following table sets forth goodwill by cash-generating unit or group of cash-generating units to which it belongs and changes for the periods ended September 30, 2020 and December 31, 2019:

Company	Cash Generating Unit	Opening balance 01-01-2019 ThUS$	Foreign Currency Translation ThUS$	Argentine hyperinflationary economy ThUS$	Closing balance 12-31-2019 ThUS$	Foreign Currency Translation ThUS$	Argentine hyperinflationary economy ThUS$	Closing balance 09-09-2020 ThUS$
Enel Distribución Rio S.A.	Enel Distribución Río S.A.	219,380	(8,013)	-	211,367	(60,748)	-	150,619
Compañía Distribuidora y Comercializadora de Energía S.A.	Compañía Distribuidora y Comercializadora de Energía S.A.	13,343	(152)	-	13,191	(2,044)	-	11,147
Enel Generación El Chocón S.A.	Enel Generación El Chocón S.A.	26,255	(9,741)	8,858	25,372	(5,410)	4,558	24,520
Enel Distribución Perú S.A.	Enel Distribución Perú	68,347	1,300	-	69,647	(5,459)	-	64,188
EGP Cachoeira Dourada S.A.	EGP Cachoeira Dourada S.A.	80,441	(2,938)	-	77,503	(22,275)	-	55,228
Enel Generación Perú S.A.	Enel Generación Perú	128,643	2,447	-	131,090	(10,273)	-	120,817
Emgesa S.A. E.S.P.	Emgesa S.A. E.S.P.	5,902	(67)	-	5,835	(905)	-	4,930
Enel Perú S.A.	Enel Distribución Perú	20	3	-	23	(4)	-	19
Enel Brasil S.A.	Enel Brasil S.A.	1,021	(37)	-	984	(283)	-	701
Enel Distribución Ceará S.A.	Enel Distribución Ceará S.A.	110,429	(4,033)	-	106,396	(30,579)	-	75,817
Enel Distribución Sao Paulo S.A.	Enel Distribución Sao Paulo	551,789	(20,154)	-	531,635	(152,793)	-	378,842

Total		1,205,570	(41,385)	8,858	1,173,043	(290,773)	4,558	886,828

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the cash-generating units or groups of cash-generating units, to which the acquired goodwill has been allocated, allow the recovery of its carrying amount as of September 30, 2020 (see Note 3.e).

The origin of the goodwill is detailed below:

1.- Enel Distribución Rio S.A. (formerly Ampla Energia e Serviços S.A.)

On November 20, 1996, the Company and Enel Distribución Chile S.A. (formerly named Chilectra S.A.), together with Endesa, S.A. and Electricidad de Portugal, acquired a controlling equity interest in Cerj S.A. (now Enel Distribución Rio S.A.) of Rio de Janeiro in Brazil. The Company and Enel Distribución Chile S.A. together acquired 42% of the total shares in an international public bidding process held by the Brazilian government. The Company and Enel Distribución Chile S.A. also acquired an additional 18.5% on December 31, 2000, as such, holding, directly and indirectly, a total 60.5% ownership interest.

2.- Enel Distribución Ceará S.A. (formerly Compañía Energética Do Ceará S.A.)

Between 1998 and 1999, the Company and its former subsidiary Enel Distribución Chile S.A., together with Endesa, S.A., acquired Compañía de Distribución Eléctrica del Estado de Ceará (now named Enel Distribución Ceará S.A.) in northeast Brazil in an international public bidding process held by the Brazilian government.

3.- Compañía Distribuidora y Comercializadora de Energía S.A. (Codensa S.A.)

On October 23, 1997, Enel Américas S.A. and its former subsidiary Enel Distribución Chile S.A., together with Endesa, S.A., acquired a 48.5% equity interest in Codensa, a company that distributes electricity in Santa Fé de Bogotá in Colombia. The acquisition took place through an international public bidding process held by the Colombian government.

4.- Enel Generación El Chocón S.A.

On August 31, 1993, Enel Generación Chile S.A. (formerly known as Endesa Chile) acquired a 59% equity interest of Enel Generación El Chocón S.A. in an international public bidding process held by the Argentine government.

5.- Enel Distribución Perú S.A.

On October 15, 2009, in a transaction on the Lima Stock Exchange, the Company acquired an additional 24% interest in Enel Distribución Perú S.A.

6.- EGP Cachoeira Dourada S.A.

On September 5, 1997, the Company’s former subsidiary Enel Generación Chile S.A. acquired 79% of EGP Cachoeira Dourada S.A. in the state of Goias in a public bidding process held by the Brazilian government.

7.- Enel Generación Perú S.A. (formerly Edegel S.A.A.)

On October 9, 2009, in a transaction on the Lima Stock Exchange in Peru, the Company’s former subsidiary Enel Generación Chile S.A. acquired an additional 29.3974% equity interest in Enel Generación Perú S.A.

8.- Emgesa S.A. E.S.P.

On October 23, 1997, the Company’s former subsidiary Enel Generación Chile S.A., together with Endesa, S.A., acquired a 48.5% equity interest in Emgesa S.A. E.S.P. in Colombia. The acquisition was made in an international public bidding process held by the Colombian government.

9.- Enel Distribución Sao Paulo S.A.

On June 7, 2018, the Company’s subsidiary Enel Brasil acquired majority stock ownership in Enel Distribución Sao Paulo S.A. (see Note 6.2).

17.	PROPERTY, PLANT AND EQUIPMENT

The following table sets forth the property, plant and equipment as of September 30, 2020 and December 31, 2019:

	09-30-2020	12-31-2019
Classes of Property, Plant and Equipment, Gross	ThUS$	ThUS$
Property, Plant and Equipment, Gross	14,664,209	15,957,450
Construction in progress	1,095,176	1,189,709
Land	145,285	163,522
Buildings	459,968	493,914
Plant and equipment	6,439,412	6,942,941
Network Infrastructure	6,156,664	6,743,394
Fixtures and fittings	367,704	423,970

	09-30-2020	12-31-2019
Classes of Accumulated Depreciation and Impairment in Property, Plant and Equipment	ThUS$	ThUS$
Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(6,891,255)	(7,194,012)
Buildings	(220,997)	(236,767)
Plant and equipment	(3,326,554)	(3,357,348)
Network Infrastructure	(3,141,232)	(3,374,311)
Fixtures and fittings	(202,472)	(225,586)

	09-30-2020	12-31-2019
Classes of Property, Plant and Equipment, Net	ThUS$	ThUS$
Property, Plant and Equipment, Net	7,772,954	8,763,438
Construction in progress	1,095,176	1,189,709
Land	145,285	163,522
Buildings	238,971	257,147
Plant and equipment	3,112,858	3,585,593
Network Infrastructure	3,015,432	3,369,083
Fixtures and fittings	165,232	198,384

The composition and movements of the property, plant and equipment accounts during the nine-month period ended September 30, 2020 and the year ended December 31, 2019, are detailed as follows:

Changes in 2020		Construction in Progress ThUS$	Land ThUS$	Buildings, Net ThUS$	Plant and Equipment, Net ThUS$	Network Infrastructure, Net ThUS$	Fixtures and Fittings, Net ThUS$	Property, Plant and Equipment, Net ThUS$
Opening balance as of January 1, 2020		1,189,709	163,522	257,147	3,585,593	3,369,083	198,384	8,763,438
	Increases other than from business combinations	390,544	-	325	-	-	7,827	398,696
	Increases (decreases) from foreign currency translation differences	(213,274)	(23,894)	(32,663)	(507,055)	(523,857)	(47,105)	(1,347,848)
	Depreciation	-	-	(9,079)	(147,525)	(146,421)	(16,708)	(319,733)
	Increases (decreases) from transfers and other changes	(265,921)	2,006	17,490	68,606	158,812	19,007	-
Changes	Increases (decreases) from transfers from construction in progress	(265,921)	2,006	17,490	68,606	158,812	19,007	-
	Disposals and removal from service	-	(1)	-	(2,830)	(3,147)	(4,243)	(10,221)
	Disposals	-	(1)	-	(2,830)	(3,147)	(4,243)	(10,221)
	Argentine hyperinflationary economy	78,596	2,663	4,895	66,344	172,702	6,879	332,079
	Other increases (decreases)	(84,478)	989	856	49,725	(11,740)	1,191	(43,457)
	Total changes	(94,533)	(18,237)	(18,176)	(472,735)	(353,651)	(33,152)	(990,484)
Closing balance as of September 30, 2020		1,095,176	145,285	238,971	3,112,858	3,015,432	165,232	7,772,954

Changes in 2019		Construction in Progress ThUS$	Land ThUS$	Buildings, Net ThUS$	Plant and Equipment, Net ThUS$	Network Infrastructure, Net ThUS$	Fixtures and Fittings, Net ThUS$	Property, Plant and Equipment, Net ThUS$
Opening balance as of January 1, 2019		1,059,070	163,660	137,455	3,722,183	3,226,015	195,089	8,503,472
	Increases other than from business combinations	775,595	414	907	3,558	-	15,418	795,892
	Increases (decreases) from foreign currency translation differences	(156,075)	(5,955)	(10,400)	(145,309)	(387,169)	(2,993)	(707,901)
	Depreciation	-	-	(14,011)	(227,473)	(193,738)	(23,006)	(458,228)
	Impairment (losses) reversals recognized in profit or loss	-	-	(1,307)	-	-	-	(1,307)
	Increases (decreases) from transfers and other changes	(677,665)	1,865	18,298	205,682	430,453	21,367	-
	Increases (decreases) from transfers	(677,665)	1,865	18,298	205,682	430,453	21,367	-
Changes	Increases (decreases) from transfers from construction in progress	(677,665)	1,865	18,298	205,682	430,453	21,367	-
	Disposals and removal from service	-	(855)	(5,180)	-	(7,416)	(3,428)	(16,879)
	Disposals	-	(794)	(412)	-	-	-	(1,206)
	Removals	-	(61)	(4,768)	-	(7,416)	(3,428)	(15,673)
	Argentine hyperinflationary economy	163,990	4,731	9,150	75,860	340,626	19,819	614,176
	Other increases (decreases)	24,794	(338)	122,235	(48,908)	(39,688)	(23,882)	34,213
	Total changes	130,639	(138)	119,692	(136,590)	143,068	3,295	259,966
Closing balance as of December 31, 2019		1,189,709	163,522	257,147	3,585,593	3,369,083	198,384	8,763,438

Additional information on property, plant and equipment, net

a)	Main investments

The main additions to property, plant and equipment correspond to investments in operating plants and new projects for ThUS$ 398,696 and ThUS$795,892 the periods ended September 30, 2020 and December 31, 2019, respectively.

In the generation business, investments in combined cycle power plants and hydroelectric power plants in the subsidiaries Enel Generación Perú S.A., Emgesa and Enel Generación Costanera that involved additions as of September 30, 2020, were in the amount of ThUS$ 86.126 (as of December 31, 2019, investments in combined cycle power plants and hydroelectric power plants in the subsidiaries Enel Generación Perú S.A., Emgesa and Enel Generación Costanera were in the amount of ThUS$221,257), whereas in the distribution businesses the largest investments have been in extensions and networks to optimize their operation, in order to improve the efficiency and quality of the level of service, which were in the amount of ThUS$ 312,247 as of September 30, 2020 (ThUS$ 551,787 as of December 31, 2019).

The depreciation of property, plant and equipment were ThUS$ 319,651, and ThUS$ 362,586 for the periods ended September 30, 2020 and 2019, respectively, which are presented net of PIS and COFINS taxes in the Brazilian subsidiaries.

b)	Capitalized cost

b.1)	Capitalized financial expenses

The capitalized cost for financial expenses for the periods ended September 30, 2020 and 2019 amounted to ThUS$4,817, and ThUS$ 5,732, respectively (see Note 33). The average funding rate mainly depends on the geographic area and amounted to 6.17 % and 7.65 % as of September 30, 2020 and 2019, respectively.

b.2)	Capitalized personnel expenses

The capitalized cost for personnel expenses directly related to constructions in progress for the periods ended September 30, 2020 and 2019 amounted to ThUS$ 51,214 and ThUS$ 63,912, respectively.

c)	Other information

i) As of September 30, 2020, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThUS$ 30,564 (ThUS$986,935 as of December 31, 2019)

ii) As of September 30, 2020, the Group had property, plant and equipment pledged as security for liabilities for ThUS$ 109,104 (ThUS$114,699 as of December 31, 2019 (see Note 35.1).

iii) The Company and its foreign subsidiaries have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million (ThUS$1,170,750) limit, including business interruption coverage. Additionally, the Company has Civil Liability insurance to meet claims from third parties with a €500 million (ThUS$585,375) limit. The premiums associated with these policies are presented proportionally for each company under the line item “Prepaid expenses”.

iv) For Enel Generación Costanera, due to the application of IAS 29 - Financial Information in Hyperinflationary Economies, (see Note 2.9), the book value of property, plant and equipment as of January 1, 2018 exceeded its recoverable value, which resulted in a deterioration of ThUS$162,274 (equivalent to ThARS 3,102,739 at the exchange rate on that date). At the end of fiscal year 2018, the Enel Generación Costanera recorded a partial reversal of the aforementioned impairment of ThUS$70,513 (equivalent to ThARS 2,656,082 using the exchange rate as of December 31, 2018), which was recognized in the results for the year, mainly as a result of the positive impact that the depreciation of the Argentinean peso had on the company’s income, whose revenues are denominated in dollars.

18.	RIGHT-OF-USE ASSETS

a)	Right-of-use assets

Right-of-use assets for the nine-month period ended September 30, 2020 and the year ended December 31, 2019, are detailed as follows:

	Land	Buildings, Net	Other Plant and equipment, Net	Right-of-use asset, Net
Changes in 2020	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2020	3,023	66,858	185,918	255,799
New assets contracts, by right-of use	14,039	1,860	4,159	20,058
Increases (decreases) from foreign currency translation differences	(1,333)	(12,441)	(22,503)	(36,277)
Removals	-	(75)	(159)	(234)
Depreciation	(1,027)	(8,598)	(18,438)	(28,063)
Other increases (decreases)	131	65	12,882	13,078
Total changes	11,810	(19,189)	(24,059)	(31,438)
Closing balance as of September 30, 2020	14,833	47,669	161,859	224,361

	Land	Buildings, Net	Other Plant and equipment, Net	Right-of-use asset, Net
Changes in 2020	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2019 before application of IFRS 16	-	1,424	181,931	183,355
Effects first application IFRS 16	3,448	50,840	17,538	71,826
Opening balance as of January 1, 2019 after application of IFRS 16	3,448	52,264	199,469	255,181
New assets contracts, by right-of use	296	4,299	26,900	31,495
Increases (decreases) from foreign currency translation differences	(90)	(1,328)	1,557	139
Depreciation	(618)	(13,049)	(27,111)	(40,778)
Other increases (decreases)	(13)	24,672	(14,897)	9,762
Total changes	(425)	14,594	(13,551)	618
Closing balance as of December 31, 2019	3,023	66,858	185,918	255,799

As of September 30, 2020, and December 31, 2019, the main right-of-use assets and lease liabilities are detailed as follows:

- Lease contract with Banco de Crédito del Perú, for a 9-year term at a 5.8% fixed rate in US dollars, with quarterly amortization that began on March 31, 2014. This lease was signed to finance the “Cold Generation Reserve” Unit. The contract qualified as a financial liability as of December 31, 2018 and December 31, 2019, due to the application of IAS 17 and IFRS 16, respectively.

- On July 21, 2016, a lease contract was signed with Banco de Crédito del Perú. That lease is for a 5-year term at a fixed rate of 3.68% in US dollars, with quarterly amortization that began the second half of 2018. This lease was signed to finance a compressor and a natural gas station for the “Cold Generation Reserve” Unit of the Malacas thermal power plant (TG5). This contract qualified as a financial asset as of December 31, 2018 and December 31, 2019, due to the application of IAS 17 and IFRS 16, respectively.

- Lease contract signed on December 16, 2015, with Scotiabank, which is for a six and a half-year term, at a fixed rate of 3.75% in US dollars, with quarterly amortization that began in September 2017. This lease was signed to finance the new TG-6 turbine for the Malacas thermal power plant (TG6). This contract qualified as a financial liability as of December 31, 2018 and 2019, due to the application of IAS 17 and IFRS 16, respectively.

- In addition, as a consequence of the application of IFRS 16 (see Note 3.f), the Group recognized as of January 1, 2019 rights of use assets related to property, plant and equipment in the amount of ThUS$71,826.

The present value of future payments derived from those contracts is detailed as follows:

	09-30-2020			12-31-2019
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Less than one year	56,410	5,249	51,161	88,846	7,203	81,643
From one to two years	35,667	4,607	31,060	49,186	6,478	42,708
From two to three years	19,277	3,369	15,908	31,187	4,946	26,241
From three to four years	11,835	2,568	9,267	17,065	3,392	13,673
From four to five years	10,845	1,976	8,869	10,055	2,128	7,927
More than five years	36,035	5,500	30,535	20,318	2,243	18,075
Total	170,069	23,269	146,800	216,657	26,390	190,267

b)	Short-term and low value leases

The consolidated income statement for the periods ended September 30, 2020 and 2019 includes expenses in the amount of ThUS$ 4,021 (ThUS$ 2,910 in 2019), that corresponds to short-term lease payments for a total amount of ThUS$ 2,119 (ThUS$ 2,205 in 2019) low value underlaying lease assets ThUS$783 (ThUS$ 705 in 2019) and related to variable leases ThUS$ 1,119, which are exempt from the application of IFRS 16 (See Note 3.f).

As of September 30, 2020, and 2019 future payments derived from those contracts are detailed as follows:

	09-30-2020	09-30-2019
	ThUS$	ThUS$
Less than one year	67	838
From one to two years	783	520
From two to three years	-	449
From three to four years	-	449
From four to five years	-	449
More than five years	-	759
Total	850	3,464

19.	INCOME TAX AND DEFERRED TAXES

a)	Income taxes

The components of income tax for the nine-month period ended September 30, 2020 and 2019 are detailed as follows:

	Balance as of
	09-30-2020	09-30-2019
Current Income Tax and Adjustments to Current Income Tax for Previous Periods	ThUS$	ThUS$
Current income tax	(431,368)	(556,814)
Tax benefit from tax losses, tax credits or temporary differences not previously recognized for the current period (current tax credits and/or benefits)	5,284	3,917
Adjustments to current tax from the previous period	7,775	23,047
Current tax (expenses) / benefit (related to cash flow hedges)	(170)	(6,674)
Other (expenses) / benefit from Current Tax	(3,279)	-

Current tax expense, net	(421,758)	(536,524)

Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	59,758	(74,734)
Adjustments to deferred taxes from the previous period	5,055	(1,763)
Total deferred tax benefit / (expense)	64,813	(76,497)

Income tax expense	(356,945)	(613,021)

The following table reconciles income taxes resulting from applying the local current tax rate to “Net income before taxes” and the actual income tax expense recognized in the consolidated statement of comprehensive income for the periods ended September 30, 2020 and 2019:

	Balance as of
		09-30-2020		09-30-2019
Reconciliation of Tax Expense	Tax Rate	ThUS$	Tax Rate	ThUS$
ACCOUNTING INCOME BEFORE TAX		1,105,930		1,834,354

Total tax income (expense) using statutory rate	(27.00%)	(298,599)	(27.00%)	(495,274)
Tax effect of rates applied in other countries	(3.99%)	(44,119)	(5.19%)	(95,203)
Tax effect of tax-exempt revenue and other positive effects impacting the effective rate	5.50%	60,841	3.71%	68,065
Tax effect of non-deductible expenses for determining taxable profit (loss)	(7.95%)	(87,898)	(6.10%)	(111,893)
Tax effect of adjustments to income taxes in previous periods	0.70%	7,775	1.26%	23,047
Adjustments for prior periods deferred taxes	0.46%	5,055	(0.10%)	(1,763)
Total adjustments to tax expense using statutory rate	(5.28%)	(58,346)	(6.42%)	(117,747)

Income tax benefit (expense)	(32.28%)	(356,945)	(33.42%)	(613,021)

The main temporary differences are described below:

b)	Deferred taxes

The table below shows the balances of the deferred tax assets and liabilities presented in the consolidated statement of financial position at September 30, 2020 and December 31, 2019:

	September 30, 2020		December 31, 2019
	Assets	Liabilities	Assets	Liabilities
Assets/(Liabilities) for Deferred Taxes	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	16,796	(458,273)	25,659	(508,172)
Amortizations	3,969	(15,347)	6,158	(22,213)
Obligations for post-employment benefits	419,495	(154)	552,760	(154)
Revaluations of financial instruments	1,608	(16,729)	1,211	(11,626)
Tax loss	203,015	-	281,080	-
Provisions	528,506	(163,392)	636,653	(237,040)
Provision for Civil Contingencies	180,520	-	241,520	-
Provision Contingencies Workers	24,097	-	36,878	-
Provision for doubtful trade accounts	113,363	-	122,104	-
Provision of Human Resources accounts	12,334	-	16,339	-
Financial assets IFRIC 12	-	(156,455)	-	(207,425)
Other Provisions	198,192	(6,937)	219,812	(29,615)
Other Deferred Taxes	161,550	(408,102)	194,989	(474,925)
Amortization PPA - (Enel Distribución Goiás)	-	(70,171)	-	(105,236)
Monetary Correction - Argentina	-	(248,379)	-	(285,210)
Other Deferred Taxes	161,550	(89,552)	194,989	(84,479)
Deferred taxes Assets/(Liabilities) before compensation	1,334,939	(1,061,997)	1,698,510	(1,254,130)
Compensation deferred taxes Assets/Liabilities	(488,305)	488,305	(610,276)	610,276
Deferred taxes Assets/(Liabilities) after compensation	846,634	(573,692)	1,088,234	(643,854)

The origin and changes in deferred tax assets and liabilities as of September 30, 2020 and December 31, 2019 are as follows:

		Movements
	Net balance as of January 1, 2020	Recognized in profit or loss	Recognized in comprehensive income	Foreign currency translation difference	Other increases (decreases)	Net balance as of September 30, 2020
Deferred Taxes Assets/(Liabilities)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	(482,513)	(34,693)	-	88,802	(13,073)	(441,477)
Amortizations	(16,055)	69	-	4,608	-	(11,378)
Obligations for post-employment benefits	552,606	(12,283)	37,705	(158,889)	202	419,341
Revaluations of financial instruments	(10,415)	(9,520)	871	3,946	(3)	(15,121)
Tax loss	281,080	1,207	-	(81,564)	2,292	203,015
Provisions	399,613	91,472	-	(91,594)	(34,377)	365,114
Provision for Civil Contingencies	241,520	(157)	-	(34,382)	(26,461)	180,520
Provision Contingencies Workers	36,878	1,314	-	(9,216)	(4,879)	24,097
Provision for doubtful trade accounts	122,104	33,588	-	(59,478)	17,149	113,363
Provision of Human Resources accounts	16,339	(2,322)	-	(1,683)	-	12,334
Financial assets IFRIC 12	(207,425)	(10,074)	-	60,460	584	(156,455)
Other Provisions	190,197	69,123	-	(47,295)	(20,770)	191,255
Other Deferred Taxes	(279,936)	28,561	-	12,265	(7,442)	(246,552)
Amortization PPA - (Enel Distribución Goiás)	(105,236)	2,328	-	28,875	3,862	(70,171)
Monetary Correction – Argentina	(285,210)	3,123	-	215	33,493	(248,379)
Other Deferred Taxes	110,510	23,110	-	(16,825)	(44,797)	71,998
Deferred Taxes Assets/(Liabilities)	444,380	64,813	38,576	(222,426)	(52,401)	272,942

		Movements
	Net balance as of January 1, 2019	Recognized in profit or loss	Recognized in comprehensive income	Foreign currency translation difference	Other increases (decreases)	Net balance as of December 31, 2019
Deferred Taxes Assets/(Liabilities)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciations	(349,781)	(38,520)	-	82,756	(176,968)	(482,513)
Amortizations	(17,194)	119	-	(308)	1,328	(16,055)
Obligations for post-employment benefits	373,951	(1,962)	195,098	(17,182)	2,701	552,606
Revaluations of financial instruments	(5,074)	1,339	(1,320)	(162)	(5,198)	(10,415)
Tax loss	258,589	1,481	-	(10,630)	31,640	281,080
Provisions	593,249	(112,506)	-	(30,273)	(50,857)	399,613
Provision for Civil Contingencies	256,544	(46,541)	-	(11,377)	42,894	241,520
Provision Contingencies Workers	32,360	146	-	116	4,256	36,878
Provision for doubtful trade accounts	235,875	7,096	-	(9,042)	(111,825)	122,104
Provision of Human Resources accounts	14,730	680	-	(223)	1,152	16,339
Financial assets IFRIC 12	(196,683)	(36,402)	-	12,177	13,483	(207,425)
Other Provisions	250,423	(37,485)	-	(21,924)	(817)	190,197
Other Deferred Taxes	(966,773)	558,125	-	37,743	90,969	(279,936)
Amortization PPA - (Enel Distribución Goiás)	(682,399)	563,517	-	13,646	-	(105,236)
Monetary Correction – Argentina	(265,047)	370	-	629	(21,162)	(285,210)
Other Deferred Taxes	(19,327)	(5,762)	-	23,468	112,131	110,510
Deferred Taxes Assets/(Liabilities)	(113,033)	408,076	193,778	61,944	(106,385)	444,380

Recovery of deferred tax assets will depend on whether sufficient taxable profits are obtained in the future. The Company’s management believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

c)	As of September 30, 2020, the Group has not recognized deferred tax assets related to tax losses carry forward for ThUS$ 53,925 (ThUS$37,442 as of December 31, 2019) (see Note 3.p).

The Group has not recognized deferred tax liabilities for taxable temporary differences relating to investment in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. As of September 30, 2020, the aggregate amount of taxable temporary differences relating to investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized were ThUS$ 2,735,587 (ThUS$3,427,371 as of December 31, 2019). On the other hand, the total amount of deductible temporary differences relating to investments in subsidiaries and joint ventures for which as of September 30, 2020, it is probable that will not reverse in the foreseeable future or there will be not sufficient taxable profits in the future to recover such temporary differences was ThUS$ 4,692,891 (ThUS$2,362,974 as of December 31, 2019).

The Group companies are potentially subject to income tax audits by the tax authorities of each country in which the Group operates. Such tax audits are limited to a number of annual tax periods and once these have expired, audits of these periods can no longer be performed. Tax audits by nature are often complex and can require several years to complete. The following table presents a summary of tax years potentially subject to examination:

País	Período
Chile	2017 - 2019
Argentina	2014 - 2019
Brasil	2015 - 2019
Colombia	2016 - 2019
Perú	2015 - 2019

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, the Company’s management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the Group companies’ future results.

The effects of deferred taxes on the components of other comprehensive income attributable to both controlling and non-controlling interests for the periods ended September 30, 2020 and 2019, are as follows:

	September 30, 2020			September 30, 2019
Effects of Income Tax on the Components of Other	Amount before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount before Tax	Income Tax Expense (Benefit)	Amount After Tax
Comprehensive Income	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets at fair value with changes in other comprehensive income	(7)	-	(7)	(603)	-	(603)
Cash flow hedges	(1,322)	1,041	(281)	1,965	(1,009)	956
Foreign currency translation	(2,875,894)	-	(2,875,894)	(1,098,508)	-	(1,098,508)
Actuarial gains (losses) from defined benefit pension plans	(112,867)	38,646	(74,221)	-	-	-

Income tax related to components of other income and expenses with a charge or credit in equity	(2,990,090)	39,687	(2,950,403)	(1,097,146)	(1,009)	(1,098,155)

The following table presents the deferred taxes for the components of other comprehensive income for the periods ended September 30, 2020 and 2019, are as follows:

	September 30, 2020	September 30, 2019
Deferred taxes of components of other comprehensive income	ThUS$	ThUS$
Total increases (decreases) for deferred taxes of other comprehensive income	38,576	(7,683)
Income tax of changes in cash flow hedge transactions	170	6,674
Deferred taxes of changes from defined benefit pension plans	941	-
Total income tax relating to components of other comprehensive income	39,687	(1,009)

d) In Colombia, Law No. 1943 of 2018 modified the income tax rate from the taxable year of 2019 defining the following rates: 33% for 2019, 32% for 2020, 31% for 2021 and 30% for 2022 and following years. This affects the taxable income obtained during each year. The effect of temporary differences involving the payment of a lower or higher income tax in the current year is accounted as deferred tax credit or debit, respectively, at the tax rates when differences are reversed (33% for 2019, 32% for 2020, 31% for 2021 and 30% as from 2022), provided that there are reasonable expectations that such differences will be reversed in the future and also for the assets, which at that time should be generating sufficient taxable income.

As a result of this increase in rates, the Colombian subsidiaries recognized as of December 31, 2018 variations in their deferred tax assets and liabilities. The net credit to results amounted to ThUS$ 4,662.

e) On December 23, 2019 in Argentina, Act No. 27,541 on “Solidaridad Social y Reactivación Productiva en el marco de Emergencia Pública” (“Social Solidarity and Reactivation of Productions in the Public Emergency Framework”) was issued in the Official Gazette, along with Decree No. 58/2019 which enacted it. Also, on December 28, 2019, Decree No. 99/2019 was issued stating the regulations for the implementation of the Act.

The main actions for the Company stated within the Act, as well as its regulations are as follows:

Act No. 27,430 provided that the corporate income tax rate would be reduced from 30% to 25% and that the additional tax on dividends or profits distributed to individuals from Argentina and abroad and legal entities from abroad would increase from 7% to 13% for fiscal periods beginning January 1, 2020. The amendment ended that rate change and preserved the original 30% and 7% rates, respectively, for annual fiscal years beginning on January 1, 2022, inclusive.

Act No. 27,468 provided that for the first three annual fiscal (tax) years beginning on January 1, 2019 the positive or negative inflationary adjustment should be distributed as follows: one-third in the annual fiscal year in which the adjustment was determined and two equal thirds in the next two immediate annual fiscal years. The amendment modified that distribution and established that the positive or negative adjustment corresponding to the first and second fiscal year beginning as of January 1, 2019, must be distributed as follows: one-sixth on the annual fiscal year in which the adjustment is determined and the remaining five-sixths in the next five immediate fiscal periods. On the other hand, 100% of the adjustment may be deducted in the year in which it is determined for annual fiscal years beginning on January 1, 2021.

On December 31, 2019, Argentine subsidiaries recorded the variations of their deferred tax assets and liabilities as a result of this increase in rates. The net charge stated in the profit and loss statement was ThUS$7,437.

f) On November 6, 2019 and after its approval at an Extraordinary Shareholder’s Meeting, Enel Distribución Sao Paulo merged the assets and liabilities of its parent, Enel Brasil Investimentos Sudeste S.A. (“Enel Sudeste”). The merged assets include amounts related to the concessionaire’s intangibles, as well as the recognition of the deferred tax liability on the concessionaire’s intangibles mentioned above (see Note 6.2). Once the merger was carried out, the deferred tax obligations were reversed, since the differences between the tax and accounting base at the time of the acquisition of Enel Distribución Sao Paulo were equal and which will be written off in the concessionaire’s future payments. As mentioned above, the company recognized a deferred tax benefit in earnings amounting to ThUS$ 553,225 for the 2019 fiscal year.

20.	OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of September 30, 2020 and December 31, 2019, is as follows:

(*) See Note 23.2.a

(**) See Note 23.2.b

a.	Interest-bearing borrowings.

The detail of current and non-current interest-bearing borrowings as of September 30, 2020 and December 31, 2019, is as follows:

	September 30, 2020		December 31, 2019
Classes of Interest-Bearing Borrowings	Current ThUS$	Non-Current ThUS$	Current ThUS$	Non-Current ThUS$
Secured bank loans	418,038	198,670	258,976	585,107
Unsecured bank loans	1,241,943	107,910	447,954	37,173
Unsecured obligations	352,925	2,674,460	264,634	3,357,885
Secured obligations	408,948	374,956	395,987	696,529
Other obligations	21,986	71,432	29,636	104,103

Total	2,443,840	3,427,428	1,397,187	4,780,797

Bank loans by currency and contractual maturity as of September 30, 2020 and December 31, 2019, are as follows:

- Summary of bank loans by currency and maturity

					Current			Non-Current
					Maturity			Maturity
Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	One to three months ThUS$	Three to twelve months ThUS$	Total Current 09-30-2020 ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non- Current 09-30-2020 ThUS$
Chile	US$	2.68%	1.38%	Unsecured	563,126	150,000	713,126	-	-	-	-	-	-
Chile	CLP	6.00%	6.00%	Unsecured	1	-	1	-	-	-	-	-	-
Peru	US$	2.62%	2.59%	Unsecured	-	25,003	25,003	-	-	-	-	-	-
Peru	PEN	2.80%	2.76%	Unsecured	9,035	29,873	38,908	47,241	-	-	-	-	47,241
Brazil	US$	3.87%	3.43%	Secured	50,578	350,391	400,969	119,403	-	2,781	-	-	122,184
Brazil	BRL	5.50%	5.39%	Secured	3,163	13,906	17,069	18,562	18,657	9,718	8,238	21,311	76,486
Brazil	US$	2.06%	2.05%	Unsecured	73,067	212,907	285,974	-	-	-	-	-	-
Brazil	BRL	2.25%	2.24%	Unsecured	440	66,937	67,377	-	-	-	-	-	-
Colombia	COP	3.58%	3.52%	Unsecured	2,531	109,023	111,554	14,217	18,464	18,026	9,451	511	60,669

Total					701,941	958,040	1,659,981	199,423	37,121	30,525	17,689	21,822	306,580

					Current			Non-Current
					Maturity			Maturity
Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	One to three months ThUS$	Three to twelve months ThUS$	Total Current 12-31-2019 ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non- Current 12-31-2019 ThUS$
Chile	US$	4.99%	2.67%	Unsecured	-	351,820	351,820	-	-	-	-	-	-
Chile	CLP	6.00%	6.00%	Unsecured	1	-	1	-	-	-	-	-	-
Peru	PEN	4.16%	4.10%	Unsecured	-	-	-	22,614	-	-	-	-	22,614
Brazil	US$	4.44%	4.16%	Secured	7,281	151,859	159,140	318,251	148,012	-	2,786	-	469,049
Brazil	BRL	6.70%	6.60%	Secured	7,458	92,378	99,836	27,916	26,338	15,975	10,576	35,253	116,058
Brazil	US$	4.66%	4.65%	Unsecured	495	60,534	61,029	-	-	-	-	-	-
Brazil	BRL	6.53%	6.52%	Unsecured	876	-	876	-	-	-	-	-	-
Colombia	COP	5.73%	5.61%	Unsecured	1,396	32,832	34,228	7,524	3,575	1,038	1,038	1,384	14,559

Total					17,507	689,423	706,930	376,305	177,925	17,013	14,400	36,637	622,280

-	Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of September 30, 2020 was ThUS$1,951,475 (ThUS$1,309,690 as of December 31, 2019). The borrowings have been classified as Level 2 fair value measurement based on the entry data used in the valuation techniques (see Note 3.h).

- Identification of bank borrowings by company

											September 30, 2020
											Current			Non-Current
Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non- Current ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNP PARIBAS 4131	U.S.A	US$	8.74%	8.40%	Upon expiration	Yes	909	-	909	70,857	-	-	-	-	70,857
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012 FINAME	Brazil	BRL	3.52%	3.49%	Monthly	Yes	370	1,097	1,467	1,463	975	-	-	-	2,438
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-F	Brazil	BRL	4.93%	4.92%	Monthly	Yes	23	-	23	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ITAÚ 4131	Brazil	US$	4.35%	4.34%	Monthly	Yes	762	75,723	76,485	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	CITIBANK 4131 II	Brazil	US$	2.07%	1.66%	Monthly	Yes	4	96,392	96,396	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	FINDETER	Colombia	COP	0.00%	0.00%	Upon expiration	No	40	358	398	478	438	-	-	-	916
Foreign	Codensa	Colombia	Foreign	BANCO BBVA COLOMBIA S.A.	Colombia	COP	3.28%	3.25%	Biannual	No	2,144	2,229	4,373	4,287	-	-	-	-	4,287
Foreign	Codensa	Colombia	Foreign	BANCO DE BOGOTÁ	Colombia	COP	3.24%	3.20%	Monthly	No	-	375	375	877	877	877	877	511	4,019
Foreign	Codensa	Colombia	Foreign	BANCO BBVA COLOMBIA S.A.	Colombia	COP	3.16%	3.12%	Quarterly	No	-	352	352	8,574	17,149	17,149	8,573	-	51,445
Foreign	Codensa	Colombia	Foreign	BANCO BBVA COLOMBIA S.A.	Colombia	COP	3.90%	3.84%	Quarterly	No	158	158	316	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	BANCO BBVA COLOMBIA S.A.	Colombia	COP	4.78%	4.70%	Quarterly	No	75	152	227	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	BANCO BBVA COLOMBIA S.A.	Colombia	COP	4.33%	4.26%	Quarterly	No	115	231	346	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	MUFG BANK LTD	Japón	COP	5.93%	5.80%	Upon expiration	No	-	105,167	105,167	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 F	Brazil	BRL	4.93%	4.92%	Monthly	Yes	11	-	11	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 FINAME	Brazil	BRL	3.01%	3.00%	Monthly	Yes	185	548	733	730	548	-	-	-	1,278
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNP 4131	Brazil	US$	2.82%	2.81%	Upon expiration	No	71,863	-	71,863	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND D)	Brazil	US$	2.61%	1.81%	Upon expiration	Yes	12	-	12	-	-	1,143	-	-	1,143
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND P)	Brazil	US$	6.32%	6.31%	Upon expiration	Yes	47	-	47	-	-	1,638	-	-	1,638
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875	Brazil	BRL	4.74%	4.73%	Monthly	Yes	270	3,283	3,553	4,325	4,325	4,325	4,325	11,173	28,473
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875	Brazil	BRL	4.74%	4.73%	Monthly	Yes	243	2,958	3,201	3,897	3,897	3,897	3,897	10,066	25,654
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	SCOTIABANK 4131 - COELCE	Brazil	BRL	2.22%	2.21%	Upon expiration	No	186	36,896	37,082	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	TOKIO 4131	Brazil	US$	1.73%	1.72%	Upon expiration	No	14	31,674	31,688	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	TOKIO 4131 II	Brazil	US$	1.73%	1.72%	Upon expiration	No	5	10,603	10,608	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	SCOTIABANK 4131 II - COELCE	Brazil	BRL	2.27%	2.26%	Upon expiration	No	254	30,041	30,295	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FINEP - COELCE	Brazil	BRL	6.73%	5.92%	Upon expiration	Yes	-	-	-	-	12	17	17	72	118
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BANCO DE CREDITO DEL PERÚ S.A.	Perú	PEN	4.16%	4.10%	Upon expiration	No	-	20,842	20,842	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BANCO INTERCIONAL DEL PERÚ S.A.A.	Perú	PEN	3.75%	3.70%	Upon expiration	No	-	-	-	47,241	-	-	-	-	47,241
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	BNDES -FINAME CAPITAL DE GIRO	Brazil	BRL	12.88%	15.87%	Monthly	Yes	1,532	4,429	5,961	5,905	6,502	-	-	-	12,407
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	CITIBANK 4131 CELG I	U.S.A	US$	2.34%	2.07%	Upon expiration	Yes	320	145,316	145,636	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	SCOTIABANK 4131 CELG	U.S.A	US$	2.98%	2.30%	Upon expiration	Yes	105	-	105	48,546	-	-	-	-	48,546
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	SCOTIABANK 4131 CELG II	U.S.A	US$	2.81%	2.15%	Upon expiration	Yes	48,382	-	48,382	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	BNP 4131 II	U.S.A	US$	2.64%	1.84%	Upon expiration	Yes	37	32,961	32,998	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BNP PARIBAS NY	U.S.A	US$	4.99%	1.83%	Upon expiration	No	105,000	-	105,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	CITIBANK N.A	U.S.A	US$	4.99%	1.83%	Upon expiration	No	35,000	-	35,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	CREDIT AGRICOLE CIB	U.S.A	US$	4.99%	1.83%	Upon expiration	No	37,892	-	37,892	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	JPMORGAN CHASE BANK	U.S.A	US$	4.99%	1.83%	Upon expiration	No	35,000	-	35,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	SUMITOMO MITSUI BANKING	U.S.A	US$	4.99%	1.83%	Upon expiration	No	70,000	-	70,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	SOCIETE GENERALE	U.S.A	US$	4.99%	1.83%	Upon expiration	No	35,000	-	35,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BBVA NEW YORK BRANCH	U.S.A	US$	4.99%	1.83%	Upon expiration	No	35,000	-	35,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BBVA S.A NEW YORK BRANCH	U.S.A	US$	1.38%	1.38%	Upon expiration	No	202	50,000	50,202	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	CREDIT AGRICOLE CIB	U.S.A	US$	1.38%	1.38%	Upon expiration	No	-	50,000	50,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	THE BANK OF NOVA SCOTIA	U.S.A	US$	1.38%	1.38%	Upon expiration	No	-	50,000	50,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BNP PARIBAS NY	U.S.A	US$	0.92%	0.92%	Upon expiration	No	63,000	-	63,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	CITIBANK N.A	U.S.A	US$	0.92%	0.92%	Upon expiration	No	21,000	-	21,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	CREDIT AGRICOLE CIB	U.S.A	US$	0.92%	0.92%	Upon expiration	No	21,032	-	21,032	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	JPMORGAN CHASE BANK	U.S.A	US$	0.92%	0.92%	Upon expiration	No	21,000	-	21,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	SUMITOMO MITSUI BANKING	U.S.A	US$	0.92%	0.92%	Upon expiration	No	42,000	-	42,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	SOCIETE GENERALE	U.S.A	US$	0.92%	0.92%	Upon expiration	No	21,000	-	21,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BBVA NEW YORK BRANCH	U.S.A	US$	0.92%	0.92%	Upon expiration	No	21,000	-	21,000	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	97036000-k	LINEA SOBREGIRO (BANCO SANTANDER)	Chile	CLP	6.00%	6.00%	Upon expiration	No	1	-	1	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 2º PROTOCOLO	Brazil	BRL	4.02%	3.94%	Monthly	Yes	528	1,592	2,120	2,243	2,398	1,479	-	-	6,120
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	TOKIO 4131	Brazil	US$	1.81%	1.80%	Upon expiration	No	-	32,573	32,573	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	SCOTIABANK 4131 ELETROPAULO	Brazil	US$	0.54%	0.53%	Upon expiration	No	-	51,251	51,251	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	BNP 4131 - ELETROPAULO	Brazil	US$	3.72%	3.71%	Upon expiration	No	1,185	86,806	87,991	-	-	-	-	-	-
Foreign	Enel Generación Piura S.A.	Perú	Foreign	SCOTIABANK	Perú	US$	2.62%	2.59%	Upon expiration	No	-	25,002	25,002	-	-	-	-	-	-
Foreign	Enel Perú S.A.C.	Perú	Foreign	BBVA	Perú	PEN	0.48%	0.48%	Quarterly	No	9,035	9,031	18,066	-	-	-	-	-	-

Totales											701,941	958,040	1,659,981	199,423	37,121	30,525	17,689	21,822	306,580

- Identification of bank borrowings by company, continued

											December 31, 2019
											Current			Non-Current
Taxpayer ID No.	Company	Country	Taxpayer ID No.	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Type of Amortization	Secured	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non- Current ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ITAU BBA INTERNATIONAL PLC	United Kingdom	US$	4.40%	4.39%	Upon expiration	Yes	1,586	-	1,586	75,769	-	-	-	-	75,769
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	CITIBANK TRADE 51301 (II)	U.S.A	US$	3.59%	3.58%	Upon expiration	Yes	8	-	8	97,075	-	-	-	-	97,075
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNP PARIBAS 4131	U.S.A	US$	8.74%	7.14%	Upon expiration	Yes	3,411	-	3,411	-	99,436	-	-	-	99,436
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012 FINAME	Brazil	BRL	3.01%	3.00%	Monthly	Yes	522	1,539	2,061	2,053	2,053	855	-	-	4,961
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-A	Brazil	BRL	9.11%	8.93%	Monthly	Yes	1,524	1,514	3,038	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-B	Brazil	BRL	10.13%	9.93%	Monthly	Yes	1,525	1,514	3,039	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	BNDES CAPEX 2012-F	Brazil	BRL	6.27%	6.13%	Monthly	Yes	33	98	131	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	SCOTIABANK 4131	Brazil	US$	3.21%	3.20%	Quarterly	Yes	620	53,436	54,056	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.18%	5.09%	Biannual	No	-	5,108	5,108	5,074	2,537	-	-	-	7,611
Foreign	Codensa	Colombia	Foreign	Banco de Bogotá	Colombia	COP	5.47%	5.36%	Monthly	No	20	-	20	692	1,038	1,038	1,038	1,384	5,190
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.13%	5.03%	Quarterly	No	75	-	75	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.18%	5.08%	Quarterly	No	64	-	64	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.21%	5.11%	Quarterly	No	35	-	35	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.13%	5.03%	Quarterly	No	126	123	249	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.18%	5.08%	Quarterly	No	81	80	161	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.21%	5.11%	Quarterly	No	77	77	154	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.86%	5.74%	Quarterly	No	189	562	751	167	-	-	-	-	167
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.78%	5.66%	Quarterly	No	97	272	369	158	-	-	-	-	158
Foreign	Codensa	Colombia	Foreign	Banco BBVA COLOMBIA S.A.	Colombia	COP	5.83%	5.71%	Quarterly	No	144	417	561	242	-	-	-	-	242
Foreign	Codensa	Colombia	Foreign	Banco Agrario	Colombia	COP	6.23%	6.09%	Quarterly	No	488	1,400	1,888	1,191	-	-	-	-	1,191
Foreign	Codensa	Colombia	Foreign	MUFG BANK LTD	Japan	COP	9.11%	8.82%	Upon expiration	No	-	24,793	24,793	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 A	Brazil	BRL	9.11%	8.93%	Monthly	Yes	843	837	1,680	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 B	Brazil	BRL	10.13%	9.93%	Monthly	Yes	843	837	1,680	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 F	Brazil	BRL	6.27%	6.13%	Monthly	Yes	16	47	63	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNDES CAPEX 12 FINAME	Brazil	BRL	3.01%	3.00%	Monthly	Yes	261	768	1,029	1,024	1,024	512	-	-	2,560
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND D)	Brazil	US$	3.73%	3.72%	Upon expiration	Yes	7	-	7	-	-	-	1,145	-	1,145
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BANCO DO BRASIL (BOND P)	Brazil	US$	6.39%	6.38%	Upon expiration	Yes	21	-	21	-	-	-	1,641	-	1,641
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875	Brazil	BRL	6.59%	6.58%	Monthly	Yes	313	3,709	4,022	5,564	5,564	5,564	5,564	18,545	40,801
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNB Nº 16.2018.204.23875	Brazil	BRL	6.59%	6.58%	Monthly	Yes	282	3,342	3,624	5,012	5,012	5,012	5,012	16,708	36,756
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BNP 4131	Brazil	BRL	4.42%	4.41%	Monthly	Yes	76	71,338	71,414	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Banco de Credito del Perú	Perú	PEN	4.16%	4.10%	Upon expiration	No	-	-	-	22,614	-	-	-	-	22,614
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	BNDES -FINAME CAPITAL DE GIRO	Brazil	BRL	9.89%	9.88%	Quarterly	Yes	245	4,703	4,948	8,062	8,062	4,032	-	-	20,156
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	CITIBANK 4131 CELG I	U.S.A	US$	4.16%	4.15%	Upon expiration	Yes	812	-	812	145,407	-	-	-	-	145,407
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	SCOTIABANK 4131 CELG	U.S.A	US$	3.06%	1.95%	Quarterly	Yes	391	-	391	-	48,576	-	-	-	48,576
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	SCOTIABANK 4131 CELG II	U.S.A	US$	3.37%	3.36%	Quarterly	Yes	123	48,028	48,151	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	BNP 4131	France	US$	3.78%	3.77%	Upon expiration	Yes	302	50,395	50,697	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BNP Paribas NY	U.S.A	US$	4.99%	2.67%	Upon expiration	No	-	105,546	105,546	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Citibank N.A	U.S.A	US$	4.99%	2.67%	Upon expiration	No	-	35,182	35,182	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Credit Agricole CIB	U.S.A	US$	4.99%	2.67%	Upon expiration	No	-	35,182	35,182	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	JPMorgan Chase Bank	U.S.A	US$	4.99%	2.67%	Upon expiration	No	-	35,182	35,182	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Sumitomo Mitsui Banking	U.S.A	US$	4.99%	2.67%	Upon expiration	No	-	70,364	70,364	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	Societe Generale	U.S.A	US$	4.99%	2.67%	Upon expiration	No	-	35,182	35,182	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	Foreign	BBVA New York Branch	U.S.A	US$	4.99%	2.67%	Upon expiration	No	-	35,182	35,182	-	-	-	-	-	-
94.271.000-3	Enel Américas S.A.	Chile	97036000-k	Linea sobregiro (banco santander)	Chile	CLP	6.00%	6.00%	Upon expiration	No	1	-	1	-	-	-	-	-	-
Foreign	Enel Generación Fortaleza	Brazil	Foreign	Banco Citibank	U.S.A	US$	4.66%	4.65%	Upon expiration	No	495	60,534	61,029	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 1º Protocolo	Brazil	BRL	4.00%	4.00%	Monthly	Yes	253	-	253	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FINEP - 2º Protocolo	Brazil	BRL	5.24%	5.00%	Monthly	Yes	722	2,132	2,854	6,201	4,623	-	-	-	10,824
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	6ª Nota Promissória	Brazil	BRL	6.53%	6.52%	Monthly	No	876	-	876	-	-	-	-	-	-

Totales											17,507	689,423	706,930	376,305	177,925	17,013	14,400	36,637	622,280

b.	Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of September 30, 2020 and December 31, 2019 is as follows:

- Summary of unsecured liabilities by currency and maturity

				Current			Non-Current
				Maturity			Maturity
Country	Currency	Nominal Interest Rate	Secured / Unsecured	One to three months ThUS$	Three to twelve months ThUS$	Total Current 09-30-2020 ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non- Current 09-30-2020 ThUS$
Chile	US$	5.30%	Unsecured	10,552	-	10,552	-	-	-	-	587,632	587,632
Chile	UF	5.75%	Unsecured	3,229	3,108	6,337	6,379	-	-	-	-	6,379
Peru	US$	6.34%	Unsecured	-	115	115	-	-	-	-	10,001	10,001
Peru	PEN	6.26%	Unsecured	18,829	28,882	47,711	31,957	44,462	22,231	20,121	201,609	320,380
Brazil	BRL	5.36%	Unsecured	7,247	-	7,247	62,000	67,951	336,320	98,087	142,627	706,985
Colombia	COP	6.33%	Unsecured	6,134	274,829	280,963	69,453	300,895	228,121	51,447	393,167	1,043,083

Total				45,991	306,934	352,925	169,789	413,308	586,672	169,655	1,335,036	2,674,460

				Current			Non-Current
				Maturity			Maturity
Country	Currency	Nominal Interest Rate	Secured / Unsecured	One to three months ThUS$	Three to twelve months ThUS$	Total Current 12-31-2019 ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non- Current 12-31-2019 ThUS$
Chile	US$	5.30%	Unsecured	-	4,471	4,471	-	-	-	-	586,224	586,224
Chile	UF	5.75%	Unsecured	-	6,228	6,228	6,543	3,223	-	-	-	9,766
Peru	US$	6.06%	Unsecured	418	10,002	10,420	-	-	-	-	10,001	10,001
Peru	PEN	6.26%	Unsecured	3,992	41,588	45,580	30,152	34,675	48,244	45,954	218,755	377,780
Brazil	BRL	7.33%	Unsecured	61,962	2,064	64,026	43,503	85,696	240,094	298,609	316,363	984,265
Colombia	COP	7.71%	Unsecured	33,128	100,781	133,909	307,641	264,755	232,874	134,501	450,078	1,389,849

Total				99,500	165,134	264,634	387,839	388,349	521,212	479,064	1,581,421	3,357,885

- Unsecured liabilities by company

										September 30, 2020
										Current			Non-Current
Taxpayer			Taxpayer				Effective Interest	Nominal Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
ID No	Company	Country	ID No.	Name	Country	Currency	Rate	Rate	Maturity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	BONOS B12-13	Colombia	COP	6.77%	6.61%	Upon expiration	423	-	423	-	-	-	-	49,734	49,734
Foreign	Codensa	Colombia	Foreign	BONOS B7-14	Colombia	COP	5.48%	5.37%	Upon expiration	42	47,588	47,630	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Bonos E4-16	Colombia	COP	7.70%	7.49%	Upon expiration	-	-	-	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	BONOS E5-17	Colombia	COP	7.60%	7.39%	Upon expiration	-	2,897	2,897	69,453	-	-	-	-	69,453
Foreign	Codensa	Colombia	Foreign	BONOS E7-17	Colombia	COP	6.46%	6.31%	Upon expiration	205	-	205	-	-	51,447	-	-	51,447
Foreign	Codensa	Colombia	Foreign	BONOS E7-18	Colombia	COP	6.74%	6.58%	Upon expiration	761	-	761	-	-	-	51,447	-	51,447
Foreign	Codensa	Colombia	Foreign	BONOS B12-18	Colombia	COP	5.54%	5.43%	Upon expiration	502	-	502	-	-	-	-	41,158	41,158
Foreign	Codensa	Colombia	Foreign	BONOS B5-18	Colombia	COP	4.75%	4.67%	Upon expiration	449	-	449	-	-	50,161	-	-	50,161
Foreign	Codensa	Colombia	Foreign	BONOS E4-19	Colombia	COP	6.30%	6.16%	Upon expiration	292	-	292	-	72,026	-	-	-	72,026
Foreign	Codensa	Colombia	Foreign	BONOS B10-19	Colombia	COP	5.51%	5.40%	Upon expiration	183	-	183	-	-	-	-	51,447	51,447
Foreign	Codensa	Colombia	Foreign	BONOS E4-2020	Colombia	COP	4.70%	4.62%	Upon expiration	301	-	301	-	-	64,309	-	-	64,309
Foreign	Codensa	Colombia	Foreign	BONOS B7-2020	Colombia	COP	4.38%	4.31%	Upon expiration	281	-	281	-	-	-	-	64,309	64,309
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 5ª EMISSÃO - 1 SÉRIE (CEAR15)	Brazil	BRL	3.90%	3.89%	Annual	532	-	532	31,000	30,554	-	-	-	61,554
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 5ª EMISSÃO - 2 SÉRIE (CEAR25)	Brazil	BRL	7.98%	7.97%	Annual	516	-	516	-	-	15,793	13,258	-	29,051
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 6ª EMISSÃO - 1 SÉRIE (CEAR16)	Brazil	BRL	4.05%	4.04%	Upon expiration	64	-	64	-	7,086	-	-	-	7,086
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 6ª EMISSÃO - 2 SÉRIE (CEAR26)	Brazil	BRL	8.18%	8.17%	Annual	942	-	942	-	-	27,587	22,968	-	50,555
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 7ª EMISSÃO - 1 SÉRIE (COCE17)	Brazil	BRL	3.59%	3.58%	Annual	64	-	64	31,000	30,311	-	-	-	61,311
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 7ª EMISSÃO - 1 SÉRIE (COCE27)	Brazil	BRL	6.98%	6.97%	Upon expiration	1,343	-	1,343	-	-	55,473	-	-	55,473
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO CONTINENTAL TERC PROG 8VA EMISION SERIE A	Perú	US$	6.44%	6.34%	Upon expiration	-	115	115	-	-	-	-	10,001	10,001
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO CONTINENTAL TERC PROG 1RA EMISION SERIE A	Perú	PEN	6.41%	6.31%	Upon expiration	121	-	121	6,947	-	-	-	-	6,947
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO SCOTIABANK Cuarto Prog 5ta Emision Serie A	Perú	US$	5.86%	5.78%	Upon expiration	-	-	-	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 4ta Programa - 5ta misión Serie A	Perú	PEN	7.72%	7.58%	Upon expiration	-	-	-	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 4TA PROGRAMA - 9NA EMISIÓN SERIE A	Perú	PEN	6.48%	6.38%	Upon expiration	324	-	324	11,116	-	-	-	-	11,116
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 4TA PROGRAMA - 11RA EMISIÓN SERIE A	Perú	PEN	6.25%	6.15%	Upon expiration	328	-	328	-	-	-	-	13,894	13,894
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 4TA PROGRAMA - 13RA EMISIÓN SERIE A	Perú	PEN	5.72%	5.64%	Upon expiration	-	79	79	13,894	-	-	-	-	13,894
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 4TA PROGRAMA - 15VA EMISION SERIE A	Perú	PEN	5.13%	5.06%	Upon expiration	221	-	221	-	-	-	-	11,116	11,116
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 4TA PROGRAMA - 12VA EMISION SERIE A	Perú	PEN	5.26%	5.19%	Upon expiration	-	129	129	-	-	-	-	13,894	13,894
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 5to Programa - 1ra emision Serie A	Perú	PEN	7.55%	7.41%	Upon expiration	-	-	-	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 5TO PROGRAMA - 5TA EMISION SERIE A	Perú	PEN	7.55%	7.41%	Upon expiration	-	74	74	-	-	-	-	9,865	9,865
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 5TO PROGRAMA - 1RA EMISION SERIE B	Perú	PEN	6.71%	6.61%	Upon expiration	14,220	-	14,220	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 5TO PROGRAMA - 8VA EMISION SERIE A	Perú	PEN	7.65%	7.51%	Upon expiration	451	-	451	-	-	-	-	16,673	16,673
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 5TO PROGRAMA - 9NA EMISION SERIE A	Perú	PEN	7.02%	6.90%	Upon expiration	884	27,790	28,674	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 5TO PROGRAMA - 10MA EMISION SERIE A	Perú	PEN	6.55%	6.44%	Upon expiration	317	-	317	-	16,673	-	-	-	16,673
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 5TO PROGRAMA - 2DA EMISION SERIE A	Perú	PEN	6.55%	6.44%	Upon expiration	-	47	47	-	-	22,230	-	-	22,230
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 5TO PROGRAMA - 19NA EMISION SERIE A	Perú	PEN	8.46%	8.29%	Upon expiration	-	57	57	-	-	-	-	19,452	19,452
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 5TO PROGRAMA - 20DA EMISION SERIE A	Perú	PEN	6.28%	6.19%	Upon expiration	-	396	396	-	27,789	-	-	-	27,789
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 5TO PROGRAMA - 21MA EMISION SERIE A	Perú	PEN	6.18%	6.09%	Upon expiration	563	-	563	-	-	-	20,121	-	20,121
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 6TO PROGRAMA - 1 EMISION SERIE A	Perú	PEN	5.88%	5.80%	Upon expiration	605	-	605	-	-	-	-	27,789	27,789
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 6TO PROGRAMA - 2 EMISION SERIE A	Perú	PEN	5.52%	5.45%	Upon expiration	-	37	37	-	-	-	-	27,789	27,789
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 6TO PROGRAMA - 3 EMISION SERIE A	Perú	PEN	6.08%	5.99%	Upon expiration	794	-	794	-	-	-	-	36,126	36,126
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BONOS 6TO PROGRAMA - 4 EMISION SERIE A	Perú	PEN	5.19%	5.13%	Upon expiration	-	274	274	-	-	-	-	25,009	25,009
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BONOS B15-09	Colombia	COP	8.08%	7.85%	Upon expiration	157	-	157	-	-	14,276	-	-	14,276
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BONOS B12-09	Colombia	COP	8.09%	7.86%	Upon expiration	452	23,043	23,495	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BONOS EXTERIOR	Colombia	COP	9.11%	8.75%	Upon expiration	-	24,544	24,544	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BONOS QUIMBO	Colombia	COP	9.11%	8.75%	Upon expiration	-	176,756	176,756	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BONOS QUIMBO B10	Colombia	COP	5.47%	5.36%	Upon expiration	204	-	204	-	77,146	-	-	-	77,146
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BONOS QUIMBO B15	Colombia	COP	5.59%	5.47%	Upon expiration	139	-	139	-	-	-	-	51,413	51,413
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BONOS QUIMBO B12-13	Colombia	COP	6.97%	6.80%	Upon expiration	348	-	348	-	-	-	-	93,338	93,338
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BONOS QUIMBO B16-14	Colombia	COP	6.11%	5.97%	Upon expiration	315	-	315	-	-	-	-	41,770	41,770
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BONOS QUIMBO B10-14	Colombia	COP	5.78%	5.66%	Upon expiration	342	-	342	-	-	47,928	-	-	47,928
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BONOS B7-16	Colombia	COP	6.66%	6.50%	Upon expiration	678	-	678	-	74,593	-	-	-	74,593
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	BONOS E6-16	Colombia	COP	7.59%	7.38%	Upon expiration	62	-	62	-	77,130	-	-	-	77,130
94.271.00-3	Enel Américas S.A.	Chile	Foreign	YANKEE BONOS 2026	U.S.A	US$	7.76%	6.60%	Upon expiration	19	-	19	-	-	-	-	858	858
94.271.00-3	Enel Américas S.A.	Chile	Foreign	BONOS UF 269	Chile	UF	7.02%	5.75%	Semestral	3,229	3,108	6,337	6,379	-	-	-	-	6,379
94.271.00-3	Enel Américas S.A.	Chile	Foreign	YANKEE BONOS SERIE ÚNICA U.S. $ 600 MILLONES	U.S.A	US$	4.21%	4.00%	Upon expiration	10,533	-	10,533	-	-	-	-	586,774	586,774
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	DEBENTURES 10 EMISSION (AMPL10)	Brazil	BRL	3.33%	3.31%	Biannual	157	-	157	-	-	176,942	-	-	176,942
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 24ª EMISSÃO 1ª SÉRIE	Brazil	BRL	3.91%	3.89%	Annual	1,426	-	1,426	-	-	60,526	61,861	-	122,387
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 24ª EMISSÃO 2ª SÉRIE	Brazil	BRL	6.45%	6.43%	Upon expiration	2,202	-	2,202	-	-	-	-	142,627	142,627

Total										45,991	306,934	352,925	169,789	413,308	586,672	169,655	1,335,036	2,674,460

- Unsecured liabilities by company, continued.

										December 31, 2019
										Current			Non-Current
Taxpayer			Taxpayer				Effective Interest	Nominal Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
ID No	Company	Country	ID No.	Name	Country	Currency	Rate	Rate	Maturity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	Bonos B12-13	Colombia	COP	8.83%	8.55%	Upon expiration	648	-	648	-	-	-	-	58,860	58,860
Foreign	Codensa	Colombia	Foreign	Bonos B7-14	Colombia	COP	7.50%	7.30%	Upon expiration	79	-	79	56,321	-	-	-	-	56,321
Foreign	Codensa	Colombia	Foreign	Bonos E4-16	Colombia	COP	7.70%	7.49%	Upon expiration	96	27,398	27,494	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Bonos E5-17	Colombia	COP	7.39%	7.39%	Upon expiration	4,959	-	4,959	-	82,198	-	-	-	82,198
Foreign	Codensa	Colombia	Foreign	Bonos E7-17	Colombia	COP	6.46%	6.31%	Upon expiration	253	-	253	-	-	-	60,887	-	60,887
Foreign	Codensa	Colombia	Foreign	Bonos E7-18	Colombia	COP	6.74%	6.58%	Upon expiration	900	-	900	-	-	-	-	60,887	60,887
Foreign	Codensa	Colombia	Foreign	Bonos B12-18	Colombia	COP	7.57%	7.36%	Upon expiration	805	-	805	-	-	-	-	48,710	48,710
Foreign	Codensa	Colombia	Foreign	Bonos B5-18	Colombia	COP	6.77%	6.60%	Upon expiration	751	-	751	-	-	59,365	-	-	59,365
Foreign	Codensa	Colombia	Foreign	Bonos E4-19	Colombia	COP	6.30%	6.16%	Upon expiration	360	-	360	-	-	85,242	-	-	85,242
Foreign	Codensa	Colombia	Foreign	Bonos B10-19	Colombia	COP	7.53%	7.33%	Upon expiration	306	-	306	-	-	-	-	60,887	60,887
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 5ª EMISSÃO - 1 SÉRIE (CEAR15)	Brazil	BRL	7.26%	7.25%	Annual	177	-	177	43,503	42,915	-	-	-	86,418
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 5ª EMISSÃO - 2 SÉRIE (CEAR25)	Brazil	BRL	10.99%	10.50%	Annual	98	-	98	-	-	21,525	18,447	-	39,972
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 6ª EMISSÃO - 1 SÉRIE (CEAR16)	Brazil	BRL	6.95%	6.95%	Upon expiration	21	-	21	-	-	9,944	-	-	9,944
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 6ª EMISSÃO - 2 SÉRIE (CEAR26)	Brazil	BRL	10.02%	9.10%	Annual	179	-	179	-	-	-	36,218	33,388	69,606
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 7ª EMISSÃO - 1 SÉRIE (COCE17)	Brazil	BRL	6.48%	6.47%	Annual	1,400	-	1,400	-	42,781	43,142	-	-	85,923
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	DEBÊNTURES 7ª EMISSÃO - 1 SÉRIE (COCE27)	Brazil	BRL	8.22%	7.36%	Upon expiration	2,752	-	2,752	-	-	-	76,539	-	76,539
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO CONTINENTAL Terc Prog 8va Emision Serie A	Perú	US$	6.44%	6.34%	Upon expiration	273	-	273	-	-	-	-	10,001	10,001
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO CONTINENTAL Terc Prog 1ra Emision Serie A	Perú	PEN	6.41%	6.31%	Upon expiration	-	12	12	-	7,538	-	-	-	7,538
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BANCO SCOTIABANK Cuarto Prog 5ta Emision Serie A	Perú	US$	5.86%	5.78%	Upon expiration	145	10,002	10,147	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 4ta Programa - 5ta misión Serie A	Perú	PEN	7.58%	7.44%	Upon expiration	269	9,046	9,315	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 4ta Programa - 9na emisión Serie A	Perú	PEN	6.38%	6.28%	Upon expiration	-	162	162	-	12,061	-	-	-	12,061
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 4ta Programa - 11ra emisión Serie A	Perú	PEN	6.15%	6.06%	Upon expiration	-	127	127	-	-	-	-	15,076	15,076
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 4ta Programa - 13ra emisión Serie A	Perú	PEN	5.64%	5.56%	Upon expiration	295	-	295	-	15,076	-	-	-	15,076
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 4ta Programa - 15va emision Serie A	Perú	PEN	5.06%	5.00%	Upon expiration	-	89	89	-	-	-	-	12,061	12,061
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 4ta Programa - 12va emision Serie A	Perú	PEN	5.19%	5.13%	Upon expiration	333	-	333	-	-	-	-	15,076	15,076
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 5to Programa - 1ra emision Serie A	Perú	PEN	6.86%	6.75%	Upon expiration	359	15,075	15,434	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 5to Programa - 5ta emision Serie A	Perú	PEN	7.41%	7.28%	Upon expiration	275	-	275	-	-	-	-	10,704	10,704
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 5to Programa - 1ra emision Serie B	Perú	PEN	6.61%	6.50%	Upon expiration	-	15,185	15,185	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 5to Programa - 8va emision Serie A	Perú	PEN	7.51%	7.38%	Upon expiration	-	148	148	-	-	-	-	18,091	18,091
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 5to Programa - 9na emision Serie A	Perú	PEN	6.90%	6.78%	Upon expiration	-	449	449	30,152	-	-	-	-	30,152
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 5to Programa - 10ma emision Serie A	Perú	PEN	6.44%	6.34%	Upon expiration	-	57	57	-	-	18,091	-	-	18,091
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 5to Programa - 2da emision Serie A	Perú	PEN	6.44%	6.34%	Upon expiration	434	-	434	-	-	-	24,122	-	24,122
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 5to Programa - 19na emision Serie A	Perú	PEN	8.29%	8.12%	Upon expiration	491	-	491	-	-	-	-	21,108	21,108
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 5to Programa - 20da emision Serie A	Perú	PEN	6.19%	6.09%	Upon expiration	888	-	888	-	-	30,153	-	-	30,153
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 5to Programa - 21ma emision Serie A	Perú	PEN	6.09%	6.00%	Upon expiration	-	284	284	-	-	-	21,832	-	21,832
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 6to Programa - 1 emision Serie A	Perú	PEN	5.80%	5.72%	Upon expiration	-	225	225	-	-	-	-	30,152	30,152
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 6to Programa - 2 emision Serie A	Perú	PEN	5.45%	5.38%	Upon expiration	-	446	446	-	-	-	-	30,152	30,152
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 6to Programa - 3 emision Serie A	Perú	PEN	5.99%	5.91%	Upon expiration	-	283	283	-	-	-	-	39,198	39,198
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	Bonos 6to Programa - 4 emision Serie A	Perú	PEN	5.13%	5.06%	Upon expiration	648	-	648	-	-	-	-	27,137	27,137
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B15-09	Colombia	COP	10.16%	9.80%	Upon expiration	231	-	231	-	-	-	16,897	-	16,897
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B12-09	Colombia	COP	10.17%	9.81%	Upon expiration	667	-	667	27,271	-	-	-	-	27,271
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos exterior	Colombia	COP	9.11%	8.75%	Upon expiration	2,333	-	2,333	27,152	-	-	-	-	27,152
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos quimbo	Colombia	COP	9.11%	8.75%	Upon expiration	16,766	-	16,766	196,897	-	-	-	-	196,897
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B10	Colombia	COP	7.50%	7.29%	Upon expiration	347	-	347	-	91,293	-	-	-	91,293
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B15	Colombia	COP	7.62%	7.41%	Upon expiration	235	-	235	-	-	-	-	60,844	60,844
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B12-13	Colombia	COP	8.94%	8.65%	Upon expiration	556	-	556	-	-	-	-	110,458	110,458
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B16-14	Colombia	COP	8.15%	7.91%	Upon expiration	493	-	493	-	-	-	-	49,432	49,432
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B10-14	Colombia	COP	7.82%	7.60%	Upon expiration	543	-	543	-	-	-	56,717	-	56,717
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos Quimbo B6-14	Colombia	COP	7.39%	7.20%	Upon expiration	362	39,897	40,259	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B6-14	Colombia	COP	7.39%	7.20%	Upon expiration	304	33,486	33,790	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos B7-16	Colombia	COP	8.71%	8.44%	Upon expiration	1,042	-	1,042	-	-	88,267	-	-	88,267
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Bonos E6-16	Colombia	COP	7.59%	7.38%	Upon expiration	92	-	92	-	91,264	-	-	-	91,264
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonos Serie Única U.S. $ 600 millones	E.E.U.U.	US$	7.76%	6.60%	Upon expiration	-	5	5	-	-	-	-	858	858
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Bonos UF 269	Chile	UF	7.02%	5.75%	Biannual	-	6,228	6,228	6,543	3,223	-	-	-	9,766
94.271.00-3	Enel Américas S.A.	Chile	Foreign	Yankee bonos 2026	E.E.U.U.	US$	4.21%	4.00%	Upon expiration	-	4,466	4,466	-	-	-	-	585,366	585,366
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	DEBENTURES 10 EMISSION (AMPL10)	Brazil	BRL	6.42%	6.42%	Biannual	3,923	-	3,923	-	-	165,483	82,762	-	248,245
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 24ª EMISSÃO 1ª SÉRIE	Brazil	BRL	6.80%	6.79%	Annual	-	1,120	1,120	-	-	-	84,643	86,760	171,403
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 24ª EMISSÃO 2ª SÉRIE	Brazil	BRL	6.82%	6.27%	Upon expiration	-	944	944	-	-	-	-	196,215	196,215
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	6ª Nota Promissória	Brazil	BRL	6.17%	6.17%	Monthly	53,412	-	53,412	-	-	-	-	-	-
Total										99,500	165,134	264,634	387,839	388,349	521,212	479,064	1,581,421	3,357,885

c.	Secured liabilities

The detail of Secured Liabilities by currency and maturity as for the periods ended September 30, 2020 and December 31, 2019, is as follows:

- Summary of secured liabilities by currency and maturity

				Current			Non-Current
Company	Currency	Nominal Interest Rate	Secured / Unsecured	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current 09-30-2020 ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non-Current 09-30-2020 ThUS$
Brazil	BRL	7.31%	Secured	284,414	124,534	408,948	137,302	137,756	14,292	14,292	71,314	374,956

Total				284,414	124,534	408,948	137,302	137,756	14,292	14,292	71,314	374,956

				Current			Non-Current
Company	Currency	Nominal Interest Rate	Secured / Unsecured	Less than 90 days ThUS$	More than 90 days ThUS$	Total Current 09-30-2020 ThUS$	One to two years ThUS$	Two to three years ThUS$	Three to four years ThUS$	Four to five years ThUS$	More than five years ThUS$	Total Non-Current 09-30-2020 ThUS$
Brazil	BRL	7.31%	Secured	11,275	384,712	395,987	194,043	192,045	192,727	19,628	98,086	696,529

Total				11,275	384,712	395,987	194,043	192,045	192,727	19,628	98,086	696,529

- Secured liabilities by company

										September 30, 2020
										Current			Non-Current
Taxpayer			Taxpayer				Effective Interest	Nominal Interest	Type of	Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
ID No.	Company	Country	ID No.	Name	Country	Currency	Rate	Rate	Maturity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	DEBENTURES 9 EMISSION (AMPL19)	Brazil	BRL	3.51%	3.49%	Upon expiration	106,986	-	106,986	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	3ª NOTA PROMISSORIA ITAÚ	Brazil	BRL	3.80%	3.78%	Upon expiration	159,592	-	159,592	-	-	-	-	-	-
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	DEBÊNTURES 1ª EMISSÃO (EGVG11) - 1ª SÉRIE	Brazil	BRL	6.13%	6.12%	Annual	11,017	-	11,017	9,480	9,453	9,454	9,454	47,007	84,848
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	DEBÊNTURES 1ª EMISSÃO (EGVG21) - 2ª SÉRIE	Brazil	BRL	6.12%	6.11%	Annual	6,515	-	6,515	4,852	4,838	4,838	4,838	24,307	43,673
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 23ª EMISSÃO 1ª SÉRIE	Brazil	BRL	3.34%	3.31%	Upon expiration	58	124,534	124,592	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DEBÊNTURES - 23ª EMISSÃO 2ª SÉRIE	Brazil	BRL	3.43%	3.40%	Annual	246	-	246	122,970	123,465	-	-	-	246,435

Total										284,414	124,534	408,948	137,302	137,756	14,292	14,292	71,314	374,956

										December 31, 2019
										Current			Non-Current
Taxpayer			Taxpayer				Effective Interest	Nominal Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
ID No.	Company	Country	ID No.	Name	Country	Currency	Rate	Rate	Maturity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	Debentures 9 Emission (Ampl19)	Brazil	BRL	6.80%	6.78%	Upon expiration	226	148,960	149,186	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	3ª Nota Promissoria ITAÚ	Brazil	BRL	6.69%	6.68%	Upon expiration	1,516	216,039	217,555	-	-	-	-	-	-
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	Debêntures 1ª Emissão (Egvg11) - 1ª Série	Brazil	BRL	9.17%	8.17%	Biannual	713	12,980	13,693	12,987	12,988	12,988	12,989	64,866	116,818
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	Debêntures 1ª Emissão (Egvg21) - 2ª Série	Brazil	BRL	9.17%	8.17%	Monthly	288	6,733	7,021	6,638	6,639	6,639	6,639	33,220	59,775
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	Debêntures - 23ª Emissão 1ª Série	Brazil	BRL	6.45%	6.43%	Upon expiration	2,812	-	2,812	174,418	-	-	-	-	174,418
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	Debêntures - 23ª Emissão 2ª Série	Brazil	BRL	6.62%	6.60%	Annual	5,720	-	5,720	-	172,418	173,100	-	-	345,518

Total										11,275	384,712	395,987	194,043	192,045	192,727	19,628	98,086	696,529

-	Fair value measurement and hierarchy

The fair value of current and non-current secured and unsecured liabilities as of September 30, 2020 totaled ThUS$3,915,570 (ThUS$4,877,583 as of December 31, 2019). These liabilities have been classified as Level 2 fair value measurement based on the entry data used in the valuation techniques used (see Note 3.h). It is important to note that these financial liabilities are measured at amortized cost (see Note 3 g.4)

- Detail of other obligations

							September 30, 2020
							Current			Non-Current
	Taxpayer				Nominal Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
Country	ID No.	Company	Country	Currency	Rate	Maturity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Brazil	Foreign	ELETROBRAS 0244/2009	Brasil	BRL	6.00%	Monthly	58	19	77	-	-	-	-	-	-
Brazil	Foreign	ELETROBRAS 0265/2009	Brasil	BRL	6.00%	Monthly	76	228	304	-	-	-	-	-	-
Brazil	Foreign	ELETROBRAS 292/2010	Brasil	BRL	6.00%	Monthly	63	190	253	211	-	-	-	-	211
Brazil	Foreign	ELETROBRAS 310/2010	Brasil	BRL	6.00%	Monthly	72	215	287	286	286	24	-	-	596
Argentina	Foreign	Mitsubishi (deuda garantizada)	Argentina	US$	0.25%	Biannual	-	5,675	5,675	5,431	6,860	7,560	7,494	13,391	40,736
Brazil	Foreign	FIDC Série A	Brasil	BRL	6.15%	Monthly	1,538	6,609	8,147	6,899	5,297	-	-	-	12,196
Brazil	Foreign	FIDC Série B	Brasil	BRL	12.32%	Monthly	910	3,739	4,649	3,143	2,045	-	-	-	5,188
Brazil	Foreign	Mútuo CelgPar 41211376/2014	Brasil	BRL	6.80%	Monthly	557	1,572	2,129	1,494	1,645	1,806	1,978	4,726	11,649
Brazil	Foreign	Eletrobras	Brasil	BRL	6.00%	Monthly	123	342	465	388	268	200	-	-	856
Total							3,397	18,589	21,986	17,852	16,401	9,590	9,472	18,117	71,432

							December 31, 2019
							Current			Non-Current
	Taxpayer				Nominal Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
Country	ID No.	Company	Country	Currency	Rate	Maturity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Brazil	Foreign	Eletrobras 0244/2009	Brasil	BRL	6.00%	Monthly	81	244	325	27	-	-	-	-	27
Brazil	Foreign	Eletrobras 0265/2009	Brasil	BRL	6.00%	Monthly	106	319	425	319	-	-	-	-	319
Brazil	Foreign	Eletrobras 292/2010	Brasil	BRL	6.00%	Monthly	89	266	355	355	207	-	-	-	562
Brazil	Foreign	Eletrobras 310/2010	Brasil	BRL	6.00%	Monthly	100	301	401	402	402	335	-	-	1,139
Argentina	Foreign	Mitsubishi (deuda garantizada)	Argentina	US$	0.25%	Biannual	-	7,282	7,282	2,834	3,221	6,753	8,013	19,828	40,649
Brazil	Foreign	FIDC Série A	Brasil	BRL	9.11%	Monthly	3,526	7,992	11,518	11,022	11,022	5,403	-	-	27,447
Brazil	Foreign	FIDC Série B	Brasil	BRL	14.42%	Monthly	2,113	3,659	5,772	5,522	5,522	2,194	-	-	13,238
Brazil	Foreign	Eletrobras	Brasil	BRL	6.00%	Monthly	178	534	712	620	620	620	310	-	2,170
Brazil	Foreign	Mútuo Celg Par 41211376/2014	Brasil	BRL	6.80%	Monthly	747	2,099	2,846	2,057	2,260	2,475	2,705	9,055	18,552
Total							6,940	22,696	29,636	23,158	23,254	17,780	11,028	28,883	104,103

d.	Hedged debt.

The debt denominated in U.S. dollars for ThUS$ 34,885 held by the Group as of September 30, 2020, is related to future cash flow hedges for the Group’s U.S. dollar-linked operating revenues (ThUS$29,474 as of December 31, 2019) (see Note 3.n).

The following table details changes in “Reserve for cash flow hedges” for the periods ended September 30, 2020 and 2019, due to exchange differences from this debt:

	09-30-2020	09-30-2019
	ThUS$	ThUS$
Balance in hedging reserves (hedging revenues) at the beginning of the year, net	(9,453)	(9,882)
Foreign currency exchange differences recorded in equity, net	(1,319)	99
Recognition of foreign currency exchange differences revenue, net	913	(12)
Foreign currency translation differences	756	4
Balance in hedging reserves (hedging revenues) at the end of the year, net	(9,103)	(9,791)

e.	Other information.

As of September 30, 2020, the Enel Américas Group does not have unconditional long-term lines of credit at their disposal (ThUS$706,000 as of December 31, 2019).

f.	Future undiscounted debt flows

The following table shows the estimates of undiscounted cash flows by type of financial debt:

- Summary of bank loans by currencies and maturities

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Three to twelve months	Total Current 09-30-2020	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 09-30-2020
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	1.38%	561,718	150,912	712,630	-	-	-	-	-	-
Perú	PEN	2.59%	9,693	31,668	41,361	48,268	-	-	-	-	48,268
Perú	US$	2.76%	155	25,206	25,361	-	-	-	-	-	-
Colombia	COP	3.52%	4,826	110,092	114,918	16,864	20,302	19,019	9,649	520	66,354
Brazil	US$	2.74%	123,090	547,901	670,991	49,650	116	2,850	-	-	52,616
Brazil	BRL	3.81%	6,226	110,160	116,386	96,118	21,291	11,308	9,404	22,610	160,731
Total			705,708	975,939	1,681,647	210,900	41,709	33,177	19,053	23,130	327,969

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Three to twelve months	Total Current 12-31-2019	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12-31-2019
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	3.33%	2,859	350,952	353,811	-	-	-	-	-	-
Perú	PEN	4.10%	235	704	939	23,080	-	-	-	-	23,080
Colombia	COP	5.61%	2,221	34,131	36,352	8,228	3,875	1,200	1,145	1,439	15,887
Brazil	US$	4.40%	6,217	298,443	304,660	322,374	49,552	140	2,827	-	374,893
Brazil	BRL	6.56%	11,071	32,956	44,027	39,125	129,934	22,224	13,671	37,964	242,918
Total			22,603	717,186	739,789	392,807	183,361	23,564	17,643	39,403	656,778

- Summary of secured and unsecured bonds by currency and maturity

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Three to twelve months	Total Current 09-30-2020	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 09-30-2020
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.30%	6,259	18,777	25,036	25,036	25,036	25,036	25,036	627,991	728,135
Chile	UF	5.75%	3,225	3,521	6,746	6,693	-	-	-	-	6,693
Perú	US$	6.34%	157	472	629	629	629	629	629	11,467	13,983
Perú	PEN	6.26%	19,368	42,974	62,342	50,898	61,406	36,975	32,349	252,589	434,217
Colombia	COP	6.33%	22,494	316,324	338,818	212,054	272,250	265,574	172,804	350,663	1,273,345
Brazil	BRL	4.86%	295,312	166,327	461,639	249,368	303,199	323,996	130,845	233,852	1,241,260
Total			346,815	548,395	895,210	544,678	662,520	652,210	361,663	1,476,562	3,697,633

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Three to twelve months	Total Current 12-31-2019	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12-31-2019
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Chile	US$	5.30%	6,265	18,794	25,059	25,059	25,059	25,059	25,059	646,809	747,045
Chile	UF	5.75%	340	7,080	7,420	7,247	3,555	-	-	-	10,802
Perú	US$	6.06%	305	10,768	11,073	632	632	632	632	11,948	14,476
Perú	PEN	6.31%	6,444	57,879	64,323	51,881	54,694	65,866	61,329	283,798	517,568
Colombia	COP	7.18%	28,377	182,656	211,033	394,102	338,555	283,029	173,072	535,052	1,723,810
Brazil	BRL	7.34%	88,674	487,188	575,862	349,956	374,265	503,825	360,895	463,679	2,052,620
Total			130,405	764,365	894,770	828,877	796,760	878,411	620,987	1,941,286	5,066,321

- Summary of lease obligations by currency and maturity

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Three to twelve months	Total Current 09-30-2020	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 09-30-2020
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Argentina	US$	0.25%	2,197	3,664	5,861	5,431	6,860	7,560	7,494	14,388	41,733
Brazil	BRL	6.91%	5,882	19,003	24,885	18,295	16,098	2,547	2,365	5,079	44,384
Total			8,079	22,667	30,746	23,726	22,958	10,107	9,859	19,467	86,117

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Three to twelve months	Total Current 12-31-2019	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12-31-2019
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Argentina	US$	0.25%	1,195	6,339	7,534	5,340	5,175	5,383	4,770	21,881	42,549
Brazil	BRL	7.54%	9,081	27,222	36,303	30,630	28,683	17,293	3,711	9,943	90,260
Total			10,276	33,561	43,837	35,970	33,858	22,676	8,481	31,824	132,809

21.	LEASE LIABILITIES

As of September 30, 2020, and December 31, 2019, the balance of lease liabilities is as follows:

	September 30, 2020		December 31, 2019
Lease liability	Current ThUS$	Non-Current ThUS$	Current ThUS$	Non-Current ThUS$
Lease liability	51,161	95,639	81,644	108,625

Total	51,161	95,639	81,644	108,625

21.1	Individualization of Lease Liabilities

									September 30, 2020
									Current			Non-Current
Taxpayer ID			Taxpayer				Effective Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Company	Country	ID No.	Company	Country	Currency	Rate	Maturity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	MAREAUTO COLOMBIA SAS	Mensual	COP	12.94%	Monthly	158	69	227	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	TRANSPORTES ESPECIALES ALIADOS S.A.S	Colombia	COP	12.50%	Monthly	64	181	245	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	PATRIMONIOS AUTONOMOS FIDUCIARIA BO	Colombia	COP	7.44%	Monthly	108	-	108	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	PATRIMONIOS AUTONOMOS FIDUCIARIA BO	Colombia	COP	7.44%	Monthly	32	-	32	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	ANA MARIA RESTREPO PEREA	Colombia	COP	7.44%	Monthly	18	-	18	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	MARIA VICTORIA RESTREPO DE MARTINEZ	Colombia	COP	7.44%	Monthly	18	-	18	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	LONDONO DE ARENAS MARIA DEL PILAR	Colombia	COP	7.44%	Monthly	13	-	13	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	MARTINEZ ISAACS ROBERTO EDUARDO	Colombia	COP	7.44%	Monthly	4	-	4	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	PATRIMONIOS AUTONOMOS FIDUCIARIA BO	Colombia	COP	7.39%	Monthly	77	220	297	315	311	-	-	-	626
Foreign	Codensa	Colombia	Foreign	CASTRO OCHOA LUIS ANTONIO	Colombia	COP	7.71%	Monthly	14	40	54	57	15	-	-	-	72
Foreign	Codensa	Colombia	Foreign	SITUANDO LTDA	Colombia	COP	7.56%	Monthly	30	81	111	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	JULIO ALBERTO FLECHAS VEGA	Colombia	COP	7.44%	Monthly	6	-	6	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	PAEZ RUIZ Y ASOCIADOS LTDA	Colombia	COP	7.60%	Monthly	13	39	52	13	-	-	-	-	13
Foreign	Codensa	Colombia	Foreign	ACCI S.A.S	Colombia	COP	7.99%	Monthly	34	92	126	135	146	157	-	-	438
Foreign	Codensa	Colombia	Foreign	CONSTRUCCIONES E INVERSIONES	Colombia	COP	7.80%	Monthly	11	31	42	44	39	-	-	-	83
Foreign	Codensa	Colombia	Foreign	CANALES ANDRADE Y CIA SAS	Colombia	COP	7.57%	Monthly	22	65	87	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	MERCURIO CENTRO COMERCIAL	Colombia	COP	7.57%	Monthly	1	3	4	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	PATRIMONIOS AUTONOMOS FIDUCIARIA BO	Colombia	COP	7.93%	Monthly	95	269	364	383	413	294	-	-	1,090
Foreign	Codensa	Colombia	Foreign	MUNOZ HERMANOS FYN Y COMPAN A SAS	Colombia	COP	7.87%	Monthly	5	15	20	22	23	6	-	-	51
Foreign	Codensa	Colombia	Foreign	MUNOZ HERMANOS FYN Y COMPAN A SAS	Colombia	COP	7.87%	Monthly	5	14	19	21	23	6	-	-	50
Foreign	Codensa	Colombia	Foreign	CALDWELL MANAGEMENT SAS	Colombia	COP	7.56%	Monthly	45	138	183	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	INTERCOLOMBIA S.A. E.S.P.	Colombia	COP	7.88%	Monthly	11	13	24	23	24	26	28	837	938
Foreign	Codensa	Colombia	Foreign	MINISTERIO DEFENSA NAL EJERCITO NAC	Colombia	COP	7.72%	Monthly	91	30	121	44	11	-	-	-	55
Foreign	Codensa	Colombia	Foreign	AMERICAS BUSINESS PROCESS SERVICES	Colombia	COP	7.59%	Monthly	7	23	30	5	-	-	-	-	5
Foreign	Codensa	Colombia	Foreign	AMERICAS BUSINESS PROCESS SERVICES	Colombia	COP	7.59%	Monthly	19	59	78	14	-	-	-	-	14
Foreign	Codensa	Colombia	Foreign	TRANSPORTES ESPECIALES FSG	Colombia	COP	7.10%	Monthly	10	16	26	7	-	-	-	-	7
Foreign	Codensa	Colombia	Foreign	C.I. ALLIANCE S.A.	Colombia	COP	7.50%	Monthly	83	155	238	220	236	254	273	4,298	5,281
Foreign	Codensa	Colombia	Foreign	TERRAPUERTO SAS	Colombia	COP	7.50%	Monthly	58	98	156	154	166	178	191	3,014	3,703
Foreign	Codensa	Colombia	Foreign	CIGESA SAS	Colombia	COP	7.50%	Monthly	49	91	140	131	141	152	164	2,600	3,188
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BANCO INTERBANK DEL PERU	Perú	PEN	6.24%	Quarterly	647	1,846	2,493	2,595	673	-	-	-	3,268
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BANCO INTERBANK DEL PERU	Perú	PEN	5.54%	Quarterly	103	296	399	414	107	-	-	-	521
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BANCO BBVA	Perú	PEN	4.37%	Quarterly	1,796	5,300	7,096	7,335	3,787	-	-	-	11,122
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BUILDINGINMUEBLES PANAMERICANA S.A.	Perú	PEN	5.19%	Quarterly	53	162	215	225	237	249	151	-	862
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BUILDINGMZ-INMOBILIARIA & DESARROLLADORA S.A.	Perú	PEN	4.65%	Quarterly	10	10	20	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.70%	Quarterly	27	80	107	134	-	-	-	-	134
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	CORP MG	Perú	US$	2.27%	Quarterly	-	765	765	1,646	1,646	1,646	1,646	7,956	14,540
Foreign	Enel Generación Piura S.A.	Perú	Foreign	SCOTIABANK PERU	Perú	US$	3.70%	Quarterly	2,415	7,180	9,595	4,787	-	-	-	-	4,787
Foreign	Enel Generación Piura S.A.	Perú	Foreign	BANCO DE CREDITO DEL PERU	Perú	US$	3.63%	Quarterly	621	1,252	1,873	-	-	-	-	-	-
Foreign	Enel Generación Piura S.A.	Perú	Foreign	BBVA CONTINENTAL	Perú	US$	2.84%	Quarterly	-	950	950	1,941	-	-	-	-	1,941
Foreign	Enel Generación Piura S.A.	Perú	Foreign	RENTING S.A.C.	Perú	PEN	7.57%	Monthly	8	20	28	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	EQUIRENT S.A.	Colombia	COP	11.02%	Monthly	1	-	1	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	MAREAUTO COLOMBIA S.A.S	Colombia	COP	11.02%	Monthly	7	13	20	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	COMPAÑÍA NAVIERA DEL GUAVIO LTDA.	Colombia	COP	5.72%	Monthly	44	157	201	94	-	-	-	-	94
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	JAIRO ALBERTO BAQUERO PRADA	Colombia	COP	6.74%	Monthly	8	19	27	2	-	-	-	-	2
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	PATRIMONIOS AUTONOMOS	Colombia	COP	7.93%	Monthly	46	145	191	206	223	158	-	-	587
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	TRANSPORTES ESPECIALES FSG	Colombia	COP	7.10%	Monthly	176	547	723	252	-	-	-	-	252
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	CALDWELL MANAGEMENT SAS	Colombia	COP	7.56%	Monthly	45	141	186	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AVIS MAREAUTO COLOMBIA S.A.S	Colombia	COP	13.30%	Monthly	4	14	18	7	-	-	-	-	7
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	GESTIÓN INMOBILIARIA MIC S.A.S	Colombia	COP	7.48%	Monthly	2	2	4	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	EMPRESA INMOBILIARIA DE CUNDINAMARCA	Colombia	COP	6.90%	Monthly	11	33	44	11	-	-	-	-	11
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	PAOLALONDO	Colombia	COP	8.18%	Monthly	3	8	11	6	-	-	-	-	6
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	PAOLA ANDREA LONDOÑO	Colombia	COP	9.25%	Monthly	39	124	163	178	128	-	-	-	306
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	CASTELLO BRANCO OFFICE PARK - FUNDO DE INVESTIMENTO IMOBILIÁRIO (50%) / CSHG REAL ESTATE - FUNDO DE INVESTIMENTO IMOBILIÁRIO (50%)	Brazil	BRL	10.55%	Monthly	567	934	1,501	1,359	1,502	1,661	1,836	2,753	9,111
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	MICHEL ESPER SAAD JUNIOR / SELMA MICHEL SAAD / DORA SAAD	Brazil	BRL	6.93%	Monthly	66	134	200	190	151	-	-	-	341
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	SIFONT - COMÉRCIO DE PRODUTOS ADESIVOS LTDA - PPE / DAISAN CONSULTORIA E NEGÓCIOS IMOBILIÁRIOS LTDA	Brazil	BRL	8.22%	Monthly	20	38	58	54	58	63	68	36	279
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	GABRIEL CHUCAIR / SANDRA REGINA MARQUES PEREIRA CHUCAIR / EDUARDO CHUCAIR / MAURÍCIO CHUCAIR	Brazil	BRL	2.42%	Monthly	36	-	36	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JOAQUIM VICENTE MARTINS / MARIA FERNANDA DOS SANTOS MARTINS	Brazil	BRL	4.44%	Monthly	25	48	73	27	-	-	-	-	27
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DINARTEK ADMINISTRAÇÃO E PARTICIPAÇÃO	Brazil	BRL	4.44%	Monthly	16	37	53	13	-	-	-	-	13
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	LUIZ ROBERTO GIL CONSULTORIA	Brazil	BRL	2.42%	Monthly	6	-	6	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	RECOLOR MERCANTIL LTDA	Brazil	BRL	5.37%	Monthly	17	37	54	38	-	-	-	-	38
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FADL IBRAHIM MADJOUB / WADAD ABDUL MANDJOUB	Brazil	BRL	5.83%	Monthly	12	26	38	36	13	-	-	-	49
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ROGERIO PEREIRA DA SILVA / SIMONE DA SILVA	Brazil	BRL	5.83%	Monthly	10	20	30	28	7	-	-	-	35
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	CONSTRUTORA AVILA DE AZEVEDO EIRELI	Brazil	BRL	6.78%	Monthly	3	6	9	7	-	-	-	-	7
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FABIO HIROYUKI OGAWA / MÔNICA HITOMI KONDO	Brazil	BRL	4.44%	Monthly	2	3	5	-	-	-	-	-	-

22.1	Individualization of Lease Liabilities, continued

									September 30, 2020
									Current			Non-Current
Taxpayer ID			Taxpayer ID				Effective Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Company	Country	No.	Company	Country	Currency	Rate	Maturity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	SERGIO PEREIRA LEITE	Brazil	BRL	9.34%	Monthly	3	5	8	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	M.O. INCORPORAÇÕES & PARTICIPAÇÕES LTDA.	Brazil	BRL	6.78%	Monthly	1	2	3	3	-	-	-	-	3
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	EMILIANA RIBEIRO / SUZANA APARECIDA RIBEIRO / VICTOR JESUS RIBEIRO / JOSEPH AUGUSTO RIBEIRO	Brazil	BRL	4.44%	Monthly	3	4	7	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	LOURIVAL ASSUNÇÃO DE ABREU	Brazil	BRL	6.78%	Monthly	2	4	6	5	-	-	-	-	5
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DHL LOGISTICS LTDA	Brazil	BRL	10.32%	Monthly	77	164	241	239	263	23	-	-	525
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JSL LOCAÇÕES LTDA	Brazil	BRL	8.97%	Monthly	6	-	6	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	CSC COMPUTER SCIENCES BRASIL S.A.	Brazil	BRL	8.97%	Monthly	119	-	119	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DIRCE GONÇALVES GOMES	Brazil	BRL	7.82%	Monthly	8	16	24	23	25	22	-	-	70
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FRANCISCO FREXOSO SALAZAR	Brazil	BRL	7.82%	Monthly	6	10	16	14	15	14	-	-	43
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DARCIO ANTONIO LEARDINI / RITA DE CASSIA PONTIERI LEARDINI / VINICIUS LEARDINI / PATRICIA LEARDINI SOUZA / MURILO LEARDINI	Brazil	BRL	7.35%	Monthly	6	12	18	17	18	14	-	-	49
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JOSÉ HENRIQUE DOS SANTOS SOUSA / JOSÉ ANTUNES GOMES DE SOUSA	Brazil	BRL	6.93%	Monthly	1	2	3	3	4	2	-	-	9
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	MARIA ANGELA RODRIGUES LODO MOTA	Brazil	BRL	7.35%	Monthly	1	2	3	3	3	2	-	-	8
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	HONÓRIO PEREIRA DOMINGUES	Brazil	BRL	7.82%	Monthly	1	2	3	3	3	2	-	-	8
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	EDNEIA DE SOUZA SOARES	Brazil	BRL	6.93%	Monthly	1	2	3	3	3	2	-	-	8
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	MADALENA OLIVEIRA DA SILVA / RENAN OLIVEIRA SILVA / SULIVAN OLIVEIRA SILVA	Brazil	BRL	7.35%	Monthly	1	2	3	3	3	3	-	-	9
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ADAQUIR PRISCO	Brazil	BRL	7.82%	Monthly	2	3	5	4	5	4	-	-	13
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	NEWTON PEREIRA DA SILVA	Brazil	BRL	6.93%	Monthly	2	4	6	6	6	4	-	-	16
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DALMAS PARTICIPAÇÕES LTDA.	Brazil	BRL	8.02%	Monthly	4	8	12	12	13	12	-	-	37
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ACG PROJETOS & DECORAÇÕES LTDA	Brazil	BRL	11.25%	Monthly	3	5	8	7	8	8	-	-	23
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ADA MARIA VASONE / OLGA MARIA VASONE DE CASTRO CONDE / PATRICIA MARIA VASONE SPINGOLA / ARMANDO VASONE FILHO	Brazil	BRL	7.82%	Monthly	8	17	25	24	25	9	-	-	58
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FUNDAÇÃO PADRE ANCHIETA - CENTRO PAULISTA DE RÁDIO TV EDUCATIVAS	Brazil	BRL	7.82%	Monthly	68	115	183	163	176	15	-	-	354
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	RUJO CONSTRUÇÕES E EMPREENDIMENTOS IMOBILIÁRIOS LTDA	Brazil	BRL	7.82%	Monthly	10	19	29	26	28	23	-	-	77
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	TIVIT TERCEIRIZAÇÃO DE PROCESSOS, SERVIÇOS E TECNOLOGIA S.A.	Brazil	BRL	8.93%	Monthly	1,693	449	2,142	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	2.42%	Monthly	116	-	116	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	5.83%	Monthly	78	171	249	199	-	-	-	-	199
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ARVAL	Brazil	BRL	4.65%	Monthly	73	-	73	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JSL	Brazil	BRL	9.45%	Monthly	900	1,476	2,376	2,130	2,331	2,552	2,793	3,689	13,495
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	MAESTRO	Brazil	BRL	7.28%	Monthly	200	373	573	530	422	-	-	-	952
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	VAMOS	Brazil	BRL	7.28%	Monthly	249	568	817	806	497	-	-	-	1,303
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DHL	Brazil	BRL	13.39%	Monthly	138	196	334	214	330	29	-	-	573
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	AGASUS	Brazil	BRL	6.57%	Monthly	461	817	1,278	759	-	-	-	-	759
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BBVA	Perú	US$	2.81%	Quarterly	-	6,574	6,574	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.12%	Monthly	3	6	9	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	ELIAS MARCELO LAOS HUAMAN	Perú	US$	2.23%	Quarterly	6	18	24	2	-	-	-	-	2
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTING S.A.C.	Perú	PEN	5.45%	Monthly	2	5	7	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.51%	Monthly	7	22	29	34	-	-	-	-	34
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	2.23%	Monthly	-	363	363	778	778	778	778	3,759	6,871
Foreign	EGP Cachoeira Dourada S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	4.66%	Monthly	1	-	1	-	-	-	-	-	-
Foreign	EGP Cachoeira Dourada S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	12.42%	Monthly	11	32	43	40	-	-	-	-	40
Foreign	ENEL BRASIL S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.04%	Monthly	76	-	76	-	-	-	-	-	-
Foreign	ENEL BRASIL S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	10.93%	Monthly	8	24	32	29	-	-	-	-	29
Foreign	ENEL BRASIL S.A.	Brazil	Foreign	EL CORTE INGLES	Brazil	EUR	0.10%	Monthly	3	-	3	-	-	-	-	-	-
Foreign	ENEL BRASIL S.A.	Brazil	Foreign	COLUNA IMOBILIÁRIA LTDA	Brazil	BRL	9.35%	Monthly	71	-	71	-	-	-	-	-	-
Foreign	ENEL X BRASIL	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	12.42%	Monthly	14	41	55	50	-	-	-	-	50
Foreign	ENEL X BRASIL	Brazil	Foreign	PAULO ANDRADE DE SOUZA PINTO FILHO	Brazil	BRL	11.45%	Monthly	11	-	11	-	-	-	-	-	-
Foreign	ENEL X BRASIL	Brazil	Foreign	VINICOLA DO VALE DO SÃO FRANCISCO	Brazil	EUR	9.31%	Monthly	3	2	5	3	3	3	4	342	355
Foreign	ENEL X BRASIL	Brazil	Foreign	BM LOGÍSTICA S.A.	Brazil	BRL	5.94%	Monthly	34	12	46	-	-	-	-	-	-
Foreign	ENEL X BRASIL	Brazil	Foreign	VINICOLA DO VALE DO SÃO FRANCISCO	Brazil	BRL	13.11%	Monthly	30	-	30	-	-	-	-	127	127
Foreign	ENEL X BRASIL	Brazil	Foreign	PMINAS BRASIL CONSTRUÇÃO CIVIL E SE	Brazil	BRL	8.97%	Monthly	1	-	1	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	INTER EMPRENDIMENTOS IMOBILIARIOS L	Brazil	BRL	4.76%	Monthly	3	10	13	9	-	-	-	-	9
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	GABRIELA DA SILVA BRAGA	Brazil	BRL	2.42%	Monthly	3	3	6	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	MAIANA DE FÁTIMA BEZERRA PINHEIRO	Brazil	BRL	2.42%	Monthly	4	5	9	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	SJ ADMINISTRAÇÃO DE IMÓVEIS	Brazil	BRL	9.67%	Monthly	3	1	4	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	VALTER FURTADO ADVOGADOS ASSOCIADOS	Brazil	BRL	7.41%	Monthly	2	6	8	8	4	-	-	-	12
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	CARLOS NILBERTO LIMA VENANCIO	Brazil	BRL	10.01%	Monthly	1	3	4	1	-	-	-	-	1
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	EXPEDITO FILHO XIMENES CARNEIRO	Brazil	BRL	2.42%	Monthly	3	-	3	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	3.47%	Monthly	146	-	146	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	10.93%	Monthly	26	77	103	93	-	-	-	-	93
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	UNIMÓVEIS	Brazil	BRL	10.01%	Monthly	3	1	4	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	ELUÍSIO SOARES DA SILVA	Brazil	BRL	10.01%	Monthly	1	1	2	1	-	-	-	-	1
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNTELC - FUND. TELEDUCAÇÃO - CE	Brazil	BRL	6.08%	Monthly	10	-	10	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	TELEVISAO VERDES MARES LTDA	Brazil	BRL	4.01%	Monthly	4	-	4	-	-	-	-	-	-

22.1	Individualization of Lease Liabilities, continued

									September 30, 2020
									Current			Non-Current
			Taxpayer ID				Effective Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
Taxpayer ID No.	Company	Country	No.	Company	Country	Currency	Rate	Maturity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	3.47%	Monthly	8	-	8	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	4.11%	Monthly	4	-	4	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	3.47%	Monthly	22	-	22	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	3.47%	Monthly	6	-	6	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	3.47%	Monthly	7	-	7	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	3.47%	Monthly	3	-	3	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	3.47%	Monthly	2	-	2	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	3.47%	Monthly	2	-	2	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FRANCISCO FELIPE DE SOUSA	Brazil	BRL	8.01%	Monthly	1	2	3	2	3	3	3	-	11
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	F OLIVEIRA CORRETOR	Brazil	BRL	6.93%	Monthly	2	5	7	7	8	5	-	-	20
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FRANCISCO DE ASSIS ROCHA RODRIGUES	Brazil	BRL	6.93%	Monthly	2	5	7	7	8	3	-	-	18
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	MADELINE CORDEIRO CAVALCANTE	Brazil	BRL	8.31%	Monthly	1	2	3	3	3	3	3	12	24
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	MARIA OTACIANA NOGUEIRA CASTRO	Brazil	BRL	5.83%	Monthly	1	2	3	3	-	-	-	-	3
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	MARIA DAS GRACAS TIMBO D MARTINS	Brazil	BRL	7.75%	Monthly	1	1	2	1	1	1	2	13	18
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FRANCISCO CANUTO LINS	Brazil	BRL	12.51%	Monthly	2	2	4	4	4	4	5	12	29
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	PRIME PLUS LOCACAO VEICULOS E TRANS	Brazil	BRL	8.97%	Monthly	11	-	11	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	LUIZA MARTINS CAVALCANTI	Brazil	BRL	6.48%	Monthly	1	2	3	2	-	-	-	-	2
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	S.M. ALVES MOURA-ME	Brazil	BRL	10.88%	Monthly	2	4	6	5	-	-	-	-	5
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BERTRANS BERTOTTI TRANSPORTES DE CARGAS SECAS	Brazil	BRL	10.88%	Monthly	129	77	206	26	-	-	-	-	26
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	CLAUDIO SEBASTIÃO DE LIMA	Brazil	BRL	5.37%	Monthly	2	2	4	1	-	-	-	-	1
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	SOLI EMPREENDIMENTOS E CONSTRUÇÕES LTDA	Brazil	BRL	5.83%	Monthly	28	20	48	28	5	-	-	-	33
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	EXPEDITO ARAGÃO PONTES	Brazil	BRL	6.78%	Monthly	1	3	4	4	3	-	-	-	7
Foreign	Enel Cien S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	4.66%	Monthly	13	-	13	-	-	-	-	-	-
Foreign	Enel Cien S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	12.42%	Monthly	3	8	11	9	-	-	-	-	9
Foreign	Enel Cien S.A.	Brazil	Foreign	ELETROSUL CENTRAIS ELETRICAS S.A.	Brazil	BRL	5.81%	Monthly	16	-	16	-	-	-	-	-	-
Foreign	Enel Cien S.A.	Brazil	Foreign	ELETROSUL CENTRAIS ELETRICAS S.A.	Brazil	BRL	6.50%	Monthly	8	4	12	5	-	-	-	-	5
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	VINÍCIUS ANJOS DE SOUZA	Brazil	BRL	8.55%	Monthly	8	14	22	20	21	23	25	34	123
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MAURÍCIO MANHÃE DE LIMA	Brazil	BRL	5.30%	Monthly	12	22	34	8	-	-	-	-	8
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MOACYR JOSÉ DA CRUZ	Brazil	BRL	5.34%	Monthly	49	37	86	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	PAULO ALBERTO SILVA DE ANDRADE	Brazil	BRL	10.01%	Monthly	6	11	17	8	-	-	-	-	8
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	JOSÉ CLAUDIO MACHADO	Brazil	BRL	9.89%	Monthly	1	2	3	3	-	-	-	-	3
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	OLIVER DA SILVA BARRETO	Brazil	BRL	9.67%	Monthly	2	2	4	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MAURO JOSÉ RODRIGUES FELGA	Brazil	BRL	11.78%	Monthly	5	8	13	12	13	14	16	23	78
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	3.47%	Monthly	140	-	140	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	10.93%	Monthly	151	447	598	539	-	-	-	-	539
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MARILENE DAFLON JAPOR TORRES	Brazil	BRL	4.76%	Monthly	3	6	9	5	-	-	-	-	5
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	FUNDO DE INVESTIMENTO IMOBILIÁRIO PATRIMONIAL III	Brazil	BRL	8.54%	Monthly	1,015	608	1,623	659	716	777	846	942	3,940
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	LIGIA RIBEIRO GARCIA DE REZENDE	Brazil	BRL	10.32%	Monthly	1	2	3	3	3	-	-	-	6
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	OSWALDO CARDOSO LIMA	Brazil	BRL	5.34%	Monthly	6	-	6	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	LUIZ ANTONIO SIQUEIRA GONÇALVES	Brazil	BRL	10.01%	Monthly	4	4	8	2	-	-	-	-	2
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	CONSÓRCIO GDA SERVIÇOS DE TRANSPOR	Brazil	BRL	8.97%	Monthly	21	-	21	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	JOSUÉ COUTO DE OLIVEIRA	Brazil	BRL	7.11%	Monthly	1	2	3	1	-	-	-	-	1
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ALOYSIO DOS SANTOS ERTHAL	Brazil	BRL	7.30%	Monthly	1	1	2	2	2	1	-	-	5
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MIGUEL GUERREIRO MARTINS	Brazil	BRL	6.30%	Monthly	2	4	6	3	-	-	-	-	3
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	NITERÓI EMPRESA DE LAZER E TURISMO S/A	Brazil	BRL	12.94%	Monthly	12	2	14	2	3	3	4	21	33
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	LEONARDO CAMPOS	Brazil	BRL	10.32%	Monthly	2	3	5	4	5	1	-	-	10
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	JOÃO LOPES MEZAVILLA JUNIOR	Brazil	BRL	9.44%	Monthly	7	2	9	3	4	4	4	12	27
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ALICE ALT BITTENCOURT	Brazil	BRL	9.89%	Monthly	11	5	16	7	-	-	-	-	7
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	JOÃO COELHO DE ALENCAR	Brazil	BRL	9.44%	Monthly	12	8	20	11	12	13	15	38	89
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ISIDRO DA SILVA FERREIRA	Brazil	BRL	10.88%	Monthly	1	2	3	4	4	4	5	17	34
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	JOSÉ MARTINS FILHO	Brazil	BRL	10.39%	Monthly	-	1	1	2	2	2	1	-	7
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	AGNOS COMÉRCIO DE PARAF. LTDA	Brazil	BRL	4.97%	Monthly	2	2	4	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	LUSIA GOMES JESUS	Brazil	BRL	4.66%	Monthly	1	1	2	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	4.66%	Monthly	111	-	111	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	5.73%	Monthly	25	73	98	85	-	-	-	-	85
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITA EMPRESA DE TRANSPORTES LTDA	Brazil	BRL	8.93%	Monthly	509	607	1,116	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITA EMPRESA DE TRANSPORTES LTDA	Brazil	BRL	5.81%	Monthly	93	-	93	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	RAMES ABRAHÃO BASÍLIO	Brazil	BRL	6.08%	Monthly	23	-	23	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ANTÔNIO FRANCISCO DE MIRANDA	Brazil	BRL	9.10%	Monthly	1	2	3	3	4	3	-	-	10
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	SILVIO LUCIANO SAGGIN	Brazil	BRL	9.35%	Monthly	1	-	1	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ANTÔNIO SERGIO MACHADO	Brazil	BRL	8.86%	Monthly	1	1	2	2	2	1	-	-	5
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	SANT'ANA DINIZ & MOURA AGORPECUÁRIA LTDA.	Brazil	BRL	9.34%	Monthly	14	12	26	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	NERCI BERNARDO DA COSTA	Brazil	BRL	9.10%	Monthly	2	3	5	4	4	2	-	-	10
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	JOÃO FRANCISCO DOURADO	Brazil	BRL	11.25%	Monthly	2	2	4	3	4	1	-	-	8
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FLÁVIO DE OLIVEIRA BRAGA	Brazil	BRL	8.01%	Monthly	2	4	6	6	7	8	2	-	23
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	EDIVALDO GODOI DA SILVA	Brazil	BRL	7.30%	Monthly	1	2	3	3	3	3	-	-	9
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ADAIR DEODORO SILVA	Brazil	BRL	8.01%	Monthly	2	3	5	4	5	5	-	-	14
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	DANÚBIA DE FREITAS QUEIROZ	Brazil	BRL	5.34%	Monthly	1	-	1	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	SELSSI GUEDES DOURADO	Brazil	BRL	9.84%	Monthly	1	2	3	2	3	3	2	-	10
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ANA MARIA IANNACONI BORGES	Brazil	BRL	9.84%	Monthly	3	3	6	5	6	6	3	-	20
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	TEREZINHA DO CARMOS DE JESUS	Brazil	BRL	9.84%	Monthly	1	2	3	3	3	3	1	-	10
Foreign	Enel Generación Fortaleza	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	4.66%	Monthly	1	-	1	-	-	-	-	-	-
Foreign	Enel Generación Fortaleza	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	12.42%	Monthly	10	31	41	37	-	-	-	-	37
Foreign	EDESUR	Argentina	Foreign	SOCIEDAD DE HECHO ENTRE DEL TORO LEONARDO Y DEL TORO DOMINGO	Argentina	ARS	0.62%	Monthly	-	77	77	71	-	-	-	-	71
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.50%	Monthly	1	-	1	-	-	-	-	-	-
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	7.67%	Monthly	2	2	4	10	4	-	-	-	14
94.271.000-3	Enel Américas S.A.	Chile	96.800.570-7	COMPAÑIA DE LEASING TATTERSALL S A.	Chile	UF	0.01%	Monthly	2	16	18	-	-	-	-	-	-

				Total					15,241	35,920	51,161	31,060	15,908	9,267	8,869	30,535	95,639

22.1	Individualization of Lease Liabilities, continued

									December 31, 2019
									Current			Non-Current
Taxpayer			Taxpayer				Effective Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
ID No.	Company	Country	ID No.	Company	Country	Currency	Rate	Maturity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Codensa	Colombia	Foreign	INVERSIONES Y CONSTRUCCIONES 79 SAS (Pagador Alterno: Fidubogotá GE)	Colombia	COP	7.44%	Monthly	118	356	474	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	INVERSIONES Y CONSTRUCCIONES 79 SAS (Pagador Alterno: Fidubogotá GE)	Colombia	COP	7.44%	Monthly	35	105	140	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	ANA MARIA RESTREPO PEREA (33,33%)	Colombia	COP	7.44%	Monthly	19	56	75	2	-	-	-	-	2
Foreign	Codensa	Colombia	Foreign	MARIA VICTORIA RESTREPO DE MARTINEZ (33,33%)	Colombia	COP	7.44%	Monthly	19	56	75	2	-	-	-	-	2
Foreign	Codensa	Colombia	Foreign	LONDONO DE ARENAS MARIA DEL PILAR (25%)	Colombia	COP	7.44%	Monthly	14	42	56	2	-	-	-	-	2
Foreign	Codensa	Colombia	Foreign	MARTINEZ ISAACS ROBERTO EDUARDO (8,34%)	Colombia	COP	7.44%	Monthly	5	14	19	1	-	-	-	-	1
Foreign	Codensa	Colombia	Foreign	PATRIMONIOS AUTONOMOS FIDUCIARIA BOGOTA	Colombia	COP	7.39%	Monthly	102	171	273	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	CASTRO OCHOA LUIS ANTONIO	Colombia	COP	7.71%	Monthly	15	60	75	62	49	-	-	-	111
Foreign	Codensa	Colombia	Foreign	SITUANDO LTDA	Colombia	COP	7.56%	Monthly	35	114	149	84	-	-	-	-	84
Foreign	Codensa	Colombia	Foreign	JULIO ALBERTO FLECHAS VEGA	Colombia	COP	7.44%	Monthly	7	21	28	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	PAEZ RUIZ Y ASOCIADOS LTDA	Colombia	COP	7.60%	Monthly	14	50	64	52	-	-	-	-	52
Foreign	Codensa	Colombia	Foreign	ACCI S.A.S	Colombia	COP	7.99%	Monthly	40	190	230	151	163	176	53	-	543
Foreign	Codensa	Colombia	Foreign	SITUANDO LTDA	Colombia	COP	7.40%	Monthly	31	62	93	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	CONSTRUCCIONES E INVERSIONES AMC S.A.	Colombia	COP	7.80%	Monthly	12	50	62	48	52	14	-	-	114
Foreign	Codensa	Colombia	Foreign	CANALES ANDRADE Y CIA SAS	Colombia	COP	7.57%	Monthly	25	83	108	68	-	-	-	-	68
Foreign	Codensa	Colombia	Foreign	MERCURIO CENTRO COMERCIAL	Colombia	COP	7.57%	Monthly	1	4	5	3	-	-	-	-	3
Foreign	Codensa	Colombia	Foreign	PATRIMONIOS AUTONOMOS FIDUCIARIA BOGOTA	Colombia	COP	7.93%	Monthly	112	510	622	431	465	502	-	-	1,398
Foreign	Codensa	Colombia	Foreign	MUNOZ HERMANOS FYN Y COMPANIA SAS	Colombia	COP	7.87%	Monthly	6	27	33	24	44	-	-	-	68
Foreign	Codensa	Colombia	Foreign	MUNOZ HERMANOS FYN Y COMPANIA SAS	Colombia	COP	7.87%	Monthly	6	26	32	23	42	-	-	-	65
Foreign	Codensa	Colombia	Foreign	CALDWELL MANAGEMENT SAS	Colombia	COP	7.56%	Monthly	52	175	227	142	-	-	-	-	142
Foreign	Codensa	Colombia	Foreign	Interconexión Eléctrica S.A. E.S.P.	Colombia	COP	7.88%	Monthly	15	170	185	25	27	29	32	860	973
Foreign	Codensa	Colombia	Foreign	MINISTERIO DEFENSA NAL EJERCITO NAC	Colombia	COP	7.72%	Monthly	12	91	103	49	39	-	-	-	88
Foreign	Codensa	Colombia	Foreign	NEARDENTAL S.A.S	Colombia	COP	7.40%	Monthly	9	14	23	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Americas Business Process Services S.A	Colombia	COP	7.59%	Monthly	9	30	39	28	-	-	-	-	28
Foreign	Codensa	Colombia	Foreign	Americas Business Process Services S.A	Colombia	COP	7.59%	Monthly	23	77	100	74	-	-	-	-	74
Foreign	Codensa	Colombia	Foreign	TRANSPORTES ESPECIALES FSG	Colombia	COP	7.10%	Monthly	6	17	23	23	3	-	-	-	26
Foreign	Codensa	Colombia	Foreign	Equirent S.A.	Colombia	COP	9.52%	Monthly	11	19	30	-	-	-	-	-	-
Foreign	Codensa	Colombia	Foreign	Mareauto Colombia SAS	Colombia	COP	12.09%	Monthly	223	672	895	92	-	-	-	-	92
Foreign	Codensa	Colombia	Foreign	Transportes Especiales Aliados S.A.S	Colombia	COP	12.50%	Monthly	69	220	289	214	-	-	-	-	214
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BANCO INTERBANK	Perú	PEN	6.24%	Quarterly	642	1,954	2,596	2,692	2,857	-	-	-	5,549
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BANCO INTERBANK	Perú	PEN	5.54%	Quarterly	103	308	411	431	339	116	-	-	886
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BANCO CONTINENTAL	Perú	PEN	4.37%	Quarterly	-	4,932	4,932	6,801	7,085	3,650	-	-	17,536
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BuildingInmuebles Panamericana S.A.	Perú	US$	5.19%	Monthly	51	156	207	217	228	240	252	87	1,024
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	BuildingMZ-Inmobiliaria & Desarrolladora S.A.	Perú	US$	4.65%	Monthly	10	29	39	10	-	-	-	-	10
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.35%	Monthly	16	26	42	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.35%	Monthly	7	4	11	-	-	-	-	-	-
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	FM EDIFICACIONES	Perú	US$	5.05%	Monthly	4	11	15	16	16	10	-	-	42
Foreign	Enel Distribución Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.70%	Monthly	31	87	118	129	97	-	-	-	226
Foreign	Enel Generación Piura S.A.	Perú	Foreign	BANCO DE CREDITO DEL PERU	Perú	US$	5.68%	Quarterly	1,981	18,315	20,296	-	-	-	-	-	-
Foreign	Enel Generación Piura S.A.	Perú	Foreign	BANCO DE CREDITO DEL PERU	Perú	PEN	5.58%	Quarterly	687	6,354	7,041	-	-	-	-	-	-
Foreign	Enel Generación Piura S.A.	Perú	Foreign	SCOTIABANK PERU	Perú	US$	3.70%	Quarterly	2,427	7,181	9,608	9,574	2,394	-	-	-	11,968
Foreign	Enel Generación Piura S.A.	Perú	Foreign	BANCO DE CREDITO DEL PERU	Perú	US$	3.63%	Quarterly	607	1,840	2,447	1,252	-	-	-	-	1,252
Foreign	Enel Generación Piura S.A.	Perú	Foreign	RENTING SAC	Perú	PEN	7.57%	Monthly	9	26	35	21	-	-	-	-	21
Foreign	Enel Generación Piura S.A.	Perú	Foreign	BBVA CONTINENTAL	Perú	US$	2.84%	Quarterly	1	-	1	556	568	-	-	-	1,124
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Equirent S.A.	Colombia	COP	11.02%	Monthly	5	10	15	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Mareauto Colombia S.A.S	Colombia	COP	11.02%	Monthly	19	44	63	15	-	-	-	-	15
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Jairo Alberto Baquero Prada	Colombia	COP	7.00%	Monthly	10	22	32	25	-	-	-	-	25
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Patrimonios Autonomos Fiduciaria Bogota	Colombia	COP	8.00%	Monthly	52	162	214	230	249	268	118	-	865
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Caldwell Management Sas	Colombia	COP	8.00%	Monthly	53	154	207	163	-	-	-	-	163
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Gestión Inmobiliaria MIC S.A.S	Colombia	COP	7.00%	Monthly	3	8	11	2	-	-	-	-	2
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Compañía Naviera del Guavio Ltda.	Colombia	COP	7.00%	Monthly	57	19	76	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Transportes Especiales FSG	Colombia	COP	7.00%	Monthly	198	614	812	870	75	-	-	-	945
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AVIS Mareauto Colombia S.A.S	Colombia	COP	13.00%	Monthly	5	15	20	23	2	-	-	-	25
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	AVIS Mareauto Colombia S.A.S	Colombia	COP	13.00%	Monthly	3	3	6	-	-	-	-	-	-
Foreign	Emgesa S.A. E.S.P.	Colombia	Foreign	Neardental S.A.S	Colombia	COP	7.00%	Monthly	12	9	21	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	CASTELLO BRANCO OFFICE PARK - FUNDO DE INVESTIMENTO IMOBILIÁRIO (50%) / CSHG REAL ESTATE - FUNDO DE INVESTIMENTO IMOBILIÁRIO (50%)	Brazil	BRL	10.55%	Monthly	777	1,216	1,993	1,768	1,955	2,162	2,390	5,819	14,094
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	MICHEL ESPER SAAD JUNIOR / SELMA MICHEL SAAD / DORA SAAD	Brazil	BRL	10.32%	Monthly	81	154	235	224	247	133	-	-	604
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	SIFONT - COMÉRCIO DE PRODUTOS ADESIVOS LTDA - PPE / DAISAN CONSULTORIA E NEGÓCIOS IMOBILIÁRIOS LTDA	Brazil	BRL	10.10%	Monthly	25	42	67	62	68	75	82	115	402
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	GABRIEL CHUCAIR / SANDRA REGINA MARQUES PEREIRA CHUCAIR / EDUARDO CHUCAIR / MAURÍCIO CHUCAIR	Brazil	BRL	9.35%	Monthly	50	104	154	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JOAQUIM VICENTE MARTINS / MARIA FERNANDA DOS SANTOS MARTINS	Brazil	BRL	4.01%	Monthly	26	-	26	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DINARTEK ADMINISTRAÇÃO E PARTICIPAÇÃO	Brazil	BRL	7.11%	Monthly	21	45	66	64	-	-	-	-	64
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	LUIZ ROBERTO GIL CONSULTORIA	Brazil	BRL	9.35%	Monthly	9	17	26	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	RECOLOR MERCANTIL LTDA	Brazil	BRL	9.89%	Monthly	22	40	62	58	31	-	-	-	89
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FADL IBRAHIM MADJOUB / WADAD ABDUL MANDJOUB	Brazil	BRL	4.01%	Monthly	10	-	10	-	-	-	-	-	-

22.1	Individualization of Lease Liabilities, continued

									December 31, 2019
									Current			Non-Current
Taxpayer			Taxpayer				Effective Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
ID No.	Company	Country	ID No.	Company	Country	Currency	Rate	Maturity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ROGERIO PEREIRA DA SILVA / SIMONE DA SILVA	Brazil	BRL	4.01%	Monthly	5	-	5	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	CONSTRUTORA AVILA DE AZEVEDO EIRELI	Brazil	BRL	9.89%	Monthly	3	7	10	10	6	-	-	-	16
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FABIO HIROYUKI OGAWA / MÔNICA HITOMI KONDO	Brazil	BRL	9.34%	Monthly	2	5	7	4	-	-	-	-	4
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FRANCISCO PERINE	Brazil	BRL	9.35%	Monthly	2	3	5	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	SERGIO PEREIRA LEITE	Brazil	BRL	9.34%	Monthly	4	9	13	7	-	-	-	-	7
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JOSÉ CARLOS RIBEIRO / ANA CLÁUDIA LAPORTE RIBEIRO	Brazil	BRL	9.35%	Monthly	2	2	4	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	M.O. INCORPORAÇÕES & PARTICIPAÇÕES LTDA.	Brazil	BRL	9.89%	Monthly	1	3	4	4	3	-	-	-	7
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	EMILIANA RIBEIRO / SUZANA APARECIDA RIBEIRO / VICTOR JESUS RIBEIRO / JOSEPH AUGUSTO RIBEIRO	Brazil	BRL	9.34%	Monthly	3	6	9	5	-	-	-	-	5
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	LOURIVAL ASSUNÇÃO DE ABREU	Brazil	BRL	9.89%	Monthly	2	5	7	7	5	-	-	-	12
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DHL LOGISTICS LTDA	Brazil	BRL	10.32%	Monthly	104	214	318	311	343	313	-	-	967
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JSL LOCAÇÕES LTDA	Brazil	BRL	8.97%	Monthly	13	9	22	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	CSC COMPUTER SCIENCES BRASIL S.A.	Brazil	BRL	8.97%	Monthly	157	432	589	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DIRCE GONÇALVES GOMES	Brazil	BRL	11.25%	Monthly	11	18	29	26	29	32	20	-	107
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FRANCISCO FREXOSO SALAZAR	Brazil	BRL	11.25%	Monthly	6	11	17	17	19	21	13	-	70
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DARCIO ANTONIO LEARDINI / RITA DE CASSIA PONTIERI LEARDINI / VINICIUS LEARDINI / PATRICIA LEARDINI SOUZA / MURILO LEARDINI	Brazil	BRL	11.25%	Monthly	6	12	18	18	20	22	12	-	72
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JOSÉ HENRIQUE DOS SANTOS SOUSA / JOSÉ ANTUNES GOMES DE SOUSA	Brazil	BRL	8.43%	Monthly	1	3	4	4	5	5	2	-	16
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	MARIA ANGELA RODRIGUES LODO MOTA	Brazil	BRL	11.25%	Monthly	1	2	3	3	3	3	2	-	11
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	HONÓRIO PEREIRA DOMINGUES	Brazil	BRL	11.25%	Monthly	1	2	3	3	3	4	2	-	12
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	EDNEIA DE SOUZA SOARES	Brazil	BRL	8.43%	Monthly	1	2	3	3	4	4	1	-	12
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	MADALENA OLIVEIRA DA SILVA / RENAN OLIVEIRA SILVA / SULIVAN OLIVEIRA SILVA	Brazil	BRL	11.25%	Monthly	1	2	3	3	4	4	2	-	13
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ADAQUIR PRISCO	Brazil	BRL	11.25%	Monthly	2	4	6	5	6	6	3	-	20
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	NEWTON PEREIRA DA SILVA	Brazil	BRL	8.43%	Monthly	2	5	7	7	8	8	3	-	26
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DALMAS PARTICIPAÇÕES LTDA.	Brazil	BRL	11.25%	Monthly	5	9	14	13	14	16	10	-	53
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ACG PROJETOS & DECORAÇÕES LTDA	Brazil	BRL	11.25%	Monthly	4	7	11	10	11	12	9	-	42
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ADA MARIA VASONE / OLGA MARIA VASONE DE CASTRO CONDE / PATRICIA MARIA VASONE SPINGOLA / ARMANDO VASONE FILHO	Brazil	BRL	8.43%	Monthly	10	20	30	29	31	34	3	-	97
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FUNDAÇÃO PADRE ANCHIETA - CENTRO PAULISTA DE RÁDIO TV EDUCATIVAS	Brazil	BRL	10.32%	Monthly	71	137	208	199	220	200	-	-	619
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	RUJO CONSTRUÇÕES E EMPREENDIMENTOS IMOBILIÁRIOS LTDA	Brazil	BRL	11.25%	Monthly	13	20	33	30	33	37	20	-	120
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	TIVIT TERCEIRIZAÇÃO DE PROCESSOS, SERVIÇOS E TECNOLOGIA S.A.	Brazil	BRL	8.93%	Monthly	1,216	2,728	3,944	630	-	-	-	-	630
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	9.35%	Monthly	33	157	190	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	9.89%	Monthly	98	338	436	489	308	-	-	-	797
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	ARVAL BRASIL LTDA.	Brazil	BRL	4.65%	Monthly	647	-	647	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JSL S.A.	Brazil	BRL	9.45%	Monthly	1,310	1,423	2,733	2,054	2,248	2,461	2,693	6,173	15,629
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JSL S.A.	Brazil	BRL	9.45%	Monthly	408	458	866	660	723	791	866	1,716	4,756
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JSL S.A.	Brazil	BRL	4.65%	Monthly	33	31	64	-	-	-	-	-	-
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	JSL S.A.	Brazil	BRL	9.45%	Monthly	52	55	107	79	87	95	104	260	625
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	MAESTRO LOCADORA DE VEÍCULOS S.A.	Brazil	BRL	7.28%	Monthly	383	497	880	705	756	399	-	-	1,860
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	VAMOS LOCAÇÃO DE CAMINHÕES, MÁQUINAS E EQUIPAMENTOS LTDA	Brazil	BRL	7.28%	Monthly	421	757	1,178	1,073	1,151	402	-	-	2,626
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	DHL LOGISTICS LTDA	Brazil	BRL	13.39%	Monthly	78	390	468	372	422	254	-	-	1,048
Foreign	Enel Distribución Sao Paulo	Brazil	Foreign	AGASUS S.A.	Brazil	BRL	6.57%	Monthly	353	1,475	1,828	1,540	671	-	-	-	2,211
Foreign	Enel Generación Perú S.A.	Perú	Foreign	BBVA	Perú	US$	3.38%	Quarterly	-	1,269	1,269	3,873	-	-	-	-	3,873
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.12%	Monthly	10	18	28	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.12%	Monthly	3	9	12	6	-	-	-	-	6
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.31%	Monthly	2	4	6	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.11%	Monthly	2	1	3	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.11%	Monthly	4	8	12	-	-	-	-	-	-
Foreign	Enel Generación Perú S.A.	Perú	Foreign	ELIAS MARCELO LAOS HUAMAN	Perú	US$	2.23%	Quarterly	6	19	25	22	-	-	-	-	22
Foreign	Enel Generación Perú S.A.	Perú	Foreign	FM EDIFICACIONES	Perú	US$	4.83%	Monthly	3	10	13	5	5	3	-	-	13
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTING S.A.C.	Perú	PEN	5.45%	Monthly	2	7	9	7	-	-	-	-	7
Foreign	Enel Generación Perú S.A.	Perú	Foreign	RENTAEQUIPOS LEASING PERU S.A.	Perú	US$	4.51%	Monthly	8	23	31	34	25	-	-	-	59
Foreign	EGP Cachoeira Dourada S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.04%	Monthly	1	3	4	-	-	-	-	-	-
Foreign	EGP Cachoeira Dourada S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	Monthly	12	8	20	11	7	-	-	-	18
Foreign	ENEL BRASIL S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.04%	Monthly	10	23	33	-	-	-	-	-	-
Foreign	ENEL BRASIL S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	Monthly	79	55	134	77	47	-	-	-	124
Foreign	ENEL BRASIL S.A.	Brazil	Foreign	EL CORTE INGLES	Spain	EUR	0.10%	Monthly	5	-	5	-	-	-	-	-	-
Foreign	ENEL BRASIL S.A.	Brazil	Foreign	COLUNA IMOBILIÁRIA LTDA	Brazil	BRL	9.35%	Monthly	87	6	93	-	-	-	-	-	-
Foreign	ENEL X BRASIL	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	Monthly	10	22	32	31	19	-	-	-	50
Foreign	ENEL X BRASIL	Brazil	Foreign	PAULO ANDRADE DE SOUZA PINTO FILHO	Brazil	BRL	6.08%	Monthly	13	30	43	-	-	-	-	-	-
Foreign	ENEL X BRASIL	Brazil	Foreign	BM LOGÍSTICA S.A.	Brazil	BRL	5.94%	Monthly	13	29	42	17	-	-	-	-	17
Foreign	ENEL X BRASIL	Brazil	Foreign	VINICOLA DO VALE DO SÃO FRANCISCO	Brazil	BRL	13.11%	Monthly	23	-	23	-	-	-	-	178	178
Foreign	ENEL X BRASIL	Brazil	Foreign	PMINAS BRASIL CONSTRUÇÃO CIVIL E SE	Brazil	BRL	8.97%	Monthly	26	-	26	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	INTER EMPRENDIMENTOS IMOBILIARIOS L	Brazil	BRL	7.11%	Monthly	9	13	22	18	8	-	-	-	26
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	VALDERLI LIMA CARDOSO	Brazil	BRL	4.77%	Monthly	2	1	3	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	GABRIELA DA SILVA BRAGA	Brazil	BRL	5.57%	Monthly	6	1	7	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	MAIANA DE FÁTIMA BEZERRA PINHEIRO	Brazil	BRL	6.04%	Monthly	10	15	25	7	-	-	-	-	7

22.1	Individualization of Lease Liabilities, continued

									December 31, 2019
									Current			Non-Current
Taxpayer ID			Taxpayer ID				Effective Interest		Less than 90 days	More than 90 days	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
No.	Company	Country	No.	Company	Country	Currency	Rate	Maturity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	SJ ADMINISTRAÇÃO DE IMÓVEIS	Brazil	BRL	4.01%	Monthly	4	-	4	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	VALTER FURTADO ADVOGADOS ASSOCIADOS	Brazil	BRL	4.01%	Monthly	5	-	5	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	CARLOS NILBERTO LIMA VENANCIO	Brazil	BRL	7.11%	Monthly	3	4	7	5	-	-	-	-	5
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	EXPEDITO FILHO XIMENES CARNEIRO	Brazil	BRL	6.08%	Monthly	7	9	16	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	Monthly	168	510	678	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	Monthly	198	179	377	250	153	-	-	-	403
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	UNIMÓVEIS	Brazil	BRL	9.34%	Monthly	2	2	4	2	-	-	-	-	2
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	ELUÍSIO SOARES DA SILVA	Brazil	BRL	7.11%	Monthly	1	2	3	2	-	-	-	-	2
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNTELC - FUND. TELEDUCAÇÃO - CE	Brazil	BRL	6.08%	Monthly	21	7	28	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	TELEVISAO VERDES MARES LTDA	Brazil	BRL	4.01%	Monthly	9	1	10	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	LOK MOTORS	Brazil	BRL	8.97%	Monthly	71	68	139	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	Monthly	11	33	44	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	Monthly	5	17	22	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	Monthly	29	89	118	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	Monthly	8	26	34	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	Monthly	9	28	37	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	Monthly	4	13	17	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	Monthly	3	9	12	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	Monthly	37	8	45	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FRANCISCO FELIPE DE SOUSA	Brazil	BRL	8.01%	Monthly	2	2	4	3	4	4	4	3	18
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	F OLIVEIRA CORRETOR	Brazil	BRL	8.36%	Monthly	5	6	11	8	9	10	11	4	42
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FRANCISCO DE ASSIS ROCHA RODRIGUES	Brazil	BRL	8.43%	Monthly	5	7	12	10	10	11	1	-	32
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	MADELINE CORDEIRO CAVALCANTE	Brazil	BRL	12.71%	Monthly	2	1	3	2	2	2	3	13	22
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	MARIA OTACIANA NOGUEIRA CASTRO	Brazil	BRL	8.01%	Monthly	2	2	4	4	4	4	4	3	19
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	MARIA DAS GRACAS TIMBO D MARTINS	Brazil	BRL	9.56%	Monthly	1	1	2	1	1	2	2	18	24
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	FRANCISCO CANUTO LINS	Brazil	BRL	12.51%	Monthly	4	3	7	5	5	6	6	22	44
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	PRIME PLUS LOCACAO VEICULOS E TRANS	Brazil	BRL	8.97%	Monthly	48	8	56	-	-	-	-	-	-
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	LUIZA MARTINS CAVALCANTI	Brazil	BRL	6.30%	Monthly	2	2	4	3	2	-	-	-	5
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	S.M. ALVES MOURA-ME	Brazil	BRL	6.30%	Monthly	3	5	8	6	4	-	-	-	10
Foreign	Enel Distribución Ceará S.A.	Brazil	Foreign	BERTRANS BERTOTTI TRANSPORTES DE CARGAS SECAS	Brazil	BRL	9.89%	Monthly	70	98	168	142	-	-	-	-	142
Foreign	Enel Cien S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	Monthly	2	8	10	-	-	-	-	-	-
Foreign	Enel Cien S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	Monthly	22	18	40	25	15	-	-	-	40
Foreign	Enel Cien S.A.	Brazil	Foreign	ELETROSUL CENTRAIS ELETRICAS S.A.	Brazil	BRL	5.81%	Monthly	5	8	13	-	-	-	-	-	-
Foreign	Enel Cien S.A.	Brazil	Foreign	ELETROSUL CENTRAIS ELETRICAS S.A.	Brazil	BRL	6.50%	Monthly	4	6	10	8	5	-	-	-	13
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	VINÍCIUS ANJOS DE SOUZA	Brazil	BRL	10.55%	Monthly	10	15	25	23	25	28	30	71	177
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MAURÍCIO MANHÃE DE LIMA	Brazil	BRL	7.11%	Monthly	13	28	41	40	-	-	-	-	40
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MOACYR JOSÉ DA CRUZ	Brazil	BRL	5.34%	Monthly	30	91	121	52	-	-	-	-	52
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	LEIDIMAR BELIENY DE CASTRO ANDRADE	Brazil	BRL	5.57%	Monthly	7	-	7	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	JOSÉ CLAUDIO MACHADO	Brazil	BRL	9.89%	Monthly	2	3	5	4	3	-	-	-	7
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	OLIVER DA SILVA BARRETO	Brazil	BRL	5.57%	Monthly	3	-	3	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MOACYR JOSÉ DA CRUZ	Brazil	BRL	6.08%	Monthly	40	33	73	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MAURO JOSÉ RODRIGUES FELGA	Brazil	BRL	10.55%	Monthly	8	10	18	15	16	18	20	46	115
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.04%	Monthly	24	74	98	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	Monthly	265	550	815	773	473	-	-	-	1,246
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MARILENE DAFLON JAPOR TORRES	Brazil	BRL	9.89%	Monthly	4	7	11	10	4	-	-	-	14
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	FUNDO DE INVESTIMENTO IMOBILIÁRIO PATRIMONIAL III	Brazil	BRL	8.54%	Monthly	1,399	-	1,399	853	925	1,005	1,090	2,507	6,380
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	LIGIA RIBEIRO GARCIA DE REZENDE	Brazil	BRL	10.32%	Monthly	2	2	4	3	4	3	-	-	10
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	OSWALDO CARDOSO LIMA	Brazil	BRL	5.34%	Monthly	9	18	27	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	LUIZ ANTONIO SIQUEIRA GONÇALVES	Brazil	BRL	7.11%	Monthly	3	6	9	8	-	-	-	-	8
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	CONSÓRCIO GDA SERVIÇOS DE TRANSPOR	Brazil	BRL	8.97%	Monthly	184	217	401	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	JOSUÉ COUTO DE OLIVEIRA	Brazil	BRL	7.11%	Monthly	1	2	3	3	1	-	-	-	4
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ALOYSIO DOS SANTOS ERTHAL	Brazil	BRL	7.30%	Monthly	1	2	3	2	2	3	1	-	8
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	MIGUEL GUERREIRO MARTINS	Brazil	BRL	6.30%	Monthly	3	5	8	7	2	-	-	-	9
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	LOACIR ANTONIO DE CARVALHO	Brazil	BRL	4.01%	Monthly	2	-	2	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ANTONIO EDUARDO SARKIS	Brazil	BRL	6.08%	Monthly	8	8	16	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	NITERÓI EMPRESA DE LAZER E TURISMO S/A	Brazil	BRL	12.94%	Monthly	2	2	4	3	4	4	5	34	50
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	LEONARDO CAMPOS	Brazil	BRL	10.32%	Monthly	3	4	7	5	6	6	-	-	17
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	JOÃO LOPES MEZAVILLA JUNIOR	Brazil	BRL	12.51%	Monthly	9	3	12	5	5	6	7	26	49
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ALICE ALT BITTENCOURT	Brazil	BRL	9.89%	Monthly	6	7	13	10	7	-	-	-	17
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	FUNDAÇÃO CERJ DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	5.57%	Monthly	19	-	19	-	-	-	-	-	-
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	JOÃO COELHO DE ALENCAR	Brazil	BRL	12.51%	Monthly	11	11	22	17	19	21	24	90	171
Foreign	Enel Distribución Río S.A.	Brazil	Foreign	ISIDRO DA SILVA FERREIRA	Brazil	BRL	10.88%	Monthly	1	3	4	5	5	6	6	30	52
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	AGNOS COMÉRCIO DE PARAF. LTDA	Brazil	BRL	9.34%	Monthly	4	5	9	2	-	-	-	-	2
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	LUSIA GOMES JESUS	Brazil	BRL	9.34%	Monthly	2	4	6	1	-	-	-	-	1
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	MARY CELMA ALVES DE ASSIS	Brazil	BRL	4.01%	Monthly	3	1	4	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	JOSÉ FERNANDES DE CASTRO	Brazil	BRL	9.34%	Monthly	1	1	2	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	EULER ANTÔNIO DE ARAÚJO	Brazil	BRL	9.35%	Monthly	1	1	2	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ANA DA MOTA YESÃO GONÇALVES	Brazil	BRL	9.35%	Monthly	4	3	7	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.08%	Monthly	22	68	90	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	Monthly	194	159	353	224	137	-	-	-	361
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITA EMPRESA DE TRANSPORTES LTDA	Brazil	BRL	8.93%	Monthly	821	1,835	2,656	853	-	-	-	-	853
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ITA EMPRESA DE TRANSPORTES LTDA	Brazil	BRL	5.81%	Monthly	17	45	62	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	RAMES ABRAHÃO BASÍLIO	Brazil	BRL	6.08%	Monthly	31	15	46	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ANTÔNIO FRANCISCO DE MIRANDA	Brazil	BRL	9.35%	Monthly	3	1	4	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	HEBERT CHAVES DE SOUZA	Brazil	BRL	9.35%	Monthly	4	3	7	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ISABELLA FERNANDES/LETÍCIA FERNANDES	Brazil	BRL	6.04%	Monthly	3	3	6	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	MARA LILIAM DE OLIVEIRA	Brazil	BRL	9.35%	Monthly	2	1	3	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	SILVIO LUCIANO SAGGIN	Brazil	BRL	9.35%	Monthly	4	3	7	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	VILMA ALVES PIM	Brazil	BRL	9.35%	Monthly	6	4	10	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ANTÔNIO SERGIO MACHADO	Brazil	BRL	9.35%	Monthly	1	-	1	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	SANT'ANA DINIZ & MOURA AGORPECUÁRIA LTDA.	Brazil	BRL	9.34%	Monthly	30	47	77	16	-	-	-	-	16
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	JOÃO FRANCISCO DOURADO	Brazil	BRL	11.25%	Monthly	2	3	5	4	5	5	-	-	14
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	NERCI BERNARDO DA COSTA	Brazil	BRL	11.25%	Monthly	2	3	5	5	5	6	1	-	17
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	FLÁVIO DE OLIVEIRA BRAGA	Brazil	BRL	8.01%	Monthly	4	5	9	8	9	10	11	-	38
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	DANÚBIA DE FREITAS QUEIROZ	Brazil	BRL	5.34%	Monthly	2	3	5	-	-	-	-	-	-
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	ADAIR DEODORO SILVA	Brazil	BRL	8.01%	Monthly	3	4	7	6	6	7	6	-	25
Foreign	Enel Distribución Goias S.A.	Brazil	Foreign	EDIVALDO GODOI DA SILVA	Brazil	BRL	7.30%	Monthly	1	2	3	3	4	4	3	-	14
Foreign	Enel Generación Fortaleza	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.04%	Monthly	1	3	4	-	-	-	-	-	-
Foreign	Enel Generación Fortaleza	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	6.30%	Monthly	11	7	18	10	6	-	-	-	16
Foreign	EDESUR	Argentina	Foreign	Sociedad de Hecho entre Del Toro Leonardo y Del Toro Domingo	Argentina	ARS	0.62%	Monthly	-	7	7	7	-	-	-	-	7
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	FUNDAÇÃO COELCE DE SEGURIDADE SOCIAL - FAELCE	Brazil	BRL	6.50%	Monthly	1	2	3	3	-	-	-	-	3
Foreign	Enel Green Power Volta Grande	Brazil	Foreign	FUNDAÇÃO AMPLA DE SEGURIDADE SOCIAL - BRASILETROS	Brazil	BRL	7.67%	Monthly	3	5	8	14	15	1	-	-	30
94.271.000-3	Enel Américas S.A.	Chile	96.800.570-7	COMPAÑIA DE LEASING TATTERSALL S A.	Chile	UF	0.01%	Monthly	2	9	11	8	-	-	-	-	8

				Total					18,896	62,748	81,644	42,709	26,241	13,673	7,927	18,075	108,625

21.2	Undiscounted debt cash flows

Undiscounted debt cash flows are detailed as follows:

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Three to twelve months	Total Current 09-30-2020	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 09-30-2020
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Argentina	ARS	0.62%	24	82	106	44	30	25	-	-	99
Perú	US$	3.30%	3,258	17,615	20,873	9,422	2,424	2,424	2,424	11,713	28,407
Perú	PEN	5.57%	2,801	8,375	11,176	11,121	4,910	264	154	-	16,449
Colombia	COP	8.11%	1,712	4,007	5,719	3,938	3,191	2,307	1,658	13,186	24,280
Brazil	BRL	7.50%	8,583	14,545	23,128	14,049	10,824	8,376	7,660	9,832	50,741
Brazil	BRL	3.17%	6	17	23	20	20	15	-	-	55
Chile	UF	0.01%	6	11	17	-	-	-	-	-	-

	Total		16,390	44,652	61,042	38,594	21,399	13,411	11,896	34,731	120,031

			Current			Non-Current
			Maturity			Maturity
		Nominal Interest	One to three months	Three to twelve months	Total Current 12-31-2019	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non-Current 12-31-2019
Country	Currency	Rate	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Argentina	ARS	0.62%	4	10	14	8	-	-	-	-	8
Perú	US$	3.97%	5,688	29,899	35,587	16,035	3,178	13	-	-	19,226
Perú	PEN	5.10%	1,947	14,777	16,724	11,068	10,927	4,057	264	88	26,404
Colombia	COP	8.26%	1,819	4,866	6,685	3,215	1,384	1,056	550	1,084	7,289
Brazil	BRL	8.01%	12,973	24,711	37,684	23,324	18,660	14,356	11,592	17,770	85,702
Chile	UF	0.01%	3	8	11	8	-	-	-	-	8

	Total		22,434	74,271	96,705	53,658	34,149	19,482	12,406	18,942	138,637

22.	RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

-	Compliance with proper corporate governance standards.

-	Strict compliance with all of Group’s internal policies.

-	Each business and corporate area determines:

I.	The markets in which it can operate based on its knowledge and ability to ensure effective risk management.

II.	Criteria regarding counterparts.

III.	Authorized operators.

-	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

-	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

-	Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Group’s policies, standards, and procedures.

22.1	Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as, the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

Depending on the Group’s estimates and the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set floating rate to a fixed rate.

The financial debt structure of the Group detailed by the mostly strongly hedged fixed and floating interest rates on total net debt, net of hedging derivative instruments, is as follows:

Gross position:

	09-30-2020	12-31-2019
	%	%
Fixed interest rate debt	34%	39%

Risk control through specific processes and indicators allows companies to limit possible adverse financial impacts and at the same time, optimize the debt structure with an adequate degree of flexibility. In this sense, the volatility that characterized the financial markets during the first phase of the pandemic, in many cases went back to pre-COVID-19 levels and was offset by effective risk mitigation actions using derivative financial instruments.

22.2	Exchange rate risk

Exchange rate risks involve basically the following transactions:

-	Debt taken on by the Group’s companies that is denominated in a currency other than the currency in which its cash flows are indexed.

-	Payments to be made in a currency other than that in which its cash flows are indexed for the acquisition of project-related materials and for corporate insurance policies.

-	Income in Group companies directly linked to changes in currencies other than the currency of its cash flows.

-	Cash flows from foreign subsidiaries to the Chilean parent company which are exposed to exchange rate fluctuations.

In order to mitigate foreign currency risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy pursues to refinance debt in the functional currency of each of the Group’s companies.

During the first nine months of 2020, exchange rate risk management continued in the context of complying with the previously mentioned risk management policy, without difficulty to access the derivatives market. It should be noted that the volatility that characterized the financial markets during the first phase of the pandemic, in many cases went back to pre-COVID-19 levels and was offset by risk mitigation actions through derivative financial instruments.

22.3	Commodities risk

The Group has a risk exposure to price fluctuations in certain commodities, basically due to:

- Purchases of fuel used to generate electricity.

- Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Group has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers and with regulated customers subject to long-term tender processes, establishing indexation polynomials that allow for reducing commodities exposure risk.

Considering the operating conditions faced by the power generation market, with drought and highly volatile commodity prices on international markets, the Company is constantly evaluating the use of hedging to minimize the impacts that these price fluctuations have on its results.

As of September 30, 2020, there are no current transactions for the purpose of hedging the contracting portfolio.

As of December 31, 2019, 5.28 GWh of energy purchases had been settled, in order to cover the contracting portfolio.

Thanks to the mitigation strategies implemented, the Group was able to minimize the effects of basic product price volatility on the results for the first nine months of 2020.

22.4	Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives (see Notes 20 and 23).

As of September 30, 2020, the Enel Américas Group presents liquidity in the amount of ThUS$ 1,605,306. As of December 31, 2019, the Enel Américas Group presents liquidity of ThUS$1,938,997 in cash and other cash equivalents and ThUS$ 706,000 in unconditionally available long-term lines of credit.

22.5	Credit risk

The Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short-term period of collections from customers, resulting in non-significant cumulative receivables amounts. This situation applies to the electricity generating and distribution lines of business.

In our electricity generating business, some countries’ regulations allow suspending the energy service to customers with outstanding payments, and most contracts have termination clauses for payment default. The Company monitors its credit risk on an ongoing basis and measures quantitatively its maximum exposure to payment default risk, which, as stated above, is very low.

In our electricity distribution companies, the suspension of energy service to customers in payment default is permitted in all cases, in accordance with current regulations in each country. This facilitates our credit risk management, which is also low in this line of business.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade where possible) with thresholds established for each entity.

Banks that have received investment grade ratings from the three major international rating agencies (Moody’s, S&P, and Fitch) are selected for making investments.

Investments may be backed with treasury bonds from the countries in which the company operates and/or with commercial papers issued by the highest rated banks; the latter are preferable as they offer higher returns (always in line with current investment policies).

It should be noted that the downturn macroeconomic scenarios due to the effect of COVID-19 have not had a significant impact on the quality of trade accounts receivable. In particular, the results of specific internal analyses have demonstrated that there is no statistical correlation between the main economic indicators (GDP, unemployment rate, etc.) and the impairment of the credit quality of counterparties.

22.6	Risk measurement

The Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Company, thereby reducing volatility in the income statement.

The portfolio of positions included for purposes of calculating the present Value at Risk include:

-	Financial debt.
-	Hedge derivatives for debt.

The VaR determined represents the potential variation in value of the portfolio of positions described above in a quarter with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions, including:

-	U.S. dollar LIBOR interest rate.
-	The different currencies with which our companies operate and the customary local indices used in the banking industry.
-	The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one quarter) of market values (both spot and term) for the risk variables, using Bootstrapping simulations.

The quarter 95% confidence VaR number is calculated as the 5% percentile most adverse of the quarterly possible fluctuations.

Taking into consideration the assumptions previously described, the quarter VaR of the previously discussed positions was ThUS$ 266,000.

This value represents the potential increase of the Debt and Derivatives’ Portfolio, thus these VaR are inherently related, among other factors, to the Portfolio’s value at each quarter end.

23.	FINANCIAL INSTRUMENTS

23.1	Financial instruments classified by type and category.

a)       The detail of financial assets, classified by type and category, as of September 30, 2020 and December 31, 2019, is as follows:

	September 30, 2020
	Financial assets at fair value with changes in results	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$
Trade and other accounts receivable	-	2,768,914	-	-
Derivative instruments	39,495	-	-	153,774
Other financial assets	173,218	12,246	-	-
Total Current	212,713	2,781,160	-	153,774

Equity instruments	-	-	611	-
Trade and other accounts receivable	-	522,801	-	-
Derivative instruments	-	-	-	24,090
Other financial assets	2,107,172	240,668	-	-
Total Non-Current	2,107,172	763,469	611	24,090
Total	2,319,885	3,544,629	611	177,864

	December 31, 2019
	Financial assets at fair value with changes in results	Financial assets measured at amortized cost	Financial assets at fair value with changes in other comprehensive income	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$	ThUS$
Trade and other accounts receivable	-	3,520,826	-	-
Derivative instruments	232	-	-	18,276
Other financial assets	59,146	42,729	-	-
Total Current	59,378	3,563,555	-	18,276

Equity instruments	-	-	320	-
Trade and other accounts receivable	-	588,804	-	-
Derivative instruments	17,514	-	-	34,105
Other financial assets	2,652,134	345,738	-	-
Total Non-Current	2,669,648	934,542	320	34,105

Total	2,729,026	4,498,097	320	52,381

b)       The detail of financial liabilities, classified by type and category, as of September 30, 2020 and December 31, 2019, is as follows:

	September 30, 2020
	Financial liabilities at fair value with changes in results	Financial liabilities measured at amortized cost	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$
Interest-bearing loans	-	2,443,840	-
Trade and other accounts payable	-	3,324,379	-
Derivative instruments	1,923	-	238
Other financial liabilities	-	51,161	-
Total Current	1,923	5,819,380	238

Interest-bearing loans	-	3,427,428	-
Trade and other accounts payable	-	2,023,608	-
Derivative instruments	90	-	-
Other financial liabilities	-	95,639	-
Total Non-Current	90	5,546,675	-

Total	2,013	11,366,055	238

	December 31, 2019
	Financial liabilities at fair value with changes in results	Financial liabilities measured at amortized cost	Financial derivatives for hedging
	ThUS$	ThUS$	ThUS$
Interest-bearing loans	-	1,478,831	-
Trade and other accounts payable	-	4,218,250	-
Derivative instruments	2,047	-	9,173
Total Current	2,047	5,697,081	9,173

Interest-bearing loans	-	4,889,422	-
Trade and other accounts payable	-	2,334,556	-
Derivative instruments	1,036	-	-
Total Non-Current	1,036	7,223,978	-

Total	3,083	12,921,059	9,173

23.2	Derivative instruments

The risk management policy of the Group uses primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Company classifies its hedges as follows:

•         Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

•         Fair value hedges: Those that hedge the fair value of the underlying hedged item.

•         Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedging instruments are recognized at fair value through profit or loss (financial assets held for trading).

a)     Assets and liabilities for hedge derivative instruments

As of September 30, 2020, and December 31, 2019, financial derivative qualifying as hedging instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	September 30, 2020				December 31, 2019
	Asset		Liability		Asset		Liability
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	615	10,365	-	-	-	12,400	317	-
Cash flow hedge	615	10,365	-	-	-	12,400	317	-
Exchange rate hedge:	192,654	13,725	2,161	90	18,508	39,219	9,183	1,036
Cash flow hedge	153,938	13,725	2,153	90	18,508	21,705	9,174	-
Fair value hedge	38,716	-	8	-	-	17,514	9	1,036
TOTAL	193,269	24,090	2,161	90	18,508	51,619	9,500	1,036

- General Information Related to Hedging Derivative Instruments

Hedging derivative instruments and their corresponding hedged instruments are shown in the following table:

Type of Hedge Instrument	Description of hedged risk	Description of hedged item	Fair Value of Hedged Item 09-30-2020 ThUS$	Fair Value of Hedged Item 12-31-2019 ThUS$
SWAP	Interest rate	Bank loans	10,980	8,670
SWAP	Exchange rate	Bank loans	187,591	48,930
SWAP	Exchange rate	Unsecured obligations (bonds)	17,745	-
FORWARD	Exchange rate	Operational Income	(1,316)	2,008
FORWARD	Exchange rate	Unsecured obligations (bonds)	108	-

As of September 30, 2020, and December 31, 2019, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

For fair value hedges, the gain or losses on the hedging derivative instrument and on the underlying hedged item recognized for the periods ended September 30, 2020 and 2019, is detailed in the following table:

	September 30, 2020		September 30, 2019
	Gains	Losses	Gains	Losses
	ThUS$	ThUS$	ThUS$	ThUS$
Hedging derivative instrument	29,640	-	5,499	-
Underlying hedged item	-	688	60	-
TOTAL	29,640	688	5,559	-

b)       Financial derivative instruments assets and liabilities at fair value through profit or loss

As of September 30, 2020, and December 31, 2019, financial derivative transactions recognized at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	September 30, 2020				December 31, 2019
	Assets	Liabilities	Assets	Liabilities	Assets	Assets	Assets	Assets
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-hedging derivative instrument (1)	15,729	-	-	-	1,523	1,720	-	-

(1)	Correspond to forward contracts entered into by the Group mainly to hedge foreign exchange risk related to dividends received or to be received from its foreign subsidiaries. Although, the hedge relationship has economic substance, they do not comply with all the hedging documentation requirements set forth by IFRS 9 Financial Instruments to qualify for hedge accounting.

c)       Other information on derivatives:

The following table sets forth the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of September 30, 2020 and December 31, 2019.

	September 30, 2020
	Notional amount
Financial Derivatives	Fair value	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than five years	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	10,980	-	-	-	-	-	141,826	141,826
Cash flow hedge	10,980	-	-	-	-	-	141,826	141,826
Exchange rate hedge:	204,128	590,892	39,457	-	-	-	-	630,349
Cash flow hedge	165,420	534,161	39,457	-	-	-	-	573,618
Fair value hedge	38,708	56,731	-	-	-	-	-	56,731
Derivatives not designated for hedge accounting	15,729	286,400	-	-	-	-	-	286,400
TOTAL	230,837	877,292	39,457	-	-	-	141,826	1,058,575

	December 31, 2019
	Notional amount
Financial Derivatives	Fair value	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than five years	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Interest rate hedge:	12,083	-	-	-	-	-	-	-
Cash flow hedge	12,083	-	-	-	-	-	-	-
Exchange rate hedge:	47,508	385,662	315,082	49,619	-	-	-	750,363
Cash flow hedge	31,039	385,662	235,691	49,619	-	-	-	670,972
Fair value hedge	16,469	-	79,391	-	-	-	-	79,391
Derivatives not designated for hedge accounting	(198)	42,015	-	-	-	-	-	42,015
TOTAL	59,393	427,677	315,082	49,619	-	-	-	792,378

The contractual maturities of hedging and non-hedging derivatives do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

23.3     Fair value hierarchies

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.h.

The following table presents financial assets and liabilities measured at fair value as of September 30, 2020 and December 31, 2019:

		Fair Value Measured at End of Reporting Period Using:
	09-30-2020	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThUS$	ThUS$	ThUS$	ThUS$
Recurring fair value measurement
Financial Assets :
Financial derivatives designated as cash flow hedge	178,644	-	178,644	-
Financial derivatives designated as fair value hedge	38,715	-	38,715	-
Financial derivatives not designated for hedge accounting	15,729	-	15,729	-
Financial assets at fair value with changes in other comprehensive income	611	-	611	-
Financial assets at fair value through profit or loss	2,264,662	157,496	2,107,166	-
Total	2,498,361	157,496	2,340,865	-
Financial Liabilities:
Financial derivatives designated as cash flow hedge	2,243	-	2,243	-
Financial derivatives designated as fair value hedge	8	-	8	-
Financial derivatives not designated for hedge accounting	-	-	-	-
Total	2,251	-	2,251	-

		Fair Value Measured at End of Reporting Period Using:
	12-31-2019	Level 1	Level 2	Level 3
Financial Instruments Measured at Fair Value	ThUS$	ThUS$	ThUS$	ThUS$
Recurring fair value measurement
Financial Assets :
Financial derivatives designated as cash flow hedge	52,613	-	52,613	-
Financial derivatives designated as fair value hedge	17,514	-	17,514	-
Financial derivatives not designated for hedge accounting	1,522	-	1,522	-
Financial assets at fair value with changes in other comprehensive income	320	-	320	-
Financial assets at fair value through profit or loss	2,709,757	57,693	2,652,064	-
Total	2,781,726	57,693	2,724,033	-
Financial Liabilities:
Financial derivatives designated as cash flow hedge	9,491	-	9,491	-
Financial derivatives designated as fair value hedge	1,045	-	1,045	-
Financial derivatives not designated for hedge accounting	1,720	-	1,720	-
Total	12,256	-	12,256	-

24.	CURRENT AND NON-CURRENT PAYABLES

The detail of Trade and Other Current Payables as of September 30, 2020 and December 31, 2019 is as follows:

	Current		Non-Current
	09-30-2020	12-31-2019	09-30-2020	12-31-2019
Trade and Other Payables	ThUS$	ThUS$	ThUS$	ThUS$
Trade payables
Energy suppliers	707,622	1,133,816	97,627	156,230
Fuel and gas suppliers	17,735	26,936	-	-
Payables for goods and services	803,976	960,395	5,601	4,410
Payables for assets acquisitions	40,678	17,051	11,049	10,868
Subtotal Trade Payables	1,570,011	2,138,198	114,277	171,508

Other payables
Dividends payable to non-controlling interests	135,084	255,632	-	-
Payables to CAMMESA (1) (3)	286,984	131,866	30,346	51,430
Penalties and complaints (2) (3)	21,181	31,325	77,353	93,464
Research and development	91,316	124,753	85,812	102,762
Taxes payables other than income tax	154,588	196,309	731	1,441
Accounts payables to employees	134,207	158,143	621	997
PIS/COFINS on VAT (payable to consumers) (4)	198,402	169,405	1,348,460	1,420,320
Regulatory Liabilities Brazilian Subsidiaries (5)	361,232	432,625	224,917	218,182
Agreement Enel Distribución Sao Paulo with Eletrobras (6)	62,577	85,219	123,258	253,108
Other payables	78,825	196,570	18,701	22,785
Subtotal other current payables	1,524,396	1,781,847	1,910,199	2,164,489

Total	3,094,407	3,920,045	2,024,476	2,335,997

Note 22.4 for the description of the liquidity risk management policy.

(1) As of September 30, 2020, the balance includes ThUS$273,193 from our subsidiary Edesur related to the payables for energy purchases from CAMMESA (ThUS$115,067 as of December 31, 2019). In addition, it included a total amount of ThUS$ 44,137 (ThUS$68,229 as of December 31, 2019) related to the agreements signed with CAMMESA for (i) financing the functional operational needs of the power generating plant of our subsidiary Enel Generación Costanera, (ii) financing the maintenance needs of the turbosteam generators in our subsidiary Dock Sud, and (iii) financing the Extraordinary Investment Plan our subsidiary Edesur.

(2) Correspond mainly to fines and complaints for the current and previous years, that our subsidiary Edesur S.A. has received from the regulating entity due to commercial service quality, quality of the technical product and public road safety. These fines have not been paid, since some are suspended by the Agreement Declaration signed in 2007 with the Argentine Government. The value of these fines is updated in line with the changes in Distribution Added Value due to the tariff adjustments. As of September 30, 2020, ThUS$ 63,204 (ThUS$ 78,308 as of December 31, 2019) is included as a result of the application of ENRE Resolution No. 1/2016.

(3) On June 14, 2019, the Extraordinary Shareholders’ Meeting of Edesur ratified the agreement reached with the Government Secretariat of Energy (acting on behalf of the Argentine National State) in relation to the Regularization of Obligations. This agreement ended the outstanding reciprocal claims that arose in the 2006-2016 transition period. In this agreement, Edesur agreed to pay off remaining debts that arose in the above-mentioned transition period and committed to make investments in addition to those established in the Comprehensive Tariff Review for a total amount of ThUS$74,638 (approximately ARS 4,280 million). These expenses will be made over a maximum period of 5 years, and they are designed to contribute to the improvement, reliability and security of the service.

In turn, the Argentine National State agreed to assume Edesur’s obligations arising from debts related to loan agreements, energy purchases and corporate debts generated in the years 2017 and 2018, and it also committed to forgive sanctions payable to the Public Administration. The total amount committed under these items is ThUS$203,433 (approximately ARS 12,183 million), a reduction in liabilities that was accounted for as Other operating income (see Note 28)

(4) See Note 9, discussing the recoverable PIS/COFINS Taxes.

(5) See Note 10(i).

(6) This corresponds to an agreement between Enel Distribución Sao Paulo and Eletrobrás ending a lawsuit between both parties dating from 1986. These amounts were duly provisioned (see Notes 25).

The detail of trade payables, both up to date and past due as of September 30, 2020 and December 31, 2019 are presented in Appendix 3.

25.	PROVISIONS

a)	The detail of provisions as of September 30, 2020 and December 31, 2019, is as follows:

	Current		Non-Current
	09-30-2020	12-31-2019	09-30-2020	12-31-2019
Provisions	ThUS$	ThUS$	ThUS$	ThUS$
Provisions for legal proceedings	194,669	250,030	679,902	872,521
Decommissioning or restoration (*)	25,447	32,325	56,915	96,984
Provision for environmental issues	424	632	7,155	609
Other provisions	3,057	3,065	4,902	6,213
Total	223,597	286,052	748,874	976,327

(*) These are mainly from Emgesa, whose restoration plan includes liabilities for 24 years from its inception, that is, a 4-year pilot project and then 20 years of execution of the proposed plan. Accordingly, there are irrevocable liabilities derived from the environmental license that must be fulfilled during the project’s useful life.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the related matters.

b)	Changes in provisions as of September 30, 2020 and December 31, 2019, are as follows:

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Provisions	ThUS$	ThUS$	ThUS$	ThUS$
Changes in Provisions
Balance as of January 1, 2020	1,122,551	129,309	10,519	1,262,379
Increase (decrease) in existing provisions	140,257	(30,327)	7,521	117,451
Provision used	(88,342)	(3,923)	(807)	(93,072)
Increase from adjustment to time value of money	72,516	1,909	356	74,781
Foreign currency translation	(305,152)	(14,606)	(2,036)	(321,794)
Transfer to P&L	(67,259)	-	(15)	(67,274)
Total Changes in Provisions	(247,980)	(46,947)	5,019	(289,908)
Balance as of September 30, 2020	874,571	82,362	15,538	972,471

	Legal Proceedings	Decommissioning or Restoration	Environmental Issues and Other Provisions	Total
Provisions	ThUS$	ThUS$	ThUS$	ThUS$
Changes in Provisions
Balance as of January 1, 2019	1,691,736	87,720	7,383	1,786,839
Increase (decrease) in existing provisions (1)	(308,689)	46,020	12,631	(250,038)
Provision used	(155,974)	(10,196)	(8,178)	(174,348)
Increase from adjustment to time value of money	113,879	5,933	154	119,966
Foreign currency translation	(114,476)	(168)	(1,067)	(115,711)
Transfer to P&L	(103,925)	-	(404)	(104,329)
Total Changes in Provisions	(569,185)	41,589	3,136	(524,460)
Balance as of December 31, 2019	1,122,551	129,309	10,519	1,262,379

(1) It includes reclassification made to Trade and other payables originating in an agreement between Enel Distribución Sao Paulo and Eletrobrás ending a lawsuit between both parties dating from 1986 (see Notes 24).

26.	POST-EMPLOYMENT BENEFIT OBLIGATIONS

26.1	General information:

The Company and certain of its subsidiaries in Brazil, Colombia, Peru and Argentina granted various post-employment benefits for all or certain of their active or retired employees. These benefits are calculated and recognized in the financial statements according to the policy described in Note 3.m.1, and include primarily the following:

a)	Defined benefit plans:

•	Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.

•	Health Plan: Pursuant to collective bargaining agreements, the companies provide a health plan to their employees. This benefit is granted to employees in the Brazilian (Enel Distribución Goiás, Enel Distribución Rio and Enel Distribución Ceará) and Colombian (Emgesa and Codensa) companies.

b)	Other benefits:

•	Five-year benefit: A benefit certain employees receive after 5 years and which begins to accrue from the second year onwards. This benefit is provided to Emgesa and Codensa employees.

•	Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period of 5 years. This benefit is provided to Enel Américas employees.

•	Unemployment: A benefit paid regardless of whether the employee is fired or leaves voluntarily. This benefit is accrued on a daily basis and is paid at the time of contract termination (although the law allows for partial withdrawals for housing and education). This benefit is provided to Emgesa and Codensa employees.

•	Seniority bonuses in Peru: There is an agreement to give employees (“subject to the collective bargaining agreement”) an extraordinary bonus for years of service upon completion of the equivalent of five years of actual work based on the following:

For completing 5, 10 and 15 years – 1 basic monthly remuneration

For completing 20 years – 1 ½ basic monthly remuneration

For completing 25, 30, 35 & 40 years – 2 ½ basic monthly remunerations

•	Education and Energy Plans: According to the collective bargaining Agreement, the Colombian companies Emgesa and Codensa grant education and electricity discount rates to their employees.

c)	Defined contribution benefits:

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability or death.

26.2	Details, changes and presentation in financial statements:

a)	The post-employment obligations associated with defined benefits plans and the related plan assets as of September 30, 2020 and December 31, 2019:

Reconciliation with general ledger accounts:

	Balance as of
	09-30-2020	12-31-2019
	ThUS$	ThUS$
Post-employment obligations	3,599,986	4,876,960
(-) Plan assets (*)	(2,233,137)	(3,090,862)

Total	1,366,849	1,786,098

Amount not recognized due to limit on Plan Assets Ceiling (**)	38,111	49,780
Minimum funding required (IFRIC 14) (***)	-	484

Total Post-Employment Obligations, Net (i)	1,404,960	1,836,362

Reconciliation with general ledger accounts:

	Balance as of
(i) Post-Employment Obligations, Net	09-30-2020	12-31-2019
	ThUS$	ThUS$
Long-term post-employment obligations	1,404,960	1,836,362
Pension plans	1,291,362	1,683,668
Health plans	86,837	123,534
Other plans	26,761	29,160

Total Post-Employment Obligations, Net	1,404,960	1,836,362

(*) Plan assets to fund defined benefit plans only in our Brazilian subsidiaries (Enel Distribución Rio S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo S.A. and Enel Distribución Goiás).

(**) In Enel Distribución Ceará S.A., certain pension plans currently have an actuarial surplus amounting to ThUS$ 38,111 as of September 30, 2020 (ThUS$49,780 as of December 31, 2019), which actuarial surplus was not recognized as an asset in accordance with IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, because the Complementary Social Security (SPC) regulations - CGPC Resolution No. 26/2008 states that the surplus can only be used by the sponsor if the contingency reserve on the balance sheet of Faelce (an institution providing pension funds exclusively to employees and retired employees of Enel Distribución Ceará S.A.) is at the maximum percentage (25% of reserves). This ensures the financial stability of the plan based on the volatility of these obligations. If the surplus exceeds this limit, it may be used by the sponsor to reduce future contributions or be reimbursed to the sponsor

(***) In Enel Distribución Rio S.A. has been recognized in accordance with the provisions of IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction an additional liability as of September 30, 2020 has been registered ThUS$ 0 (ThUS$484 as of December 31, 2019). This corresponds to actuarial debt contracts that the company signed with Brasiletros (an institution providing pension funds exclusively to employees and retired employees of Enel Distribución Rio S.A.). This was done to equalize deficits on certain pension plans, since the sponsor assumes responsibility for these plans, in accordance with current legislation.

b)	The following amounts were recognized in the consolidated statement of comprehensive income for the periods ended September 30, 2020 and 2019:

	Balance as of
Expense Recognized in Comprehensive Income	09-30-2020	09-30-2019
	ThUS$	ThUS$
Current service cost for defined benefits plan	7,927	7,424
Interest cost for defined benefits plan	206,582	271,933
Interest income from the plan assets	(131,270)	(191,085)
Interest cost on asset ceiling components	2,178	1,543

Expenses recognized in Profit or Loss	85,417	89,815
(Gains) losses from remeasurement of defined benefit plans	112,867	-
Total expense recognized in Comprehensive Income	198,284	89,815

The profit from measurement of defined benefits plans, is mainly explained by the adjustment in the discount rate that the Group applied at the end of the nine-month period of 2020. The change in this actuarial assumption, originated from changes in the macroeconomic and financial environment generated by the COVID-19 pandemic (see Notes 2.3 and 35.5).

c)	The rollforward of net actuarial liabilities as of September 30, 2020 and December 31, 2019, are as follows:

Net Actuarial Liability	ThUS$
Balance as of January 1, 2019	1,343,507
Net interest cost	108,672
Service cost	11,255
Benefits paid	(12,668)
Contributions paid	(121,088)
Actuarial (gains) losses from changes in financial assumptions	678,722
Actuarial (gains) losses from changes in experience adjustments	144,140
Return on plan assets, excluding interest	(268,916)
Changes in the asset limit	27,679
Minimum finding required (IFRIC 14)	(5,483)
Past service credit defined benefit plan obligations	(8,643)
Transfer of employees	(153)
Foreign currency translation differences	(60,662)
Balance as of December 31, 2019	1,836,362
Net interest cost	77,490
Service cost	7,927
Benefits paid	(7,794)
Contributions paid	(105,256)
Actuarial (gains) losses from changes in financial assumptions	(156,304)
Actuarial (gains) losses from changes in experience adjustments	273,071
Return on plan assets, excluding interest	(4,271)
Changes in the asset limit	754
Minimum finding required (IFRIC 14)	(383)
Transfer of employees	(99)
Foreign currency translation differences	(516,537)
Balance as of September 30, 2020	1,404,960

d)	The balance and changes in post-employment defined benefit obligations as of September 30, 2020 and December 31, 2019 are as follows:

Actuarial Value of Post-employment Obligations	ThUS$
Balance as of January 1, 2019	4,235,466
Current service cost	11,255
Interest cost	357,751
Contributions from plan participants	2,295
Foreign currency translation	(171,481)
Contributions paid	(372,392)
Defined benefit plan obligations from business combinations	(8,643)
Actuarial (gains) losses from changes in financial assumptions (*)	678,722
Actuarial (gains) losses from changes in experience adjustments (*)	144,140
Transfer of employees	(153)
Balance as of December 31, 2019	4,876,960
Current service cost	7,927
Interest cost	206,582
Contributions from plan participants	799
Foreign currency translation	(1,393,580)
Contributions paid	(215,370)
Transfer of employees	(99)
Actuarial (gains) losses from changes in financial assumptions (*)	(156,304)
Actuarial (gains) losses from changes in experience adjustments (*)	273,071

Balance as of September 30, 2020	3,599,986

As of September 30, 2020, the post-employment benefit obligations are allocated as follows: 0.07% is from defined benefit plans in the Chilean holding company (0.06% as of December 31, 2019), 96.46% is from defined benefit plans in Brazilian companies (96.86% as of December 31, 2019), 2.88% is from defined benefit plans in Colombian companies (2.66% as of December 31, 2019), 0.42% is from defined benefit plans in Argentine companies (0.29% as of December 31, 2019), and the remaining 0.17% is from defined benefit plans in Peruvian companies (0.13% as of December 31, 2019).

Changes in the fair value of the benefit plan assets are as follows:

Fair Value of Plan Assets	ThUS$
Balance as of January 1, 2019	(2,919,501)
Interest income	(251,095)
Return on plan assets, excluding interest	(268,916)
Foreign currency translation differences	112,309
Employer contributions	(121,088)
Benefits paid	(2,295)
Contributions paid	359,724
Balance as of December 31, 2019	(3,090,862)
Interest income	(131,270)
Return on plan assets, excluding interest	(4,271)
Foreign currency translation differences	891,744
Employer contributions	(105,256)
Benefits paid	(798)
Defined benefit plan obligations from business combinations	207,576

Balance as of September 30, 2020	(2,233,137)

e)	The main categories of benefit plan assets are as follows:

Category of Plan Assets	09-30-2020		12-31-2019
	ThUS$	%	ThUS$	%
Equity instruments (variable income)	227,918	10.21%	321,268	10.39%
Fixed-income assets	1,875,671	83.99%	2,557,928	82.76%
Real estate investments	70,161	3.14%	121,194	3.92%
Other	59,387	2.66%	90,472	2.93%
Total	2,233,137	100%	3,090,862	100%

The plans for retirement benefits and pension funds held by our Brazilian subsidiaries, Enel Distribución Rio S.A., Enel Distribución Ceará and Enel Distribución Sao Paulo, maintain investments as determined by the resolutions of the National Monetary Council, ranked in fixed income, equities and real estate. Fixed income investments are predominantly invested in federal securities. Regarding equities, Faelce (an institution providing pension funds exclusively to employees and retired employees of Enel Distribución Ceará) holds common shares of Enel Distribución Ceará, Brasiletros (a similar institution for employees of Enel Distribución Rio) and Eletra (an institution pension fund exclusively for employees and retired staff Enel Distribución Sao Paulo) holds shares in investment funds with a portfolio traded on Bovespa (the São Paulo Stock Exchange). Finally, with regards to real estate, the foundations Faelce and Brasiletros have properties that are currently leased to Enel Distribución Rio and Enel Distribución Ceará, while in Eletra the real estate investments are exclusively for the own use of the foundation.

The following table sets forth the assets affected by the plans and invested in shares, leases and real estate owned by the Group.

	Balance as of
	09-30-2020	12-31-2019
	ThUS$	ThUS$
Real Estate	18,728	28,776
Total	18,728	28,776

f)	Reconciliation of asset ceiling:

Reconciliation of Asset Ceiling	ThUS$
Balance as of January 1, 2019	21,463
Interest on assets not recognized	2,016
Other changes in assets not recognized due to asset limit	27,679
Foreign currency translation differences	(1,378)
Balance as of December 31, 2019	49,780
Interest on assets not recognized	2,178
Other changes in assets not recognized due to asset limit	754
Foreign currency translation differences	(14,601)
Balance as of September 30, 2020	38,111

26.3	Other revelations:

•	Actuarial assumptions:

As of September 30, 2020, and December 31, 2019, the following assumptions were used in the actuarial calculation of defined benefit plans:

	Chile		Brazil		Colombia		Argentina		Peru
	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019
Discount rates used	2.57%	3.40%	4,31% - 8,21%	6,13% - 7,38%	6.37%	5,81%- 5,85%	48.37%	49.42%	4.10%	4.30%
Expected rate of salary increases	3.80%	3.80%	4,52% - 5,04%	5.04%	4.85%	4.90%	41.30%	42.30%	4.00%	4.00%
Mortality tables	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014	AT 2000	AT 2000	RV 2008	RV 2008	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014	CB-H-2014 y RV-M-2014
Turnover rate	7.53%	8.02%	5.19%	5.63%	0.37%	0.45%	1.17%	1.28%	4.97%	5.02%

•	Sensitivity:

As of September 30, 2020, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThUS$ 301,897 (ThUS$436,798 as of December 31, 2019) if the rate rises and an increase of ThUS$ 356,686 (ThUS$521,892 as of December 31, 2019) if the rate falls.

•	Defined contribution:

The contributions made to the defined contribution plans are recorded in the item “employee expenses” in the consolidated statement of comprehensive income. The amounts recorded for this concept for the periods ended September 30, 2020 and 2019 were ThUS$ 7,328, and ThUS$ 9,620, respectively.

•	Future disbursements:

According to the available estimate, the disbursements foreseen (net of assets) to cover the defined benefits plans for 2020 amount to ThUS$94,257.

•	Length of commitments:

The Group’s obligations have a weighted average length of 12.10 years, and the outflows of benefits for the next 10 years and more is expected to be as follows:

Years	ThUS$
1	297,019
2	284,421
3	279,000
4	273,728
5	266,416
6 a 10	1,235,956

•	Multi-employer plans Enel Distribución Sao Paulo:

FUNCESP is the entity in charge of the benefit plans sponsored by Enel Distribución Sao Paulo. Through negotiations with representative trade unions, the Company reformulated the plan in 1997, considering as its main characteristic a mixed model made up by 70% of the actual wage contributed as defined benefit and 30% of the actual wage contributed as established contribution. The purpose of this reformulation was to consider the actuarial technical deficit and to reduce the risk of future deficits.

The cost of the defined benefit plan is evenly divided between the Company and the employees according to the rates mentioned above. Rates of costs vary between 1.45% and 4.22%, according to the range of wages and they are annually reassessed by an independent actuary. The cost of the defined contribution is based on the percentage freely chosen by the participant (from 1% to 100% over 30% of the actual wage contributed), with a contribution of the Company of up to the limit of 5% over the 30% basis of the contribution remuneration (the contributions paid by the company were ThUS$ 88,898 and ThUS$ 88,396 for the periods ended September 30, 2020 and 2019, respectively).

The Settled Proportional Supplementary Benefit - BSPS guarantees the plan participating employees that adhered to the model implemented in the Company’s privatization. This benefit will ensure the proportional value corresponding to the previous service period to the adherence date to the new mixed plan. This benefit will be paid from the date in which the participant completes the minimum times required under the regulation of the new plan.

27.	EQUITY

27.1	Equity attributable to the shareholders of Enel Américas.

27.1.1 Subscribed and paid capital and number of shares

The issued capital of the Company for the periods ended September 30, 2020 and 2019 is ThUS$ 9,783,875 divided into 76,086,311,036 authorized, subscribed and paid shares. All of the shares issued by the Company are subscribed and paid, and they are listed for trade on the Bolsa de Comercio de Santiago de Chile, the Bolsa Electrónica de Chile, and the New York Stock Exchange (NYSE)

As of September 30, 2020, and December 31, 2019, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

At an Extraordinary Shareholders’ Meeting of Company held on April 30, 2019, shareholders approved a capital increase for an amount of US$3billion by issuing 18,729,788,686 ordinary shares, no-par value, of the same series. The purpose of this capital increase was to enable the Company’s subsidiary Enel Brasil to repay a loan provided by Enel Finance International N.V., which replaced bank debt incurred by Enel Brasil for the acquisition of the Brazilian company Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A. (currently Enel Distribución Sao Paulo), and to restructure the liabilities of the Enel Distribución Sao Paulo’s pension funds.

All new ordinary shares will be offered preferably to shareholders on a pro rata basis based on the shares they own as of record in the Enel Américas shareholders registry, over two subscription periods. On June 26, 2019, the Company’s Board of Directors agreed that the subscription price of the 18,729,788,686 new shares, both in the first and second preemptive right subscription periods, would be US$ 0.162108214203236 per share.

During the first preemptive rights offering period held between June 27 and July 26, 2019, a total of 18,224,843,129 shares were subscribed and paid, representing 97.3% of the total of the new shares authorized for issuance under the capital increase mentioned above, for a total amount of ThUS$ 2,954,397.

During the subsequent rights offering period held between August 6 and August 29, 2019, a total of 408,826,391 shares were subscribed and paid, representing 80.96% of the total shares not subscribed in the first preemptive rights offer period and offered in the subsequent period, for a total amount of ThUS$ 66,274.

On September 12, 2019, the Company’s Board of Directors agreed not to place the remaining 96,119,166 shares and charged them to the capital increase which approximately amounted to 0.51% of the total shares which were pending subscription and payment after the end of the subsequent rights offering period. Therefore, and in accordance with the agreement of the Board, once the one-year period beginning April 30, 2019 has elapsed, the Company’s capital will be fully reduced to the amount actually paid at the expiration of the offerings indicated above.

As a result, during the capital increase process, a total of 18,633,669,520 shares were subscribed and paid for a total amount of ThUS$ 3,020,671.

The expenses incurred in the issuance and placement of shares were recognized in Other reserves. (See Note 27.5.c).

28.1.2       Dividends

The following table sets forth the dividends paid in the last four years

Dividend No.	Type of Dividend	Agreement Date	Payment Date	Total ThUS$	Dolar per Share	Charged to
96	Interim	11-29-2017	01-26-2018	57,583	0.00100	2017
97	Final	04-26-2018	05-25-2018	296,939	0.00517	2017
98	Interim	11-26-2018	01-25-2019	76,900	0.00134	2018
99	Final	04-30-2019	10/5/2019	403,652	0.00703	2018
100	Interim	11-25-2019	01-24-2020	123,254	0.00162	2019
101	Final	04-30-2020	05-29-2020	683,789	0.00899	2019

27.2	Foreign currency translation reserves

The following table sets forth foreign currency translation differences attributable to the shareholders of the Company for the periods ended September 30, 2020 and 2019:

	Balance as of
Reserves for Accumulated Currency Translation Differences (*)	09-30-2020	09-30-2019
	ThUS$	ThUS$
Empresa Distribuidora Sur S.A.	(672,154)	(536,023)
Compañía Distribuidora y Comercializadora de Energía S.A.	30,087	88,474
Enel Distribución Perú S.A.	(3,813)	38,327
Dock Sud S.A.	(115,452)	(91,464)
Enel Brasil S.A.	(3,372,129)	(1,548,786)
Enel Generación Costanera S.A.	(115,391)	(76,525)
Emgesa S.A. E.S.P.	(159,369)	(73,664)
Enel Generación El Chocón S.A.	(361,814)	(307,003)
Enel Perú S.A.	190,529	190,321
Enel Generación Perú S.A.	(165,000)	(109,951)
Enel Generación Piura S.A.	(4,425)	4,708
Other	(57,196)	(128,849)
TOTAL	(4,806,127)	(2,550,435)

(*) See Note 2.9.

27.3	Capital Management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a robust financial position.

27.4	Restrictions on subsidiaries transferring funds to the parent (equity note)

The company has certain subsidiaries that must comply with certain financial ratios or covenants, which require a minimum level of equity or contain other characteristics that restrict the transfer of assets to the parent company. As of September 30, 2020, the company’s participation in the net restricted assets of its subsidiaries Enel Distribución Río, Enel Distribución Ceará, Enel Distribución Perú amount to ThUS$ 410,996, ThUS$43,870, ThUS$ 350,032, respectively.

27.5	Other reserves

Other reserves for the periods ended September 30, 2020 and 2019, are as follows:

	Balance as of 01-01-2020	2020 changes	Balance as of 09-30-2020
	ThUS$	ThUS$	ThUS$
Exchange differences on translation (a)	(2,283,155)	(2,522,972)	(4,806,127)
Cash flow hedges (b)	(1,334)	(463)	(1,797)
Financial assets at fair value with changes in other comprehensive income	(687)	(3)	(690)
Other miscellaneous reserves (c)	(3,006,823)	162,382	(2,844,441)
TOTAL	(5,291,999)	(2,361,056)	(7,653,055)

	Balance as of 01-01-2019	2019 changes	Balance as of 09-30-2019
	ThUS$	ThUS$	ThUS$
Exchange differences on translation (a)	(1,666,109)	(884,326)	(2,550,435)
Cash flow hedges (b)	(5,094)	799	(4,295)
Financial assets at fair value with changes in other comprehensive income	(397)	(292)	(689)
Other miscellaneous reserves (c)	(3,209,283)	156,661	(3,052,622)
TOTAL	(4,880,883)	(727,158)	(5,608,041)

a)	Reserves for exchange differences on translation: These reserves arise primarily from exchange differences relating to:

-	Translation of the financial statements of our subsidiaries with functional currencies other than the US dollar (see Note 2.9); and
-	Translation of goodwill arising from the acquisition of companies with functional currencies other than the US dollar (see Note 3.c).

b)	Cash flow hedge reserves: These reserves represent the cumulative effective portion of gains and losses on cash flow hedges (see Note 3.g.5).

c)	Other miscellaneous reserves.

The main items and their effects are the following:

Other Miscellaneous Reserves	09-30-2020	09-30-2019
	ThUS$	ThUS$
Reserve for capital increase in 2013 (1)	(1,345,368)	(1,345,368)
Company restructuring reserve ("Division") (2)	716,712	716,712
Reserve for subsidiaries transactions (3)	(456,349)	(439,290)
Reserve for transition to IFRS (4)	(1,490,605)	(1,490,605)
Reserve for Merger of Enel Américas, Endesa Américas and Chilectra Américas (5)	(730,748)	(730,748)
Reserve for Tender Offer of Endesa Américas and withdrawal rights (6)	(57,101)	(57,101)
Argentine hyperinflation (7)	606,045	383,039
Reserve for Capital Increase year 2019 (8)	(20,797)	(20,498)
Other miscellaneous reserves (9)	(66,230)	(68,763)

Total	(2,844,441)	(3,052,622)

1)	Reserve originated from the capital increase that the Company made during the first quarter of 2013.

2)	Reserve for corporate reorganization (Spin-Offs of companies) completed on March 1, 2016. Corresponds to the effects from the reorganization of Enersis Américas and the separation of the Chilean business into a new entity, Enel Chile S.A.

3)	Reserve from transactions with our subsidiaries. It corresponds to the effect of purchases of equity interests in subsidiaries that were accounted for as transactions between entities under common control.

4)	Reserve for transition to IFRS. In accordance with Official Bulletin No. 456 from the SVS (Superintendencia de Valores y Seguros de Chile), included in this line item is the price-level restatement of paid-in capital from the date of transition to IFRS, January 1, 2004 to December 31, 2008.

5)	Reserve for Merger of Endesa Américas and Chilectra Américas with and into the Company, completed on December 1, 2016. This represents the recognition of the difference between the capital increase in the Company and the carrying amount of the non-controlling interests that became part of the equity attributable to the owners of Enel Américas after completion of the Merger. The difference between the fair market value of the consideration received or paid and the amount by which the non-controlling interests is adjusted is being recognized in equity attributable to the owners of Enel Américas.

6)	Reserve for Tender Offer of Endesa Américas and withdrawal rights. This represents the recognition of the difference between the carrying amount and the price paid for the non-controlling interests acquired in the Tender Offer on Endesa Américas, which resulted in a charge to other reserves for ThUS$56,578. It also, includes ThUS$523 related to the recognition of the difference between the carrying amount and the price paid for the shares of those shareholders who exercised their withdrawal rights.

7)	Corresponds to the effect that our subsidiaries in Argentina have recognized through the application of IAS 21 on equity accounts.

8)	Reserve for Capital Increase in 2019. As of December 31, 2019, the Company has recorded a charge of ThUS$20,797, which corresponds to expenses for the issuance and placement of shares, determined according to the accounting criteria described in Note 3.t).

9)	Other miscellaneous reserves from transactions made in prior years.

27.6	Non-controlling Interests.

The detail of non-controlling interests as of September 30, 2020 and December 31, 2019, is as follows:

	Non-controlling interests
		Equity		Profit (Loss)
	09-30-2020	09-30-2020	12-31-2019	09-30-2020	09-30-2019
Companies	%	ThUS$	ThUS$	ThUS$	ThUS$
Enel Distribución Río S.A.	0.27%	1,738	2,510	-	120
Enel Distribución Ceará S.A.	25.95%	152,425	214,442	8,054	13,326
Enel Distribución Sao Paulo	0.00%	-	-	-	5,321
Compañía Distribuidora y Comercializadora de Energía S.A.	51.59%	425,012	494,477	87,349	91,387
Emgesa S.A. E.S.P.	51.52%	643,531	747,014	133,172	152,403
Enel Distribución Perú S.A.	16.85%	121,633	121,098	10,427	15,403
Enel Generacion Perú S.A.	16.40%	139,496	152,227	16,292	13,562
Chinango S.A.C.	33.12%	20,646	22,604	4,549	4,447
Empresa Distribuidora Sur S.A.	27.91%	203,437	223,785	(13,692)	45,192
Enel Generacion Costanera S.A.	24.38%	44,740	40,738	5,404	12,980
Enel Generacion El Chocón S.A.	34.31%	90,212	97,763	10,641	18,679
Inversora Dock Sud S.A.	42.86%	70,473	77,378	(403)	12,987
Central Dock Sud S.A.	29.76%	63,942	76,533	(320)	12,851
Enel Generacion Piura S.A.	3.50%	5,229	5,463	350	560
Enel Distribución Goias	0.04%	379	971	1	32
Other	0.00%	3,680	2,896	550	392
TOTAL		1,986,573	2,279,899	262,374	399,642

28.	REVENUE AND OTHER OPERATING INCOME

The detail of revenue presented in the statement of comprehensive income for the periods ended September 30, 2020 and 2019, is as follows:

	Balance as of
	09-30-2020	09-30-2019
Revenues	ThUS$	ThUS$
Energy sales	6,662,550	8,348,468

Generation	1,232,747	1,524,095
Regulated customers	292,957	336,707
Unregulated customers	590,687	760,545
Spot market sales	346,829	411,020
Other customers	2,274	15,823
Distribution	5,429,803	6,824,373
Residential	3,230,729	3,711,674
Business	1,233,418	1,662,833
Industrial	492,790	672,177
Other customers	472,866	777,689

Other sales	26,186	43,164
Gas sales	18,463	30,053
Other fuel sales	4,790	6,816
Sales of goods and services	2,933	6,295

Revenue from other services	1,129,785	1,267,599
Tolls and transmission	944,472	1,069,738
Metering equipment leases	98	84
Services and Business Advisories provided (Public lighting, connections and electrical advisories)	119,841	118,533
Other services	65,374	79,244

Total revenue	7,818,521	9,659,231

	Balance as of
Other Income	09-30-2020	09-30-2019
	ThUS$	ThUS$
Revenue from construction contracts	623,415	539,749
Regulatory agreement revenue (1)	-	244,018
Other	78,737	132,686

Total other income	702,152	916,453

(1)	See Note 24.(3).

29.	RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used presented in profit or loss for the periods ended September 30, 2020 and 2019, is as follows:

	Balance as of
	09-30-2020	09-30-2019
Raw Materials and Consumables Used	ThUS$	ThUS$
Energy purchases	(3,487,032)	(4,523,132)
Fuel consumption	(107,427)	(188,278)
Gas	(87,991)	(165,620)
Oil	(2,202)	(9,882)
Coal	(17,234)	(12,776)
Transportation costs	(748,322)	(832,331)
Costs from construction contracts	(623,415)	(539,749)
Other variable supplies and services	(176,910)	(200,891)

Total Raw Materials and Consumables Used	(5,143,106)	(6,284,381)

30.	EMPLOYEE BENEFITS EXPENSE

The detail of employee expenses for the periods ended September 30, 2020 and 2019, are as follows:

	Balance as of
	09-30-2020	09-30-2019
Employee Benefits Expenses	ThUS$	ThUS$
Wages and salaries	(296,531)	(360,776)
Post-employment benefit expense	(15,255)	(17,044)
Social security and other contributions	(162,849)	(213,760)
Other employee expenses	(9,688)	(20,658)

Total Employee Benefits Expenses	(484,323)	(612,238)

31.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES OF PROPERTY, PLANT AND EQUIPMENT AND FINANCIAL ASSETS UNDER-IFRS 9

a)	The detail of depreciation, amortization and impairment losses for the periods ended September 30, 2020 and 2019, is as follows:

	Balance as of
	09-30-2020	09-30-2019
	ThUS$	ThUS$
Depreciation	(347,714)	(362,586)
Amortization	(286,470)	(306,492)

Total	(634,184)	(669,078)

Impairment (losses) reversals (*)	(178,841)	(142,378)
Total	(813,025)	(811,456)

b)	The detail of the items related to impairment for the periods ended September 30, 2020 and 2019, is as follows:

	Generation		Distribution		Other		Balance as of
	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019
(*) Information on Impairment Losses by Reportable Segment	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable and other accounts receivable (see note 11)	(371)	(912)	(164,892)	(136,630)	319	125	(164,944)	(137,417)
Other assets	18	71	(13,915)	(5,032)	-	-	(13,897)	(4,961)
Impairment gain and reversals from impairment losses in accordance with IFRS 9	(353)	(841)	(178,807)	(141,662)	319	125	(178,841)	(142,378)

32.	OTHER EXPENSES

Other miscellaneous operating expenses for the periods ended September 30, 2020 and 2019, are as follows:

	Balance as of
	09-30-2020	09-30-2019
Other expenses	ThUS$	ThUS$
Professional, outsourced and other services	(358,283)	(387,356)
Administrative expenses	(72,450)	(78,963)
Repairs and maintenance	(188,591)	(181,305)
Indemnities and fines	(5,702)	(9,321)
Taxes and charges	(21,533)	(22,991)
Insurance premiums	(28,467)	(28,063)
Leases and rental costs	(4,021)	(2,910)
Public relations and advertising	(6,412)	(6,567)
Other supplies and services	(114,724)	(107,638)
Travel expenses	(2,773)	(12,057)
Environmental expenses	(1,220)	(1,776)

Total	(804,176)	(838,947)

Research expenses are recognized directly in income for the year. The amount of these expenses for the periods ended September 30, 2020 and 2019, amounted to ThUS$27 and ThUS$33, respectively.

33.	FINANCIAL RESULTS

Financial income and costs for the periods ended September 30, 2020 and 2019, are as follows:

	Balance as of
	09-30-2020	09-30-2019
Financial Income	ThUS$	ThUS$
Cash and cash equivalents	48,767	66,625
Proceeds from expected yield of plan assets (Brazil) (1)	13	21
Financial income from concessions IFRIC 12 (Brazil) (2)	29,495	41,383
Interest charged to customers in energy bills and invoices	43,466	61,220
Other financial income (3)	59,246	190,311

Total financial income	180,987	359,560

	Balance as of
	09-30-2020	09-30-2019
Financial Costs	ThUS$	ThUS$
Financial costs	(530,612)	(918,031)

Bank loans	(50,982)	(112,214)
Obligations with the public	(156,495)	(214,265)
Lease obligations	(7,432)	(8,973)
Valuation of financial derivatives	84	(16,412)
Financial restatement of provisions (4)	(74,671)	(93,679)
Capitalized finance expenses	5,831	13,000
Post-employment benefit obligations (1)	(77,503)	(82,403)
Formalization of debt and other associated expenses	(5,425)	(8,924)
Financial expenses - related parties (5)	(1,355)	(136,669)
Other financial costs (6)	(162,664)	(257,492)

Gains (losses) from indexed assets and liabilities (*)	57,368	124,144

Foreign currency exchange differences (**)	7,504	107,827

Total financial costs	(465,740)	(686,060)

Total financial results	(284,753)	(326,500)

(1)	See Note 26.2.

(2)	For the periods ended September 30, 2020 and 2019, this item corresponds to the financial update of non-amortized assets at their new replacement value at the end of the concession in the distribution companies Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goias S.A. and Enel Distribución Sao Paulo S.A.

(3)	For the period ended September 30, 2020 financial income consists of: 1) from PIS/COFINS, the generation of a tax receivable (updated) for Enel Generación Fortaleza amounting to ThUS$ 475 (ThUS$ 23,508 as of September 30, 2019); 2) financial income from regulatory assets related to the Brazilian subsidiaries for ThUS$ 13,314 (ThUS$ 74,971 as of September 30, 2019); 3) financial income from the generation of VOSA accounts receivable as per Argentine generation subsidiaries amounting to ThUS$ 10,384 (ThUS$ 53,605 as of September 30, 2019); and 4) other income for ThUS$ 35,073 (ThUS$ 38,227 as of September 30, 2019).

(4)   For the period ended September 30, 2020, including ThUS$10,790 (ThUS$ 47,198 as of September 30, 2019) of our subsidiary Edesur, corresponding to the financial cost generated by the update of the penalty for the quality of service due to the application of ENRE Resolution No. 1/2016 (See Note 24). Additionally, our Brazilian subsidiaries Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Sao Paulo, Enel CIEN S.A. and Enel Distribución Goias, have recognized ThUS$ 61,696 and ThUS$ 45,467 during the periods ended September 30, 2020 and 2019, respectively, for accounting update of legal claims.

(5)   For the period ended September 30, 2020, interest for debt with Enel Finance International NV is included for ThUS$ 936 (ThUS$ 126,475 as of September 30, 2019), related to the refinancing for the purchase of Enel Distribución Sao Paulo (see Note 11.d).

(6)   For the period ended September 30, 2020, including interest from the debt with CAMMESA for ThUS$ 18,275 (ThUS$ 93,195 as of September 30, 2019), banking expenses for ThUS$ 16,366 (ThUS$ 47,291 as of September 30, 2019), financial costs for the sale of portfolio corresponding to the assignment of accounts receivable in our subsidiaries in Peru, Colombia and Brazil amounting to ThUS$ 19,531 (ThUS$ 3,326 as of September 30, 2019), and others for ThUS$ 108,492 (ThUS$ 106,511 as of September 30, 2019)

(*) The effects on financial results from exchange differences are originated from the following:

	Balance as of
	09-30-2020	09-30-2019
Gains (losses) from Indexed Assets and Liabilities (*)	ThUS$	ThUS$
Inventories	19,356	17,440
Investments accounted for using the equity method	31	56
Intangible assets other than goodwill	6,089	6,007
Goodwill	4,559	6,454
Property, plant and equipment	336,082	461,580
Deferred tax assets	13,210	24,118
Deferred tax liabilities	(67,055)	(101,261)
Total Equity	(251,065)	(282,019)
Revenues	(72,417)	(171,220)
Raw materials and consumables used	62,016	137,449
Financial results	6,001	23,224
Other Expenses	45	(2,044)
Corporate tax	516	4,360
Hyperinflation Gain (1)	57,368	124,144

Gain from inflation-adjusted units	57,368	124,144

	Balance as of
	09-30-2020	09-30-2019
Foreign Currency Exchange Differences (**)	ThUS$	ThUS$
Cash and cash equivalents	(9,779)	(10,444)
Other financial assets	188,726	311,424
Other non-financial assets	20,444	3,971
Trade and other receivables	63,692	137,690
Current tax assets (liabilities)	-	234
Other financial liabilities (financial debt and derivative instruments)	(116,218)	(105,698)
Trade and other payables	(88,972)	(172,909)
Other non-financial liabilities	(50,389)	(56,441)

Total	7,504	107,827

1)     Corresponds to the financial effect derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” (see Note 2.9).

34.	INFORMATION BY SEGMENT

34.1	Basis of segmentation

The Group’s activities operate under a matrix management structure with dual and cross management responsibilities (based on business and geographical areas of responsibility), and its subsidiaries are engaged in either the Generation and Transmission Business or the Distribution Business.

The Group adopted a “bottom-up” approach to determine its reportable segments. The Generation and Transmission and the Distribution reportable segments have been defined based on IFRS 8.9 and on the criteria described in IFRS 8.12, taking into account the aggregation of the operating segments having similar economic drivers that are common in all countries.

Generation and Transmission Business: The Generation and Transmission Reportable Segment is comprised of a group of electricity companies that own electricity generating plants, whose energy is transmitted and distributed to end customers.

The following four operating segments have been aggregated into one combined set of information for the Generation and Transmission Reportable Segment:

Generation and Transmission Reportable Segment:

•	Generation and Transmission Business in Argentina
•	Generation and Transmission Business in Brazil
•	Generation and Transmission Business in Colombia
•	Generation and Transmission Business in Peru

The Generation and Transmission Business is conducted: in Argentina through Enel Trading Argentina (formerly Cemsa), Central Dock Sud, Enel Generación Costanera, and Enel Generación El Chocón; in Brazil through EGP Cachoeira Dourada, Enel CIEN, EGP Proyecto I Fortaleza, Enel Tecnología de Redes y Enel Trading Brasil S.A., in Colombia through Emgesa; and in Peru through Enel Generación Perú and Enel Generación Piura and Chinango.

Distribution Business: The Distribution Reportable Segment is comprised of a group of electricity companies operating under a public utility concession, with service obligations and regulated tariffs for supplying regulated customers in four different countries.

The following four operating segments have been aggregated into one combined set of information for the Distribution Reportable Segment:

Distribution Reportable Segment:

•	Distribution Business in Argentina
•	Distribution Business in Brazil
•	Distribution Business in Colombia
•	Distribution Business in Peru

The Distribution Business is conducted: in Argentina through Edesur; in Brazil through Enel Distribución Río S.A., Enel Distribución Ceará S.A., Enel Distribución Goias and Enel Distribución Sao Paulo (formerly Eletropaulo); in Colombia through Codensa; and in Peru through Enel Distribución Perú.

Each of the operating segments generates separate financial information, which is aggregated into one combined set of information for the Generation and Transmission Business, and another set of combined information for the Distribution Business at the reportable segment level. In addition, in order to assist the decision maker process, the Planning & Control Department at the parent company level prepares internal reports containing combined information at the reportable segment level about the main key performance indicators (KPIs), such as: EBITDA, Gross Margin, Total Capex, Total Opex, Net income, Total Energy Generation and Transmission, among others. The presentation of information under this business/country approach has been made taking into consideration that the KPIs are similar and comparable in all countries, in each of the following aspects:

a)  the nature of the activities: generation and transmission, on one hand, and distribution on the other;

b)  the nature of the production processes: The Generation and Transmission Business deals with the generation of electricity and its transmission to dispatch centers, while the Distribution Business does not generate electricity, but distributes electricity to end customers;

c)  the type or class of customer for their products and services: The Generation and Transmission Business provides services mainly to unregulated customers, while the Distribution Business provides energy to regulated customers;

d)  l the methods used to distribute their products or provide their services: generators generally sell the energy through energy auctions, while distributors provide energy in their concession area; and

e)  the nature of the regulatory environment (public utilities): the regulatory frameworks differs in the Generation and Transmission Business and Distribution Business.

The Company’s chief operating decision maker (“CODM”) in conjunction with the country managers reviews on a monthly basis these internal reports and uses the KPI information to make decisions on the allocation of resources and the assessment of the performance of the operating segments for each reportable segment.

The information disclosed in the following tables is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of the Group’s consolidated financial statements.

34.2	Generation and transmission, distribution and others

Line of business	Generation		Distribution		Holdings, Eliminations and Others		Total
ASSETS	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS	1,299,197	1,401,368	4,224,582	4,513,289	183,127	666,597	5,706,906	6,581,254
Cash and cash equivalents	550,965	593,058	786,752	649,538	267,589	696,401	1,605,306	1,938,997
Other current financial assets	72,946	62,287	286,622	49,098	19,166	8,998	378,734	120,383
Other current non-financial assets	35,615	68,906	361,034	374,419	42,869	42,837	439,518	486,162
Trade and other current receivables	358,528	446,026	2,382,567	3,044,634	10,362	13,797	2,751,457	3,504,457
Current accounts receivable from related parties	195,738	129,961	16,733	26,237	(195,014)	(139,829)	17,457	16,369
Inventories	78,415	68,525	364,833	327,751	215	(37)	443,463	396,239
Current tax assets	6,990	32,605	26,041	30,286	37,940	44,430	70,971	107,321

Non-current assets or disposal groups held-for-sale or held for distribution to owners	-	-	-	11,326	-	-	-	11,326

NON-CURRENT ASSETS	4,553,612	5,481,408	13,500,594	16,610,174	874,666	1,103,548	18,928,872	23,195,130
Other non-current financial assets	240,805	345,968	2,131,265	2,703,694	472	149	2,372,542	3,049,811
Other non-current non-financial assets	50,179	67,688	2,194,079	2,663,918	3,764	4,284	2,248,022	2,735,890
Trade and other non-current receivables	289,270	311,858	233,287	275,915	86	184	522,643	587,957
Non-current accounts receivable from related parties	49,488	54,002	36	68	(49,366)	(53,223)	158	847
Investments accounted for using the equity method	87,925	104,875	1,437	1,710	(86,736)	(104,607)	2,626	1,978
Intangible assets other than goodwill	58,674	67,708	3,971,047	5,441,246	15,076	18,925	4,044,797	5,527,879
Goodwill	-	-	-	-	886,828	1,173,043	886,828	1,173,043
Property, plant and equipment	3,643,235	4,351,508	4,125,029	4,399,515	4,690	12,415	7,772,954	8,763,438
Investment properties	-	-	7,307	10,254	-	-	7,307	10,254
Right-of-use asset	128,739	147,005	94,952	108,112	670	682	224,361	255,799
Deferred tax assets	5,297	30,796	742,155	1,005,742	99,182	51,696	846,634	1,088,234

TOTAL ASSETS	5,852,809	6,882,776	17,725,176	21,123,463	1,057,793	1,770,145	24,635,778	29,776,384

The Holding, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Generation and transmission, distribution and others, continued.

Line of business	Generation		Distribution		Holdings, Eliminations and Others		Total
LIABILITIES AND EQUITY	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES	1,230,563	1,222,704	5,039,355	5,027,059	317,872	486,169	6,587,790	6,735,932
Other current financial liabilities	276,717	198,424	1,421,200	847,463	748,084	362,520	2,446,001	1,408,407
Current lease liability	21,184	42,441	29,630	38,758	347	445	51,161	81,644
Trade and other current payables	439,280	580,450	2,627,301	3,102,559	27,826	237,036	3,094,407	3,920,045
Current accounts payable to related parties	253,984	122,443	627,228	518,068	(492,843)	(146,000)	388,369	494,511
Other current provisions	79,704	80,023	143,893	205,464	-	565	223,597	286,052
Current tax liabilities	115,980	144,418	25,077	70,073	2,339	6,236	143,396	220,727
Other current non-financial liabilities	43,714	54,505	165,026	240,883	32,119	25,367	240,859	320,755

Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	-	-	-	3,791	-	-	-	3,791

NON-CURRENT LIABILITIES	1,179,936	1,690,280	6,961,800	8,548,777	226,569	555,209	8,368,305	10,794,266
Other non-current financial liabilities	663,890	1,051,275	2,169,618	3,134,569	594,010	595,989	3,427,518	4,781,833
Non-current lease liability	15,004	20,506	80,075	87,742	560	377	95,639	108,625
Trade and other non-current payables	2,636	4,178	2,010,688	2,320,943	11,152	10,876	2,024,476	2,335,997
Non-current accounts payable to related parties	23,370	15,258	354,171	34,662	(377,541)	(49,920)	-	-
Other long-term provisions	67,389	101,159	681,306	874,836	179	332	748,874	976,327
Deferred tax liabilities	308,963	382,097	269,136	267,181	(4,407)	(5,424)	573,692	643,854
Non-current provisions for employee benefits	28,152	33,720	1,374,192	1,799,663	2,616	2,979	1,404,960	1,836,362
Other non-current non-financial liabilities	70,532	82,087	22,614	29,181	-	-	93,146	111,268

EQUITY	3,442,310	3,969,792	5,724,021	7,547,627	513,352	728,767	9,679,683	12,246,186
Equity attributable to shareholders of Enel Américas	3,442,310	3,969,792	5,724,021	7,547,627	513,352	728,767	7,693,110	9,966,287
Issued capital	1,645,432	1,968,025	2,723,074	3,558,565	5,415,369	4,257,285	9,783,875	9,783,875
Retained earnings (losses)	926,740	1,190,915	(18,423)	318,239	4,653,973	3,965,257	5,562,290	5,474,411
Issuance premiums	33,197	38,888	49,017	58,011	(82,214)	(96,899)	-	-
Treasury shares in portfolio	(49)	-	-	-	49	-	-	-
Other reserves	836,990	771,964	2,970,353	3,612,812	(9,473,825)	(7,396,876)	(7,653,055)	(5,291,999)

Non-controlling interests	-	-	-	-	-	-	1,986,573	2,279,899
Total Liabilities and Equity	5,852,809	6,882,776	17,725,176	21,123,463	1,057,793	1,770,145	24,635,778	29,776,384

The Holding, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Generation and transmission, distribution and others, continued.

Line of business	Generation		Distribution		Holdings, Eliminations and Others		Total
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
REVENUE	1,859,204	2,229,683	7,237,331	8,981,676	(575,862)	(635,675)	8,520,673	10,575,684
Revenues	1,854,184	2,205,641	6,539,803	8,088,830	(575,466)	(635,240)	7,818,521	9,659,231
Energy sales	1,780,056	2,109,103	5,429,834	6,843,932	(547,340)	(604,567)	6,662,550	8,348,468
Other sales	23,788	36,884	2,911	6,280	(513)	-	26,186	43,164
Other services rendered	50,340	59,654	1,107,058	1,238,618	(27,613)	(30,673)	1,129,785	1,267,599
Other income	5,020	24,042	697,528	892,846	(396)	(435)	702,152	916,453
RAW MATERIALS AND CONSUMABLES USED	(691,843)	(868,833)	(5,025,344)	(6,054,278)	574,081	638,730	(5,143,106)	(6,284,381)
Energy purchases	(350,695)	(407,894)	(3,680,080)	(4,717,205)	543,743	601,967	(3,487,032)	(4,523,132)
Fuel consumption	(107,427)	(188,278)	-	-	-	-	(107,427)	(188,278)
Transportation expenses	(165,024)	(193,146)	(616,509)	(679,320)	33,211	40,135	(748,322)	(832,331)
Other miscellaneous supplies and services	(68,697)	(79,515)	(728,755)	(657,753)	(2,873)	(3,372)	(800,325)	(740,640)
CONTRIBUTION MARGIN	1,167,361	1,360,850	2,211,987	2,927,398	(1,781)	3,055	3,377,567	4,291,303
Other work performed by the entity and capitalized	2,605	5,552	104,782	125,769	7	59	107,394	131,380
Employee benefits expense	(73,675)	(82,527)	(394,282)	(510,127)	(16,366)	(19,584)	(484,323)	(612,238)
Other expenses	(101,990)	(98,031)	(654,031)	(686,961)	(48,155)	(53,955)	(804,176)	(838,947)
GROSS OPERATING RESULT	994,301	1,185,844	1,268,456	1,856,079	(66,295)	(70,425)	2,196,462	2,971,498
Depreciation and amortization expense	(180,816)	(188,623)	(450,582)	(478,357)	(2,786)	(2,098)	(634,184)	(669,078)
Impairment gain and reversals from impairment losses in accordance with IFRS 9	(353)	(841)	(178,807)	(141,662)	319	125	(178,841)	(142,378)
OPERATING INCOME	813,132	996,380	639,067	1,236,060	(68,762)	(72,398)	1,383,437	2,160,042
FINANCIAL RESULT	(32,917)	58,279	(212,170)	(213,400)	(39,666)	(171,379)	(284,753)	(326,500)
Financial income	59,561	135,971	116,545	213,525	4,881	10,064	180,987	359,560
Cash and cash equivalents	28,420	85,143	10,465	19,959	9,882	15,128	48,767	120,230
Other financial income	31,141	50,828	106,080	193,566	(5,001)	(5,064)	132,220	239,330
Financial costs	(103,614)	(179,486)	(414,959)	(565,647)	(12,039)	(172,898)	(530,612)	(918,031)
Bank borrowings	(3,002)	(10,633)	(40,467)	(74,675)	(7,513)	(26,906)	(50,982)	(112,214)
Secured and unsecured obligations	(51,993)	(59,877)	(85,782)	(135,488)	(18,720)	(18,900)	(156,495)	(214,265)
Other	(48,619)	(108,976)	(288,710)	(355,484)	14,194	(127,092)	(323,135)	(591,552)
Income from indexation units	(50,376)	(23,112)	104,674	146,455	3,070	801	57,368	124,144
Foreign exchange profits (losses)	61,512	124,906	(18,430)	(7,733)	(35,578)	(9,346)	7,504	107,827
Share of profit (loss) of associates and joint ventures accounted for using the equity method	2,741	610	9	8	557	(161)	3,307	457
Other gains (losses)	3,570	351	629	4	(260)	-	3,939	355
Gain (loss) from other investments	50	351	-	2	(260)	-	(210)	353
Gain (loss) from the sale of assets	3,520	-	629	2	-	-	4,149	2

Profit (loss) before taxes	786,526	1,055,620	427,535	1,022,672	(108,131)	(243,938)	1,105,930	1,834,354

Income tax expense (income)	(252,159)	(323,908)	(166,550)	(316,949)	61,764	27,836	(356,945)	(613,021)

Profit (loss) from continuing operations	534,367	731,712	260,985	705,723	(46,367)	(216,102)	748,985	1,221,333
PROFIT (LOSS)	534,367	731,712	260,985	705,723	(46,367)	(216,102)	748,985	1,221,333

Profit (loss) attributable to	534,367	731,712	260,985	705,723	(46,367)	(216,102)	748,985	1,221,333
Profit (loss) attributable to owners of the parent	-	-	-	-	-	-	486,611	821,691
Profit (loss) attributable to non-controlling interests	-	-	-	-	-	-	262,374	399,642

Line of business	Generation		Distribution		Holdings, Eliminations and Others		Total
STATEMENT OF CASH FLOWS	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net cash flows from (used in) operating activities	784,049	761,054	905,490	689,568	(105,545)	(104,457)	1,583,994	1,346,165
Net cash flows from (used in) investing activities	(205,064)	(73,402)	(1,086,540)	(1,009,302)	79,455	(14,044)	(1,212,149)	(1,096,748)
Net cash flows from (used in) financing activities	(516,563)	(782,883)	449,869	169,130	(354,745)	209,532	(421,439)	(404,221)

The Holding, Eliminations and Others column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

34.3	Segment information by country

Country	Chile ( Holdings and Other)		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS	325,568	709,462	579,198	626,439	3,902,255	4,304,036	775,002	560,017	530,542	551,843	(405,659)	(170,543)	5,706,906	6,581,254
Cash and cash equivalents	14,694	634,221	120,664	130,856	960,623	699,524	358,658	186,762	150,667	287,634	-	-	1,605,306	1,938,997
Other current financial assets	15,845	1,637	42,478	-	317,370	115,002	3,041	3,512	-	232	-	-	378,734	120,383
Other current non-financial assets	7,468	3,811	27,298	47,708	328,049	376,857	27,547	12,941	49,156	44,845	-	-	439,518	486,162
Trade and other current receivables	1,007	839	335,998	386,317	1,852,515	2,691,586	288,779	260,132	271,556	164,630	1,602	953	2,751,457	3,504,457
Current accounts receivable from related parties	277,100	59,808	11,924	12,368	132,769	109,394	1,401	2,072	1,524	4,223	(407,261)	(171,496)	17,457	16,369
Inventories	-	-	39,349	31,075	252,897	236,485	95,552	83,152	55,665	45,527	-	-	443,463	396,239
Current tax assets	9,454	9,146	1,487	18,115	58,032	75,188	24	120	1,974	4,752	-	-	70,971	107,321
Non-current assets or disposal groups held-for-sale or held for distribution to owners	-	-	-	-	-	-	-	11,326	-	-	-	-	-	11,326

NON-CURRENT ASSETS	10,623,756	10,105,798	2,434,782	2,622,717	10,253,089	13,482,703	3,790,639	4,371,244	2,353,727	2,561,433	(10,527,121)	(9,948,765)	18,928,872	23,195,130
Other non-current financial assets	-	-	155	3,209	2,372,250	3,046,431	137	171	-	-	-	-	2,372,542	3,049,811
Other non-current non-financial assets	2,980	3,125	827	3,354	2,201,249	2,690,639	22,118	21,844	20,894	16,760	(46)	168	2,248,022	2,735,890
Trade and other non-current receivables	61	126	278,973	308,730	213,867	236,555	29,742	42,546	-	-	-	-	522,643	587,957
Non-current accounts receivable from related parties	375,000	375,000	36	68	6,642	17,039	-	-	-	-	(381,520)	(391,260)	158	847
Investments accounted for using the equity method	10,245,701	9,726,059	325,099	357,963	-	-	111	141	-	-	(10,568,285)	(10,082,185)	2,626	1,978
Intangible assets other than goodwill	-	-	35,246	30,519	3,842,855	5,306,273	103,646	125,795	63,050	65,292	-	-	4,044,797	5,527,879
Goodwill	-	-	4,508	4,665	454,660	638,031	4,930	5,835	-	-	422,730	524,512	886,828	1,173,043
Property, plant and equipment	-	-	1,782,405	1,888,301	277,337	401,190	3,604,140	4,162,924	2,109,072	2,311,023	-	-	7,772,954	8,763,438
Investment properties	-	-	-	-	7,307	10,254	-	-	-	-	-	-	7,307	10,254
Right-of-use asset	15	19	147	18	43,132	75,419	20,744	11,988	160,323	168,355	-	-	224,361	255,799
Deferred tax assets	(1)	1,469	7,386	25,890	833,790	1,060,872	5,071	-	388	3	-	-	846,634	1,088,234

TOTAL ASSETS	10,949,324	10,815,260	3,013,980	3,249,156	14,155,344	17,786,739	4,565,641	4,931,261	2,884,269	3,113,276	(10,932,780)	(10,119,308)	24,635,778	29,776,384

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Segment information by country, continued.

Country	Chile ( Holdings and Other)		Argentina		Brazil		Colombia		Peru		Eliminations		Total
LIABILITIES AND EQUITY	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES	901,931	508,799	725,763	746,901	3,731,987	3,918,889	1,158,017	876,231	466,857	482,477	(396,765)	202,635	6,587,790	6,735,932
Other current financial liabilities	730,017	362,520	5,676	7,282	1,204,824	813,061	392,522	169,543	112,962	56,001	-	-	2,446,001	1,408,407
Current lease liability	17	11	77	7	16,088	26,422	4,432	6,002	30,547	49,202	-	-	51,161	81,644
Trade and other current payables	8,982	62,072	458,710	438,227	1,964,976	2,569,032	489,946	460,442	168,165	235,240	3,628	155,032	3,094,407	3,920,045
Current accounts payable to related parties	162,799	83,446	146,584	119,403	302,424	134,906	129,897	62,468	47,058	46,685	(400,393)	47,603	388,369	494,511
Other current provisions	-	561	48,581	44,825	84,024	144,977	33,703	38,297	57,289	57,392	-	-	223,597	286,052
Current tax liabilities	-	-	27,424	92,080	4,679	6,741	85,161	108,167	26,132	13,739	-	-	143,396	220,727
Other current non-financial liabilities	116	189	38,711	45,077	154,972	223,750	22,356	27,521	24,704	24,218	-	-	240,859	320,755

Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	-	-	-	-	-	-	-	3,791	-	-	-	-	-	3,791

NON-CURRENT LIABILITIES	598,586	598,977	528,564	616,239	5,591,738	7,528,770	1,336,273	1,648,410	703,604	805,168	(390,460)	(403,298)	8,368,305	10,794,266
Other non-current financial liabilities	594,011	595,990	40,738	40,649	1,311,305	2,330,394	1,103,751	1,404,406	377,713	410,394	-	-	3,427,518	4,781,833
Non-current lease liability	-	8	71	7	34,607	58,800	16,879	6,191	44,082	43,619	-	-	95,639	108,625
Trade and other non-current payables	-	-	113,127	152,240	1,898,918	2,171,886	621	997	11,707	10,868	103	6	2,024,476	2,335,997
Non-current accounts payable to related parties	-	-	6,530	16,228	384,033	387,076	-	-	-	-	(390,563)	(403,304)	-	-
Other long-term provisions	-	-	20,235	23,710	653,802	848,183	54,914	49,659	19,923	54,775	-	-	748,874	976,327
Deferred tax liabilities	1,958	-	278,398	311,503	18,662	26,428	53,135	51,332	221,539	254,591	-	-	573,692	643,854
Non-current provisions for employee benefits	2,617	2,979	15,067	14,178	1,277,347	1,683,453	103,655	129,507	6,274	6,245	-	-	1,404,960	1,836,362
Other non-current non-financial liabilities	-	-	54,398	57,724	13,064	22,550	3,318	6,318	22,366	24,676	-	-	93,146	111,268

EQUITY	9,448,807	9,707,484	1,759,653	1,886,016	4,831,619	6,339,080	2,071,351	2,406,620	1,713,808	1,825,631	(10,145,555)	(9,918,645)	9,679,683	12,246,186
Equity attributable to shareholders of Enel Américas	9,448,807	9,707,484	1,759,653	1,886,016	4,831,619	6,339,080	2,071,351	2,406,620	1,713,808	1,825,631	(10,145,555)	(9,918,645)	7,693,110	9,966,287
Issued capital	9,783,875	9,783,875	895,702	936,444	3,453,074	4,123,929	172,015	203,580	1,491,298	1,618,125	(6,012,089)	(6,882,078)	9,783,875	9,783,875
Retained earnings (losses)	2,927,344	3,186,021	-143,189	238,459	212,893	597,534	782,440	854,096	410,078	434,988	1,372,724	163,313	5,562,290	5,474,411
Issuance premiums	-	-	-	-	529,371	742,877	78,150	92,490	1,620	1,758	(609,141)	(837,125)	-	-
Treasury shares in portfolio	-	-	-	-	(19,667)	-	-	-	-	-	19,667	-	-	-
Other reserves	(3,262,412)	(3,262,412)	1,007,140	711,113	655,948	874,740	1,038,746	1,256,454	(189,188)	(229,240)	(4,916,716)	(2,362,755)	(7,653,055)	(5,291,999)

Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	1,986,573	2,279,899

Total Liabilities and Equity	10,949,324	10,815,260	3,013,980	3,249,156	14,155,344	17,786,739	4,565,641	4,931,261	2,884,269	3,113,276	(10,932,780)	(10,119,308)	24,635,778	29,776,384

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Segment information by country, continued.

Country	Chile ( Hol dings and Other)		Argentina		Brazil		Colombia		Peru		Eliminations		Total
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
REVENUE	93	286	788,083	1,310,746	5,085,586	6,346,295	1,734,587	1,895,598	912,367	1,022,823	(43)	(64)	8,520,673	10,575,684
Revenues	-	-	780,644	1,046,404	4,406,796	5,720,573	1,720,332	1,876,084	910,749	1,016,170	-	-	7,818,521	9,659,231
Energy sales	-	-	756,551	1,015,757	3,854,210	5,049,365	1,172,126	1,314,963	879,663	968,383	-	-	6,662,550	8,348,468
Other sales	-	-	484	1,355	545	3,513	18,135	20,461	7,022	17,835	-	-	26,186	43,164
Other services rendered	-	-	23,609	29,292	552,041	667,695	530,071	540,660	24,064	29,952	-	-	1,129,785	1,267,599
Other income	93	286	7,439	264,342	678,790	625,722	14,255	19,514	1,618	6,653	(43)	(64)	702,152	916,453

RAW MATERIALS AND CONSUMABLES USED	(60)	(1)	(438,654)	(647,174)	(3,571,058)	(4,352,492)	(684,532)	(779,102)	(448,802)	(505,612)	-	-	(5,143,106)	(6,284,381)
Energy purchases	-	-	(391,993)	(531,170)	(2,392,698)	(3,195,836)	(371,614)	(441,195)	(330,727)	(355,356)	-	425	(3,487,032)	(4,523,132)
Fuel consumption	-	-	(1,000)	(60,084)	(37,832)	(39,389)	(33,095)	(37,027)	(35,500)	(51,778)	-	-	(107,427)	(188,278)
Transportation expenses	-	-	(19,872)	(17,950)	(493,785)	(557,119)	(183,343)	(193,318)	(51,322)	(63,519)	-	(425)	(748,322)	(832,331)
Other miscellaneous supplies and services	(60)	(1)	(25,789)	(37,970)	(646,743)	(560,148)	(96,480)	(107,562)	(31,253)	(34,959)	-	-	(800,325)	(740,640)

CONTRIBUTION MARGIN	33	285	349,429	663,572	1,514,528	1,993,803	1,050,055	1,116,496	463,565	517,211	(43)	(64)	3,377,567	4,291,303

Other work performed by the entity and capitalized	-	-	23,286	32,500	56,383	67,970	20,473	22,508	7,252	8,402	-	-	107,394	131,380
Employee benefits expense	(4,181)	(5,878)	(112,903)	(138,686)	(250,174)	(343,209)	(71,229)	(75,156)	(45,836)	(49,309)	-	-	(484,323)	(612,238)
Other expenses	(15,784)	(16,140)	(121,455)	(126,625)	(491,773)	(526,035)	(107,633)	(105,280)	(67,574)	(64,931)	43	64	(804,176)	(838,947)

GROSS OPERATING RESULT	(19,932)	(21,733)	138,357	430,761	828,964	1,192,529	891,666	958,568	357,407	411,373	-	-	2,196,462	2,971,498

Depreciation and amortization expense	-	-	(109,147)	(95,995)	(297,054)	(337,776)	(138,250)	(144,278)	(89,733)	(91,029)	-	-	(634,184)	(669,078)
Impairment gain and reversals from impairment losses in accordance with IFRS 9	-	-	(25,765)	(32,206)	(130,802)	(97,092)	(14,960)	(8,476)	(7,314)	(4,604)	-	-	(178,841)	(142,378)

OPERATING INCOME	(19,932)	(21,733)	3,445	302,560	401,108	757,661	738,456	805,814	260,360	315,740	-	-	1,383,437	2,160,042

FINANCIAL RESULT	(8,454)	(29,036)	50,935	128,589	(321,522)	(327,486)	(97,613)	(107,540)	(18,827)	(23,939)	110,728	32,912	(284,753)	(326,500)
Financial income	19,726	27,853	40,464	99,540	120,445	231,813	11,204	10,185	4,867	6,419	(15,719)	(16,250)	180,987	359,560
Cash and cash equivalents	4,008	11,603	25,326	78,776	10,560	19,762	6,164	6,693	2,709	3,396	-	-	48,767	120,230
Other financial income	15,718	16,250	15,138	20,764	109,885	212,051	5,040	3,492	2,158	3,023	(15,719)	(16,250)	132,220	239,330
Financial costs	(43,205)	(38,356)	(77,117)	(183,649)	(297,311)	(566,288)	(104,733)	(115,877)	(23,965)	(30,112)	15,719	16,251	(530,612)	(918,031)
Bank borrowings	(7,395)	(8,813)	(2,518)	(3,384)	(32,436)	(89,731)	(6,571)	(9,184)	(2,062)	(1,102)	-	-	(50,982)	(112,214)
Secured and unsecured obligations	(18,719)	(18,900)	(1)	-	(49,102)	(86,823)	(69,381)	(88,151)	(19,292)	(20,391)	-	-	(156,495)	(214,265)
Other	(17,091)	(10,643)	(74,598)	(180,265)	(215,773)	(389,734)	(28,781)	(18,542)	(2,611)	(8,619)	15,719	16,251	(323,135)	(591,552)
Income from indexation units	-	-	57,368	124,144	-	-	-	-	-	-	-	-	57,368	124,144
Foreign exchange profits (losses)	15,025	(18,533)	30,220	88,554	(144,656)	6,989	(4,084)	(1,848)	271	(246)	110,728	32,911	7,504	107,827

Share of profit (loss) of associates and joint ventures accounted for using the equity method	557	(161)	2,750	618	-	-	-	-	-	-	-	-	3,307	457
Other gains (losses)	-	-	(203)	351	601	-	27	4	3,514	-	-	-	3,939	355
Gain (loss) from other investments	-	-	(210)	351	-	-	-	2	-	-	-	-	(210)	353
Gain (loss) from the sale of assets	-	-	7	-	601	-	27	2	3,514	-	-	-	4,149	2

Profit (loss) before taxes	(27,829)	(50,930)	56,927	432,118	80,187	430,175	640,870	698,278	245,047	291,801	110,728	32,912	1,105,930	1,834,354

Income tax expense (income)	(3,340)	9,720	(41,465)	(118,926)	(32,180)	(187,112)	(213,410)	(225,682)	(66,550)	(91,021)	-	-	(356,945)	(613,021)

Profit (loss) from continuing operations	(31,169)	(41,210)	15,462	313,192	48,007	243,063	427,460	472,596	178,497	200,780	110,728	32,912	748,985	1,221,333
PROFIT (LOSS)	(31,169)	(41,210)	15,462	313,192	48,007	243,063	427,460	472,596	178,497	200,780	110,728	32,912	748,985	1,221,333

Profit (loss) attributable to	(31,169)	(41,210)	15,462	313,192	48,007	243,063	427,460	472,596	178,497	200,780	110,728	32,912	748,985	1,221,333
Profit (loss) attributable to owners of the parent	-	-	-	-	-	-	-	-	-	-	-	-	486,611	821,691
Profit (loss) attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	262,374	399,642

Country	Chile ( Holdings and Other)		Argentina		Brazil		Colombia		Peru		Eliminations		Total
STATEMENT OF CASH FLOWS	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net cash flows from (used in) operating activities	(35,616)	(33,747)	201,329	181,676	566,958	279,039	681,652	592,735	161,821	309,499	7,850	16,963	1,583,994	1,346,165
Net cash flows from (used in) investing activities	(242,054)	(2,289,005)	(97,219)	(119,221)	(645,732)	(497,725)	(354,646)	(339,369)	(135,551)	(154,801)	263,053	2,303,373	(1,212,149)	(1,096,748)
Net cash flows from (used in) financing activities	(312,509)	2,517,592	(70,614)	(37,454)	511,697	55,374	(135,824)	(445,431)	(143,288)	(173,962)	(270,901)	(2,320,340)	(421,439)	(404,221)

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

34.4	Generation and Transmission, and Distribution by Country

a)	Generation and transmission

Line of business	Generation and transmission
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS	285,873	329,778	434,637	489,030	284,969	251,413	401,174	433,281	(107,456)	(102,134)	1,299,197	1,401,368
Cash and cash equivalents	71,964	91,497	150,354	179,541	188,752	86,361	139,895	235,659	-	-	550,965	593,058
Other current financial assets	21,578	-	48,383	58,849	2,985	3,206	-	232	-	-	72,946	62,287
Other current non-financial assets	11,333	28,264	11,566	30,114	2,810	2,858	9,906	7,670	-	-	35,615	68,906
Trade and other current receivables	133,325	161,872	84,357	113,029	68,287	78,136	72,239	92,989	320	-	358,528	446,026
Current accounts receivable from related parties	17,359	16,139	135,201	96,370	793	55,821	150,161	63,765	(107,776)	(102,134)	195,738	129,961
Inventories	28,827	13,944	292	391	21,342	25,031	27,954	29,159	-	-	78,415	68,525
Current tax assets	1,487	18,062	4,484	10,736	-	-	1,019	3,807	-	-	6,990	32,605

NON-CURRENT ASSETS	688,017	838,459	559,358	791,639	2,121,840	2,524,074	1,185,372	1,328,046	(975)	(810)	4,553,612	5,481,408
Other non-current financial assets	149	3,200	240,520	342,599	136	169	-	-	-	-	240,805	345,968
Other non-current non-financial assets	761	3,265	21,527	37,866	6,997	9,797	20,894	16,760	-	-	50,179	67,688
Trade and other non-current receivables	278,464	308,084	7,576	25	3,230	3,749	-	-	-	-	289,270	311,858
Non-current accounts receivable from related parties	27,686	34,662	1,099	1,758	-	-	21,678	18,392	(975)	(810)	49,488	54,002
Investments accounted for using the equity method	1,427	572	32,154	45,123	2,179	2,579	52,165	56,601	-	-	87,925	104,875
Intangible assets other than goodwill	1,536	154	6,840	8,655	24,792	32,433	25,506	26,466	-	-	58,674	67,708
Property, plant and equipment	378,010	462,759	244,514	350,378	2,081,754	2,471,721	938,957	1,066,650	-	-	3,643,235	4,351,508
Right-of-use asset	-	-	200	202	2,752	3,626	125,787	143,177	-	-	128,739	147,005
Deferred tax assets	(16)	25,763	4,928	5,033	-	-	385	-	-	-	5,297	30,796

TOTAL ASSETS	973,890	1,168,237	993,995	1,280,669	2,406,809	2,775,487	1,586,546	1,761,327	(108,431)	(102,944)	5,852,809	6,882,776

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business	Generation and transmission
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019
LIABILITIES AND EQUITY	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES	260,771	338,950	277,976	344,845	561,112	387,805	228,933	241,747	(98,229)	(90,643)	1,230,563	1,222,704
Other current financial liabilities	5,676	7,282	17,532	81,967	227,045	98,742	26,464	10,433	-	-	276,717	198,424
Current lease liability	-	-	143	132	1,589	1,476	19,452	40,833	-	-	21,184	42,441
Trade and other current payables	51,704	109,347	157,064	229,009	154,804	142,993	75,708	99,101	-	-	439,280	580,450
Current accounts payable to related parties	150,310	118,028	89,886	17,809	79,935	41,035	32,082	36,214	(98,229)	(90,643)	253,984	122,443
Other current provisions	948	-	(3)	-	29,989	31,215	48,770	48,808	-	-	79,704	80,023
Current tax liabilities	27,178	73,629	4,679	6,076	63,365	63,076	20,758	1,637	-	-	115,980	144,418
Other current non-financial liabilities	24,955	30,664	8,675	9,852	4,385	9,268	5,699	4,721	-	-	43,714	54,505

NON-CURRENT LIABILITIES	151,382	221,136	177,123	205,761	601,649	943,881	259,984	331,803	(10,202)	(12,301)	1,179,936	1,690,280
Other non-current financial liabilities	40,738	40,650	128,520	176,594	477,594	816,492	17,038	17,539	-	-	663,890	1,051,275
Non-current lease liability	-	-	105	120	1,265	2,041	13,634	18,345	-	-	15,004	20,506
Trade and other non-current payables	2,038	3,034	219	505	379	639	-	-	-	-	2,636	4,178
Non-current accounts payable to related parties	6,530	16,228	27,042	11,331	-	-	-	-	(10,202)	(12,301)	23,370	15,258
Other long-term provisions	-	-	1,511	2,053	46,416	44,831	19,462	54,275	-	-	67,389	101,159
Deferred tax liabilities	49,789	101,043	18,663	13,171	53,135	51,223	187,376	216,660	-	-	308,963	382,097
Non-current provisions for employee benefits	3,414	3,172	-	-	22,860	28,655	1,878	1,893	-	-	28,152	33,720
Other non-current non-financial liabilities	48,873	57,009	1,063	1,987	-	-	20,596	23,091	-	-	70,532	82,087

EQUITY	561,737	608,151	538,896	730,063	1,244,048	1,443,801	1,097,629	1,187,777	-	-	3,442,310	3,969,792
Equity attributable to shareholders of Enel Américas	561,737	608,151	538,896	730,063	1,244,048	1,443,801	1,097,629	1,187,777	-	-	3,442,310	3,969,792
Issued capital	424,637	569,466	194,521	268,415	168,546	199,473	857,728	930,671	-	-	1,645,432	1,968,025
Retained earnings (losses)	(28,134)	4,884	203,273	335,962	503,491	565,626	248,110	284,443	-	-	926,740	1,190,915
Issuance premiums	-	-	-	-	29,133	34,479	4,064	4,409	-	-	33,197	38,888
Treasury shares in portfolio	-	-	(49)	-	-	-	-	-	-	-	(49)	-
Other reserves	165,234	33,801	141,151	125,686	542,878	644,223	(12,273)	(31,746)	-	-	836,990	771,964

Total Liabilities and Equity	973,890	1,168,237	993,995	1,280,669	2,406,809	2,775,487	1,586,546	1,761,327	(108,431)	(102,944)	5,852,809	6,882,776

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

	Generation and transmission
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
REVENUE	180,472	283,645	441,903	573,241	870,978	946,272	365,851	426,581	-	(56)	1,859,204	2,229,683
Revenues	178,990	275,678	439,628	567,033	869,870	939,672	365,696	423,258	-	-	1,854,184	2,205,641
Energy sales	176,509	274,643	392,216	509,721	853,146	919,686	358,185	405,053	-	-	1,780,056	2,109,103
Other sales	546	-	-	-	16,631	19,869	6,611	17,015	-	-	23,788	36,884
Other services rendered	1,935	1,035	47,412	57,312	93	117	900	1,190	-	-	50,340	59,654
Other income	1,482	7,967	2,275	6,208	1,108	6,600	155	3,323	-	(56)	5,020	24,042
RAW MATERIALS AND CONSUMABLES USED	(16,307)	(78,147)	(255,507)	(293,722)	(305,809)	(341,450)	(114,220)	(155,514)	-	-	(691,843)	(868,833)
Energy purchases	(643)	(571)	(194,244)	(231,143)	(135,998)	(145,020)	(19,810)	(31,585)	-	425	(350,695)	(407,894)
Fuel consumption	(1,000)	(60,084)	(37,832)	(39,389)	(33,095)	(37,027)	(35,500)	(51,778)	-	-	(107,427)	(188,278)
Transportation expenses	(5,445)	(5,910)	(18,083)	(21,089)	(90,174)	(102,203)	(51,322)	(63,519)	-	(425)	(165,024)	(193,146)
Other miscellaneous supplies and services	(9,219)	(11,582)	(5,348)	(2,101)	(46,542)	(57,200)	(7,588)	(8,632)	-	-	(68,697)	(79,515)
CONTRIBUTION MARGIN	164,165	205,498	186,396	279,519	565,169	604,822	251,631	271,067	-	(56)	1,167,361	1,360,850
Other work performed by the entity and capitalized	204	1,862	197	443	1,605	2,060	599	1,187	-	-	2,605	5,552
Employee benefits expense	(22,068)	(25,454)	(9,834)	(12,485)	(21,108)	(22,812)	(20,665)	(21,776)	-	-	(73,675)	(82,527)
Other expenses	(27,776)	(20,707)	(10,359)	(17,121)	(32,075)	(28,906)	(31,780)	(31,353)	-	56	(101,990)	(98,031)
GROSS OPERATING RESULT	114,525	161,199	166,400	250,356	513,591	555,164	199,785	219,125	-	-	994,301	1,185,844
Depreciation and amortization expense	(67,344)	(59,658)	(18,353)	(24,601)	(49,063)	(54,426)	(46,056)	(49,938)	-	-	(180,816)	(188,623)
Impairment gain and reversals from impairment losses in accordance with IFRS 9	5	-	(410)	(437)	60	5	(8)	(409)	-	-	(353)	(841)
OPERATING INCOME	47,186	101,541	147,637	225,318	464,588	500,743	153,721	168,778	-	-	813,132	996,380
FINANCIAL RESULT	(3,942)	71,185	25,585	29,999	(60,459)	(63,350)	5,899	(4,405)	-	24,850	(32,917)	58,279
Financial income	35,028	81,959	16,442	43,934	4,056	4,595	4,035	5,483	-	-	59,561	135,971
Cash and cash equivalents	20,713	72,694	2,472	5,883	2,940	3,720	2,295	2,846	-	-	28,420	85,143
Other financial income	14,315	9,265	13,970	38,051	1,116	875	1,740	2,637	-	-	31,141	50,828
Financial costs	(17,066)	(78,441)	(18,937)	(24,797)	(63,843)	(67,016)	(3,768)	(9,232)	-	-	(103,614)	(179,486)
Bank borrowings	(2,153)	(28)	(588)	(8,467)	-	(2,058)	(261)	(80)	-	-	(3,002)	(10,633)
Secured and unsecured obligations	-	-	(7,732)	-	(42,982)	(58,339)	(1,279)	(1,538)	-	-	(51,993)	(59,877)
Other	(14,913)	(78,413)	(10,617)	(16,330)	(20,861)	(6,619)	(2,228)	(7,614)	-	-	(48,619)	(108,976)
Income from indexation units	(50,376)	(23,112)	-	-	-	-	-	-	-	-	(50,376)	(23,112)
Foreign exchange profits (losses)	28,472	90,779	28,080	10,862	(672)	(929)	5,632	(656)	-	24,850	61,512	124,906

Share of profit (loss) of associates and joint ventures accounted for using the equity method	2,741	610	-	-	-	-	-	-	-	-	2,741	610
Other gains (losses)	50	351	-	-	6	-	3,514	-	-	-	3,570	351
Gain (loss) from other investments	50	351	-	-	-	-	-	-	-	-	50	351
Gain (loss) from the sale of assets	-	-	-	-	6	-	3,514	-	-	-	3,520	-

Profit (loss) before taxes	46,035	173,687	173,222	255,317	404,135	437,393	163,134	164,373	-	24,850	786,526	1,055,620
Income tax expense (income)	(9,579)	(45,801)	(59,592)	(85,450)	(145,480)	(141,590)	(37,508)	(51,067)	-	-	(252,159)	(323,908)
Profit (loss) from continuing operations	36,456	127,886	113,630	169,867	258,655	295,803	125,626	113,306	-	24,850	534,367	731,712
PROFIT (LOSS)	36,456	127,886	113,630	169,867	258,655	295,803	125,626	113,306	-	24,850	534,367	731,712

Country	Argentina		Brazil		Colombia		Peru		Eliminations		Total
	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019
STATEMENT OF CASH FLOWS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net cash flows from (used in) operating activities	89,917	95,555	93,225	130,747	413,349	392,905	187,558	141,847	-	-	784,049	761,054
Net cash flows from (used in) investing activities	(17,096)	10,176	(27,754)	21,352	(40,512)	(69,663)	(119,702)	(35,267)	-	-	(205,064)	(73,402)
Net cash flows from (used in) financing activities	(58,999)	(86,211)	(48,740)	(167,336)	(261,402)	(408,866)	(147,422)	(120,470)	-	-	(516,563)	(782,883)

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

b)	Distribution

	Distribution
	Argentina		Brazil		Colombia		Peru		Eliminations		Totales
Line of business	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019
Country	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS
CURRENT ASSETS	257,730	284,127	3,226,226	3,711,977	492,623	363,837	248,039	153,383	(36)	(35)	4,224,582	4,513,289
Cash and cash equivalents	8,598	24,452	601,145	475,746	168,163	97,623	8,846	51,717	-	-	786,752	649,538
Other current financial assets	20,900	-	265,666	48,792	56	306	-	-	-	-	286,622	49,098
Other current non-financial assets	14,300	18,982	313,319	341,073	24,692	10,072	8,723	4,292	-	-	361,034	374,419
Trade and other current receivables	202,675	222,959	1,760,113	2,568,600	220,488	181,485	199,277	71,574	14	16	2,382,567	3,044,634
Current accounts receivable from related parties	735	602	7,552	11,350	5,014	4,904	3,482	9,432	(50)	(51)	16,733	26,237
Inventories	10,522	17,132	252,390	236,130	74,210	58,121	27,711	16,368	-	-	364,833	327,751
Current tax assets	-	-	26,041	30,286	-	-	-	-	-	-	26,041	30,286

Non-current assets or disposal groups held- for-sale or held for distribution to owners	-	-	-	-	-	11,326	-	-	-	-	-	11,326

NON-CURRENT ASSETS	1,439,019	1,456,918	9,157,129	12,004,828	1,665,420	1,842,861	1,239,026	1,305,567	-	-	13,500,594	16,610,174
Other non-current financial assets	7	9	2,131,256	2,703,683	2	2	-	-	-	-	2,131,265	2,703,694
Other non-current non-financial assets	66	84	2,178,892	2,651,786	15,121	12,048	-	-	-	-	2,194,079	2,663,918
Trade and other non-current receivables	508	646	206,267	236,472	26,512	38,797	-	-	-	-	233,287	275,915
Non-current accounts receivable from related parties	36	68	-	-	-	-	-	-	-	-	36	68
Investments accounted for using the equity method	150	186	-	-	1,287	1,524	-	-	-	-	1,437	1,710
Intangible assets other than goodwill	33,710	30,365	3,825,330	5,281,728	77,130	93,220	34,877	35,933	-	-	3,971,047	5,441,246
Property, plant and equipment	1,404,395	1,425,542	28,646	40,609	1,522,374	1,688,908	1,169,614	1,244,456	-	-	4,125,029	4,399,515
Investment properties	-	-	7,307	10,254	-	-	-	-	-	-	7,307	10,254
Right-of-use asset	147	18	42,278	74,554	17,992	8,362	34,535	25,178	-	-	94,952	108,112
Deferred tax assets	-	-	737,153	1,005,742	5,002	-	-	-	-	-	742,155	1,005,742
TOTAL ASSETS	1,696,749	1,741,045	12,383,355	15,716,805	2,158,043	2,206,698	1,487,065	1,458,950	(36)	(35)	17,725,176	21,123,463

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

Line of business	Distribution
	Argentina		Brazil		Colombia		Peru		Eliminations		Totales
Country	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019	09-30-2020	12-31-2019
LIABILITIES AND EQUITY	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES	562,784	509,222	3,549,137	3,699,914	601,304	545,688	326,166	272,270	(36)	(35)	5,039,355	5,027,059
Other current financial liabilities	-	-	1,187,292	731,093	165,477	70,801	68,431	45,569	-	-	1,421,200	847,463
Current lease liability	77	7	15,614	25,856	2,844	4,526	11,095	8,369	-	-	29,630	38,758
Trade and other current payables	406,782	328,700	1,793,572	2,321,877	334,991	316,584	91,952	135,398	4	-	2,627,301	3,102,559
Current accounts payable to related parties	98,973	109,013	351,090	286,621	54,515	79,684	122,690	42,785	(40)	(35)	627,228	518,068
Other current provisions	47,632	44,825	84,026	144,973	3,715	7,082	8,520	8,584	-	-	143,893	205,464
Current tax liabilities	(2,093)	12,264	-	665	21,796	45,041	5,374	12,103	-	-	25,077	70,073
Other current non-financial liabilities	11,413	14,413	117,543	188,829	17,966	18,179	18,104	19,462	-	-	165,026	240,883

Liabilities associated with groups of assets or disposal groups held for sale or distribution to owners	-	-	-	-	-	3,791	-	-	-	-	-	3,791

NON-CURRENT LIABILITIES	404,838	429,766	5,383,371	6,946,561	734,626	704,526	438,965	467,924	-	-	6,961,800	8,548,777
Other non-current financial liabilities	-	-	1,182,785	2,153,800	626,158	587,914	360,675	392,855	-	-	2,169,618	3,134,569
Non-current lease liability	71	7	33,942	58,311	15,614	4,150	30,448	25,274	-	-	80,075	87,742
Trade and other non-current payables	111,089	149,205	1,898,699	2,171,380	242	358	658	-	-	-	2,010,688	2,320,943
Non-current accounts payable to related parties	27,686	34,662	326,485	-	-	-	-	-	-	-	354,171	34,662
Other long-term provisions	20,235	23,710	652,112	845,798	8,498	4,828	461	500	-	-	681,306	874,836
Deferred tax liabilities	228,579	210,460	-	13,257	-	107	40,557	43,357	-	-	269,136	267,181
Non-current provisions for employee benefits	11,653	11,006	1,277,347	1,683,454	80,796	100,851	4,396	4,352	-	-	1,374,192	1,799,663
Other non-current non-financial liabilities	5,525	716	12,001	20,561	3,318	6,318	1,770	1,586	-	-	22,614	29,181

EQUITY	729,127	802,057	3,450,847	5,070,330	822,113	956,484	721,934	718,756	-	-	5,724,021	7,547,627
Equity attributable to shareholders of Enel Américas	729,127	802,057	3,450,847	5,070,330	822,113	956,484	721,934	718,756	-	-	5,724,021	7,547,627
Issued capital	526,556	544,855	2,045,242	2,849,227	3,469	4,106	147,807	160,377	-	-	2,723,074	3,558,565
Retained earnings (losses)	(45,992)	223,667	(733,377)	(673,567)	253,474	282,082	507,472	486,057	-	-	(18,423)	318,239
Issuance premiums	-	-	-	-	49,017	58,011	-	-	-	-	49,017	58,011
Other reserves	248,563	33,535	2,138,982	2,894,670	516,153	612,285	66,655	72,322	-	-	2,970,353	3,612,812
Total Liabilities and Equity	1,696,749	1,741,045	12,383,355	15,716,805	2,158,043	2,206,698	1,487,065	1,458,950	(36)	(35)	17,725,176	21,123,463

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

	Distribution
Country	Argentina		Brazil		Colombia		Peru		Eliminations		Totales
	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
REVENUE	608,839	1,027,673	4,839,848	6,016,158	1,133,823	1,229,050	654,841	708,802	(20)	(7)	7,237,331	8,981,676
Revenues	602,275	770,724	4,163,720	5,396,710	1,120,617	1,216,110	653,191	705,286	-	-	6,539,803	8,088,830
Energy sales	580,042	741,112	3,660,557	4,785,239	559,608	641,863	629,627	675,718	-	-	5,429,834	6,843,932
Other sales	449	1,355	545	3,512	1,505	592	412	821	-	-	2,911	6,280
Other services rendered	21,784	28,257	502,618	607,959	559,504	573,655	23,152	28,747	-	-	1,107,058	1,238,618
Other income	6,564	256,949	676,128	619,448	13,206	12,940	1,650	3,516	(20)	(7)	697,528	892,846
RAW MATERIALS AND CONSUMABLES USED	(422,343)	(569,019)	(3,516,405)	(4,308,496)	(648,781)	(717,257)	(437,815)	(459,506)	-	-	(5,025,344)	(6,054,278)
Energy purchases	(391,350)	(530,598)	(2,396,985)	(3,210,269)	(477,593)	(543,159)	(414,152)	(433,179)	-	-	(3,680,080)	(4,717,205)
Transportation expenses	(14,426)	(12,040)	(481,258)	(543,773)	(120,825)	(123,507)	-	-	-	-	(616,509)	(679,320)
Other miscellaneous supplies and services	(16,567)	(26,381)	(638,162)	(554,454)	(50,363)	(50,591)	(23,663)	(26,327)	-	-	(728,755)	(657,753)
CONTRIBUTION MARGIN	186,496	458,654	1,323,443	1,707,662	485,042	511,793	217,026	249,296	(20)	(7)	2,211,987	2,927,398
Other work performed by the entity and capitalized	23,082	30,638	56,180	67,468	18,868	20,448	6,652	7,215	-	-	104,782	125,769
Employee benefits expense	(90,302)	(113,232)	(228,992)	(317,174)	(50,121)	(52,345)	(24,867)	(27,376)	-	-	(394,282)	(510,127)
Other expenses	(92,594)	(105,144)	(450,269)	(471,957)	(75,590)	(76,568)	(35,598)	(33,299)	20	7	(654,031)	(686,961)
GROSS OPERATING RESULT	26,682	270,916	700,362	985,999	378,199	403,328	163,213	195,836	-	-	1,268,456	1,856,079
Depreciation and amortization expense	(41,803)	(36,337)	(275,441)	(310,444)	(89,062)	(89,808)	(44,276)	(41,768)	-	-	(450,582)	(478,357)
Impairment gain and reversals from impairment losses in accordance with IFRS 9	(25,770)	(32,206)	(130,712)	(96,781)	(15,019)	(8,480)	(7,306)	(4,195)	-	-	(178,807)	(141,662)
OPERATING INCOME	(40,891)	202,373	294,209	578,774	274,118	305,040	111,631	149,873	-	-	639,067	1,236,060
FINANCIAL RESULT	27,984	33,221	(183,725)	(184,767)	(37,177)	(44,232)	(19,252)	(17,622)	-	-	(212,170)	(213,400)
Financial income	7,707	14,787	99,063	189,504	7,344	5,713	2,431	3,521	-	-	116,545	213,525
Cash and cash equivalents	2,660	1,148	4,178	15,330	3,219	2,958	408	523	-	-	10,465	19,959
Other financial income	5,047	13,639	94,885	174,174	4,125	2,755	2,023	2,998	-	-	106,080	193,566
Financial costs	(83,788)	(122,168)	(269,287)	(372,619)	(41,129)	(49,047)	(20,755)	(21,813)	-	-	(414,959)	(565,647)
Bank borrowings	(366)	(3,357)	(31,847)	(63,291)	(6,571)	(7,126)	(1,683)	(901)	-	-	(40,467)	(74,675)
Secured and unsecured obligations	(1)	-	(41,369)	(86,823)	(26,398)	(29,812)	(18,014)	(18,853)	-	-	(85,782)	(135,488)
Other	(83,421)	(118,811)	(196,071)	(222,505)	(8,160)	(12,109)	(1,058)	(2,059)	-	-	(288,710)	(355,484)
Income from indexation units	104,674	146,455	-	-	-	-	-	-	-	-	104,674	146,455
Foreign exchange profits (losses)	(609)	(5,853)	(13,501)	(1,652)	(3,392)	(898)	(928)	670	-	-	(18,430)	(7,733)

Share of profit (loss) of associates and joint ventures accounted for using the equity method	9	8	-	-	-	-	-	-	-	-	9	8
Other gains (losses)	7	-	601	-	21	4	-	-	-	-	629	4
Gain (loss) from other investments	-	-	-	-	-	2	-	-	-	-	-	2
Gain (loss) from the sale of assets	7	-	601	-	21	2	-	-	-	-	629	2

Profit (loss) before taxes	(12,891)	235,602	111,085	394,007	236,962	260,812	92,379	132,251	-	-	427,535	1,022,672

Income tax expense (income)	(33,208)	(67,438)	(34,859)	(124,617)	(67,992)	(84,067)	(30,491)	(40,827)	-	-	(166,550)	(316,949)

Profit (loss) from continuing operations	(46,099)	168,164	76,226	269,390	168,970	176,745	61,888	91,424	-	-	260,985	705,723
PROFIT (LOSS)	(46,099)	168,164	76,226	269,390	168,970	176,745	61,888	91,424	-	-	260,985	705,723

Country	Argentina		Brazil		Colombia		Peru		Eliminations		Totales
	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019	09-30-2020	09-30-2019
STATEMENT OF CASH FLOWS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net cash flows from (used in) operating activities	121,884	88,769	534,475	230,684	268,771	200,475	(19,640)	169,640	-	-	905,490	689,568
Net cash flows from (used in) investing activities	(81,905)	(132,496)	(621,384)	(511,255)	(285,845)	(243,642)	(97,406)	(121,909)	-	-	(1,086,540)	(1,009,302)
Net cash flows from (used in) financing activities	(50,649)	59,585	328,285	226,519	97,246	(62,672)	74,987	(54,302)	-	-	449,869	169,130

The Eliminations column corresponds to transactions between companies in different lines of business and country, primarily purchases and sales of energy and services.

35.	GUARANTEES WITH THIRD PARTIES, CONTINGENT ASSETS AND, LIABILITIES, AND OTHER COMMITMENTS

35.1	Direct guarantees

	Debtor			Assets Committed			Outstanding balance as of			Guarantees released
Creditor of Guarantee	Company	Relationship	Type of Guarantee	Type	Currency	Carrying Amount	Brazilian Real	09-30-2020	12-31-2019	2019	Assets	2020	Assets	2021	Assets
Mitsubishi Corporation	Enel Generación Costanera S.A.	Creditor	Pledge	Combined cycle	ThUS$	46,573	ThUS$	46,377	47,844	-	-	-	-	-	-
BNDES	Enel Distribución Rio S.A.	Creditor	Pledge on collection and others	Collection accounts	ThUS$	3,064	ThUS$	3,932	13,205	-	-	-	-	-	-
Various Creditors	Enel Distribución Ceará S.A.	Creditor	Pledge on collection and others	Collection accounts	ThUS$	9,474	ThUS$	67,519	98,388	-	-	-	-	-	-
Banco Bradesco	Enel Distribución Goiás S.A.	Creditor	Pledge on collection and others	Collection accounts	ThUS$	18,326	ThUS$	43,800	77,054	-	-	-	-	-	-
Fundação Cesp	Enel Distribuicao Sao Paulo S.A.	Creditor	Pledge on collection and others	Collection accounts	ThUS$	18,986	ThUS$	559,206	934,752	-	-	-	-	-	-
Various Creditors	Enel Generación Piura S.A.	Creditor	Mortgage	Fixed assets	ThUS$	23,827	ThUS$	19,776	56,835	-	-	-	-	-	-
Various Creditors	Enel Distribución Perú S.A.	Creditor	Mortgage	Fixed assets	ThUS$	32,132	ThUS$	25,786	33,187	-	-	-	-	-	-
Banco Continental SA	Enel Generación Perú S.A.	Creditor	Mortgage	Fixed assets	ThUS$	6,572	ThUS$	6,661	5,180	-	-	-	-	-	-

As of September 30, 2020, and December 31, 2019, the carrying amount of property, plant and equipment pledged as security for liabilities amounted to ThUS$ 109,104 and ThUS$114,699, respectively (see Note 17.c.ii). Enel Américas is joint and several co-debtor of the local bonds of Enel Generación Chile, whose outstanding balance as of September 30, 2020 amounts to ThCh$ 299,270,131 (ThUS$ 379,520).

As of September 30, 2020, the Company had future energy purchase commitments amounting to ThUS$ 66,093,679 (ThUS$96,201,541 as of December 31, 2019)

35.2	Indirect guarantees

				Debtor			Balance pending as of
Type	Contract Name	Ending Date	Creditor	Name	Relationship	Type of Guarantee	Currency	Sept/30/2020	Dec/31/2019
Joint & Several	Bond H	October 2028	Bondholders Enel Generación Chile Bonds Program (formerly Endesa Chile)	Enel Generación Chile S.A.	Divided companies of the orignal debtor, Endesa Chile (joint debor Endesa Américas and post merger Enel Américas) *	Joint co-debtor	ThUS$	67,996	64,257
Joint & Several	Bond M	December 2029	Bondholders Enel Generación Chile Bonds Program (formerly Endesa Chile)	Enel Generación Chile S.A.	Divided companies of the orignal debtor, Endesa Chile (joint debor Endesa Américas and post merger Enel Américas) *	Joint co-debtor	ThUS$	318,861	302,366
Guarantor	DEBÊNTURES 9ª EMISSÃO (AMPL19)	Diciembre 2020	DEBENTURES	Enel Distribución Rio S.A.	Enel Brasil	Guarantor	ThUS$	107,116	109,696
Guarantor	BNP PARIBAS 4131	February 2022	BNP PARIBAS	Enel Distribución Rio S.A.	Enel Brasil	Guarantor	ThUS$	71,823	76,692
Guarantor	CITIBANK 4131 II	March 2021	CITIBANK	Enel Distribución Rio S.A.	Enel Brasil	Guarantor	ThUS$	96,472	95,990
Guarantor	ITAÚ 4131	July 2021	ITAÚ	Enel Distribución Rio S.A.	Enel Brasil	Guarantor	ThUS$	76,544	148,043
Guarantor	CITIBANK 4131	January 2021	CITIBANK	Enel Distribución Goiás S.A.	Enel Brasil	Guarantor	ThUS$	145,751	144,661
Guarantor	BNDES FINAME GIRO	May 2023	BNDES	Enel Distribución Goiás S.A.	Enel Brasil	Guarantor	ThUS$	18,382	18,606
Guarantor	SCOTIABANK 4131 CELG	August 2022	SCOTIABANK	Enel Distribución Goiás S.A.	Enel Brasil	Guarantor	ThUS$	48,690	48,557
Guarantor	NP 3ª Emissão	November 2020	ITAÚ BBA INTERNATIONAL PLC	Enel Distribución Goiás S.A.	Enel Brasil	Guarantor	ThUS$	159,760	163,430
Guarantor	SCOTIABANK 4131 CELG II	November 2020	SCOTIABANK	Enel Distribución Goiás S.A.	Enel Brasil	Guarantor	ThUS$	48,420	47,751
Guarantor	BNP PARIBAS 4131 II	March 2021	BNP PARIBAS- CREDIT AGREEMENT	Enel Distribución Goiás S.A.	Enel Brasil	Guarantor	ThUS$	33,024	32,904
Guarantor	DEBÊNTURES - 23ª EMISSÃO - 1ª serie	September 2021	DEBENTURES	Enel Distribuicao Sao Paulo S.A.	Enel Brasil	Guarantor	ThUS$	124,938	129,852
Guarantor	DEBÊNTURES - 23ª EMISSÃO - 2ª série	September 2023	DEBENTURES	Enel Distribuicao Sao Paulo S.A.	Enel Brasil	Guarantor	ThUS$	247,724	257,527
						Total		1,565,501	1,640,332

(*) Upon the demerger of the original issuer, between Endesa Chile (currently Enel Generación Chile S.A.) and Endesa Américas, and in accordance with the bond indenture, all entities arising from the demerger are liable for the debt, regardless that the payment obligation remains in Enel Generación Chile S.A. After the merger carried out in 2016, the Company became liable for the obligations of Endesa Américas.

35.3	Litigation and arbitration proceedings

As of the date of these interim consolidated financial statements, the most relevant litigation and arbitration proceedings of Enel Américas and its subsidiaries are the following:

a)	Pending lawsuits Enel Américas:

The Chilean Tax Authority (SII) carried out a regular audit for the 2012 business year (Tax Year 2013). On September 4, 2015, it provided notice of a tax assessment for the additional tax due, based on article 74 of the Income Tax Act, justifying its position on the ground that a modification of the Taxable Profits Fund (Fondo Utilidad Tributaria or FUT) allegedly entailed a modification of the base for the additional tax. The company responded that the SII had accepted the income rectification and the income tax return it had filed, thereby accepting the declared tax amounts. On December 23, 2015, Enel Américas (formerly named Enersis S.A.) filed a tax claim before the Tax and Customs Courts (TTA), claiming that the tax obligation had been fully complied with, since the additional tax had been paid provisionally on a monthly basis, and the tax obligation had been fully settled and resolved when the income rectification was made on May 8, 2014, which included the rectification of the FUT amount. An unfavorable ruling was rendered and the company filed an appeal in January 2018. The case was pleaded before the Court of Appeal on September 12, 2018 and the decision on the appeal was unfavorable, with the dissenting vote of one judge. On November 15, 2018, the company filed another appeal, which was declared admissible by the Court of Appeal and is pending before the Supreme Court. In January 2019, the General Treasury of the Republic notified Enel Américas of a tax payment due. On March 1, 2019, the company requested the ruling of the Court of Appeals on the suspension of tax collection presented on November 8, 2018. On March 11, 2019, the Court of Appeals decided to suspend the collection of taxes for the maximum legal term of six months. On March 15, 2019, the case entered the Supreme Court for its substantive admissibility examination. On March 19, 2019, the company’s appeal was accepted. In September 2019, the extension of the tax collection suspension was requested. On October 25, 2019, the Supreme Court agreed to renew the suspension of the draft collection. During the interim period while the Supreme Court had not yet issued a judgment on the suspension of the collection of the tax, the General Treasury of the Republic seized funds in a current account of Enel Américas. The Treasury cannot dispose of said funds by order of the Court. In December 2019, a renewal of the tax collection suspension was requested. On January 3, 2020, the Court granted the company's request. On March 30, 2020, a renewal of the fund transfer suspension was requested. On April 7, 2020, the Court granted the company's request. On June 15, 2020, a renewal of the tax collection suspension was requested. On June 22, 2020, the Court granted the company's request. On September 4, 2020, the renewal of the tax collection suspension was requested. On September 9, 2020, the Court granted the company's request. As of September 30, 2020, the amount involved in this lawsuit was ThCh$ 7,545,311 (ThUS$ 9,569).

b)	Subsidiary pending lawsuits:

Colombia:

1.	José Rodrigo Alvarez and approximately 1,400 other individuals — all of them residents of the municipality of Garzón — filed a class-action lawsuit, currently pending in the Fourth Civil Court of the Circuit of Bogotá, against Emgesa S.A. E.S.P. It is claimed that, as a consequence of the construction of El Quimbo hydroelectric project, their income from artisanal and business activities was reduced by an average of 30% even though the socioeconomic study of the project had taken this into account. The amount of the claim is ThUS$ 7,941 equivalent to ThCOP 30,870,677. The case has been in the evidentiary stage since 2016 and no expert opinion has been issued due to the counterparty’s lack of activity. On May 8, 2019, the court granted approximately US$200 for expert expenses, without the plaintiff having paid the expenses to date. The company is waiting for a decision on the withdrawal of the request for the expert’s opinion and the final arguments to continue.

2.	A lawsuit for nullity and restoration of the right was filed by Emgesa S.A. E.S.P. against the Colombian Directorate of National Taxes and Customs (DIAN) before the Administrative Court of Huila. Emgesa (formerly Central Betania) enjoyed a tax benefit on corporate income tax, known as the "Páez Law", which established a tax exemption for companies located in a specific area that suffered a catastrophe. The Colombian tax authorities (DIAN) contested the method used by Emgesa to determine the taxable base of the income tax using this benefit. Basically, DIAN’s position is that certain Emgesa revenues, such as adjustments for inflation and non-operating income, do not qualify for this tax exemption because they are not related to the electricity generation activity. However, Emgesa believes that, in accordance with the Law, this special benefit applies to the company as an entity and not just to certain company revenues. On July 27, 2017, the Huila Administrative Court issued a ruling accepting the arguments of DIAN, considering that there is no benefit on these revenues, considering that they do not come from the development of the company's corporate purpose. The ruling did not provide a substantive legal basis and did not rule on various defenses presented by the company. Similarly, the Court confirmed the sanction of inaccuracy without analyzing the difference in criteria or defining the punishable act. Therefore, on August 10, 2017, Emgesa filed an appeal reiterating that the benefit falls on the company and the law does not discriminate its application when it comes to non-operating income. New rulings of the Council of State that support the position of the company were considered. It was insisted that there is a difference in criteria and therefore the sanction of inaccuracy should be lifted. On September 22, 2017, the proceeding was assigned in the Council of State where the second instance review would take place. On November 24, 2017, Emgesa’s lawyers presented the closing arguments and in January 2018 the file entered the magistrate's office for the final decision. On October 15, 2020, the Council of State issued a second and final judgment unfavorable to Emgesa, which concluded that the exemption from the Páez Law only benefited operating income. As of September 30, 2020, the amount involved in this lawsuit was COP 88,328 million (ThUS$ 22,721).

3.	A class action lawsuit filed against Emgesa S.A. E.S.P., the Colombian Ministry of Environment and Development and the Colombian Ministry of Mines and Energy, Comepez S.A. and other fish farm and artisanal fishermen companies, is currently under review by the Huila Administrative Court. Fishermen are seeking the protection of collective rights and a healthy environment, public health, food security and safety and the prevention of technically foreseeable disasters. Furthermore, the plaintiffs are seeking the issuance of an order compelling the entities to immediately take the necessary corrective and preventive measures to halt the imminent danger of massive fish mortality in the Betania reservoir fish farming projects, relating to the filling of the reservoir and the operation of the El Quimbo hydroelectric project. This lawsuit does not have a specified monetary amount because of its nature as an action regarding the protection of collective rights. Therefore, no provision has been made. The matter has been pending decision since June 18, 2018. During the evidentiary stage, the environmental authorities ANLA and CAM jointly presented a report in which they stated that the company had complied with the obligations imposed by the Administrative Court within the injunctive measures, even though the matter has no quantified claims. The final arguments were presented by Emgesa on June 15, 2018, and the matter was submitted for consideration on June 18, 2018. The company expects that a first judgment will be issued before the end of 2020.

4.	In a class-action lawsuit filed by several residential complexes — including the La Sabana Medical Center — against Codensa S.A. E.S.P. in the First Administrative Court of the Bogotá Capital District, the plaintiffs demand the refund of an alleged tariff cost excess that they were charged due to a failure to apply a tariff benefit to which the plaintiffs argue they are entitled as Voltage Level One users and infrastructure owners, as established in Resolution No. 082 of 2002, modified by Resolution No. 097 of 2008. Codensa responded to the complaint by rejecting it in its entirety. A conciliation hearing was held between the parties, without success. An evidence order was issued on May 15, 2018 and the joinder of new plaintiffs was denied. The proceedings are in the evidentiary stage. As of September 30, 2020, the estimated value of this lawsuit is approximately COP 337,000 million (ThUS$ 86,688).

5.	Henry Andrew Barbosa filed a class-action lawsuit against Codensa and the Special Public Services Administrative Unit (UAESP) of the Bogotá Capital District before the Tenth Administrative Judge of the Bogotá Capital District. Subsequently, Codensa filed an action for nullification and restoration of rights against the UAESP, which is currently pending before the Administrative Court of Cundinamarca. In the class action, the judge ordered Codensa and the UAESP to reassess the 1997 Public Lighting Agreement signed between them, since it was determined that there were 8,661 fewer street lights than Codensa had taken into account in its billing. In 2014, the parties agreed to the reassessment and carried out a transaction for the periods 1998 to 2004, resulting in a debt of COP 14,433 million (ThUS$ 3,713) owed by Codensa to the UAESP. By an order of June 1, 2017, the Court refused to consider the above-mentioned 2014 agreement and instead ordered the UAESP to carry out a unilateral assessment. In compliance with the order, the UAEPS issued Resolution No. 000730 of December 18, 2017, where it determined that Codensa should pay COP 113,082 million (ThUS$ 29,089). The nullification and restoration of rights action filed against the UAESP was in the notification stage and the UAESP was in the process of answering the demand. On August 21, 2019, the Administrative Court of Cundinamarca at the initial hearing determined that no further evidence was needed and ruled against Codensa, subtracting any value from the reassessment agreed by the parties in 2014. An appeal was filed and submitted to the Council of State. The UAESP had begun the collection process, but the collection was suspended with the admission of the nullification action. Codensa paid COP 24,400 million (ThUS$ 6,277), which it considers its obligation to pay under the 2014 reassessment agreements. In total, the nullification action has an approximate value of COP 88,698 million (ThUS$ 22,816).

6.	On December 4, 2017, Grupo Energía de Bogotá (GEB) notified Enel Américas of its intention to submit to arbitration the dispute between the parties regarding the distribution of the profits of the 2016 fiscal year for Emgesa and Codensa in accordance with the provisions of the Investment Framework Agreement (AMI). GEB claims that Enel Américas is acting contrary to its own previous conduct by voting for a 70% distribution of profits, under the allegedly incorrect interpretation that this proportion corresponds to “all available profits in accordance with good commercial practice.” Furthermore, GEB claims that Enel Américas’ conduct violates the provisions of Clause 3.8 of the AMI, which regulates the form of distribution of profits by obliging the parties to vote in favor of the distribution of all (100%) profits that may be distributed during each fiscal year. The claims seek a declaration of Enel Américas’ breach of the AMI and the consequent distribution of 100% of the profits of the 2016 fiscal year for each company. The amounts claimed not received by GEB as a consequence of the partial distribution of profits were COP 63,619 million (ThUS$ 16,365) for Codensa and COP 82,820 million (ThUS$ 21,351) for Emgesa. GEB decided to withdraw the claims to make amendments and to include new issues. On October 8, 2018, GEB filed a new arbitration claim with the Arbitration Center of the Chamber of Commerce of Bogotá for the alleged breach of the AMI in relation to the failure by Emgesa and Codensa to make full distributions of dividends in 2016, 2017, and 2018 and a breach of other provisions of the shareholders’ agreements and requesting compensation for damages. The new claims amount to ThCOP 1,876,417,133 (ThUS$ 482,679), plus interest. The arbitration is in the evidentiary phase. This litigation is classified as remote and therefore a provision has not been provided.

7.	Thirty-seven applications for arbitration proceedings were filed by Grupo Energía Bogotá (GEB) against Codensa (17) and Emgesa (20), seeking the nullification of the Minutes of the Board of Directors and the Shareholders’ General Meeting. These applications present, among others, the following arguments: i) Conflicts of Interest with economically-affiliated companies; ii) Impossibility of ratifying authorizations to contract; iii) Improper waiving of conflicts of interest; iv) Violation of the AMI in terms of distribution of profits; and v) insufficient information for decision making. The applications are similar in that they indicate that the decisions are flawed because they contravene fundamental principles, they are null and void due to their unlawful object and reason, they breach AMI provisions regarding the distribution of profits and some minutes were adopted while the arbitration was pending. The amount is undetermined. However, the case involves decisions made about transactions with companies with a high-impact economic link to the business. On July 5, 2018, the selection of arbitrators took place given that there was no agreement regarding the appointment of arbitrators or the consolidation of the arbitrations with the arbitration against Enel Américas. These arbitration proceedings are in their initial phase. By order dated June 21, 2019, the Court of Arbitration consolidated the proceedings into a single arbitration because the claims are similar, they can be carried out in the same proceeding, are between the same parties, and use the same evidence. Following an appeal of the order, only the 20 arbitration proceedings relating to Emgesa were consolidated. Accordingly, only one arbitration will be conducted with respect to Emgesa, which caused GEB to revise its claim. With respect to Codensa, a similar decision was issued on October 25, 2019, ordering the consolidation of 17 arbitration proceedings into a single proceeding. In the Emgesa arbitration, the response to the claim was submitted; however, the parties mutually agreed to suspend the proceeding until December 28, 2020. In the Codensa arbitration, the response to the claim was submitted; however, the parties by mutual agreement requested suspension of the proceeding until December 28, 2020.

Peru:

8.	The Peruvian National Customs and Tax Authority (SUNAT) challenged Enel Generación Perú S.A.A. (formerly known as Edegel S.A.A.), through Notices of Assessments and Penalties, about the deduction as an expense of the depreciation corresponding to part of the highest book value assigned to the assets in the appraisal carried out as a result of their voluntary revaluation in 1996. The rejected value of the appraisal relates to financial interest paid during the construction stage of the power generation plants. SUNAT’s position is that Enel Generación Perú has neither reliably demonstrated that it was necessary to obtain financing in order to build the generation plants that were revalued, nor that such financing had actually been incurred. Enel Generación Perú’s position is that SUNAT cannot demand such proof, since the appraisal is intended to assign to the asset the market value appropriate to it at the time the appraisal is conducted, and not its historical value. In this case, the appraisal methodology took into consideration the fact that power plants of such magnitude are built with financing. If SUNAT did not agree with the valuation, it should have presented its own appraisal, which it did not do.

For the year 1999: In February 2012, the Tax Court (“TF”) resolved the lawsuit regarding the 1999 tax year in favor of Enel Generación Perú with regard to two plants and against it with respect to four plants, reasoning that only the first two were proven to have been financed. Enel Generación Perú paid the taxes reassessed by SUNAT in June 2012, amounting to ThPEN 37,710 (ThUS$ 10,479), which will have to be refunded if a favorable outcome is obtained in the complaint filed with the judicial courts (“PJ”) against the TF’s decision, filed in May 2012 against SUNAT and the TF.

In March 2018, Enel Generación Perú received the appeals court’s decision declaring the PJ’s decision null and void and ordering the rendering of a determination on the claim. The file was referred to the PJ in June 2018 and the oral report was submitted in August 2018. In September 2018, Enel Generación Perú submitted its written arguments.

In July 2020, Enel Generación Perú was notified that the appeal was granted. In September 2020, the case was heard and arguments were presented.

For the years 2000 and 2001: The reasoning adopted for the 1999 tax year was applied to the 2000 and 2001 periods and Enel Generación Perú paid ThPEN 18,786 (ThUS$ 5,220).

Judicial case: In March 2018, the PJ rendered a decision declaring the lawsuit groundless, and ruled in favor of Enel Generación Perú with respect to the non-application of interest on the advances from March to December 2001. In the same month, Enel Generación Perú appealed the unfavorable portion of the judgment. In December 2018, the oral report was submitted and several briefs were submitted. In December 2018, the PJ issued a ruling to vacate the trial court decision, ordering that the trial court issue a new decision taking account of the arguments set out in its ruling. In March 2019, the PJ returned the case file to the trial court. In May 2020, Enel Generación Perú learned that the judgment declaring its claim to be founded in part but only to the extent of the objection related to the collection of late payment interest due to the omission of payments on account for the periods from March to December 2001. The other points were declared unfounded. In August 2020, Enel Generación Perú S.A.A. appealed the decision.

Administrative case: In August 2017, Enel Generación Perú was served with the Compliance Order, which was issued taking into consideration the TF’s ruling for the 1999 fiscal year, by means of which SUNAT reassessed the tax due for the period 2000-2001. According to SUNAT, Enel Generación Perú’s updated tax due amounted to PEN 220 million, because of the annual corporate tax for 2000, a related fine, and payments on account for the 2001 fiscal year. Also, the discounted credits in the company’s favor amounted to PEN 22 million for the 2001 corporate tax. In September 2017, Enel Generación Perú was served with a decision in which SUNAT corrected the Compliance Order of August 2017, stating that it had applied an incorrect restatement factor to the assessed tax, which resulted in the tax assessed by SUNAT amounting to PEN 190 million, rather than PEN 220 million. In September 2017, Enel Generación Perú appealed the above-mentioned Compliance Order. Enel Generación Perú presented written arguments in July 2018. In October 2019, the oral report was made, and arguments were presented.

Next steps are:

For the year 1999: Enel Generación Perú is awaiting the trial court’s issuance of a judgment on Enel Generación Perú´s lawsuit.

For the years 2000-2001: Enel Generación Perú is awaiting the TF’s issuance of the corresponding resolution. The trial court is expected to grant the appeal filed by Enel Generación Perú.

The total amount involved in these lawsuits is estimated at ThPEN 75,732 (ThUS$ 21,043).

9.	SUNAT disallowed recognition by Enel Distribución Perú S.A.A. (formerly known as Edelnor) of the commercial energy losses recognized by the company between 2006 and 2011, equivalent to approximately 2% of the total purchased and self-generated energy. SUNAT challenged the cost of sale of that energy determined by Enel Distribución Perú, on the basis of an energy theft crime that was not established by the courts of law. SUNAT’s position is that the infeasibility of a legal action can only be demonstrated through a police report and a resolution issued by the Attorney General (Public Prosecutor’s Office) declaring, on a definitive or provisional basis, the filing of the criminal action for energy theft. The TF has rendered some decisions stating that such a resolution is necessary. Enel Distribución Perú’s position is that since the law does not establish a specific mechanism on how the infeasibility of a legal action will be demonstrated, it is possible to present any available, appropriate and reasonable evidence for this situation (free review of evidence). Enel Distribución Perú chose to demonstrate that it was futile to prosecute these crimes through legal actions, presenting reports produced by specialized engineers, reports issued by the General Directorate of Electricity (DGE) of the Ministry of Energy and the Mines and by the Energy and Mining Investment Supervisor Authority (OSINERGMIN), the Peruvian electricity regulatory authority, demonstrating that there was no sense to go to the courts and prosecute a crime that would be futile because the perpetrators of the crime, the exact occurrence of theft, the specific place where it occurs and the amount stolen at each opportunity could not be identified. The TF has allowed this type of proof in case of theft in the distribution of water (an industry similar to the distribution of electricity) and has not indicated that a resolution issued by the Attorney General (Public Prosecutor’s Office) is the only admissible evidence demonstrating the futility of pursuing legal action in this case.

The proceedings have progressed as follows:

For the year 2006: The TF ruled against Enel Distribución Perú in the appeal, although it agreed with Enel Distribución Perú’s position on the merits of the disputed issue. Therefore, the TF upheld the defense after holding that Enel Distribución Perú did not demonstrate the amount of commercial losses attributable to theft. This finding stems from the fact that commercial energy loss is not exclusively composed of stolen energy, but also of energy lost due to other reasons, such as measurement errors, billing errors and errors in estimating physical losses. Due to the immediate enforceability of the TF judgment, Enel Distribución Perú paid the tax due in full to SUNAT amounting to a total of PEN14,517 million (US$4,034 million). Following a decision partially in favor of Enel Distribución Perú, in January 2017, both SUNAT and Enel Distribución Perú filed extraordinary appeals with the Supreme Court of Justice. In January 2018, Enel Distribución Perú was served with the decision dismissing its extraordinary appeal and upholding SUNAT’s extraordinary appeal. In November 2019, Enel Distribución Perú was served with the decision of the Supreme Court stating that the extraordinary appeal filed by SUNAT was founded, and, consequently, nullified the second instance judgment, and ordered that a new decision be issued. In August 2020, Enel Distribución Perú was notified of the judgment of the court which declared the subordinate claim founded and, consequently, ordered the return of the administrative file to SUNAT, so that it can determine, based on the existing evidence, the percentage of extraordinary losses due to theft of electricity. In that same month, the TF and SUNAT filed extraordinary appeals against the decision, which were submitted to the Supreme Court in September 2020.

For the years 2007 and 2008: Taking into account the result obtained in connection with the 2006 tax year, Enel Distribución Perú initiated a new defense strategy: (i) in theory, commercial energy losses may be composed of errors of measurement, billing and estimation of physical losses; (ii) since such losses are determined by “subtraction” (the energy that entered the system “minus” the energy supplied to customers and “minus” the physical loss of energy), commercial energy loss may actually be composed of such errors only in cases of under-measurement or under-invoicing or underestimation of physical losses; (iii) if there are no such errors, the amount shown as commercial energy loss is composed only of losses from theft, (iv) during the inspection, SUNAT reviewed both the billing and the physical loss report and neither challenged nor investigated them; therefore, in this respect, SUNAT cannot raise billing errors or errors in estimating physical losses as part of the commercial energy loss and (v) with respect to measurement errors, the margins for these types of errors are minimal as a business’s electrical energy distribution is regulated.

For the year 2007: Enel Distribución Perú presented evidence that a small amount of loss was attributable to under-measurement. At that time, commercial energy losses consisted mainly of theft (95%) and, to a lesser extent (5%), of measurement errors. Enel Distribución Perú presented an oral report and its arguments.

For the year 2008: Enel Distribución Perú presented evidence that demonstrated an excess of measurement. Therefore, commercial energy losses were only theft. In December 2019, Enel Distribución Perú received the TF’s ruling which rendered a partially favorable decision. In its decision, the TF (i) revoked and left without effect the position of the SUNAT related to the 2008 income tax; (ii) revoked the tax and fine assessments related to advance payments for the period March to December 2008; (iii) confirmed the tax and fine assessments related to the advance payments for the periods January and February 2008.

In August 2020, Enel Distribución Perú was notified that a contentious administrative lawsuit against the decision of the TF had been filed by SUNAT. In September 2020, Enel Distribución Perú answered the claims.

For the year 2009: SUNAT objected to the deduction of commercial energy losses, for the same reasons as in previous years. In November 2013, Enel Distribución Perú filed a claim in which, in addition to reiterating the reasons why the commercial loss of energy is deductible, provided evidence that demonstrated that the loss of commercial energy consisted mainly of theft (93%) and, to a lesser extent (7%), of measurement errors. In June 2014, SUNAT requested information on the details of the “standard energy loss” calculation. In July 2014, Enel Distribución Perú responded to the points requested by SUNAT. In August 2014, SUNAT served Enel Distribución Perú with the decision ruling on the latter’s claim. In that decision, SUNAT set aside the objection related to the standard loss of commercial energy, confirming the excess attributable to such amount. In September 2014, Enel Distribución Perú paid the debt it owed to SUNAT amounting to ThPEN 5,274 (ThUS$ 1,466), which amount includes default interest on account payments and fines, and filed an appeal with the TF. In July 2019, Enel Distribución Perú received the TF’s ruling which rendered an unfavorable decision against the company. In October 2018, Enel Distribución Perú filed a lawsuit against the TF ruling before the PJ, which was admitted by the court the same month. In December 2019, the PJ received the response to the claim from SUNAT and the TF, declared the process ready to proceed, set out the controversial points and admitted the evidence. In the same month, Enel Distribución Perú requested that a date be set for the oral report and requested a hearing. In July 2020, the oral report was scheduled for April 21, 2021.

For the year 2010: SUNAT only objected to the deduction of commercial energy losses corresponding to the excess of the standard commercial energy loss. In July 2015, Enel Distribución Perú paid the debt owed to SUNAT amounting to ThPEN 5,085 (ThUS$ 1,413) including taxes, interest on late payments and fines. A claim was filed with SUNAT. In April 2016, Enel Distribución Perú was notified of SUNAT’s decision, which maintained the objections, and an appeal was filed that same month. In January 2020, Enel Distribución Perú was notified of the TF’s decision that confirmed the position of SUNAT, which would not permit the deduction of the excess of the standard energy loss. In June 2020, Enel Distribución Perú presented a contentious administrative demand against the decision of the TF. In September 2020, the demand by the TF and SUNAT was considered answered.

For the year 2011: SUNAT also objected to the deduction of commercial energy losses corresponding to the excess of the standard commercial energy loss. In July 2016, Enel Distribución Perú paid the debt owed to SUNAT amounting to ThPEN 3,126 (ThUS$ 869), which amount includes default interest on account payments and fines. In September 2016, Enel Distribución Perú was served with tax assessments and fines. In October 2016, Enel Distribución Perú filed a claim against the taxes and fines. In June 2017, Enel Distribución Perú received SUNAT’s decision which maintained the objections raised. In July 2017, Enel Distribución Perú filed an appeal. In February 2020, Enel Distribución Perú was notified of the TF’s decision that confirmed the position of SUNAT, which would not permit the deduction of the excess of the standard energy loss.

In June 2020, Enel Distribución Perú filed a contentious administrative demand against the decision of the TF and was notified that the contentious administrative demand was admitted for processing, and it was transferred to the SUNAT and the TF for a period of 10 business days. In July 2020, the demand was considered answered. In August 2020, the case was declared ready to proceed, the controversial points were fixed and the evidence was admitted.

For the year 2014: SUNAT also objected to the deduction of commercial energy losses in excess of the standard commercial energy loss. It should be noted that Enel Distribución Perú paid the income tax associated with this expense, with the presentation of the original annual affidavit, which amounted to ThPEN 3,582 (ThUS$ 995). In January 2020, Enel Distribución Perú filed a claim against the tax assessment. In March 2020, Enel Distribución Perú submitted evidence and its brief, attaching additional supporting documentation.

Next steps are:

For the year 2006: Enel Distribución Perú is waiting for the Supreme Court to analyze the appeals presented.

For the year 2007: Enel Distribución Perú is waiting for the TF to issue the corresponding resolution.

For the year 2008: Enel Distribución Perú is waiting for the case to be declared ready to proceed, the controversial points to be fixed and the evidence to be admitted.

For the year 2009: Enel Distribución Perú is waiting for the oral report.

For the year 2010: Enel Distribución Perú is waiting for the case to be declared ready to proceed, the controversial points to be fixed and the evidence to be admitted.

For the year 2011: Enel Distribución Perú is waiting for SUNAT to submit the digital administrative file and for the court to set the date for the oral report.

For the year 2014: Enel Distribución Perú is waiting for the SUNAT to issue a resolution.

The total amount involved in these lawsuits is estimated at ThPEN 83,168 (ThUS$ 23,112).

10.	In 1997, Enel Generación Perú, Perené and Simsa entered into a joint venture agreement for the development of the Chimay and Yanango power plants, agreeing to a payment of US$13 million for Enel Generación Perú. In 1998, Enel Generación Perú signed a contract with its parent company, Generandes (now Enel Perú, after the merger with Generandes), for Enel Perú to provide supervision services for the construction of the power plants, agreeing to a payment of US$13 million for Enel Perú. In turn, Enel Perú entered into contracts with its shareholders, Entergy Perú and Conosur, transferring its commitments with Enel Generación Perú and agreeing to a payment of US$3 million for each party. SUNAT challenged this transaction (i) of Enel Generación Perú for the use of VAT as a tax credit that was surcharged by Enel Perú, and (ii) of Enel Perú for treating the expense as deductible from the company’s income tax and for the use of VAT as a tax credit that was surcharged by its shareholders. SUNAT’s position is that the transactions are not valid because Enel Perú and its shareholders are holding companies that have no personnel to provide such services. The supervision services were provided directly by Enel Generación Perú through its personnel. The TF has supported SUNAT’s position in resolutions issued in the Enel Generación Perú case and Enel Perú case. Taking this into consideration, Enel Perú expects that the PJ will issue a new decision, indicating that there are no costs and no revenues. According to this expected new determination, there would be a payment due in excess of Enel Perú’s income tax paid, and this excess would be offset with VAT, eliminating the contingency for this case.

The evolution of the proceeding is as follows:

After an adverse decision in the administrative process, Enel Perú paid SUNAT the tax owed of ThPEN 87,055 (ThUS$ 24,192) and filed a lawsuit against SUNAT and the TF. In September 2019, Enel Perú was notified of the ruling that declared the claim unfounded, except in a petition. In that same month, Enel Peru filed an appeal against the aforementioned ruling. In August 2020, Enel Perú was notified of the judgment of the appeals court that declared the judgment of the court void and ordered it to issue a new ruling.

The total amount involved for this lawsuit is ThPEN 87,055 (ThUS$ 24,192), which has been duly paid. The judicial file is pending again in the court for it to issue a new ruling.

11.	On July 5, 2016, Electroperú filed a request for arbitration against Enel Generación Perú due to disagreements regarding the interpretation of certain technical aspects (committed power, start date of the contract’s second stage, determination of the Base Gas Price) of an electric power supply contract entered into in 2003. The total amount of this arbitration is estimated at approximately PEN 136.66 million (US$ 41.2 million). At the same time, the dispute stems from claims by Enel Generación Perú against Electroperú for approximately US$18.5 million. Electroperú filed its claim on June 4, 2017 and Enel Generación Perú filed its answer to the claim and its counterclaim on August 4, 2017. On August 10, 2017, the arbitral panel notified Enel Generación Perú of the settlement of the arbitration expenses. On September 18, 2017, Electroperú filed its counter-argument to the answer to the claim and counterclaim that had been filed by Enel Generación Perú. On October 3, 2017, Electroperú filed its response to the counterclaim that had been filed by Enel Generación Perú. On November 2, 2017, Enel Generación Perú filed its answer to the response that had been filed by Electroperú. On November 17, 2017, Enel Generación Perú acknowledged proper service of the response to the counterclaim filed by Electroperú. On January 2, 2018, Enel Generación Perú filed its counter-response to the arguments made by Electroperú. Arbitration hearings were held on July 23, 24 and 25, 2018. On August 24, 2018, the parties filed their closing arguments. On August 20, 2019, the final arbitration award was rendered in which the majority of the arbitral panel decided: (i) in the first claim of Electroperú, Enel Generación Perú was ordered to pay Electroperú ThUS$41,289, plus interest; (ii) in the second claim of Electroperú, Enel Generación Perú was ordered to pay Electroperú PEN 49,229, plus interest; (iii) Enel Generación Perú’s counterclaim was deemed unfounded; and (iv) Enel Generación Perú must fully assume the costs of the arbitration proceeding and must reimburse Electroperú the amount of ThUS$ 589. On September 11, 2019, Enel Generación Perú submitted an appeal to the arbitral panel requesting (i) the exclusion of the arbitral award for Electroperú’s claims not contained in Electroperú’s arbitration demand and (ii) an interpretation of the arbitral award to remedy errors in motivation and assessment of the evidence. On October 9, 2019, the arbitral panel issued its decision on the appeal, rejecting it in its entirety. On November 6, 2019, Enel Generación Perú filed an appeal for annulment of the arbitration award before the Courts. On September 22, 2020, Enel Generación Perú was notified of the judicial resolution admitting for processing the aforementioned appeal for annulment. On September 1, 2020, Enel Generación Perú was notified of a judicial resolution that (i) admits for processing a demand for enforcement of the referred arbitration award filed by Electroperú and (ii) orders Enel Generación Perú to comply with the payment obligation contained in the award. On September 7, 2020, Enel Generación Perú submitted a written opposition to the aforementioned resolution to enforce the arbitration award.

Brazil:

Enel Distribución Ceará (Companhia Energética do Ceará S.A. or “Coelce”)

12.	The Public Prosecutor’s Office has filed a public civil action against Enel Distribución Ceará, Enel Generación Fortaleza and ANEEL (the Brazilian Electricity Regulatory Agency) alleging that a) the electric power purchase agreement (PPA) signed between Enel Distribución Ceará and Enel Generación Fortaleza (companies of the same economic group) was illegal, the price of the contracted energy being very high, with excessive costs in the final consumers’ tariff and b) the tariff review conducted by ANEEL since 2002 was wrong, since it took into consideration inaccurate data in the process. It is seeking the exclusion of these components from the tariff and the return of the sums unduly collected by the concessionaire. The PPA’s legality was confirmed at the judicial courts of first and second instances, but the tariff review process (item b) was held to be erroneous at these rulings. A special appeal filed by Enel Distribución Ceará is currently pending before the Superior Court of Justice. The amount involved in this lawsuit cannot be estimated.

13.	The Public Prosecutor’s Office for Labor Matters filed a public civil action against Enel Distribución Ceará alleging that the company was hiring third parties for the provision of final services (“outsourcing”), which was contrary to Brazilian law (Ruling 331 of the Brazilian Superior Labor Court), which allegedly only allows the provision of non-essential services by third parties. The Superior Labor Court issued a ruling declaring the outsourcing illegal. An appeal filed by Enel Distribución Ceará is currently pending trial by the Collective Bargaining Section (the reviewing section of the Superior Labor Court). Enel Distribución Ceará submitted a complaint to the Federal Supreme Court due to procedural irregularities (under the plenary reservation clause of the Federal Constitution), which was accepted by the court as a precautionary measure. The Federal Supreme Court ordered suspension of the ruling that prohibited the outsourcing of activities by Enel Distribución Ceará. The injunction is valid until the final resolution of the claim. The amount involved in this lawsuit cannot be estimated.

14.	Several rural electricity cooperatives have filed lawsuits to review the lease fee for the energy supply network in the rural area of the State of Ceará allegedly owned by them. Although Enel Distribución Ceará regularly pays the network lease fee to 13 rural electricity companies, a discussion on the ownership of these assets is pending decision, since they allegedly have already been directly replaced by Enel Distribución Ceará throughout the more than 30 years of these lease contracts.

o	Cooperativa de Eletrificação Rural do Vale do Acaraú (COPERVA) versus Companhia Energética do Ceará (Coelce): There is no preliminary injunction and there is still no first instance decision from the Ceará state court.

o	Cooperativa de Eletrificação Rural do Vale do Acaraú (COPERVA) versus Companhia Energética do Ceará (Coelce): The Court of Justice (court of second instance) ruled in favor of Enel Distribución Ceará, rejecting the request for lease review, and a special appeal was filed by COPERVA and is currently pending before the Superior Court of Justice (court of third instance). On November 5, 2018, the Superior Court of Justice rendered a single-judge decision on a special appeal filed by COPERVA and vacated the ruling on the clarification attachments requested. In summary, the ruling judge held that the decision by the Court of Justice failed to provide satisfactory clarification on the facts claimed in COPERVA’s clarification attachment petitions and declared a retrial to hear this appeal. Enel Distribución Ceará filed an appeal against this decision on December 3, 2018 with the Superior Court of Justice in order that an en-banc decision be rendered (since the ruling had been issued by a single judge), which is pending a decision. As of September 30, 2020, the amount involved in these two lawsuits was BRL 295.2 million (ThUS$ 52,334).

o	Cooperativa de Energia, Telefonia e Desenvolvimento Rural (COERCE) versus Companhia Energética do Ceará (Coelce): There is no preliminary injunction and there is still no first instance decision from the Ceará state court. As of September 30, 2020, the amount involved in this lawsuit was BRL 177.1 million (ThUS$ 31,397).

o	Cooperativa de Energia, Telefonia e Desenvolvimento Rural (COPERCA): versus Companhia Energética do Ceará (Coelce): On June 13, 2019, the judge in the Ceará state court issued a decision ordering the transfer of the claim to the Federal Courts, considering ANEEL’s interest in the claim, which transfer occurred on November 28, 2019. As of September 30, 2020, the amount involved in this lawsuit was BRL 153.8 million (ThUS$ 27,266).

15.	Fiação Nordeste do Brasil S/A (FINOBRASA), which has now been succeeded by Vicunha, filed a lawsuit against Enel Distribución Ceará claiming that the readjustment of electricity tariffs made through Decrees Nos. 38 and 45 (DNAEE) in February 1986 are illegal. It is seeking the declaration of illegality of the readjustments and an order that its effects be reflected in all subsequent readjustments and the return of amounts inappropriately collected. The Court of Justice (court of second instance) rendered a decision declaring the readjustment made in 1986 illegal, but it has rejected its reflection in the subsequent readjustments (cascade effect). A special appeal filed by FINOBRASA is currently pending before the Superior Court of Justice (court of third instance). As of September 30, 2020, the amount involved in this lawsuit was BRL 109.8 million (ThUS$ 19,466).

16.	Enel Distribución Ceará must apply the “pro rata” rule to calculate the amount of the tax on movement of goods and services (“ICMS”) deductible with respect to the total ICMS included in energy purchases. The rule stipulates that the percentage represented by the income taxed by ICMS over the total income (whether or not subject to ICMS) is deductible. For the purposes of its inclusion in the pro rata denominator, Enel Distribución Ceará’s position is that the untaxed income is the result of applying the energy’s final selling price (the price after deducting the State of Ceará subsidy for low-income consumers) and the Brazilian Tax Authority maintains that the untaxed income is the price of the normal tariff (without deducting the State of Ceará subsidy for low-income consumers). Due to the differences that arose in the interpretation of these laws, Enel Distribución Ceará has a total of 10 lawsuits covering the years 2005 to 2014. The company continues its defense in the administrative and judicial proceedings. As of September 30, 2020, the total amount involved in these lawsuits was estimated at BRL 245 million (ThUS$ 43,462).

17.	The State of Ceará issued assessments to Enel Distribución Ceará for the periods 2003, and from 2004 to 2014, since it considered that the ICMS for the acquisition of fixed assets had been incorrectly deducted. Enel Distribución Ceará has filed its administrative defenses in all administrative and judicial proceedings and is awaiting final decisions. As of September 30, 2020, the total amount involved in this lawsuit was estimated at BRL 207 million (ThUS$36,610).

Enel Distribución Goiás S.A. (formerly CELG Distribução S.A.)

18.	Several municipalities have filed lawsuits against Enel Distribución Goiás claiming that an agreement made with the State of Goiás and the Goiana Association of Municipalities (AGM) which provides for the direct transfer to Enel Distribución Goiás of ICMS amounts owed to the municipalities by the State of Goiás is illegal. The amount transferred were used to pay late electric bills. Enel Distribución Goiás responded that despite the potential illegality of the agreement, the amounts were effectively due and it would not be possible to return them to the municipalities. The Court of Justice of Goiás is divided and there is still no decision, which will only be rendered by the Superior Court of Justice (the court of third instance).

•	Municipality of Aparecida de Goiânia versus CELG Distribução S.A.: As of September 30, 2020, the amount involved in this lawsuit was ThBRL 600.6 (ThUS$ 106.48).

•	Municipality of Quirinópolis versus CELG Distribução S.A.: As of September 30, 2020, the amount involved in this lawsuit was ThBRL 321.0 (ThUS$ 56.91).

•	Municipality of Anápolis versus CELG Distribução S.A.: As of September 30, 2020, the amount involved in this lawsuit was ThBRL 309.1 (ThUS$ 54.8).

•	Municipality of Bela Vista de Goiás versus CELG Distribução S.A.: As of September 30, 2020, the amount involved in this lawsuit was ThBRL 101.2 (ThUS$ 17.94).

•	Municipality of Caiapônia versus CELG Distribução S.A.: As of September 30, 2020, the amount involved in this lawsuit was ThBRL 107.2 (ThUS$ 19.0).

•	Municipality of Cezarina versus CELG Distribução S.A.: As of September 30, 2020, the amount involved in this lawsuit was ThBRL 134.82 (ThUS$ 23.90).

19.	Enel Brasil S.A. and Enel Distribución Goiás have filed a security order against the tax authority of the State of Goiás so that the process for restitution of the amounts paid by Enel Distribución Goiás in relation to the claims guaranteed by Laws No. 17,555 (reimbursement for FUNAC) and 19,473 (reimbursement for ICMS – IVA Tax Credits) continues to occur normally. The judge previously rejected a request for an injunction. Enel Brasil and Enel Distribución Goiás have filed an appeal against the decision, which was accepted by the Court of Justice of the State of Goiás, suspending the application of the new law and upholding the validity of Laws No. 17,555 (FUNAC) and 19,473 (Tax Credits). The injunction was subsequently revoked by the Court, as the Court did not recognize the urgency that justified an injunctive measure. Enel Brasil S.A. and Enel Distribución Goiás have filed an appeal against the decision, arguing that the right to the guaranty is legal and contractual, and the actions of the State of Goiás with the goal of suspending the integral application of the laws are clearly illegal. There is no first instance decision. The amount involved in the lawsuit is indeterminate.

20.	Enel Brasil S.A and Enel Distribución Goiás have filed an ordinary action against the State of Goiás requesting that Law No. 20,468 and all its effects be suspended. In summary, Law No. 20,468 has completely revoked Law No. 19,473 (Tax Credits), which grants Enel Distribución Goiás, as an alternative to cash payment, the right to offset payments made by the company for litigation whose events arose before 2015 by means of ICMS (IVA) tax credits. The judge rejected the injunction request. Enel Brasil S.A. and Enel Distribución Goiás have filed an appeal against the decision, arguing that the repeal of Law No. 19,473 (Tax Credits) is unconstitutional, since the tax incentive provided in the Law was established in full conformity with applicable legislation and was characterized as an acquired right, which is inviolable in accordance with Article XXXVI of the Brazilian Constitution.

In addition to characterizing the acquired right, article 178 of the Brazilian Tax Code establishes the impossibility of revocation of a tax incentive granted by certain conditions, an understanding confirmed by a repeated statements of the Federal Supreme Court (Súmula STF 544). There has not been a decision in the first instance. The amount involved in the lawsuit is indeterminate.

21.	A union representing 513 employees of CELG (now Enel Distribución Goiás) filed a lawsuit for recognition of work (other than work contracted for) by electricians. In the lawsuit, the union affirmed that the electricians were carrying out the work of qualified professional electricians. The judge ruled against CELG and CELG has filed an appeal against that decision. The Regional Labor Court issued a decision, rejecting CELG’s appeal. CELG appealed to the Superior Labor Court, which also rejected the appeal. The judgment is in the enforcement stage, with a large divergence in the amounts discussed. Enel Distribución Goiás has paid BRL 36 million (ThUS$ 7,090). As of September 30, 2020, the (estimable) amount involved in the lawsuit was BRL 329.6 million (ThUS$ 58,432). The undetermined risk was identified through an analysis by an accountant.

22.	The Public Prosecutor’s Office for Labor Matters (“MPT”) filed a public civil action against Enel Distribución Goiás alleging that the company was hiring third parties for the provision of final services (“outsourcing”), contrary to Brazilian law (Ruling 331 of the Brazilian Superior Labor Court (“TST”)). In the court of first instance, the labor judge declared the sub-contracting legal. The Regional Labor Court (“TRT”), accepted the appeal filed by the MPT, reversed the decision of the labor judge in the court of first instance and has declared the sub-contracting illegal. Enel Distribución Goiás filed an appeal to the TST, which upheld the TRT decision. The decision was suspended by the Federal Supreme Court until judgment of the constitutional complaint discussing the matter in the Federal Supreme Court (“STF”). The amount involved in the lawsuit is indeterminate.

23.	A union representing 1,715 employees filed a lawsuit against Enel Distribución Goiás questioning the legal nature of "food aid". The legal issue is the inclusion of this benefit in the compensation of the employees who received it before the company's adhesion to the PAT (Food Program for Workers) in 2008. A judgment was issued ordering the Company to pay the difference (integration of food aid to compensation of employees prior to May 7, 2008). Enel Distribución Goiás's appeal was rejected by the Regional Labor Court of the 18th Region (Goiás). Enel Distribución Goiás has appealed to the Superior Labor Court, which was preliminarily rejected. Enel Distribución Goiás has filed clarification request against the decision, which is awaiting a resolution. As of September 30, 2020, the estimated amount involved in the lawsuit was BRL 211.518 million (ThUS$ 37,499).

24.	Enel Distribución Goiás was audited by the Brazilian Tax Authority due to its position on the exclusion of ICMS amounts from the Social Contributions base (PIS/COFINS). The company excluded the ICMS before a final decision was made, and consequently the Brazilian Tax Authority issued four assessments against Enel Distribución Goiás, arguing that exclusion was not permitted. In an unrelated case with precedential value, the decision by the Superior Court acknowledged that ICMS should not be part of the PIS and COFINS tax base. A judgment on an appeal to this decision filed by the Brazilian Tax Authority is still pending. In the specific case of Enel Distribución Goiás, the final decision by the court on the right of Enel Distribución Goiás not to include the ICMS in the Social Contributions base is pending. The company obtained a firm and definitive decision in annulment action for the cancellation of two records collected in fiscal execution. Because of that the Brazilian Tax Authority canceled a large part of the assessment, which was reduced from BRL$ 398,447 to BRL $ 12,799. The court of first judicial instance issued a ruling favorable to the company on the remaining value and a judgment is awaited from the court of second judicial instance. The other assessments remain suspended. As of September 30, 2020, the amount involved in this lawsuit (after taking into account the reduction) was BRL237 million (ThUS$ 41,934).

25.	In March 2017, the Federal Supreme Court of Brazil resolved a matter of general applicability, related to the calculation of PIS and COFINS taxes. The Federal Supreme Court confirmed the theory that the ICMS tax should not be part of the base for calculation of PIS and COFINS taxes; however, the Brazilian federal government filed an appeal, in order to determine the temporary effects and make some clarifications.

Enel Brasil’s subsidiaries in Brazil that were affected by the Federal Supreme Court decision filed legal actions to this effect in the respective Federal Regional Courts. During 2019, Enel Distribución Sao Paulo and Enel Distribución Ceará were notified of the final judgments issued by their respective Federal Regional Courts, recognizing their right to deduct the ICMS applied to their own operations from the base for calculation of PIS and COFINS taxes (for the periods between December 2003 and onwards for Enel Distribución Sao Paulo and May 2001 and onwards for Enel Distribución Ceará).

Considering various internal analyses and the advice of legal advisors, as well as the best available estimates, Enel Distribución Sao Paulo and Enel Distribución Ceará recognized assets amounting to BRL 7,142,863,858 (ThUS$ 1,265,312) and BRL 1,391,874,349 (ThUS$ 246,562), respectively, as of September 30, 2020. As the overpayment of PIS and COFINS taxes was passed on to end customers at the time, simultaneously with the recognition of these taxes to be recovered, Enel Brasil’s subsidiaries have recognized a liability of a regulatory nature for the same amounts indicated above, net of any costs incurred or to be incurred by the companies in these legal proceedings. These liabilities represent the obligation to refund to the end customers the taxes that are recovered.

The Group will adopt tax credit recovery procedures in accordance with legal requirements. The transfer to end customers will depend on the effective use of the tax credit by the companies and will be carried out in accordance with the regulations of the Brazilian Electricity Regulatory Agency (ANEEL).

The legal actions filed by Enel Brasil’s subsidiaries, Enel Distribución Rio and Enel Distribución Goias, are also still pending a final ruling by their respective Federal Regional Courts.

It is important to note that the “Program for Social Integration” (PIS) and the “Contribution for the Financing of Social Security” (COFINS) are federal contributions paid by companies in Brazil intended to finance programs for employees, public health, social assistance, and social security applied to the gross income of the companies. The “tax on movement of goods and services” (ICMS) is a state value-added tax (VAT) in Brazil, applied to the sale of telecommunications and transportation goods and services.

Enel Distribución Río (Ampla Energia e Serviços S.A.)

26.	Companhia Brasileira de Antibióticos (CIBRAN) has filed several lawsuits against Enel Distribución Río seeking compensation for energy supply failures in the years 1987 to 1994 and 1995 to 1999.

•	CIBRAN versus Ampla Energia e Serviços S.A. (1995-1999). The Court of Justice of the State of Río de Janeiro (the court of second instance) ruled in Enel Distribución Río’s favor, dismissing the claim for compensation. On June 19, 2020, a decision was issued that rejected the "grievance" in a special appeal filed by CIBRAN against the court ruling and CIBRAN filed a new appeal. The amount involved in this lawsuit is indeterminate, as it will be determined by an expert at the end of the lawsuit.

•	CIBRAN versus. Ampla Energia e Serviços S.A. (1987-1994). The court of first instance ruled against Enel Distribución Río, which Enel Distribución Río appealed. On November 6, 2019, the Court of Justice of the State of Río de Janeiro issued a ruling upholding Enel Distribución Río’s appeal and rejecting all CIBRAN’s requests. CIBRAN opposed the ruling and a petition for clarification of the decision is currently pending. As of September 30, 2020, the amount involved in this lawsuit was BRL 541.1 million (ThUS$ 95,928).

27.	Indústria de Papel e Embalagens S.A. (CIBRAPEL) filed a lawsuit against Enel Distribución Río seeking compensation due to energy supply failures. A final decision was rendered against Enel Distribución Río. The expert opinion fixed the compensation at BRL21.5 million, but the amount has been challenged by Enel Distribución Río, and the appeal is pending resolution. As of September 30, 2020, the amount involved in the lawsuit was BRL 227.9 million (ThUS$ 40,403).

28.	The Niterói Workers Union filed a labor claim against Enel Distribución Río demanding the payment of a 26.05% wage differential from February 1989, by virtue of the Economic Plan instituted by Decree Law No. 2,335/87. Enel Distribución Río lost all of the preceding court instances, and an extraordinary appeal filed by Enel Distribución Río is currently pending before the Federal Supreme Court. In parallel, 583 former employees filed 223 lawsuits for enforcement of the judgment against Enel Distribución Río. As of September 30, 2020, the amount involved in the lawsuit was BRL 115.0 million (ThUS$ 20,388).

29.	The Brazilian Tax Authority served a notice of violation in 2003 against Enel Distribución Río to collect alleged COFINS tax deficiencies for the period from December 2001 until March 2002. After adverse rulings in the courts of first and second instance, Enel Distribución Río filed an extraordinary appeal with the Federal Supreme Court and received an unfavorable decision. Enel Distribución Río submitted a new appeal to the Federal Supreme Court. The appeal was decided against the company. Furthermore, in the view of the Court's judges, the appeal filed was intended to cause a delay in the end of the litigation and, therefore, they applied a penalty of 5% on the value of the tax deficiency. The company filed an appeal to annul the fine applied and is awaiting a ruling. As of September 30, 2020, the amount of the COFINS tax owed amounts to BRL 170.8 million (ThUS$ 30,263) and the fine amounts to BRL 8.5 million (ThUS$ 1,513).

30.	In 2005, the Brazilian Tax Authority notified Enel Distribución Río on the non-applicability of the special tax treatment that had reduced to zero the withholding tax rate on interest paid abroad on the Fixed Rate Notes (FRN) issued by the company in 1998. Enel Distribución Río is still litigating this issue in the judicial court of the first instance. As of September 30, 2020, the total amount of this dispute is estimated at BRL 1,312 million (ThUS$ 232,429).

31.	The State of Río de Janeiro levied a tax assessment against Enel Distribución Río for the periods from 1996 to 1999 and from 2007 to 2017, since it was of the opinion that the ICMS recorded on the acquisition of fixed assets had been incorrectly deducted. Enel Distribución Río filed its administrative and judicial defenses in all proceedings. Part of the administrative proceeding and the judicial proceedings await final decisions. As of September 30, 2020,, the total amount involved in this lawsuit was estimated at BRL 131 million (ThUS$ 23,000).

Enel Distribución Sao Paulo (formerly known as Eletropaulo)

32.	Eletropaulo filed an action seeking the annulment of ANEEL’s administrative decision, which determined the retroactive exclusion of the tariffs applied by Eletropaulo before the date of its third periodic review, with the refund of sums associated with a possibly non-existent network and rejected a subsidiary request (made by Eletropaulo) for inclusion of other existing service assets (network), but not recorded in the company’s remuneration base. There is no first instance decision and the lawsuit is in its initial phase. As of September 30, 2020, the amount involved in the lawsuit was BRL 1,015.9 million (ThUS$ 180,102).

33.	The São Paulo electric power industry workers’ union filed 5 class-actions seeking the payment of hazard allowance for all employees (except management positions) of Eletropaulo located in the Barueri office until the decommissioning of the generating unit that was in the attic (below the heliport), during the period from February 2012 to February 2016, the time of the decommissioning of the generator unit and its installation outside the building. On July 11, 2019, a decision favorable to Eletropaulo was issued. The union has appealed to the court, which was rejected on August 13, 2020. As of September 30, 2020, the amount involved in the lawsuit was BRL 128.0 million (ThUS$ 22,692).

34.	The Federal Public Prosecutor’s Office (MPF) has filed a public civil action against Eletropaulo and ANEEL seeking to block the inclusion in consumers’ tariffs of amounts contracted with affiliated parties (AES Tietê, at that time) and the reimbursement of double the amounts already collected. The court ruled in Eletropaulo’s favor, rejecting the actions, but the Federal Regional Court (TRF) admitted the MPF’s appeal and overturned the decision. An Eletropaulo appeal against the TRF’s decision is currently pending in the Superior Court of Justice. As of September 30, 2020, the amount involved in this lawsuit cannot be estimated.

35.	The Public Prosecutor’s Office for Labor Matters filed a public civil action against Eletropaulo alleging that the company was hiring third parties for the provision of final services (“outsourcing”), which is contrary to Brazilian law (Ruling 331 of the Brazilian Superior Labor Court), which allegedly only allows the provision of non-essential services by third parties. On April 5, 2019, the judge issued a judgment in which he rejected (i) the request for a declaration of the existence of outsourcing fraud and (ii) a link between the employees of the suppliers with Eletropaulo, nevertheless, the judgment has ordered Eletropaulo to pay compensation for collective punitive damages in an amount of BRL5 million (ThUS$ 886.4), and to align remuneration between Eletropaulo’s own employees and the suppliers’ employees, with a fine of BRL1 million for non-compliance. Eletropaulo will appeal the judgment. As of September 30, 2020, the amount involved in this lawsuit cannot be estimated.

36.	Eletropaulo filed a complaint requesting a declaration that the amounts of COFINS paid by the company were paid in accordance with the rules of the Amnesty Program of the Brazilian Federal Government (reduction of fines and interest) created in 1999. The complaint was filed by the company in September 1999. Following the decision in the court of second instance that decided partly in its favor regarding the principal amount, interest and fine, in April 2018, the company filed appeals with the Superior Court of Justice and the Federal Supreme Court which are currently pending. Of the total amount of BRL 810 million (ThUS$ 143,643) involved, BRL 162 million (ThUS$ 28,728) comprise the attorneys’ fees (20%) paid by the Federal Tax Authority. The balance of BRL 648 million is related to the capital (tax) paid with amnesty benefits and the possibility of loss with respect to this portion is remote. As of September 30, 2020, the amount of possible loss involved in the litigation is BRL 162 million (ThUS$ 28,728).

37.	In May 2008, the Brazilian Tax Authority filed a lawsuit against Eletropaulo seeking payment of the PIS (Social Integration Program) tax, corresponding to the rate increase for the period from March 1996 to December 1998. After unfavorable rulings in the courts of first and second instances with respect to statute of limitation claims and not on the merits, Eletropaulo filed appeals with the Superior Court of Justice and the Federal Supreme Court. The amounts subject to dispute have been covered by a bank guarantee. In the latter regard, while awaiting the outcome of this proceeding, the Attorney General of the Department of the National Treasury of Brazil requested the replacement of the bank guarantee letter with a legal deposit. This request was rejected and the Attorney General’s Office appealed this decision. In June 2019, the court of second instance upheld the Attorney General’s appeal. In view of the decision, the company made a judicial deposit in the amount involved and, in opposition to the decision, filed a petition for clarification of the decision which is currently pending. As of September 30, 2020, the amount involved in this lawsuit was BRL 243 million (ThUS$ 43,100).

38.	In accordance with a final decision issued after a trial, Eletropaulo was granted the right to offset claims for FINSOCIAL (the social contribution system established in March 1992 before COFINS) related to amounts paid from September 1989 to March 1992. However, due to differences in the calculation of the credits stipulated by the Brazilian Federal Tax Authority, part of the offsets requested by the company were not accepted and were determined to be due by the Tax Authority. Following a decision unfavorable to the company in the court of first instance, the company appealed this decision and this appeal is pending before the administrative court of second instance. As of September 30, 2020, the amount involved in this lawsuit was BRL 225 million (ThUS$ 40,020).

39.	The Brazilian Federal Tax Authority issued a tax assessment to Eletropaulo, based on the alleged non-payment of Personal Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL) for the 2001 and 2002 fiscal years, because the company allegedly deducted integrated amounts paid to its pension fund from both the IRPJ and the CSLL, when the specific regulation establishes a 20% limit for such deductions. After the unfavorable final ruling in the administrative procedure in October 2017, the dispute was submitted to the courts of law. In June 2019, a ruling favorable to Eletropaulo was issued in the court of first instance for re-adjudication of the company’s appeal in the Administrative Court. The Attorney General’s Office appealed this decision. As of September 30, 2020, the amount involved in this lawsuit was BRL 173 million (ThUS$ 30,650).

40.	The Tax Authority issued a tax assessment to Eletropaulo which rejected the offset related to the credits of the PIS originated by legislative changes introduced by Decrees 2,445 and 2,449/1988, which were declared unconstitutional by the Federal Supreme Court, that were offset against other federal taxes due in April and May 2013. The company filed its defense in September 2014. In January 2019, following a partially favorable ruling in the court of first instance, the company filed an appeal, which is pending before the Administrative Court of the second administrative instance. As of September 30, 2020, the amount involved in this lawsuit was BRL 158 million (ThUS$ 28,160).

41.	Eletropaulo filed a lawsuit seeking recognition of the right to offset the total tax credits resulting from Eletropaulo’s division against the Social Contribution on Net Profit (CSLL). Favorable rulings were issued in the courts of first and second instance. In May 2017, the Tax Authority filed an interlocutory appeal with the Superior Court of Justice, which is pending. As of September 30, 2020, the amount involved in the lawsuit was BRL 153 million (ThUS$ 27,158).

42.	In July 2000, Eletropaulo filed a lawsuit seeking the recognition of credits arising from improper payments of PIS made pursuant to Decrees 2,445 and 2,449/1988, which were declared unconstitutional by the Federal Supreme Court. In May 2012, a final decision was issued in favor of the company recognizing the right to the credits. However, tax assessments were made on Eletropaulo by the Federal Tax Authority because the offsets were rejected due to the fact that they had been made before the legal action had ended, using federal tax debits in addition to PIS. The company claims that the offsets were made on the basis of the favorable court ruling and that the adopted procedure was correct. After unfavorable decisions were rendered in the court of first instance, the company filed appeals with the court of second instance. As of September 30, 2020, the amount involved in the lawsuit was BRL 658 million (ThUS$ 116,604).

43.	Eletropaulo filed a complaint against the tax assessment issued by the Tax Authority of the Municipality of São Paulo, seeking payment of the Public Lighting Contribution (COSIP) related to the period from March 2011 to December 2015. These tax assessments are based on the alleged irregularities attributed to the company: (i) incorrect classification of customers, (ii) illegally applied tax exemption, and (iii) non-payment of the penalty for non-payment of late contribution payments. In July 2018, the court of first instance rendered a decision partially favorable to the company that limited the interest charged by the Tax Authority to the Brazilian preferential rate (“SELIC”). Both parties filed appeals against this decision. In July 2019, a decision partially favorable to the company was issued, affirming the court of first instance’s decision. Given the Court of São Paulo’s recognition of the need for presentation of evidence, the company understood it was more appropriate to withdraw from the dispute in this litigation (which by its nature does not allow the procedural phase of evidence) and to file a new legal action. As of September 30, 2020, the amount involved in the lawsuit was BRL 140 (ThUS$ 24,841).

44.	The Tax Authority of the State of São Paulo issued five tax assessments seeking payment of ICMS due to allegedly invalid setoffs in which the company used assigned credits in the acquisition of fixed assets, and which the Tax Authority believed was not appropriate. In 2019, the Tax Authority of the State of São Paulo issued a new assessment. The company filed its administrative defenses in all the administrative procedures and is awaiting the final decisions. The company’s administrative defenses were presented to the court of first administrative instance, which are awaiting judgment. As of September 30, 2020, the amounts involved in the lawsuits were BRL128 million (ThUS$ 22,707)

45.	Eletropaulo filed a complaint against Federal Decree No. 8,426/2015, which reinstated the PIS/PASEP and COFINS taxes on financial income earned by companies subject to the non-cumulative PIS/PASEP and COFINS regime, at a rate of 4.65%, as of July 1, 2015. The status of the litigation is that unfavorable decisions were rendered in the court of first instance (November 2015) and at the court of second judicial instance (August 2017). In December 2017, the company filed appeals with the Superior Court of Justice and the Federal Supreme Court, with the rulings currently pending. As of September 30, 2020, the amount involved in this lawsuit was BRL 140 million (ThUS$ 24,836).

46.	Eletropaulo filed a complaint claiming the right not to consider in its bases of calculation of Personal Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL), the amounts related to interest derived from the delay in fulfilling contractual obligations on the part of third parties that maintain contractual relations of any type with the company (interest as an advance valuation of damages). In March 2012, the court of first instance issued a decision favorable to Eletropaulo. The Federal Tax Authority appealed this decision and the appeal is awaiting decision. Since the decision of the court of first instance was rendered, the company has not paid the disputed taxes to the federal government. As of September 30, 2020, the amount involved in this lawsuit was BRL 71 million (ThUS$ 12,606).

47.	Eletropaulo filed lawsuits against several tax assessments issued by the Tax Authority of the State of São Paulo claiming the payment of ICMS due to alleged irregularities in the debt reversal transactions. The company is presently challenging five tax assessments, for which final decisions are pending. As of September 30, 2020, the amount involved in this lawsuit was BRL 139 million (ThUS$ 24,793).

48.	The Brazilian Federal Tax Authority issued tax assessments to Eletropaulo based on the alleged non-payment of PIS/PASEP and COFINS taxes for the period from 2013 to 2015, arising from the disallowance of credits assigned in the acquisition of goods and services. The company presented its defenses in two administrative proceedings and is awaiting final decisions. As of September 30, 2020, the amount involved in this proceeding was BRL 83 million (ThUS$ 14,715).

Enel CIEN S.A.

49.	Enel CIEN is an Enel Américas Group transmission company in Brazil. Its network connects the electrical system of Brazil and Argentina. Enel CIEN has signed contracts with two Brazilian companies (Furnas and Tractebel Energia S.A.) for the purchase and sale of energy with firm power and associated energy from Argentina. In 2005, due to the energy and economic crisis in Argentina, it was no longer possible to fulfil the terms of the contract. The two companies have filed actions for declaration of contractual termination, imposition of contractual penalties and claims for compensation (not estimable to date).

•	Furnas versus Enel CIEN S.A. The court of first instance issued a decision favorable to Enel CIEN and the decision is now final.

•	Tractebel Energia S.A. versus Enel CIEN S.A. There is no injunction and there is still no first instance decision. The case is currently in the production of evidence stage (expert opinions). As of September 30, 2020, the amount involved in this lawsuit was BRL 469.3 million (ThUS$ 83,199).

Enel Generación Fortaleza S.A. (formerly Central Geradora Termoelétrica Fortaleza S.A. or “CGTF”)

50.	Petróleo Brasileiro S.A (Petrobrás) has notified Enel Generación Fortaleza of its intention to terminate the gas supply contract signed in 2003 (within the scope of the Brazilian government’s thermoelectric priority program) based on an alleged economic-financial imbalance. Enel Generación Fortaleza alleges that the contractual conditions of the gas supply are “guaranteed” by the Brazilian government and that the power generation by Enel Generación Fortaleza and other generation companies linked in this program guarantee the energy supply for the country. Since the beginning of this dispute, gas supply has been suspended at some points and later restored by a court order (the most recent ruling in effect since December 10, 2018). In addition, the issue of the forum for the dispute, either the legal system or arbitration, has not yet been resolved. The lawsuit is still at its initial stage and the production of evidence has not begun. On August 28, 2020, the parties signed an agreement to dismiss the existing arbitration and lawsuit. The arbitration was formally terminated on September 5, 2020 and the lawsuit is awaiting dismissal by the judge. The amount involved in this proceeding cannot be estimated.

51.	In February 2007, the Brazilian Tax Authority sent Enel Generación Fortaleza an assessment for PIS/COFINS taxes for the periods December 2003 and February 2004 to November 2004, regarding alleged differences between the amounts declared in the annual return (where PIS/COFINS amounts were reported under the non-cumulative regime) and the amounts declared in the monthly return (where the amounts due under the old cumulative regime were reported). After a ruling was rendered by the court of third administrative instance against Enel Generación Fortaleza, the company filed a plea for clarification, and the decision was unfavorable. In the judicial action for recovery, Enel Generación Fortaleza presented a guarantee and filed its defense within the legal deadline. As of September 30, 2020, the total amount involved in this lawsuit was estimated at BRL 94 million (ThUS$ 16,702).

Enel Brasil S.A.

52.	In 2014, the Brazilian Tax Authority issued an assessment to Enel Brasil claiming violations in the collection of income tax on dividends allegedly distributed in an amount larger than owed in 2009 and 2010. After adverse rulings at the first and second administrative instances, the company appealed to the third administrative level (special body) and the decision was unfavorable. Enel Brasil appealed to the judiciary and the interim decision was unfavorable. The company appealed to the court of second instance but the decision was also unfavorable. The company presented a guarantee in the collection lawsuit and it was accepted. The company is awaiting a summons to file its defense. As of September 30, 2020, the total amount in this lawsuit was estimated at BRL 357 million (ThUS$ 63,172).

In relation to the litigation described above, the Group has made provisions for ThUS$ 168,703 as of September 30, 2020 (see Note 25). There are other litigations that also have associated provisions but are not described in this note as they individually represent smaller amounts, the management considers that the provisions recorded adequately cover the risks due to litigation and arbitration, so they do not expect any additional liabilities to be incurred from those already recorded.

35.4	Financial restrictions.

Various debt contracts of the Company, and of some of its subsidiaries include the obligation to comply with certain financial ratios, habitual in contracts of this nature. There are also affirmative and negative covenants that require monitoring of these commitments. In addition, there are restrictions in the sections of events of default that must be fulfilled to avoid acceleration of the debt.

Cross Default

Some of the financial debt contracts of the Company contain cross default clauses. Under Enel Américas' bank loan agreement under the law of the State of New York, executed in February 2018 and maturing in February 2021, the cross default clause for non-payment could be triggered by another debt of Enel Américas on a stand-alone basis or of a ”Significant Subsidiary” (as defined contractually). In order for this loan to qualify for a possible acceleration under the cross-payment default provision the amount in default of other indebtedness, individually or in the aggregate must exceed US$150 million, or its equivalent in other currencies. Other conditions must also be satisfied, including the expiration of any applicable grace periods and a formal notice of the intention to accelerate the debt by creditors representing more than two thirds of the amount owed or committed. As of September 30, 2020, the amount owed in connection with this loan was ThUS$ 562,924.

In the revolving credit contract of Enel Américas under the laws of the State of New York, signed in May 2020 and which expires in May 2021, the cross default for non-payment could be triggered by another debt of Enel Américas at an individual level. In order to produce the acceleration of the debt in this loan due to the cross default originated in other debts, the amount in default of the individual debt must exceed US$ 150 million or its equivalent in other currencies, and in addition other additional conditions must be fulfilled, including expiration of grace periods (if any exist in the contract that is not in compliance), and the formal notification of the intention to accelerate the debt by the creditors that represent more than 50% of the amount owed or committed. As of September 30, 2020, the amount owed on this loan totals ThUS$ 150,202.

A substantial part of the bonds of Enel Américas registered with the Securities and Exchange Commission (“SEC”) of the United States of America, commonly called “Yankee Bonds”, incorporate cross default clauses in case of non-payment. In the case of the Yankee Bonds issued in 2016 maturing in October 2026, the cross default could be triggered by another debt of Enel Américas at an individual level, or that of any “Significant Subsidiary” (as contractually defined), for any amount in default, as long as the principal of the debt that originates the cross default exceeds US$ 150 million, or its equivalent in other currencies. As of September 30, 2020, the amount owed for this bond totals ThUS$ 597,307.

In addition, in the Yankee Bond issued in 1996, maturing in December 2026, the cross default can only be triggered by another debt of Enel Américas at an individual level, therefore, bankruptcy or insolvency events of subsidiaries abroad would not trigger the cross default. For this, there needs to be an amount in default with principal of the debt that originates the cross default, in excess of US$ 30 million, or its equivalent in other currencies. As of September 30, 2020, the amount owed for the concept of this Yankee Bond totals ThUS$ 877.

In both cases the acceleration of the debt due to cross default is not automatic, it must be required by the holders of at least 25% of the bonds of a certain series of Yankee Bonds.

The Company’s bonds issued in Chile state that the cross-payment default provision can be triggered only by the default of the issuer, either on a stand-alone or on an aggregate basis, when the amount in default exceeds 3% of total consolidated assets. Debt acceleration requires the agreement of at least 50% of the bondholders of the specific series. As of September 30, 2020, the outstanding amount for the Chilean bonds was ThUS$ 12,716.

Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that the Company is obliged to meet at certain periods of time (quarterly, annually, etc.) and in some cases only when certain conditions are met. Most of the financial covenants of the Company limit leverage and track the ability to generate cash flow that will service the companies’ indebtedness. Certain companies are also required to periodically certify these covenants. The types of covenants and their respective limits vary according to the type of debt and contract.

The Series B2 Chilean bonds of the Company include the following financial covenants, whose definitions and calculation formulas are set out in the respective contract:

-	Consolidated Equity: Minimum Equity of Ch$697,545 million must be maintained, a limit adjusted at the end of each year as established in the indenture. Equity is defined as the sum of Equity attributable to the shareholders of Enel Américas and non-controlling interests. As of September 30, 2020, the Company’s equity was Ch$7,629,042 million (at the closing exchange rate).

-	Debt to Equity Ratio: A debt to equity ratio, defined as Total liabilities to equity, shall not exceed 2.24. Total liabilities are the sum of Total current and non-current liabilities, while Equity is the sum of Equity attributable to the shareholders of Enel Américas and non-controlling interests. As of September 30, 2020, the debt to equity ratio was 1.55.

-	Unsecured Assets: The ratio of Unsecured assets to Unsecured total liabilities must be equal or higher than 1. Total Unsecured or free assets is the difference between Total assets and Total secured assets. Total unsecured or free assets consists of Total Assets less the sum of Cash, Bank balances, Current accounts receivable from related parties, Current payments in advance, Non-current accounts receivable from related entities, and Gross identifiable intangible assets, while Total secured assets correspond to assets pledged as collateral. On the other hand, Total unsecured liabilities consist of the sum of Total current liabilities and Total non-current liabilities, less liabilities secured by direct and indirect guarantees. As of September 30, 2020, this ratio was 1.29.

On the other hand, the “Yankee Bonds” and any other debt of Enel Américas at an individual level, are not subject to compliance with financial covenants.

As of September 30, 2020, the most restrictive financial covenant of Enel Américas was the Ratio of Assets susceptible to be pledged as collaterals for the local Series B2 bond.

In Perú, the debt of Enel Distribución Perú includes the following covenant:

-	Local bonds of the fourth program, whose balance pending payment as of September 30, 2020 amounted to ThUS$ 64,995 and whose last maturity is in January 2033, include the Indebtedness Ratio covenant, calculated as Total Liabilities less Deferred Liabilities and Cash over Equity.

On the other hand, the debt of Enel Generación Perú includes the following covenants:

-	Local bonds, whose balance pending payment as of September 30, 2020 amounted to ThUS$ 17,184 and whose last maturity is in January 2028, include the Indebtedness Ratio covenant, calculated as Financial Debt less Cash over Net Equity.

In Brazil, the debt of Enel Distribución Río includes the following covenants:

-	Ninth and tenth issuance of local bonds, whose balance pending payment as of September 30, 2020 amounted to ThUS$ 284,085 and whose maturity is in March 2024, include Debt Payment Capacity covenants, calculated as Net Financial Debt over EBITDA.

-	Loans from Banco Nacional De Desenvolvimento (“BNDES”), whose balance pending payment as of September 30, 2020 amounted to ThUS$ 3,928 and expiration is in May 2023, include the following covenants, in which their definitions vary according to the contract with BNDES: Debt Payment Capacity, calculated as Net Financial Debt over EBITDA and Net Financial Debt Ratio over the sum of Net Financial Debt and Net Equity.

-	Bank loans from Banco Citibank, Itaú, and Scotiabank, whose balances pending payment as of September 30, 2020 amounted to ThUS$ 172,881 and whose last expiration is in July 2021, include Debt Payment Capacity covenants, calculated as Net Financial Debt over EBITDA and the Itaú loan includes Indebtedness Ratio, calculated as Net Financial Debt over the sum of the Net Financial Debt and Net Equity.

-	As of September 30, 2020, the most restrictive financial covenant of Enel Distribución Río was the Indebtedness Ratio, contained in the loans with Citibank, Itaú and Scotiabank, and local bonds.

Additionally, in Brazil, the debt of Enel Distribución Ceará includes the following covenants:

-	Loans with Electrobrás, whose balances pending payment as of September 30, 2020 amounted to ThUS$ 1,728 and whose last expiration is in October 2023, include the Debt Payment Capacity covenant, calculated as Total Net Debt over EBITDA.

-	Loans with BNDES, whose balances pending payment as of September 30, 2020 amounted to ThUS$ 2,022 and whose last expiration is in June 2023, include the Debt Payment Capacity covenants, calculated as Total Net Debt over Company EBITDA, and Indebtedness Ratio, calculated as Total Net Debt over the sum of Total Net Debt and Net Equity.

-	Fifth issuance, sixth issuance, seventh issuance of local bonds and loans with MUFG Bank, and Scotiabank, whose balances pending payment as of September 30, 2020 amounted to ThUS$ 378,164 and whose last expiration is in June 2025, including the Debt Payment Capacity covenant, calculated as Total Net Debt over EBITDA.

-	Loan with BNP Paribas, whose balance pending payment as of September 30, 2020 amounted to ThUS$ 71,863 and whose expiration is in December 2020, includes the Debt Payment Capacity covenant, calculated as Total Net Debt over Company EBITDA.

-	As of September 30, 2020, the most restrictive covenant of Enel Distribución Ceará was Debt Ratio/EBITDA corresponding to the loan with BNP.

Additionally, in Brazil, the debt of Enel Distribución Sao Paulo includes the following covenants:

-	23rd and 24th issuance of local bonds and loans with MUFG Bank, Scotiabank, and BNP whose balances pending payment as of September 30, 2020 amounted to ThUS$ 811,730 and whose last maturity is in May 2026, include the Debt Payment Capacity covenant, calculated as Total Net Debt over EBITDA.

-	As of September 30, 2020, the most restrictive covenant of Enel Distribución Sao Paulo was the Debt Ratio/EBITDA of the 24th issuance of local and Scotiabank bonds.

Additionally, in Brazil, the debt of Enel Distribución Goiás, includes the following covenant:

-	Loan with Citibank, whose balance pending payment as of September 30, 2020 amounted to ThUS$ 145,636 and whose expiration is in January 2021, includes the Debt Payment Capacity covenant, calculated as Total Net Debt over EBITDA.

Finally, in Brazil, the debt of Enel Green Power Volta Grande includes the following covenant:

-	1st issuance of local bonds, whose balance pending payment as of September 30, 2020 amounted to ThUS$ 146,053 and whose last maturity is in October 2029, includes the Debt Payment Capacity covenant, calculated as Total Net Debt over EBITDA.

In Colombia, the debt of Codensa S.A. (“Codensa”), includes the following covenant:

-	Bank loan with MUFG Bank, whose balance pending payment as of September 30, 2020 amounted to ThUS$ 105,167 and whose expiration is in May 2021, includes the Debt Payment Capacity covenant, calculated as Total Net Debt over EBITDA.

The rest of the subsidiaries not mentioned in this Note are not subject to compliance with financial covenants.

Lastly, in most of the contracts, acceleration of the debt due to non-compliance with these covenants is not automatic, and certain conditions must be met, such as expiration of the deadlines for curing them, among other conditions.

As of September 30, 2020, none of the subsidiaries of Enel Américas was in non-compliance with its financial obligations summarized herein, or other financial obligations whose non-compliance might originate the early expiration of their financial commitments.

35.5	COVID-19 contingency

On January 30, 2020, the World Health Organization (WHO) declared the outbreak of the new coronavirus 2019, or COVID-19, to be a "Public Health Emergency of International Concern". On March 11, 2020, the WHO confirmed that the outbreak of COVID-19 had reached the level of a pandemic, which could significantly affect all the countries in which the Group operates, as well as the Group’s trade partners within and outside these countries.

To address this international public health emergency due to COVID-19, the governments of all the countries in which Group operates, have adopted various contention measures, essentially destined to restricting free movement of individuals, which include quarantines, social isolation, temporary closure of companies and businesses, among other measures. Governments have also taken measures to preserve access to essential services such as water and electricity during the health emergency, especially directed to residential customers with lower income, small and medium sized companies and institutions that provide other essential services such as health establishments.

These measures refer basically to the temporary suspension of disconnection of electricity supply due to lack of payment and deferral of the payment of electricity bills for a certain number of months, without interest or penalties charged to customers. In this sense, the Group issued guidelines destined to guarantee compliance with the measures introduced by the governments of the countries in which Group operates and has taken a number of actions to adopt the most adequate procedures to prevent and/or mitigate the effects of COVID-19 infection in the workplace, and at the same time guaranteeing continuity of the business.

The above has been possible mainly due to:

•	The use of telework for all employees whose jobs can be performed remotely (50% of the staff), this work mode was introduced in the Group a few years ago, which thanks to digitalization investments, allows work to be performed remotely with the same level of efficiency and effectiveness;

•	Digitalization of processes and infrastructure, which ensure the normal operation of our generation assets, continuity of the electrical service and remote management of all activities related to the market and customer relations.

All the company’s efforts continue to focus on guaranteeing the correct and safe operation of our businesses, while at the same time safeguarding the health and safety of our collaborators and helping the community with various solidary measures.

In relation to the degree of uncertainty generated in the macroeconomic and financial environment in which the Group operates and their effect on the Company’s income as of September 30, 2020, these are fundamentally related to an increase in the impairment loss on trade accounts (see Note 3.g.3 and 10.c).

35.6	Other Information

Enel Generación Costanera S.A. - Enel Generación El Chocón S.A. – Central Dock Sud S.A.

Central Vuelta de Obligado (VOSA)

On February 7, 2019, VOSA signed with CAMMESA, the Supply Contract, the Operation and Maintenance Management Contract and the Pledge and Assignment in Guarantee Contracts. From March 2019, the companies began to receive collection of the monthly installment of that loan. Likewise, during the second quarter of 2019, CAMMESA paid the first 10 overdue installments of the loan plus the corresponding interest.

As of September 30, 2020, the companies have collected 29 installments of the 120 agreed upon.

Fund for necessary investments to increase the supply of electricity in the MEM “FONINVEMEM”

January 7, 2020 and February 10, 2020 were the 10-year anniversaries of the start of Commercial Operation of TMB and TSM, respectively, ending the Electric Energy Supply Contracts signed between the respective Trusts and CAMMESA at the time. Likewise, on the indicated dates, the respective Trust Agreements and Contracts for the Operation and Maintenance Management (CO&M) of both Power Plants came to an end. TMB and TSM, as Managing Companies, together with their current shareholders (which include the Company as a guarantor) must perform the company actions necessary to allow the entry of the National State to the capital of both companies. The corresponding participation of the National State is a controverted matter, since the State claims a higher share percentage of both Thermoelectric Plants. In order to ensure the operation and maintenance of the Power Plants, the term of the respective CO&M contracts has been extended, with the corresponding extensions being signed on January 7 and January 9, 2020, respectively.

On May 4 and May 8, 2020 the Extraordinary Shareholders’ Meetings of TMB and TSM took place, respectively, whereby the shareholders agreed to increase the share capital in order for the National State to be able to subscribe the increase, and in this manner, become the holder of 65.006% and 68.826 % of the shares of TMB and TSM, respectively, thus complying on time and in the proper manner with the condition precedent established in articles 1.01 and 7.03 of the Trust Contracts. Notwithstanding the above, the Company and the rest of the shareholders that participated in the meetings ratified the request -dated April 22, 2020- addressed to the Ministry of Productive Development by the Company together with other shareholders of TMB and TSM for the implementation of the share concentration scheme foreseen in the “Agreement for the Management and Operation of Projects, Increase in Thermoelectric Generation and Adaptation of the 2008-2011 Generation Remuneration”, and established a reserve for the damage claim actions in case such request was not accepted.

As of the date of these financial statements, BICE – in its position as Trustee – has still not made a pronouncement regarding compliance with the mentioned condition precedent, therefore the National State has not yet subscribed the shares resulting from the capital increase.

As of September 30, 2020, the total amount of the loan has been fully paid.

36.	PERSONNEL FIGURES

The Group personnel, including that of subsidiaries in the five Latin American countries where the Group operates, is distributed as follows as of September 30, 2020 and December 31, 2019:

	09-30-2020
	Managers
	and key	Professionals	Staff
Country	executives	and Technicians	and others	Total
Chile	7	43	4	54
Argentina	34	1,858	2,186	4,078
Brazil	56	5,773	3,804	9,633
Peru	35	899	-	934
Colombia	40	2,098	1	2,139
Total	172	10,671	5,995	16,838
Average	168	10,722	6,178	17,068

	12-31-2019
	Managers
	and key	Professionals	Staff
Country	executives	and Technicians	and others	Total
Chile	7	47	4	58
Argentina	34	1,878	2,208	4,120
Brazil	53	5,947	4,124	10,124
Peru	38	888	-	926
Colombia	39	2,065	2	2,106
Total	171	10,825	6,338	17,334
Average	172	10,263	7,273	17,708

37.	SANCTIONS

The main sanctions that the Group companies have received are described below:

1.	Edesur S.A. (Empresa Distribuidora del Sur S.A.)

-	As of September 30, 2020, and considering the pending sanctions imposed by the National Electricity Regulatory Entity (ENRE) from the period beginning on July 1, 2020, Edesur S.A. has been penalized nine times for violations of the public road safety regulations – accidents and anomalies – (ENRE Resolutions 9/20, 34/20, 61/20, 62/20, 85/20, 86/20, 87/20 , 106/20 and 11/20) for an amount of ARS 108 million (US$ 1.3 million), and in two for violations of commercial quality standards (ENRE Resolutions 56/20 and 63/20) for an amount of ARS 185 million (US$ 2.2 million), having appealed all sanctions.

2.	Enel Distribución Río S.A. (Ampla Energia e Serviços S.A. or “Ampla”)

-	Prosecutors: The company was fined for the denial of authorization to offset federal tax compensation. The Brazilian tax authority has been presenting individual fines for amounts corresponding to 50% of the compensation requested and rejected by the tax authority. The company filed its administrative pleas against the fines and a ruling is awaited. There are also late fees in federal tax offsets. In these cases, the principal of the compensation was accepted by the federal authority, but they understand that there was a delay in payment, continuing with the collection in relation to the fine. ThBRL 9,843 (ThUS$ 1,744).

3.	Enel Distribución Ceará S.A. (Companhia Energetica do Ceará or Coelce)

-	In 2012, the National Electric Energy Agency (ANEEL) sanctioned Enel in an amount of BRL 20.6 million for alleged errors in the registration of the company's asset base. Enel appealed the penalty, which has been reduced to BRL 11.2 million (ThUS$ 1,986). Considering the need for the regularization of the company in the regulator (ANEEL), Enel Distribución Ceará has made a judicial guarantee and initiated a lawsuit in court for the total cancellation of the sanction. On July 26, 2019, a decision was issued that rejected the lawsuit filed by Enel Distribución Ceará. On August 27, 2019, Enel Distribución Ceará filed an appeal, to date without resolution. A favorable decision would result in the updated refund of the amount paid by Enel Distribución Ceará. As of September 30, 2020, the amount involved in the penalty was BRL 23.0 million (ThUS$ 4,078).

4.	Enel Distribución Goiás S.A. (former CELG Distribuição S.A.)

-	In 2016, the National Electric Energy Agency (ANEEL) has sanctioned Enel Distribución Goiás in an amount of BRL 62 million for breach of the sector obligation (linked to Conta de Desenvolvimento Energético - CDE). Enel has filed an appeal against the sanction, to date without resolution. Enel has made a judicial guarantee (insurance) and has filed a lawsuit in court for the total cancellation of the sanction, which is awaiting a decision. As of September 30, 2020, the amount involved in the penalty was ThUS$ 11,009 (BRL 62.1 million).

-	In 2019, the National Electric Power Agency (ANEEL) has sanctioned Enel in an amount of BRL 61 million for non-compliance in relation to customer service and energy supply quality indicators. Enel Distribución Goiás has filed an appeal against the sanction, to date without resolution. As of September 30, 2020, the amount involved in the penalty was ThUS$ 6,737 (BRL 38.0 million).

-	In 2020, the Goiana de Regulação Agency (AGR) sanctioned Enel Distribución Goiás in an amount of ThUS$ 8,961 (BRL 44 million) for non-compliance on maintenance and violations of quality indicators (SAIDI / SAIFI). Enel Distribución Goiás has filed an appeal against the sanction with the National Electric Energy Agency (ANEEL), which is awaiting a decision. As of September 30, 2020, the amount involved in the penalty was ThUS$ 7,659 (BRL 43.2 million).

5.	Enel Distribución Sao Paulo (formerly Eletropaulo)

-	The National Electric Energy Agency (ANEEL) has sanctioned Enel Distribución Sao Paulo for alleged errors in the registration of the company's asset base. Enel Distribución Sao Paulo has filed an appeal, which was rejected. Enel Distribución Sao Paulo has filed a lawsuit in court for the total cancellation of the sanction. The judge issued a decision rejecting Enel Distribución Sao Paulo's claim, and Enel Distribución Sao Paulo has submitted an appeal to the Court (second instance), to date without resolution. As of September 30, 2020, the amount involved in the penalty was ThUS$ 32,957 (BRL 185.9 million).

-	The National Electric Energy Agency (ANEEL) has sanctioned Enel Distribución Sao Paulo for alleged formal inadequacies of the asset accounting records. Enel Distribución Sao Paulo affirms that the errors have not generated any negative practical consequences for the rates, nor for the service provided by the Company. Enel Distribución Sao Paulo's administrative appeal was rejected, so Enel Distribución Sao Paulo has filed a lawsuit in court. On May 29, 2019, the judge issued a ruling rejecting the requests made by Enel Distribución Sao Paulo. On June 5, 2019, Enel Distribución Sao Paulo filed a motion for clarification against the decision, which to date is awaiting trial. On December 27, 2019, a decision was issued confirming the impossibility of ANEEL to register Enel Distribución Sao Paulo in its registration system for late payment and execute the penalty, until the decision is final. As of September 30, 2020, the amount involved in the penalty was ThUS$ 16,345 (BRL 92.2 million).

-	The National Electric Energy Agency (ANEEL) has sanctioned Enel Distribución Sao Paulo for alleged inadequacies (in 2012) of formal records of the quality of supply indices of consumers, as well as the execution of compensation to consumers due to non-compliance with these indices. Enel Distribución Sao Paulo filed an administrative appeal that was rejected by ANEEL. In April 2020, Enel Distribución Sao Paulo filed an annulment lawsuit in court and a decision was issued suspending all the effects of the sanctions. As of September 30, 2020, the amount involved in the penalty was ThUS$ 4,450 (BRL 25.1 million).

-	On December 4, 2018, the National Electric Energy Agency (ANEEL) sanctioned Enel Distribución Sao Paulo for the quality of customer service. On December 14, 2018, Enel Distribución Sao Paulo filed an administrative appeal against the sanction and the analysis and judgment of the Superintendency of Supervision of Electricity Services is awaited. As of September 30, 2020, the amount involved in the penalty was ThUS$ 8,173 (BRL 46.1 million).

-	The National Electric Energy Agency (ANEEL) has sanctioned Enel Distribución Sao Paulo for non-conformities in the operational energy supply quality indices, with respect to 2013. Enel Distribución Sao Paulo 's administrative appeals against the sanction remained firm (unfavorable to Enel Distribución Sao Paulo). On July 24, 2018, Enel Distribución Sao Paulo filed a (judicial) lawsuit with the aim of annulling the sanction, which is still awaiting a decision to date. As of September 30, 2020, the amount involved in the penalty was ThUS$ 12,179 (BRL 68.7 million).

-	The National Electric Energy Agency (ANEEL) has sanctioned Enel Distribución Sao Paulo for non-conformities in the operational energy supply quality indices, with respect to 2014. Enel Distribución Sao Paulo's administrative appeals against the sanction remained firm (unfavorable to Enel Distribución Sao Paulo). July 31, 2018, Enel Distribución Sao Paulo has filed a (judicial) lawsuit with the aim of canceling (or reducing) the penalty. On October 17, 2019, a decision was issued rejecting the requests made by Enel Distribución Sao Paulo, against which Enel Distribución Sao Paulo filed a motion for clarification. On December 16, 2019, the motions were rejected. Enel Distribución Sao Paulo has filed an appeal against the decision. As of September 30, 2020, the amount involved in the penalty is ThUS$ 6,223 (BRL 35.1 million).

-	The National Electric Energy Agency (ANEEL) has sanctioned Enel Distribución Sao Paulo for non-conformities in the process of Budgets for Doubtful Liquidation Loans. Enel Distribución Sao Paulo 's administrative appeals against the sanction remained firm (unfavorable to Enel Distribución Sao Paulo). Enel Distribución Sao Paulo has filed a (judicial) lawsuit with the aim of annulling (or reducing) the sanction, the sentence (1st degree) was unfavorable to Enel Distribución Sao Paulo, which has presented an appeal without a firm decision to date. As of September 30, 2020, the amount involved in the penalty is ThUS$ 4,219 (BRL 23.8 million).

-	The National Electric Energy Agency (ANEEL) has sanctioned Enel Distribución Sao Paulo for non-conformities in the process of Budgets for Doubtful Liquidation Loans. Enel Distribución Sao Paulo's administrative appeals against the sanction remained firm (unfavorable to Enel Distribución Sao Paulo). Enel Distribución Sao Paulo has filed a (judicial) lawsuit with the aim of annulling (or reducing) the sanction, the sentence (1st degree) was favorable to Enel Distribución Sao Paulo, however, ANEEL has presented an appeal, without a firm decision to date. As of September 30, 2020, the amount involved in the penalty is ThUS$ 13,261 (BRL 74.8 million).

-	The City Council of the Municipality of Jandira has sanctioned Enel Distribución Sao Paulo for violation of municipal legislation (with respect to network on roads in the municipality) (February 2003). Enel Distribución Sao Paulo’s administrative appeals against the sanction remained firm (unfavorable to Enel Distribución Sao Paulo). Enel Distribución Sao Paulo has filed a lawsuit (judicial) with the aim of annulling the sanction, the sentence (1st degree) was favorable to Enel. The municipality filed an appeal and managed to reverse the decision in its favor. Enel Distribución Sao Paulo has filed appeals before the Superior Courts (Superior Tribunal de Justiça and Supreme Federal Court) without a firm decision to date. As of September 30, 2020, the amount involved is ThUS$ 4,184 (BRL 23.6 million).

-	The City Council of the Municipality of Jandira has sanctioned Enel Distribución Sao Paulo for violation of municipal legislation (with respect to network on roads in the municipality) (July 2002). Enel's administrative appeals against the sanction remained firm (unfavorable to Enel Distribución Sao Paulo). Enel Distribución Sao Paulo has filed a (judicial) lawsuit with the aim of annulling the sanction, the Court’s decision (1st degree) was unfavorable to Enel Distribución Sao Paulo, it has filed an appeal against it and managed to reverse the decision in its favor. The municipality has filed appeals before the higher courts (Superior Tribunal de Justiça and Supremo Tribunal Federal). STJ dismissed the appeal of the Municipality. The municipality has presented a new appeal to be analyzed by the panel of judges. As of September 30, 2020, the amount involved is ThUS$ 4,485 (BRL 25.3 million).

-	The City Council of the Municipality of Sao Paulo has sanctioned Enel Distribución Sao Paulo for violation of municipal traffic legislation (restricted circulation area). Enel Distribución Sao Paulo's administrative appeals against the sanction remained firm (unfavorable to Enel Distribución Sao Paulo). In 2011, Enel Distribución Sao Paulo filed a (judicial) lawsuit with the aim of annulling the sanction, the sentence (1st degree) was unfavorable to Enel, which has filed an appeal without a firm decision to date. As of September 30, 2020, the amount involved is Th$ 5,992 (BRL 33.8 million).

-	The City Council of the Municipality of Itapevi has sanctioned Enel Distribución Sao Paulo for violation of municipal legislation (with respect to the network on the municipality's roads) (February 2012). Enel Distribución Sao Paulo's administrative appeals against the sanctions remained firm (unfavorable to Enel Distribución Sao Paulo). Enel Distribución Sao Paulo has filed a (judicial) lawsuit with the aim of annulling the sanction. The first and second instance decisions were unfavorable to Enel Distribución Sao Paulo, which has presented appeals to the higher courts (Superior Tribunal de Justiça and Supremo Tribunal Federal). The STJ dismissed Enel Distribución Sao Paulo's appeal in a decision against Enel Distribución Sao Paulo. Enel Distribución Sao Paulo has filed motions for clarification, with no firm decision issued to date. As of September 30, 2020, the amount involved is ThUS$ 5,407 (BRL 30.5 million).

-	Prosecutors: The company was fined for the denial of authorization of federal tax compensation. The Brazilian tax administration has been presenting individual fines for amounts corresponding to 50% of the compensation requested and rejected by the administration. The company filed its administrative pleas against the fines and a ruling is awaited. ThBRL 48,532 (ThUS$ 8,604).

6.	Enel Generación Perú S.A.A. (formerly Edegel S.A.A.)

As of September 30, 2020, Enel Generación Perú has incurred the following tax penalties:

-	In the framework of an inspection procedure by Income Tax for 1999, SUNAT sent Enel Generación Perú Fine Resolution No. 0120020004919 through which it was imposed a fine for Annual Income Tax amounting to PEN 2,076,888 (ThUS$ 577), whose late payment interest to the date of payment amounted to PEN 10,501,965 (ThUS$ 2,918). In this regard, note that the imposition of the referred fine is being discussed before the judicial courts.

-	In the framework of an audit procedure by the Income Tax of the years 2000 and 2001, SUNAT sent Enel Generación Perú the Fine Resolution No. 0120020008723 through which a fine was imposed for Annual Income Tax for the year 2000. Taking into account various payments made and the re-liquidation made by SUNAT, to date, the amount of the fine that qualifies as possible and probable amounts to PEN 6,460,523 (ThUS$ 1,795), and the late payment interest to date amounts to PEN 14,969,826 (ThUS$ 4,160). Currently, Enel Generación Perú has been discussing the re-liquidation of the fine before the TF and the merits before the judicial courts. It should be noted that PEN 7,928,535 (ThUS$ 2,203) has been duly paid.

-	Within the framework of an inspection procedure for the General Sales Tax (IGV) Ad Valorem and Municipal Promotion Tax (IPM) on imports for the years 2008 and 2009, the SUNAT sent Enel Generación Perú Resolution of Division No. 0003X4100 / 2013-000440, through which a fine of ThUS$ 2,974 was imposed (the customs fines were settled in dollars). In this regard, note that the imposition of the aforementioned fine is being discussed before the judicial courts, for which PEN 5,832,129 (ThUS$ 1,621) had to be canceled. Late payment interest to the date of payment amounted to PEN 3,395,224 (ThUS$ 943). It should be noted that the full tax debt related to the aforementioned Fine Resolution was not paid since part of it was prescribed.

7.	Enel Perú S.A.C. (formerly Generandes)

As of September 30, 2020, Enel Perú has incurred the following fine of a tax nature:

-	Within the framework of an inspection procedure for IR and General Sales Tax (IGV) for fiscal year 2000, SUNAT sent Enel Perú Fine Resolution No. 0240030008355 through which a fine was imposed for Annual Income Tax for the year 200 amounting to PEN 2,920,104 (ThUS$ 811). Late payment interest to the date of payment amounted to PEN 14,053,695 (ThUS$ 3,905). Likewise, SUNAT notified Enel Perú with Fine Resolutions Nos. 0240020022829 to 0240020022831, through which it imposed fines for the improper application of the IGV for the periods of April, June and October 2000, which amount to PEN 1,771,933 (ThUS$ 492). Late payment interest to the payment date amounted to PEN 10,231,619 (ThUS$ 2,843). In this regard, note that the imposition of the aforementioned fines is being discussed before the judicial courts.

8.	Enel Generación Piura (former EEPSA)

As of June 30, 2020, Enel Generación Piura has incurred the following fine of a tax nature:

-	Within the framework of an inspection procedure for the Ad Valorem General Sales Tax (IGV) and Municipal Promotion Tax (IPM) on imports in 2011, SUNAT sent Enel Generación Piura Division Resolution No. 0003Y4100 / 2014-000211, through which a fine amounting to PEN 6,868,256 (ThUS$ 1,909) was imposed, and the late payment interest to the date of payment amounted to PEN 4,844,855 (ThUS$ 1,346). In this regard, note that the imposition of the referred fine is being discussed before the judicial courts.

In relation to the sanctions described above, the Group has established provisions for ThUS$ 51,880 as of September 30, 2020 (see Note 25). Although there are other sanctions that also have associated provisions but are not described in this note, since they individually represent lower amounts. Management considers that the provisions recorded adequately cover the risks of penalties, so they do not expect that additional liabilities will arise from them to those already recorded.

38.	ENVIRONMENT

Environmental expenses for the periods ended September 30, 2020 and 2019, are as follows:

				Sept/30/2020						Sept/30/2019
			Project Status [Finished,	Disbursement amount	Capitalized amount	Expense amount	Future disbursement amount	Estimated date of future	Total disbursements	Amount of prior period disbursement
Disbursing Company	Project Name	Environmental Description	in progress]	ThUS$	ThUS$	ThUS$	ThUS$	disbursement	ThUS$	ThUS$
Emgesa S.A. E.S.P.	Central Hidroelectrica El Quimbo Project	Monitoring & hydrometeorological studies	In progress	357	-	357	-	-	357	377
		Other	In progress	52	-	52	-	-	52	93
		Law 99	In progress	-	-	-	4,199	12-31-2021	4,199	4,412
Empresa Distribuidora Sur S.A.	Contaminating Material	Manipulation of contaminating material	In progress	74	-	74	-	-	74	127
	Pcbs Decommissioning	Under Law 1196 of 2008, Colombia adopted the Stockholm Convention and this was regulated with the Ministry of the Environment's Resolution 222 of December 15, 2011, recognizing the provision for the decommissioning of transformers contaminated with PCBs.	In progress	1,191	1,159	32	4,963	12-31-2027	6,154	6,813
Compañía Distribuidora y Comercializadora de Energía S.A .	Nueva Esperanza Environmental Compensation	Compensations included in Resolution 1061 and Agreement 017 of 2013 issued by the Ministry of the Environment and the Autonomous Regional Corporation of Cundinamarca, respectively, which approves the substitution of the protecting and producing forestry reserve of the upper basin of the Bogota River, committing the Company to undertaking a compensation and reforestation plan in the construction zone of the Nueva Esperanza, Gran Sabana and Compartir substations	In progress	54	53	1	202	12-31-2020	256	253
	Prevention Activities	Protection of environmental biodiversity, treatment of waste waters	In progress	99	-	99	18	12-31-2020	117	293
	Environmental Studies	Studies of environmental aspects	In progress	38	-	38	60	12-31-2020	98	318
	Waste Management	Handling of hazardous waste	In progress	141	-	141	128	12-31-2020	268	323
Enel Generación Perú S.A.	Mitigation and Restoration	Protection and recovery of soil and water	In progress	7	-	7	3	12-31-2020	10	47
	Environmental Monitoring	Protection of the air and climate, noise reduction, protection against radiation	In progress	58	-	58	146	12-31-2020	204	209
	Landscaping and Green Areas	Maintaining green areas and small fauna	In progress	65	-	65	42	12-31-2020	108	109
	Prevention Activities	Protection of environmental biodiversity, treatment of waste waters	In progress	18	-	18	16	12-31-2020	34	80
	Environmental Studies	Environmental aspect studies	In progress	12	-	12	-	12-31-2020	12	69
Enel Generación Piura S.A.	Waste Management	Handling of hazardous waste	In progress	42	-	42	42	12-31-2020	84	63
	Environmental Monitoring	Protection of the air and climate, noise reduction	In progress	17	-	17	30	12-31-2020	47	74
	Landscaping and Green Areas	Maintaining green areas and small fauna	In progress	26	-	26	28	12-31-2020	54	-
	Environmental Studies	Environmental aspect studies	In progress	30	-	30	33	12-31-2020	63	121
CHINANGO S.A.C.	Waste Management	Handling of hazardous waste	In progress	9	-	9	74	12-31-2020	82	61
	Environmental Monitoring	Protection of the air and climate, noise reduction, protection against radiation	In progress	142	-	142	386	12-31-2020	529	377
Total				2,431	1,212	1,220	10,370		12,802	14,219

Environmental expenses for the periods ended September 30, 2020 and 2019, continued.

				09-30-2019
			Project Status [Finished,	Disbursement amount	Capitalized amount	Expense amount	Future disbursement amount	Estimated date of future	Total disbursements
Disbursing Company	Project Name	Environmental Description	in progress]	ThUS$	ThUS$	ThUS$	ThUS$	disbursement	ThUS$
Emgesa S.A. E.S.P.	Central Hidroelectrica El Quimbo Project	Monitoring & hydrometeorological studies	In progress	377	-	377	-		377
		Other	In progress	93	-	93	-		93
		Law 99	In progress	-	-	-	4,412	12-31-2021	4,412
Empresa Distribuidora Sur S.A.	Contaminating Material	Manipulation of contaminating material	In progress	127	-	127	-		127
Compañía Distribuidora y Comercializadora	Pcbs Decommissioning	Under Law 1196 of 2008, Colombia adopted the Stockholm Convention and this was regulated with the Ministry of the Environment's Resolution 222 of December 15, 2011, recognizing the provision for the decommissioning of transformers contaminated with PCBs.	In progress	894	660	234	5,919	12-31-2027	6,813
de Energía S.A.	Nueva Esperanza Environmental Compensation	Compensations included in Resolution 1061 and Agreement 017 of 2013 issued by the Ministry of the Environment and the Autonomous Regional Corporation of Cundinamarca, respectively, which approves the substitution of the protecting and producing forestry reserve of the upper basin of the Bogota River, committing the Company to undertaking a compensation and reforestation plan in the construction zone of the Nueva Esperanza, Gran Sabana and Compartir substations	In progress	180	170	10	73	12-31-2019	253
	Prevention Activities	Protection of environmental biodiversity, treatment of waste waters	In progress	179	-	179	114	12-31-2019	293
	Environmental Studies	Environmental aspect studies	In progress	34	-	34	284	12-31-2019	318
	Waste Management	Handling of hazardous waste	In progress	120	-	120	203	12-31-2019	323
Enel Generación Perú S.A.	Mitigation and Restoration	Protection and recovery of soil and water	In progress	-	-	-	47	12-31-2019	47
	Environmental Monitoring	Protection of the air and climate, noise reduction, protection against radiation	In progress	85	-	85	124	12-31-2019	209
	Landscaping and Green Areas	Maintaining green areas and small fauna	In progress	14	-	14	95	12-31-2019	109
	Prevention Activities	Protection of environmental biodiversity, treatment of waste waters	In progress	60	-	60	20	12-31-2019	80
Enel Generación Piura S.A.	Environmental Studies	Environmental aspect studies	In progress	52	-	52	17	12-31-2019	69
	Waste Management	Handling of hazardous waste	In progress	48	-	48	15	12-31-2019	63
	Environmental Monitoring	Protection of the air and climate, noise reduction.	In progress	56	-	56	18	12-31-2019	74
	Prevention Activities	Protection of environmental biodiversity, treatment of waste waters	In progress	32	-	32	16	12-31-2019	48
	Environmental Studies	Environmental aspect studies	In progress	35	-	35	86	12-31-2019	121
	Waste Management	Handling of hazardous waste	In progress	11	-	11	50	12-31-2019	61
CHINANGO S.A.C.	Mitigation and Restoration	Protection and recovery of soil and water	In progress	-	-	-	6	12-31-2019	6
	Environmental Monitoring	Protection of the air and climate, noise reduction, protection against radiation	In progress	137	-	137	240	12-31-2019	377
Enel Distribución Perú S.A.	Waste Management	Elimination of particles and other special waste	Completed	72	-	72	-		72
Total				2,606	830	1,776	11,740		14,345

39.	FINANCIAL INFORMATION ON SUBSIDIARIES, SUMMARIZED

As of September 30, 2020, and December 31, 2019, summarized financial information of our principal subsidiaries prepared under IFRS is as follows:

	09-30-2020
	Financial	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income Before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Enel Argentina S.A.	Separate	44,750	71,282	116,032	3,637	-	112,395	116,032	-	-	-	(1,771)	(1,771)	8,926	10,843	292	11,135	(27,452)	(16,317)
Enel Generación Costanera S.A.	Separate	107,523	235,979	343,502	85,830	74,331	183,341	343,502	92,516	(5,354)	87,162	54,677	22,335	(10,651)	11,896	10,272	22,168	(35,554)	(13,386)
Enel Generación El Chocón S.A.	Separate	81,473	270,663	352,136	38,614	50,562	262,960	352,136	39,603	(3,693)	35,910	30,518	19,760	16,388	38,683	(7,664)	31,019	(49,376)	(18,357)
Empresa Distribuidora Sur S.A.	Separate	257,729	1,439,020	1,696,749	562,785	404,838	729,126	1,696,749	608,839	(422,343)	186,496	26,681	(40,892)	27,984	(12,891)	(33,208)	(46,099)	(170,956)	(217,055)
Enel Trading Argentina S.R.L	Separate	16,103	1,433	17,536	14,388	-	3,148	17,536	2,199	(180)	2,019	341	199	(493)	(295)	-	(295)	(746)	(1,041)
Dock Sud S.A.	Separate	85,696	181,088	266,784	15,009	23,320	228,455	266,784	46,178	(7,756)	38,422	28,323	5,815	5,572	11,438	(12,582)	(1,144)	(50,498)	(51,642)
Grupo Enel Argentina	Consolidated	314,113	830,811	1,144,924	116,582	120,963	907,379	1,144,924	131,841	(9,047)	122,794	82,392	39,292	30,384	52,154	4,212	56,366	(192,076)	(135,710)
Enel Brasil S.A.	Separate	652,364	4,100,378	4,752,742	321,033	374,910	4,056,799	4,752,742	382	(134)	248	(33,880)	(34,503)	(161,420)	71,663	61,235	132,898	(1,451,357)	(1,318,459)
Enel Generación Fortaleza S.A.	Separate	69,828	133,914	203,742	68,011	18,009	117,722	203,742	120,100	(72,007)	48,093	43,338	35,068	(267)	34,801	(14,231)	20,570	(41,947)	(21,377)
EGP Cachoeira Dourada S.A.	Separate	177,398	67,799	245,197	141,160	2,121	101,916	245,197	249,251	(186,120)	63,131	54,697	50,663	(3,917)	46,746	(15,887)	30,859	(32,729)	(1,870)
EGP Volta Grande	Separate	51,190	244,379	295,569	43,956	135,753	115,860	295,569	40,982	(9,394)	31,588	29,200	29,184	(6,814)	22,370	(7,612)	14,758	(42,272)	(27,514)
Enel Cien S.A.	Separate	136,468	103,860	240,328	25,775	21,166	193,387	240,328	38,716	(410)	38,306	33,887	27,512	36,583	64,096	(21,850)	42,246	(66,549)	(24,303)
Compañía de Transmisión del Mercosur S.A.	Separate	6,007	110	6,117	60,877	2,353	(57,113)	6,117	622	-	622	349	(136)	(7,392)	(7,527)	114	(7,413)	10,968	3,555
Transportadora de Energía S.A.	Separate	4,148	2,673	6,821	61,129	4,746	(59,054)	6,821	657	-	657	316	(788)	(7,366)	(8,155)	281	(7,874)	11,295	3,421
Enel Distribución Ceará S.A.	Separate	621,434	1,190,830	1,812,264	576,481	648,378	587,405	1,812,264	814,458	(588,614)	225,844	120,916	49,809	(13,060)	36,956	(5,958)	30,998	(228,050)	(197,052)
Enel Distribución Rio S.A.	Separate	722,937	1,441,304	2,164,241	648,801	861,734	653,706	2,164,241	899,566	(638,926)	260,640	145,407	62,246	(62,081)	325	(370)	(45)	(273,847)	(273,892)
Enel Distribución Goiás S.A.	Separate	569,133	1,767,460	2,336,593	900,370	487,489	948,734	2,336,593	983,399	(715,994)	267,405	102,171	37,643	(32,256)	5,620	(2,405)	3,215	(375,354)	(372,139)
Enel X Brasil S.A.	Separate	13,001	12,310	25,311	14,483	535	10,293	25,311	9,227	(3,283)	5,944	(3,720)	(6,026)	(1,924)	(7,950)	1,035	(6,915)	(5,096)	(12,011)
Enel Distribuicao Sao Paulo S.A.	Separate	1,319,016	4,757,535	6,076,551	1,429,779	3,385,771	1,261,001	6,076,551	2,142,425	(1,572,872)	569,553	331,869	144,512	(76,329)	68,183	(26,126)	42,057	(586,043)	(543,986)
Grupo Enel Brasil	Consolidated	3,789,874	10,249,304	14,039,178	3,732,401	5,591,334	4,715,443	14,039,178	5,086,866	(3,571,056)	1,515,810	829,634	400,188	(345,456)	55,332	(31,786)	23,546	(1,848,229)	(1,824,683)
Emgesa S.A. E.S.P.	Separate	284,969	2,121,841	2,406,810	561,112	601,648	1,244,050	2,406,810	870,976	(305,810)	565,166	513,589	464,585	(60,460)	404,131	(145,480)	258,651	(192,916)	65,735
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	492,623	1,665,420	2,158,043	601,304	734,625	822,114	2,158,043	1,133,823	(648,781)	485,042	378,199	274,118	(37,178)	236,961	(67,992)	168,969	(126,394)	42,575
Enel Perú, S.A.C.	Separate	36,430	1,293,489	1,329,919	67,127	11,049	1,251,743	1,329,919	-	-	-	(183)	(183)	(5,493)	93,529	-	93,529	(103,190)	(9,661)
Enel Generación Perú S.A.	Separate	333,954	877,719	1,211,673	171,481	207,122	833,070	1,211,673	295,903	(98,260)	197,643	154,278	119,321	10,494	141,824	(27,197)	114,627	(68,414)	46,213
Chinango S.A.C.	Separate	7,956	129,522	137,478	7,002	25,948	104,528	137,478	29,590	(3,456)	26,134	22,504	19,478	(177)	19,302	(5,732)	13,570	(8,077)	5,493
Enel Generación Piura S.A.	Separate	68,785	160,134	228,919	51,814	26,914	150,191	228,919	46,151	(16,931)	29,220	23,007	14,926	(4,152)	14,288	(4,579)	9,709	(12,493)	(2,784)
Enel Distribución Perú S.A.	Separate	248,039	1,239,027	1,487,066	326,166	438,966	721,934	1,487,066	654,841	(437,815)	217,026	163,214	111,631	(19,252)	92,379	(30,491)	61,888	(58,710)	3,178
Grupo Enel Perú	Consolidated	530,545	2,353,726	2,884,271	466,857	703,603	1,713,811	2,884,271	912,366	(448,803)	463,563	357,404	259,735	(18,827)	244,422	(66,549)	177,873	(250,884)	(73,011)

As of September 30, 2020, and December 31, 2019, summarized financial information of our principal subsidiaries prepared under IFRS, continued.

	12-31-2019
	Financial	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Equity	Total Liabilities and Equity	Revenue	Raw Materials and Consumables Used	Contribution Margin	Gross Operating Income	Operating Income	Financial Results	Income Before Taxes	Income Taxes	Profit (Loss)	Other Comprehensive Income	Total Comprehensive Income
	Statements	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Enel Argentina S.A.	Separate	43,219	87,644	130,863	2,152	-	128,711	130,863	-	-	-	(463)	(463)	8,963	39,714	(2,453)	37,261	(53,938)	(16,677)
Enel Generación Costanera S.A.	Separate	113,909	270,423	384,332	112,412	105,047	166,873	384,332	213,606	(68,969)	144,637	100,244	59,860	22,628	82,582	(24,642)	57,940	(41,288)	16,652
Enel Generación El Chocón S.A.	Separate	101,114	315,842	416,956	75,003	56,983	284,970	416,956	71,807	(5,957)	65,850	58,055	42,906	59,477	103,800	(21,770)	82,030	(70,096)	11,934
Empresa Distribuidora Sur S.A.	Separate	284,126	1,456,918	1,741,044	509,223	429,766	802,055	1,741,044	1,346,888	(773,693)	573,195	307,066	211,031	54,470	265,560	(76,548)	189,012	(237,185)	(48,173)
Enel Trading Argentina S.R.L	Separate	23,432	1,551	24,983	21,486	-	3,497	24,983	7,497	(950)	6,547	3,599	3,321	(92)	3,229	(1,295)	1,934	(600)	1,334
Dock Sud S.A.	Separate	105,726	256,881	362,607	52,678	52,732	257,197	362,607	146,958	(54,326)	92,632	81,806	50,775	12,036	63,132	(1,007)	62,125	(74,649)	(12,524)
Grupo Enel Argentina	Consolidated	326,191	927,948	1,254,139	185,096	151,167	917,876	1,254,139	285,277	(74,927)	210,350	157,774	102,242	112,784	299,022	(54,044)	244,978	(270,493)	(25,515)
Enel Brasil S.A.	Separate	371,174	5,186,673	5,557,847	145,721	376,140	5,035,986	5,557,847	977	(85)	892	(57,320)	(58,076)	(85,784)	88,858	15,025	103,883	(149,216)	(45,333)
Enel Generación Fortaleza S.A.	Separate	119,719	193,438	313,157	108,806	737	203,614	313,157	309,525	(183,394)	126,131	114,170	99,940	13,389	113,329	(36,130)	77,199	(5,465)	71,734
EGP Cachoeira Dourada S.A.	Separate	213,201	98,107	311,308	193,295	3,280	114,733	311,308	494,303	(394,776)	99,527	85,746	79,065	(100)	78,965	(25,671)	53,294	2,285	55,579
EGP Volta Grande	Separate	42,230	345,708	387,938	29,751	185,505	172,682	387,938	106,792	(42,895)	63,897	59,632	59,607	(13,583)	46,024	(15,173)	30,851	(844)	30,007
Enel Cien S.A.	Separate	113,996	151,707	265,703	13,358	16,240	236,105	265,703	70,295	(967)	69,328	61,376	49,598	19,722	69,320	(39,773)	29,547	(4,600)	24,947
Compañía de Transmisión del Mercosur S.A.	Separate	6,856	701	7,557	50,954	8,030	(51,427)	7,557	1,142	-	1,142	789	(530)	(10,469)	(10,999)	296	(10,703)	15,634	4,931
Transportadora de Energía S.A.	Separate	4,914	3,924	8,838	52,590	9,207	(52,959)	8,838	1,112	-	1,112	601	(923)	(10,288)	(11,212)	333	(10,879)	16,154	5,275
Enel Distribución Ceará S.A.	Separate	629,655	1,624,665	2,254,320	525,921	902,000	826,399	2,254,320	1,373,202	(991,979)	381,223	224,266	140,695	(18,246)	122,937	(19,875)	103,062	(26,723)	76,339
Enel Distribución Rio S.A.	Separate	722,394	1,962,608	2,685,002	910,507	830,069	944,426	2,685,002	1,514,836	(1,029,220)	485,616	299,779	163,829	(55,984)	109,105	(37,009)	72,096	(46,182)	25,914
Enel Distribución Goiás S.A.	Separate	665,187	2,355,246	3,020,433	795,562	903,997	1,320,874	3,020,433	1,544,899	(1,100,077)	444,822	220,030	22,568	(59,708)	(36,744)	11,462	(25,282)	(59,597)	(84,879)
Enel X Brasil S.A.	Separate	17,886	15,089	32,975	13,676	307	18,992	32,975	19,359	(6,434)	12,925	(1,373)	(4,677)	(311)	(4,988)	539	(4,449)	(679)	(5,128)
Enel Distribuicao Sao Paulo S.A.	Separate	1,701,300	6,062,310	7,763,610	1,474,482	4,310,495	1,978,633	7,763,610	3,720,782	(2,699,108)	1,021,674	638,496	378,591	(100,835)	277,756	460,335	738,091	(412,571)	325,520
Grupo Enel Brasil	Consolidated	4,211,380	13,471,236	17,682,616	3,919,122	7,528,800	6,234,694	17,682,616	8,611,146	(5,906,735)	2,704,411	1,645,516	928,952	(356,940)	574,154	314,359	888,513	(559,512)	329,001
Emgesa S.A. E.S.P.	Separate	251,413	2,524,074	2,775,487	387,804	943,882	1,443,801	2,775,487	1,246,989	(465,768)	781,221	710,320	637,221	(81,785)	555,672	(180,207)	375,465	7,209	382,674
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	363,838	1,842,861	2,206,699	545,689	704,527	956,483	2,206,699	1,665,318	(962,174)	703,144	556,513	431,004	(58,397)	372,680	(122,066)	250,614	(615)	249,999
Enel Perú, S.A.C.	Separate	37,589	1,403,189	1,440,778	41,359	10,868	1,388,551	1,440,778	11	-	11	(1,155)	(1,155)	(1,473)	127,289	(8)	127,281	27,105	154,386
Enel Generación Perú S.A.	Separate	361,697	974,784	1,336,481	172,150	259,367	904,964	1,336,481	478,155	(178,102)	300,053	243,359	191,690	(4,886)	200,977	(56,340)	144,637	18,483	163,120
Chinango S.A.C.	Separate	6,346	153,370	159,716	6,349	38,766	114,601	159,716	45,030	(5,081)	39,949	34,113	29,868	(723)	29,145	(8,685)	20,460	2,791	23,251
Enel Generación Piura S.A.	Separate	75,118	180,365	255,483	64,559	33,669	157,255	255,483	82,155	(27,861)	54,294	44,074	32,902	(317)	32,595	(9,275)	23,320	2,948	26,268
Enel Distribución Perú S.A.	Separate	153,382	1,305,567	1,458,949	272,268	467,924	718,757	1,458,949	950,350	(619,181)	331,169	257,473	196,436	(22,938)	184,153	(55,649)	128,504	13,065	141,569
Grupo Enel Perú	Consolidated	551,844	2,562,083	3,113,927	482,477	805,168	1,826,282	3,113,927	1,382,941	(676,173)	706,768	561,494	433,368	(30,553)	413,480	(125,187)	288,293	64,392	352,685

40.	SUBSEQUENT EVENTS

From October 1, 2020 to the date of issuance of these interim consolidated financial statements, we have no knowledge of any events of a financial or other nature that significantly affect the financial situation and results presented.

APPENDIX 1 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY

This appendix forms an integral part of these consolidated financial statements.

The detail of assets and liabilities denominated in foreign currency is as follows:

	09-30-2020
	UF	Chilean Peso	Dollar	Euro	Colombian Peso	Peruvian Sol	Argentine Peso	Brazilian Real	Other Currency	Total
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS
Cash and cash equivalents	-	1,162	153,836	104	357,704	79,318	52,609	960,573	-	1,605,306
Other current financial assets	116	-	119,672	-	3,041	-	42,478	213,427	-	378,734
Other current non-financial assets	-	7,468	3,940	4,422	20,315	49,156	26,305	327,912	-	439,518
Trade and other current receivables	-	1,007	37,352	-	288,779	255,135	316,669	1,852,515	-	2,751,457
Current accounts receivable from related parties	-	2,545	518	3,300	589	1,510	122	8,873	-	17,457
Inventories	-	-	1,164	539	95,552	55,665	37,684	252,859	-	443,463
Current tax assets	-	9,454	8,846	-	24	1,974	1,487	46,133	3,053	70,971

TOTAL CURRENT ASSETS	116	21,636	325,328	8,365	766,004	442,758	477,354	3,662,292	3,053	5,706,906

NON-CURRENT ASSETS
Other non-current financial assets	-	-	-	-	137	-	155	2,372,250	-	2,372,542
Other non-current non-financial assets	-	2,980	-	-	22,118	20,894	827	2,201,203	-	2,248,022
Trade and other non-current receivables	-	61	255,384	-	29,742	-	23,589	213,867	-	522,643
Non-current accounts receivable from related parties	-	-	-	-	-	-	36	122	-	158
Investments accounted for using the equity method	-	-	-	-	-	-	2,626	-	-	2,626
Intangible assets other than goodwill	-	-	-	-	103,646	63,050	35,246	3,842,855	-	4,044,797
Goodwill	-	-	-	-	16,077	185,023	24,521	661,207	-	886,828
Property, plant and equipment	-	-	184	-	3,604,140	2,108,897	1,782,404	277,329	-	7,772,954
Investment property	-	-	-	-	-	-	-	7,307	-	7,307
Right-of-use asset	15	-	-	-	20,744	160,322	147	43,133	-	224,361
Deferred tax assets	-	-	176,116	-	5,071	388	7,386	657,673	-	846,634

TOTAL NON CURRENT ASSETS	15	3,041	431,684	-	3,801,675	2,538,574	1,876,937	10,276,946	-	18,928,872

TOTAL ASSETS	131	24,677	757,012	8,365	4,567,679	2,981,332	2,354,291	13,939,238	3,053	24,635,778

	12-31-2019

	UF	Chilean Peso	Dollar	Euro	Colombian Peso	Peruvian Sol	Argentine Peso	Brazilian Real	Other Currency	Total
ASSETS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT ASSETS
Cash and cash equivalents	-	142,875	672,694	83	185,424	188,655	49,848	699,418	-	1,938,997
Other current financial assets	-	114	1,522	-	3,512	232	-	115,003	-	120,383
Other current non-financial assets	-	3,811	14,021	-	12,941	44,845	33,746	376,798	-	486,162
Trade and other current receivables	-	839	20,699	-	260,132	145,388	385,814	2,691,585	-	3,504,457
Current accounts receivable from related parties	-	2,552	1,209	3,418	678	3,883	237	4,392	-	16,369
Inventories	-	-	3,095	515	83,152	45,527	27,480	236,470	-	396,239
Current tax assets	-	9,146	-	-	120	4,752	18,115	75,188	-	107,321
Current assets other than assets or groups of assets for disposal classified as held for sale	-	-	-	-	11,326	-	-	-	-	11,326

TOTAL CURRENT ASSETS	-	159,337	713,240	4,016	557,285	433,282	515,240	4,198,854	-	6,581,254

NON-CURRENT ASSETS
Other non-current financial assets	-	-	3,139	-	171	-	70	3,046,431	-	3,049,811
Other non-current non-financial assets	-	3,125	-	-	21,844	16,760	3,354	2,690,807	-	2,735,890
Trade and other non-current receivables	-	126	79,475	-	42,546	-	229,256	236,554	-	587,957
Non-current accounts receivable from related parties	-	-	-	-	-	-	68	779	-	847
Investments accounted for using the equity method	-	-	-	-	-	-	1,978	-	-	1,978
Intangible assets other than goodwill	-	-	-	-	125,795	65,292	30,519	5,306,273	-	5,527,879
Goodwill	-	-	524,511	-	5,835	-	4,665	638,032	-	1,173,043
Property, plant and equipment	-	19	222	-	4,162,275	2,311,459	1,888,301	401,162	-	8,763,438
Investment property	-	-	-	-	-	-	-	10,254	-	10,254
Right-of-use asset	-	-	19	-	11,988	168,355	18	75,419	-	255,799
Deferred tax assets	-	1,469	-	-	-	3	25,890	1,060,872	-	1,088,234

TOTAL NON CURRENT ASSETS	-	4,739	607,366	-	4,370,454	2,561,869	2,184,119	13,466,583	-	23,195,130

TOTAL ASSETS	-	164,076	1,320,606	4,016	4,927,739	2,995,151	2,699,359	17,665,437	-	29,776,384

	09-30-2020
	UF	Chilean Peso	Dollar	Euro	Colombian Peso	Peruvian Sol	Argentine Peso	Brazilian Real	Other Currency	Total
LIABILITIES	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES
Other current financial liabilities	6,337	6	1,442,632	-	392,517	86,619	8	517,882	-	2,446,001
Current lease liability	17	-	20,289	9	4,432	10,258	77	16,079	-	51,161
Trade and other current payables	-	8,982	267,883	13,844	469,917	153,784	448,950	1,731,020	27	3,094,407
Current accounts payable to related parties	-	8,091	2,357	358,329	1,217	1,766	157	16,452	-	388,369
Other current provisions	-	-	45,643	-	33,703	11,646	48,581	84,024	-	223,597
Current tax liabilities	-	-	-	-	85,161	26,132	27,424	4,679	-	143,396
Other current non-financial liabilities	-	116	12,612	-	22,356	24,703	26,098	154,924	50	240,859
TOTAL CURRENT LIABILITIES	6,354	17,195	1,791,416	372,182	1,009,303	314,908	551,295	2,525,060	77	6,587,790

	09-30-2020
	UF	Chilean Peso	Dollar	Euro	Colombian Peso	Peruvian Sol	Argentine Peso	Brazilian Real	Other Currency	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
NON-CURRENT LIABILITIES
Other non-current financial liabilities	6,379	-	760,644	-	1,103,751	367,622	-	1,189,122	-	3,427,518
Non-current lease liability	-	-	28,310	356	16,879	15,773	71	34,250	-	95,639
Trade and other non-current payables	-	-	11,152	-	621	658	113,127	1,898,918	-	2,024,476
Other long-term provisions	-	-	-	-	54,914	19,923	20,235	653,802	-	748,874
Deferred tax liabilities	-	1,958	-	-	53,135	221,539	278,398	18,662	-	573,692
Non-current provisions for employee benefits	-	2,617	1,878	-	103,655	4,396	15,067	1,277,347	-	1,404,960
Other non-current non-financial liabilities	-	-	33,272	-	3,318	22,366	21,126	13,064	-	93,146

TOTAL NON-CURRENT LIABILITIES	6,379	4,575	835,256	356	1,336,273	652,277	448,024	5,085,165	-	8,368,305

TOTAL LIABILITIES	12,733	21,770	2,626,672	372,538	2,345,576	967,185	999,319	7,610,225	77	14,956,095

	12-31-2019
	UF	Chilean Peso	Dollar	Euro	Colombian Peso	Peruvian Sol	Argentine Peso	Brazilian Real	Other Currency	Total
LIABILITIES	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
CURRENT LIABILITIES
Other current financial liabilities	6,227	1	594,317	-	169,525	45,579	84	592,674	-	1,408,407
Current lease liability	11	-	33,751	5	6,004	15,455	7	26,411	-	81,644
Trade and other current payables	-	62,073	205,848	13,770	433,753	217,115	418,518	2,568,851	117	3,920,045
Current accounts payable to related parties	-	6,273	211,872	257,476	1,832	1,967	247	14,844	-	494,511
Other current provisions	-	561	45,458	-	38,297	11,934	44,825	144,973	4	286,052
Current tax liabilities	-	-	-	-	108,167	13,739	92,080	6,741	-	220,727
Other current non-financial liabilities	-	189	4,445	-	27,521	24,218	40,633	223,731	18	320,755
Liabilities associated with disposal groups held for sale	-	-	-	-	3,791	-	-	-	-	3,791

TOTAL CURRENT LIABILITIES	6,238	69,097	1,095,691	271,251	788,890	330,007	596,394	3,578,225	139	6,735,932

	12-31-2019
	UF	Chilean Peso	Dollar	Euro	Colombian Peso	Peruvian Sol	Argentine Peso	Brazilian Real	Other Currency	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
NON-CURRENT LIABILITIES
Other non-current financial liabilities	9,766	-	1,106,962	-	1,404,407	400,395	-	1,860,303	-	4,781,833
Non-current lease liability	8	-	18,317	-	6,190	25,300	7	58,803	-	108,625
Trade and other non-current payables	-	-	7	-	997	10,868	152,240	2,171,885	-	2,335,997
Other long-term provisions	-	-	-	-	49,659	54,775	23,710	848,183	-	976,327
Deferred tax liabilities	-	-	-	-	51,332	254,591	311,503	26,428	-	643,854
Non-current provisions for employee benefits	-	2,979	-	-	129,507	6,245	14,178	1,683,453	-	1,836,362
Other non-current non-financial liabilities	-	-	3,563	-	6,318	24,676	54,162	22,549	-	111,268

TOTAL NON-CURRENT LIABILITIES	9,774	2,979	1,128,849	-	1,648,410	776,850	555,800	6,671,604	-	10,794,266

TOTAL LIABILITIES	16,012	72,076	2,224,540	271,251	2,437,300	1,106,857	1,152,194	10,249,829	139	17,530,198

APPENDIX 2 ADDITIONAL INFORMATION OFFICIAL BULLETIN No. 715 OF FEBRUARY 3, 2012

This appendix forms an integral part of these consolidated financial statements.

a) Portfolio stratification

-	Trade and other receivables by maturity:

	09-30-2020
	Up-to-date portfolio	1 - 90 days in arrears	91 - 180 days in arrears	More than 181 days in arrears	Total Current	Total Non- Current
Trade and other receivables, current	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, gross	1,412,801	477,036	140,199	837,304	2,867,340	105,670
Allowance for impairment	(39,201)	(22,061)	(33,371)	(563,026)	(657,659)	(37,223)
Accounts receivable for financial leasing	398	-	-	-	398	7,558
Other receivables, gross	544,653	-	-	-	544,653	446,800
Impairment provision	(3,275)	-	-	-	(3,275)	(162)
Total	1,915,376	454,975	106,828	274,278	2,751,457	522,643

	12-31-2019
	Up-to-date portfolio	1 - 90 days in arrears	91 - 180 days in arrears	More than 181 days in arrears	Total Current	Total Non- Current
Trade and other current receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, gross	1,634,722	569,852	121,125	893,346	3,219,045	122,428
Allowance for impairment	(6,115)	(18,035)	(25,674)	(592,763)	(642,587)	(22,552)
Other receivables, gross	1,024,368	-	-	-	1,024,368	494,790
Impairment provision	(96,369)	-	-	-	(96,369)	(6,709)
Total	2,556,606	551,817	95,451	300,583	3,504,457	587,957

-	By type of portfolio:

	09-30-2029
	Non-renegotiated portfolio		Renegotiated portfolio		Total Gross Portfolio
Time in Arrears	Number of customers	Gross amount ThUS$	Number of customers	Gross amount ThUS$	Number of customers	Gross amount ThUS$
Up-to-date	10,161,432	1,350,355	3,927,130	168,116	14,088,562	1,518,471
1 to 30 days	8,807,636	280,982	1,178,783	20,140	9,986,419	301,122
31 to 60 days	3,271,997	100,824	470,894	12,870	3,742,891	113,694
61 to 90 days	2,054,253	51,587	318,761	10,633	2,373,014	62,220
91 to 120 days	1,798,705	39,331	279,566	8,530	2,078,271	47,861
121 to 150 days	1,761,861	37,104	228,068	7,866	1,989,929	44,970
151 to 180 days	1,651,352	39,797	208,246	7,571	1,859,598	47,368
181 to 210 days	1,246,650	65,472	185,585	6,669	1,432,235	72,141
211 to 250 days	791,514	39,092	253,407	7,047	1,044,921	46,139
More than 251 days	13,785,395	642,182	2,012,626	76,842	15,798,021	719,024
Total	45,330,795	2,646,726	9,063,066	326,284	54,393,861	2,973,010

	12-31-2019
	Non-renegotiated portfolio		Renegotiated portfolio		Total Gross Portfolio
Time in Arrears	Number of customers	Gross amount ThUS$	Number of customers	Gross amount ThUS$	Number of customers	Gross amount ThUS$
Up-to-date	10,442,984	1,570,017	2,243,270	187,133	12,686,254	1,757,150
1 to 30 days	10,554,688	367,028	274,004	19,590	10,828,692	386,618
31 to 60 days	2,891,196	113,544	168,392	11,307	3,059,588	124,851
61 to 90 days	1,646,411	47,895	145,445	10,488	1,791,856	58,383
91 to 120 days	1,298,837	36,572	147,648	10,110	1,446,485	46,682
121 to 150 days	1,071,803	29,595	126,358	8,851	1,198,161	38,446
151 to 180 days	1,178,308	28,208	116,975	7,789	1,295,283	35,997
181 to 210 days	844,830	53,458	109,466	7,522	954,296	60,980
211 to 250 days	586,763	38,692	115,965	7,463	702,728	46,155
More than 251 days	12,673,241	702,719	1,560,492	83,492	14,233,733	786,211
Total	43,189,061	2,987,728	5,008,015	353,745	48,197,076	3,341,473

b) Portfolio in default and in legal collection process.

	Balance as of 09-30-2020		Balance as of 09-30-2019
Portfolio in Default and in Legal Collection Process	Number of customers	Amount ThUS$	Number of customers	Amount ThUS$
Notes receivable in default	947,956	202,947	735,685	88,314
Notes receivable in legal collection process (*)	13,485	51,576	9,211	39,760
Total	961,441	254,523	744,896	128,074

(*) Legal collections are included in the portfolio in arrears.

c) Provisions and write-offs.

	Balance as of
Provisions and write-offs	09-30-2020 ThUS$	12-31-2019 ThUS$
Provision for non-renegotiated portfolio	160,341	107,628
Provision for renegotiated portfolio	18,792	52,617
Recoveries	(292)	(995)
Total	178,841	159,250

d) Number and amount of operations.

	Balance as of
	09-30-2020		12-31-2019
Number and Amount of Transactions	Total detail by type of transaction Last Quarter ThUS$	Total detail by type of operation Year-to- date ThUS$	Total detail by type of transaction Last Quarter ThUS$	Total detail by type of operation Year-to- date ThUS$
Allowance for impairment and recoveries:
Number of transactions	377,287	3,399,952	1,261,020	3,887,467
Amount of the transactions	49,648	178,841	60,327	159,250

APPENDIX 2.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES

This appendix forms an integral part of these consolidated financial statements.

a) Portfolio stratification

-	Trade receivables by time in arrears:

	09-30-2020
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Trade receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, Generation and Transmission	224,207	20,321	1,130	1,500	2,463	1,962	4,901	1,260	9,434	3,070	34,558	304,806	25,482
- Large Clients	77,860	19,448	56	-	823	1,098	3,157	100	-	2,971	3	105,516	25,464
- Institutional Clients	76,287	-	-	-	-	-	-	-	-	-	-	76,287	-
- Other	70,060	873	1,074	1,500	1,640	864	1,744	1,160	9,434	99	34,555	123,003	18
Allowance for impairment	(590)	(6)	(1)	-	(2)	(2)	(196)	(168)	-	(2,970)	(2,226)	(6,161)	(25,464)

Unbilled services	143,314	-	-	-	-	-	-	-	-	-	-	143,314	-
Billed services	80,893	20,321	1,130	1,500	2,463	1,962	4,901	1,260	9,434	3,070	34,558	161,492	25,482

Trade receivables, Distribution	1,188,594	280,801	112,564	60,720	45,398	43,008	42,467	70,881	36,705	90,342	591,054	2,562,534	80,188
- Mass-market Clients	748,287	213,863	85,933	42,720	30,732	26,472	26,926	51,035	24,727	59,747	397,184	1,707,626	51,997
- Large Clients	329,108	46,437	16,298	11,560	9,149	8,604	10,551	15,688	7,305	17,318	127,988	600,006	10,093
- Institutional Clients	111,199	20,501	10,333	6,440	5,517	7,932	4,990	4,158	4,673	13,277	65,882	254,902	18,098
Allowance for impairment	(38,611)	(3,260)	(9,235)	(9,559)	(8,390)	(11,917)	(12,864)	(38,354)	(21,746)	(50,273)	(447,289)	(651,498)	(11,759)

Unbilled services	548,581	-	-	-	-	-	-	-	-	-	-	548,581	508
Billed services	640,013	280,801	112,564	60,720	45,398	43,008	42,467	70,881	36,705	90,342	591,054	2,013,953	79,680

Total trade receivables, gross	1,412,801	301,122	113,694	62,220	47,861	44,970	47,368	72,141	46,139	93,412	625,612	2,867,340	105,670
Total Allowance for impairment	(39,201)	(3,266)	(9,236)	(9,559)	(8,392)	(11,919)	(13,060)	(38,522)	(21,746)	(53,243)	(449,515)	(657,659)	(37,223)
Total trade receivables, net	1,373,600	297,856	104,458	52,661	39,469	33,051	34,308	33,619	24,393	40,169	176,097	2,209,681	68,447

Since not all of our commercial databases in our Group’s different subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the subsidiaries to monitor and follow up on trade receivables is the following:

-	Mass-market clients
-	Large clients
-	Institutional clients

	12-31-2019
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Trade receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, Generation and Transmission	343,351	17,089	8,196	184	856	32	47	89	629	6,354	44,283	421,110	90
- Large Clients	88,188	16,659	7,975	30	42	28	42	-	2	2,973	5	115,944	9
- Institutional Clients	138,566	-	-	-	-	-	-	-	-	-	-	138,566	-
- Other	116,597	430	221	154	814	4	5	89	627	3,381	44,278	166,600	81
Allowance for impairment	5,124	(16)	(178)	(30)	(42)	(28)	(39)	-	(2)	(2,973)	(11,586)	(9,770)	-

Unbilled services	212,248	-	-	-	-	-	-	-	-	-	-	212,248	-
Billed services	131,103	17,089	8,196	184	856	32	47	89	629	6,354	44,283	208,862	89

Trade receivables, Distribution	1,291,371	369,529	116,655	58,199	45,826	38,414	35,950	60,891	45,526	97,339	638,235	2,797,935	122,338
- Mass-market Clients	721,018	258,671	87,270	39,214	31,694	25,209	25,146	47,492	31,098	63,599	451,530	1,781,941	34,580
- Large Clients	415,100	76,194	16,643	8,992	7,701	5,947	4,194	7,462	5,329	18,712	118,248	684,522	15,956
- Institutional Clients	155,253	34,664	12,742	9,993	6,431	7,258	6,610	5,937	9,099	15,028	68,457	331,472	71,802
Allowance for impairment	(11,239)	(3,769)	(7,136)	(6,906)	(7,310)	(8,266)	(9,989)	(40,989)	(25,358)	(54,280)	(457,575)	(632,817)	(22,552)

Unbilled services	554,064	-	-	-	-	-	-	-	-	-	-	554,064	-
Billed services	737,307	369,529	116,655	58,199	45,826	38,414	35,950	60,891	45,526	97,339	638,235	2,243,871	122,338

Total trade receivables, gross	1,634,722	386,618	124,851	58,383	46,682	38,446	35,997	60,980	46,155	103,693	682,518	3,219,045	122,428
Total Allowance for impairment	(6,115)	(3,785)	(7,314)	(6,936)	(7,352)	(8,294)	(10,028)	(40,989)	(25,360)	(57,253)	(469,161)	(642,587)	(22,552)
Total trade receivables, net	1,628,607	382,833	117,537	51,447	39,330	30,152	25,969	19,991	20,795	46,440	213,357	2,576,458	99,876

- By type of portfolio:

	09-30-2020
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Type of Portfolio	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	224,207	20,321	1,130	1,500	2,463	1,962	4,901	1,260	9,434	37,628	-	304,806	25,482
- Large Clients	77,863	19,448	56	-	823	1,098	3,157	100	-	2,974	-	105,519	25,464
- Institutional Clients	76,287	-	-	-	-	-	-	-	-	-	-	76,287	-
- Other	70,057	873	1,074	1,500	1,640	864	1,744	1,160	9,434	34,654	-	123,000	18
Renegotiated portfolio	-	-	-	-	-	-	-	-	-	-	-	-	-
- Large Clients	-	-	-	-	-	-	-	-	-	-	-	-	-
- Institutional Clients	-	-	-	-	-	-	-	-	-	-	-	-	-
- Other	-	-	-	-	-	-	-	-	-	-	-	-	-
DISTRIBUTION
Non-renegotiated portfolio	1,072,137	260,661	99,694	50,087	36,868	35,142	34,896	64,212	29,658	604,554	-	2,287,909	28,529
- Large Clients	666,348	199,247	77,001	35,944	24,754	21,444	22,047	46,341	19,908	406,323	-	1,519,357	24,218
- Institutional Clients	301,594	43,060	13,982	8,840	7,669	6,958	8,945	14,509	6,329	132,026	-	543,912	4,121
- Other	104,195	18,354	8,711	5,303	4,445	6,740	3,904	3,362	3,421	66,205	-	224,640	190
Renegotiated portfolio	116,457	20,140	12,870	10,633	8,530	7,866	7,571	6,669	7,047	76,842	-	274,625	51,659
- Large Clients	81,935	14,616	8,932	6,775	5,979	5,027	4,879	4,694	4,819	50,608	-	188,264	26,395
- Institutional Clients	27,518	3,376	2,316	2,721	1,480	1,647	1,606	1,179	976	13,280	-	56,099	6,957
- Other	7,004	2,148	1,622	1,137	1,071	1,192	1,086	796	1,252	12,954	-	30,262	18,307

Total gross portfolio	1,412,801	301,122	113,694	62,220	47,861	44,970	47,368	72,141	46,139	719,024	-	2,867,340	105,670

	12-31-2019
	Up-to-date portfolio	1 - 30 days in arrears	31 - 60 days in arrears	61 - 90 days in arrears	91 - 120 days in arrears	121 - 150 days in arrears	151 - 180 days in arrears	181 - 210 days in arrears	211 - 250 days in arrears	More than 251 days in arrears	More than 365 days in arrears	Total Current	Total Non- Current
Type of Portfolio	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
GENERATION AND TRANSMISSION
Non-renegotiated portfolio	291,263	17,089	8,196	184	856	32	47	89	629	50,592	-	368,977	82
- Large Clients	88,188	16,659	7,975	30	42	28	41	-	2	2,978	-	115,943	-
- Institutional Clients	96,283	-	-	-	-	-	-	-	-	-	-	96,283	-
- Other	106,792	430	221	154	814	4	6	89	627	47,614	-	156,751	82
Renegotiated portfolio	52,088	-	-	-	-	-	-	-	-	45	-	52,133	8
- Large Clients	-	-	-	-	-	-	-	-	-	-	-	-	8
- Institutional Clients	42,283	-	-	-	-	-	-	-	-	-	-	42,283	-
- Other	9,805	-	-	-	-	-	-	-	-	45	-	9,850	-
DISTRIBUTION
Non-renegotiated portfolio	1,216,141	349,939	105,348	47,711	35,716	29,563	28,161	53,369	38,063	652,127	-	2,556,138	62,531
- Large Clients	676,406	244,837	78,862	32,485	25,178	19,480	19,818	42,643	26,041	460,446	-	1,626,196	9,309
- Institutional Clients	402,342	73,848	15,150	7,146	5,982	4,874	3,200	6,532	4,586	124,871	-	648,531	8,111
- Other	137,393	31,254	11,336	8,080	4,556	5,209	5,143	4,194	7,436	66,810	-	281,411	45,111
Renegotiated portfolio	75,230	19,590	11,307	10,488	10,110	8,851	7,789	7,522	7,463	83,447	-	241,797	59,807
- Large Clients	44,612	13,834	8,409	6,730	6,516	5,730	5,328	4,849	5,055	54,682	-	155,745	25,271
- Institutional Clients	12,758	2,346	1,492	1,845	1,719	1,072	994	930	744	12,089	-	35,989	7,845
- Other	17,860	3,410	1,406	1,913	1,875	2,049	1,467	1,743	1,664	16,676	-	50,063	26,691

Total gross portfolio	1,634,722	386,618	124,851	58,383	46,682	38,446	35,997	60,980	46,155	786,211	-	3,219,045	122,428

APPENDIX 2.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY

This appendix forms an integral part of these consolidated financial statements.

	COLOMBIA				PERU				ARGENTINA				BRAZIL				TOTAL
	09-30-2020		12-31-2019		09-30-2020		12-31-2019		09-30-2020		12-31-2019		09-30-2020		12-31-2019		09-30-2020		12-31-2019
Country	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls
BALANCE	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current accounts receivable from related parties	-	-	-	-	-	-	-	-	-	-	-	-	5,823	17	2,452	15	5,823	17	2,452	15
Non-current accounts receivable from related parties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Trade and other receivables, current	130,705	10,119	131,740	8,820	54,670	11,073	62,526	12,538	80,740	-	110,830	-	308,463	2,520	475,319	6,531	574,578	23,712	780,415	27,889
Trade and other receivables, non-current	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Asset Estimate	130,705	10,119	131,740	8,820	54,670	11,073	62,526	12,538	80,740	-	110,830	-	314,286	2,537	477,771	6,546	580,401	23,729	782,867	27,904
Current accounts payable to related parties	617	-	763	-	-	-	-	-	-	-	-	-	14,697	147	12,957	519	15,314	147	13,720	519
Non-urrent accounts payable to related parties	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Trade and other payables, current	33,990	11,249	43,633	13,176	34,937	9,020	37,502	11,837	47,080	-	55,194	-	481,385	10,071	697,292	159,478	597,392	30,340	833,621	184,491
Trade and other payables, non-current	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Liability Estimate	34,607	11,249	44,396	13,176	34,937	9,020	37,502	11,837	47,080	-	55,194	-	496,082	10,218	710,249	159,997	612,706	30,487	847,341	185,010

	COLOMBIA				PERU				ARGENTINA				BRAZIL				TOTAL
	09-30-2020		09-30-2019		09-30-2020		09-30-2019		09-30-2020		09-30-2019		09-30-2020		09-30-2019		09-30-2020		09-30-2019
	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls	Energy and capacity	Tolls
INCOME STATEMENT	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Energy sales	134,569	10,263	155,771	8,688	56,853	11,515	57,848	12,295	88,637	-	137,819	-	351,134	2,971	584,493	6,279	631,193	24,749	935,931	27,262
Energy purchases	35,124	11,635	43,490	12,123	36,333	9,379	37,036	11,786	47,077	-	59,264	-	553,868	11,334	674,010	152,100	672,402	32,348	813,800	176,009

APPENDIX 3 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS

This appendix forms an integral part of the Group’s financial statements.

	Balance as of				Balance as of
	09-30-2020				12-31-2019
Suppliers with	Goods	Services	Other	Total	Goods	Services	Other	Total
Payments Up-to-Date	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Up to 30 days	9,153	394,321	658,465	1,061,939	181,353	424,827	1,108,119	1,714,299
From 31 to 60 days	4,539	257,687	57,770	319,996	51,522	167,440	83,664	302,626
From 61 to 90 days	24,610	41,035	9,203	74,848	6,192	24,320	3,071	33,583
From 91 to 120 days	286	16,984	5,549	22,819	1,088	10,437	3,375	14,900
From 121 to 365 days	7,202	13,264	142,667	163,133	10,394	5,528	98,859	114,781
More than 365 days	2,037	3,396	109,074	114,507	-	4,318	167,190	171,508

Total	47,827	726,687	982,728	1,757,242	250,549	636,870	1,464,278	2,351,697

	Balance as of				Balance as of
	09-30-2020				12-31-2019
Suppliers with	Goods	Services	Other	Total	Goods	Services	Other	Total
Payments Overdue	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Up to 30 days	1,480	24,759	35,391	61,630	2,209	70,595	-	72,804
From 31 to 60 days	-	-	27,600	27,600	-	-	-	-
From 61 to 90 days	-	-	8,771	8,771	-	-	-	-
From 91 to 120 days	-	-	13,326	13,326	-	-	-	-
From 121 to 365 days	-	-	88,809	88,809	-	-	-	-
More than 365 days	-	-	103	103	-	272	-	272

Total	1,480	24,759	174,000	200,239	2,209	70,867	-	73,076

	Balance as of				Balance as of
	09-30-2020				12-31-2019
	Goods	Services	Other	Total	Goods	Services	Other	Total
Suppliers details	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Energy suppliers	756	99,064	978,622	1,078,442	92,284	59,014	1,253,815	1,405,113
Fuel and gas suppliers	-	17,735	-	17,735	19,102	7,834	-	26,936
Asset acquisitions	8,972	25,419	17,335	51,726	16,670	381	10,868	27,919
Payables due for goods and services	39,579	609,228	160,771	809,578	124,702	640,508	199,595	964,805

Total	49,307	751,446	1,156,728	1,957,481	252,758	707,737	1,464,278	2,424,773